The registrant is submitting this draft registration statement confidentially as an “emerging growth company”

pursuant to Section 6(e) of the Securities Act of 1933.

As submitted confidentially to the Securities and Exchange Commission on July 8, 2025

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Bluerock Homes Trust, Inc.

(Exact name of registrant as specified in its charter)

919 Third Avenue

40th Floor

New York, NY 10022

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Jordan Ruddy
Bluerock Homes Trust, Inc.
919 Third Avenue

40th Floor

New York, NY 10022

(212) 843-1601

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard P. Cunningham, Jr., Esq. Kathryn A. Lawrence, Esq. Williams Mullen 200 South 10th Street, Suite 1600 Richmond, Virginia 23219 (804) 420-6000

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller Reporting Company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 8, 2025

PRELIMINARY PROSPECTUS

BLUEROCK HOMES TRUST, INC.

Series B Redeemable Preferred Stock

Maximum of 14,000,000 Shares

(Liquidation Preference $25.00 per share of Series B Redeemable Preferred Stock (subject to adjustment))

Bluerock Homes Trust, Inc. is a Maryland corporation formed to assemble a portfolio of institutional residential properties including single-family homes, build-to-rent communities, and other residential communities, located in knowledge-economy and high quality of life growth markets of the Sunbelt and Western United States. Our principal business objective is to generate attractive risk-adjusted returns on investments where we believe we can drive growth in funds from operations and net asset value by acquiring residential units, developing residential communities, and through Value-Add renovations.

We are offering a maximum of 14,000,000 shares of our Series B Redeemable Preferred Stock, par value $0.01 per share, referred to as our Series B Redeemable Preferred Stock, at a public offering price of $25.00 per share. To the extent a participating broker-dealer reduces its selling commissions below 7.0%, the public offering price per share of Series B Redeemable Preferred Stock will be decreased by an amount equal to such reduction. The Series B Redeemable Preferred Stock will rank on parity with our 6.0% Series A Redeemable Preferred Stock (the “Series A Redeemable Preferred Stock”), and senior to our common stock, with respect to payment of dividends and distribution of amounts upon liquidation, dissolution or winding up. Holders of our Series B Redeemable Preferred Stock will generally have no voting rights, except an exclusive voting right on any amendment to our charter that would alter only the contract rights, as expressly set forth in our charter, of the Series B Redeemable Preferred Stock.

We are organized and conduct our operations in a manner that will allow us to maintain our qualification as a real estate investment trust for U.S. federal income tax purposes, or REIT, commencing with our taxable year ended December 31, 2022. To assist us in maintaining our qualification as a REIT, among other purposes, our charter contains certain restrictions relating to the ownership and transfer of our capital stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer” in this prospectus.

Our Class A common stock is listed on the NYSE American under the symbol “BHM.” On           , 2025, the closing price of our Class A common stock as reported on the NYSE American was $           per share. There is currently no public trading market for the Series B Redeemable Preferred Stock, and we do not expect a market to develop. We do not intend to apply for a listing of the Series B Redeemable Preferred Stock on any national securities exchange.

The Series B Redeemable Preferred Stock has not been rated and is subject to the risks associated with non-rated securities. You should carefully read and consider “Risk Factors” beginning on page 17 of this prospectus for a discussion of the risks that should be considered in connection with your investment in our Series B Redeemable Preferred Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Maximum Offering(1)
Public offering price	$25.00	$350,000,000	(2)
Selling commissions(3)(4)(5)	$1.75	$24,500,000
Placement fee	$0.75	$10,500,000
Proceeds, before expenses, to us	$22.50	$315,000,000

(1)	Assumes that all shares of Series B Redeemable Preferred Stock offered in the primary offering are sold.
(2)	Initial gross proceeds.
(3)	Selling commissions and the placement fee will equal up to 7.0% and 3.0% of aggregate gross proceeds, respectively, in the offering. Each is payable to our dealer manager. We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and to broker-dealers that are members of the Financial Industry Regulatory Authority (“FINRA”) and authorized by our dealer manager to sell shares of our Series B Redeemable Preferred Stock, which we refer to as participating broker-dealers. The value of such items will be considered underwriting compensation in connection with this offering, and the corresponding payments of the placement fee will be reduced by the aggregate value of such items. The combined selling commissions, placement fee and such non-cash compensation for the offering will not exceed 10.0% of the aggregate gross proceeds of this offering, which is referred to as FINRA’s 10.0% cap. Our dealer manager will repay to us any excess payments made to our dealer manager over FINRA’s 10.0% cap if this offering is abruptly terminated before reaching the maximum amount of offering proceeds for the offering.
(4)	Our dealer manager may reallow all or a portion of its selling commissions attributable to a participating broker-dealer. In addition, our dealer manager also may reallow a portion of the placement fee earned on the proceeds raised by a participating broker-dealer, to such participating broker-dealer as a non-accountable marketing or due diligence allowance. The amount of the reallowance to any participating broker-dealer will be determined by the dealer manager in its sole discretion.
(5)	To the extent a participating broker-dealer reduces its selling commissions below 7.0%, the offering price per share of Series B Redeemable Preferred Stock will be decreased by an amount equal to such reduction. See “Plan of Distribution.”

The dealer manager of this offering is Bluerock Capital Markets, LLC, or Bluerock Capital Markets, an affiliate of our Manager. The dealer manager is not required to sell any specific number or dollar amount of shares of Series B Redeemable Preferred Stock, but will use its “reasonable best efforts” to sell the shares of Series B Redeemable Preferred Stock offered. The minimum permitted purchase is generally $5,000, but purchases of less than $5,000 may be made in the sole discretion of the dealer manager. We expect to sell up to 14,000,000 shares of our Series B Redeemable Preferred Stock in this offering by           , 2027, which may be extended through           , 2028, in our sole discretion. If we extend the offering period beyond           , 2027, we will supplement the prospectus accordingly. It is our intent, however, to conduct a continuous offering of shares of our Series B Redeemable Preferred Stock for an indefinite period of time by filing for additional offerings thereof, subject to regulatory approval and continued compliance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and applicable state laws. Our board of directors may elect to terminate this offering at any time.

We will sell shares of our Series B Redeemable Preferred Stock through Depository Trust Company, or DTC, settlement, or DTC Settlement; or, under special circumstances, through Direct Registration System settlement, or DRS Settlement. See the section entitled “Plan of Distribution” in this prospectus for a description of these settlement methods.

Bluerock Capital Markets, LLC
as Dealer Manager

Preliminary Prospectus dated             , 2025

You should rely only upon the information contained in this prospectus and any free writing prospectus provided or approved by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our Series B Redeemable Preferred Stock.

Industry and Market Data

We use industry forecasts and projections and market data throughout this prospectus, including data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources they believe to be reliable. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there can be no assurance that any of the projections will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information, and the accuracy and completeness of the information are not guaranteed.

PROSPECTUS SUMMARY

This summary highlights the material information from this prospectus. Because it is a summary, it may not contain all the information that you should consider before investing in our Series B Redeemable Preferred Stock. To fully understand this offering, you should carefully read this entire prospectus, including the more detailed information set forth under the caption “Risk Factors,” the Consolidated Financial Statements, including the related notes and schedules thereto, appearing in our Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated herein by reference, and any free writing prospectus provided or approved by us before investing in our Series B Redeemable Preferred Stock.

Unless the context otherwise requires or indicates, references in this prospectus to “us,” “we,” “our” or “the company” refer to Bluerock Homes Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including, without limitation, Bluerock Residential Holdings, L.P., a Delaware limited partnership, which we refer to as our “Operating Partnership.” We refer to Bluerock Real Estate, L.L.C., a Delaware limited liability company, together with its affiliates, as Bluerock, and Bluerock Homes Manager, LLC, a Delaware limited liability company, as our Manager.

Our Company

We are an externally managed REIT formed to assemble a portfolio of institutional residential properties including single-family homes, build-to-rent communities, and other residential communities located in attractive markets with a focus on the knowledge-economy and high quality of life (“Knowledge/Quality”) growth markets of the Sunbelt and Western United States. Our principal business objective is to generate attractive risk-adjusted returns on investments where we believe we can drive growth in funds from operations (“FFO”) and net asset value (“NAV”) by acquiring residential units, developing residential communities, and through Value-Add renovations. Our Value-Add strategy focuses on repositioning lower-quality, less current assets to drive rent growth and expand margins to increase net operating income and maximize returns to our investors.

Our target renter pool includes the large cohort of rental-biased and debt-burdened millennials, among others, who are reaching their peak household-formation age, have a propensity for renting for lifestyle or flexibility reasons, and/or who do not want or cannot afford the upfront and ongoing financial commitments of home ownership.

We invest primarily through control positions in joint ventures with a network of established private, regional owner-operators in proprietary, off-market transactions across a broad market footprint, enabling us to execute our strategies across multiple markets and strategies. Where appropriate, we may seek to increase our ownership of the venture to 100%, subsequent to the execution of the initial business plan for each property.

For more information, see “Our Business and Properties—Our Company.”

Our Portfolio

Our portfolio consists primarily of residential properties that are between 15 and 40 years old located in first-ring suburban markets (which are areas within close proximity to downtown amenities, including restaurants and retail shopping) with quality school systems and direct access to large metropolitan areas. We source potential investments in residential properties through a variety of channels, including our existing relationships and those developed by our network, real estate brokers, auctions and marketed portfolio sales. Our build-to-rent communities are typically developed by our partners with expertise in development utilizing capital which we provide in a variety of structures, including through common equity, preferred equity and mezzanine loans. Our build-to-rent communities are typically located in target markets that we believe will enable us to capture development premiums on completion. These residential properties are specifically designed to be rented and are typically amenitized with larger floorplans ranging between two and four bedrooms and consist of both attached and detached homes.

As of March 31, 2025, we held twenty-three real estate investments, consisting of fourteen consolidated investments and nine preferred equity and loan investments. The twenty-three investments represent an aggregate of 5,048 residential units, comprised of 3,414 consolidated units, of which 170 units are under development, and 1,634 units through preferred equity and loan investments, which includes planned units and those under development. As of March 31, 2025, our consolidated operating investments were approximately 91.9% occupied; excluding units classified as held for sale and down/renovation units, our consolidated operating investments were approximately 94.1% occupied. For more information, see “Our Business and Properties—Our Portfolio.”

Our Target Markets

We focus on Knowledge/Quality markets with strong job growth, expanding populations and favorable quality of life characteristics. These Knowledge/Quality markets are typically non-gateway regions, with access to good healthcare, highly-rated school systems, lower crime rates, robust infrastructure, good affordability and a growing economic base. They are generally anchored by major universities, technology, healthcare, trade, next-generation high value-add manufacturing or government industries as well as right to work laws, growing populations, and strong household formations.

Because employment growth is highly correlated with rental demand, we generally select markets with job growth above the national average. In addition, because income growth is highly correlated with ability to deliver rent growth, we select markets with exposure to industries with attractive and growing compensation levels. We believe our approach of focusing on Knowledge/Quality markets with employment and income growth should not only contribute to achieving strong rental demand and occupancy but should also enable us to achieve revenue growth to deliver attractive risk-adjusted returns within our portfolio.

Geographically, the majority of our existing portfolio is positioned in the Sunbelt. According to Moody’s Analytics, as of Q1 2024, the Sunbelt is home to approximately 50% of all U.S. households and is expected to experience average population growth of nearly 7% between 2024 and 2034. Additional existing markets include high-growth areas of the West (excluding California) and other markets with similar attractive demographics as warranted. We believe that the diverse balance of larger and smaller markets within our core footprint, along with a strong current cash flow base and value-add upside, will enable us to deliver attractive investment returns across a full economic cycle.

We select and continuously evaluate our target markets through an analysis of demographic data at both the market and submarket levels, which may include the following:

•	Strong Economic Drivers. Economy characterized by growth industries and jobs of the future such as healthcare and technology, signaling near- and long-term employment growth, relatively low housing affordability and low rent-to-income ratios that allow for future rent increases.

•	Favorable Business Climate. Regulatory conditions that attract, retain, and foster job growth and new business development including lower tax rates and right-to-work states.

•	Robust Infrastructure. Growing economic base driven by the presence of technology centers, major colleges and universities, healthcare, trade, next-generation high value-add manufacturing, government industries, and modern transportation facilities and networks.

•	Renter Demographics. The presence of a younger, more educated workforce with a high population of renters by choice.

•	High Quality of Life. Areas with abundant recreation, leisure, cultural, and entertainment options, highly rated school systems that appeal to young parents, and plentiful social opportunities including ample recreation and open space, all of which foster population growth and retention. Within our target markets, we focus on submarkets where members of our network have established relationships, transaction history, market knowledge and potential access to off-market investments, as well as an ability to direct property management and leasing operations efficiently.

For more information, see “Our Business and Properties—Our Target Markets.”

Our Network Strategy

We believe the most important elements in successful investing in residential real estate are the ability to access attractive, proprietary deal flow, deep local market knowledge to underwrite appropriately, as well as operational expertise and infrastructure to provide execution of the operating and value creation strategies.

For this reason, we invest primarily through controlling positions in joint ventures with members of our network, representing experienced regional owner-operators across the nation. These relationships provide a wealth of seasoned market knowledge, along with access to a substantial, often proprietary, transaction pipeline, extensive operating infrastructure, and the ability to execute in our target markets without the cost and logistical burdens of maintaining our own local infrastructure across a broad footprint. Benefits of our network strategy include the following:

•	Force multiplier sourcing effect that provides access to a sizable pool of attractive, off-market investment opportunities;

•	Deep intellectual capital and track record of success, enabling us to deliver a knowledge-based underwriting of the transaction;

•	Extensive operational infrastructure enabling us to deliver execution across multiple investment strategies and markets, without the cost and logistical burdens of maintaining our own infrastructure for those markets and strategies;

•	Substantial capital to invest alongside us, ensuring our partners’ interests are aligned with ours, particularly in terms of delivering returns for our investors; and

•	Opportunity to achieve ambitious growth and diversification goals via rapid deployment of capital and elimination of delays establishing a robust on-the-ground presence in each new market we enter.

The in-house asset management team of our Manager and its affiliates works in tandem with our network members to oversee the implementation of each asset’s business plan, including budgeting, capital expenditures, tenant improvements and financial performance. We believe that our network partners, given their significant co-investment in the projects, provide superior management execution versus third-party fee-only management companies. Notwithstanding the investments of each member of our network, we expect to maintain substantial control over these ventures, including with respect to strategic decision-making.

For more information, see “Our Business and Properties—Our Network Strategy.”

Our Competitive Strengths

We believe that our investment strategy and operating model distinguishes us from other owners, operators, and acquirors of residential rental real estate in several important ways.

Our Key Principals. Our team offers significant breadth and depth in real estate operating and investment experience. Our team has successfully sourced, structured, acquired and managed more than 50 million square feet of residential real estate investments in our target markets, totaling approximately $15 billion in value, and bring an average of 30 years’ experience across multiple real estate and credit cycles. We believe this experience will provide a competitive advantage, enabling us to grow the company and generate attractive risk-adjusted returns for our stockholders. Our principals’ competitive strengths include:

•	Expertise Across Our Target Markets. Our principals have significant experience structuring and investing in properties successfully in our target markets, through multiple financial and real estate investment cycles, providing a breadth and depth of operating and investment experience to help steer our investment strategy wisely;

•	Expertise Creating Value Across Our Investment Strategies and Various Capital Structures. Our principals have substantial experience executing transactions and creating value across our value-add and development investment strategies, and across capital structures — equity, preferred equity, and mezzanine — providing substantial flexibility to create value in transactions, subject to maintaining our qualification as a REIT;

•	Expertise in Corporate and Portfolio Transactions to Create Value. Our principals have executed large corporate and portfolio transactions, including the rollup of assets to create multiple public companies, the creation of multiple asset management platforms, and the purchase of distressed assets and/or companies out of bankruptcy, demonstrating a sophisticated structuring capability and an ability to execute complex capital markets transactions, which experience will assist us in growing the company and delivering attractive risk-adjusted returns to our stockholders; and

•	Expertise in Financing and Structuring Transactions. Our investment team has substantial expertise structuring and financing transactions, enabling us to evaluate and access the most efficient capital structures for our acquisitions. In addition, our investment team has extensive experience structuring development transactions with network partners to capture significant value while minimizing inherent risks and/or guarantees associated with such transactions.

Our Network. We invest primarily through controlling positions in joint ventures with members of our network, which allows us to draw on the collective relationships and market knowledge and experience of significant private owner-operators in the nation who invest alongside us in transactions, in order to source, underwrite and execute attractive transactions. We believe our network provides us access to a substantial, often proprietary, transaction pipeline, along with extensive infrastructure and ability to execute across our target markets without the cost and logistical burdens associated with maintaining our own infrastructure and pipeline in these markets.

Disciplined “Broad and Deep” Underwriting. By leveraging our network, we are able to execute a rigorous underwriting process, which we believe improves our ability to evaluate risk and create value in our transactions. To begin, our network partners conduct underwriting and due diligence for our transactions, enabling us to leverage intellectual capital and local experience acquired through their years of experience in the market. At the same time, our team of investment professionals implements our disciplined underwriting and due diligence process, with a focus on value relative to other potential opportunities within our target markets. The ability to review investment opportunities broadly (across markets), as well as deeply (within the target market), greatly improves our ability to source and execute attractive transactions for our portfolio.

Scalable Operating Model. Our relationships enable us to tap into what we believe to be the substantial, often proprietary, transaction flow of our network, allowing for rapid deployment of available capital. Our extensive network provides us the ability to scale our operations quickly, enabling us to allocate and reallocate capital across multiple target markets and along multiple strategies, and to invest in or divest of properties rapidly without the time delay associated with building infrastructure across multiple markets, and without burdening us with excessive operating and overhead costs.

For more information, see “Our Business and Properties—Our Competitive Strengths.”

Growth Strategies

Our principal business objective is to generate attractive risk-adjusted investment returns by assembling a portfolio of institutional residential properties including single-family homes, build-to-rent communities, and other residential communities located across a diverse group of growth markets. By implementing our investment strategies and our institutional-quality management, we expect to be able to achieve sustainable long-term growth in both our FFO and NAV.

Value Creation Execution. We acquire residential rental properties with potential for long-term value creation for our stockholders. We utilize the following internal and external growth strategies to drive growth in FFO and NAV for our investors:

•	Value-Add Renovation. We see significant potential for capital appreciation through renovation of existing assets. Our value-add strategy focuses on working with our local experts to reposition lower-quality, less current assets and drive rent growth and expand margins, increasing net operating income (“NOI”) and maximizing our return on investment.

•	Income and Appreciation. We invest in well-located institutional residential properties with strong and stable cash flows in demographically attractive knowledge economy growth markets where we believe there exists significant potential for medium-term capital appreciation through renovation or redevelopment, to reposition the asset and drive future rental growth.

•	Invest-to Own. We selectively invest in the development of build-to rent and other residential properties in target markets where we believe we can capture significant development premiums upon completion. We generally make common equity investments or use a preferred equity structure which provides income during the development stage and/or the ability to capture development premiums at completion by exercising our conversion rights to take ownership.

•	Institutional Property Management / NOI Margin Expansion. We expect to improve margins at our operating properties by deploying institutional management approaches across the portfolio – including professional management, investment in technology platforms, and leveraging economies of scale – to best position the portfolio for optimal rental growth. We seek to address operational inefficiencies, revenue management and deferred capital maintenance at scale and to grow underlying cashflow through substantial NOI margin expansion at stabilized properties. We will also provide an aggressive asset management presence, working alongside our network partners to ensure optimal execution of the asset management plan, enabling us to drive rent growth and values.

•	Technology-Aided Platform. We have implemented a data warehouse, which provides us with real-time visibility into leasing, inventory, maintenance and renovation metrics allowing us to quickly react to changes in current operational performance and monitor trends across our portfolio. Further, we believe we will be able to utilize our data warehouse technology as a building block in the design and implementation of a portfolio-wide revenue management system to further drive NOI and margin expansion. In addition, we utilize various PropTech solutions to both acquire and maximize operational efficiency. Operational PropTech solutions include focus on streamlining value-add initiatives, integrating smart-home technology, automating the lease process and providing the robust and coordinated maintenance services.

Invest in Institutional Residential Properties.  We intend to continue to acquire institutional residential properties targeting the high disposable income renter by choice, where we believe we can create long-term value growth for our stockholders.

Focus on Growth Markets.  We intend to continue to focus on demographically attractive growth markets, which we define as markets with strong employment drivers in industries creating high disposable income jobs over the long term. Employment growth is highly correlated with apartment demand; therefore, we believe that selecting markets with job growth significantly above the national average will provide high potential for increased rental demand leading to revenue growth and attractive risk-adjusted returns.

Implement our Value Creation Strategies.  We intend to continue to focus on creating value at our properties utilizing our Value-Add, Opportunistic and Invest-to-Own investment strategies in order to maximize our return on investment. We work with each member of our network to evaluate property needs along with value-creation opportunities and create an asset-specific business plan to best position or reposition each property to drive rental growth and asset values. We then provide an aggressive asset management presence to manage our network partner and ensure execution of the plan, with the goal of driving rental growth and values.

Implement our Live/Work/Play Initiatives.  We intend to continue to implement our amenities and attributes to transform the residential community from a purely functional product (i.e., as solely a place to live), to a lifestyle product (i.e., as a place to live, interact, and socialize). Our Live/Work/Play initiatives are property specific, and generally consist of attributes that go beyond traditional features, including highly amenitized common areas, cosmetic and architectural improvements, technology, music and other community-oriented activities to appeal to our residents’ desire for a “sense of community” by creating places to gather, socialize and interact in an amenity-rich environment. We believe this creates an enhanced perception of value among residents, allowing for premium rental rates and improved resident retention.

Diversify Across Markets, Strategies and Investment Size.  We will seek to grow our institutional portfolio of residential properties diversified by geography and by investment strategy and by size to manage concentration risk, while driving both current income and capital appreciation throughout the portfolio. Our network enables us to diversify across multiple markets and multiple strategies efficiently, without the logistical burden and time delay of building operating infrastructure in multiple markets and across multiple investment strategies.

Harvest and Redeploy Capital Selectively. On an opportunistic basis and subject to compliance with REIT restrictions, we intend to sell properties when we have executed our value creation plans and when we believe the investment has limited additional upside relative to other opportunities. This allows us to harvest profits and reinvest proceeds to maximize stockholder value.

For more information, see “Our Business and Properties—Growth Strategies.”

Market and Investment Opportunity

The residential rental industry has historically been more resilient to economic cycles than other commercial real estate sectors and is currently benefiting from significant industry tailwinds that began during the COVID-19 pandemic. We believe industry dynamics present a compelling investment opportunity for us, including:

•	Renting currently represents a significant cost saving to homeownership, and the recent increases in both housing prices and mortgage rates have exacerbated the difference. This is expected to continue into the future and will force the millennial generation to rent for longer as they enter their household formation years.

•	Demand fundamentals are strong and strengthening further, particularly from rental-biased and debt-burdened millennials now reaching peak homeownership age. We believe that a continued upswing in propensity to rent, coupled with the limited and descending supply of housing options, signals significant opportunity in the residential rental industry.

•	Residential rental production has been below historical levels since the end of the Great Financial Crisis. This, coupled with lack of new housing supply and a significant decrease in apartment construction following 2024, is expected to create an ideal environment for the residential rental industry, providing landlords with significant pricing power due to a strong imbalance of supply and demand.

For more information, see “Our Industry and Market Opportunity —Market and Investment Opportunity.”

Our Environmental, Social and Governance Policies

Environmental: Improvements with the Environment in Mind. In keeping with our Environmental Sustainability Policy, we undertake a variety of environmental sustainability initiatives, including the installation of energy- and water-conserving fixtures at many of our upgraded properties. Our Value-Add investment model generates a continually replenishing opportunity for us to improve the environmental impact of older, less sustainable properties throughout the U.S., while our ground-up, build-to-rent developments incorporate environmentally sound principles from inception. Our due diligence process incorporates evaluation of environmental impacts, which are factored into our projections for acquisition or investment, affording us the functional and financial flexibility to develop or retrofit homes to operate more responsibly in a changing environment.

Social: Social Responsibility. Consistent with our Human Rights Policy, we strive to respect and promote all human rights, consistent with the UN Guiding Principles on Business and Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights. We maintain a diverse board of directors, both by ethnicity and gender, and remain committed to ensuring the preservation of human rights in our relationships with our employees, partners and tenants.

In the creation of our portfolio, we are especially proud that we are able to address a critical and growing need for quality, well-managed and affordable homes in desirable communities, striving to demonstrate the possibility of embracing both people and profits. As we discuss below, according to a study by the Joint Center for Housing Studies of Harvard University (March 2024), rent-burdened households hit a record high in 2022, as half of all households spent more than the recommended 30% of income on rent and utilities. Through our focus on the middle-income and rent-burdened renter with our build-to-rent investment strategy, we are seeking to deliver a supply of affordable, well-maintained, residential housing options, both for renters by choice as well as by necessity.

Governance: Corporate Governance. We have established a governance framework that fosters effective stewardship of investor and stockholder capital, promotes an ethical and transparent approach to doing business, and encourages board diversity. We are committed to operating our business under strong and accountable corporate governance practices and have structured our corporate governance in a manner that we believe aligns our interests with those of our stockholders.

For more information, see “Our Business and Properties—Our Environmental, Social and Governance Policies.”

Summary Risk Factors

An investment in our Series B Redeemable Preferred Stock involves a number of risks. See “Risk Factors,” beginning on page 17 of this prospectus. Some of the more significant risks include those set forth below.

Risks Related to Our Business, Properties and Industry

•	Our current portfolio primarily consists of interests in residential properties, located primarily in markets in the Sunbelt and Western United States. Any adverse developments in local economic conditions or the demand for residential properties in these markets may negatively impact our results of operations.

•	We have a limited operating history as an independent publicly-traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

•	We may not be successful in identifying and consummating suitable investment opportunities.

•	Adverse economic conditions may negatively affect our results of operations and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our properties.

•	You will have limited control over changes in our policies and day-to-day operations, which limited control increases the uncertainty and risks you face as a stockholder. In addition, our board of directors may change our major operational policies without your approval.

•	The ownership by our executive officers of interests representing a significant portion of our common stock on a fully diluted basis could allow our executive officers to exert significant influence over our company in a manner that may not be in the best interests of our other stockholders.

•	If mortgage debt is unavailable at reasonable rates, it may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flows from operations and the amount of cash distributions we can make.

•	Our business, results of operations, financial condition, and cash flows may be adversely affected by pandemics and outbreaks of infectious disease, which may include COVID-19.

Risks Related to Our Management and Relationships with Our Manager

•	Our Manager may not be successful in identifying and consummating suitable investment opportunities.

•	The inability of our Manager to retain or obtain key personnel could delay or hinder implementation of our investment strategies, which could impair our ability to make distributions and could reduce the value of your investment.

•	Because we will be dependent upon our Manager and its affiliates to conduct our operations, any adverse changes in the financial health of our Manager or its affiliates or our relationship with them could hinder our operating performance and the return on your investment.

•	Our board of directors will approve very broad investment guidelines for our Manager and will not approve each investment and financing decision made by our Manager unless required by our investment guidelines.

•	We may have conflicts of interest with our Manager and other affiliates, which could result in investment decisions that are not in the best interests of our stockholders.

Risks Related to the Separation and Distribution

•	Bluerock Residential Growth REIT, Inc., a Maryland corporation (“Bluerock Residential”), may fail to perform under various transaction agreements executed as part of its contribution to us, prior to the effective time of the merger of Bluerock Residential into a subsidiary of Badger Parent, LLC, an affiliate of Blackstone, Inc., on October 6, 2022 (the “Merger”), of certain single-family properties and other assets through the contribution to us of the general and certain limited partner interests in the Operating Partnership (the “Separation”).

•	Potential indemnification obligations owed to Bluerock Residential pursuant to the Separation and Distribution Agreement may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering

•	There is no public market for our Series B Redeemable Preferred Stock, and we currently have no plan to list the Series B Redeemable Preferred Stock on a securities exchange. If holders are able to sell their shares of Series B Redeemable Preferred Stock, they may have to be sold at a substantial discount.

•	Your interests in our Series B Redeemable Preferred Stock could be subordinated and/or diluted by the incurrence of additional debt, the issuance of additional shares of preferred stock, including additional shares of Series B Redeemable Preferred Stock, and by other transactions.

•	Holders of Series B Redeemable Preferred Stock should not expect us to redeem all or any such shares on the date they first become redeemable or on any particular date after they become redeemable. Any decision to propose a redemption will depend upon, among other things, our evaluation of our capital position and general market conditions at the time. We would likely choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect the ability of holders of shares of the applicable series of preferred stock to reinvest proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on such series of preferred stock had their shares not been redeemed. If we are unable to effectively manage the impact of these and other risks, our ability to meet our investment objectives would be substantially impaired. In turn, the value of our Class A common stock and our ability to make distributions would be materially reduced.

•	Holders of the Series B Redeemable Preferred Stock have extremely limited voting rights.

Risks Related to Our Status as a REIT

•	Failure to maintain our qualification as a REIT would materially and adversely affect us and the value of our stock.

•	In certain circumstances, we may be subject to certain U.S. federal, state and local taxes despite our qualification as a REIT, which would reduce our cash available for distribution to you.

•	Immediately prior to the closing of the Merger on October 6, 2022, Bluerock Residential declared a distribution of the outstanding shares of our Class A common stock to its common stockholders (the “Distribution,” and such date, the “Distribution Date”). If Bluerock Residential failed to qualify as a REIT during certain periods prior to the Distribution, we would be prevented from electing to qualify as a REIT.

•	If certain of our subsidiaries, including our Operating Partnership, fail to qualify as partnerships or disregarded entities for U.S. federal income tax purposes, we would cease to qualify as a REIT and suffer other material adverse consequences.

•	Legislative or other actions affecting REITs could have a negative effect on us or our investors.

Risks Related to Ownership of Our Common Stock

•	A limit on the percentage of our capital stock and common stock that a person may own may discourage a takeover or business combination, which could prevent our common stockholders from realizing a premium price for their common stock.

•	Maryland law may limit the ability of a third party to acquire control of us.

•	Your percentage of ownership may become diluted if we issue new shares of stock or other securities, and issuances of preferred stock or other securities by us may further subordinate the rights of the holders of our common stock.

•	Our ability to pay dividends is limited by the requirements of Maryland law.

•	We will incur increased costs as a result of operating as a public company. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could result in sanctions or other penalties that would harm our business.

Our Manager and Bluerock

We are externally managed and advised by our Manager. Our Manager is an affiliate of Bluerock, a leading institutional alternative asset manager based in New York with regional offices across the United States. Pursuant to the terms of the Management Agreement, our Manager will provide us with our management team and appropriate support personnel, and we will have access to the management, infrastructure, personnel and other resources of Bluerock necessary for the implementation and execution of our business and growth strategies. Our Manager has substantial discretion with respect to the selection of specific investments consistent with our investment objectives and strategy, subject to our investment guidelines.

Our Manager will be able to draw upon the experience, expertise, and relationships of Bluerock’s senior executives, and its team of over 150 professionals and support personnel, which will provide asset management, portfolio management, finance, administration, legal, compliance, investor relations, asset valuation, risk management, information technology and other operational matters in connection with the performance of our Manager’s duties. We expect to benefit from the personnel of Bluerock and the relationships and experience of Bluerock’s management team in order to create value for our stockholders.

We believe the Management Agreement provides significant benefits to our stockholders. Our company is not burdened by the high expenses associated with employing our own management team and infrastructure, and instead will rely on our Manager to provide these services in exchange for management fees, which we believe are lower than we would otherwise have to incur for these services if we were internally managed. In addition, our Management Agreement provides us access to a team of executive, management, investment, capital markets and administrative personnel that we believe, given our size and stage of development, is likely to be more capable and diverse than we would otherwise be able to attract at this stage of our life cycle.

Upon the determination by at least two-thirds of our independent directors that, upon an internalization of our management, AFFO (as defined below) per share would be greater than AFFO per share immediately prior to such internalization, we may internalize, with consideration upon such internalization being paid by us to our Manager (the “Internalization Consideration”) as described herein. No assurance can be given that the internalization of our Manager will be achieved.

Pursuant to the Management Agreement, we will pay our Manager and its affiliates fees and reimburse certain expenses for services rendered to us. The most significant items of compensation and reimbursement are outlined in “—Compensation to Our Manager,” below. For a more complete explanation of the fees and expenses, see “Our Manager and Related Agreements.”

Conflicts of Interest

Our officers and directors, and the owners and officers of our Manager and its affiliates are involved in, and will continue to be involved in, the ownership and advising of other real estate entities and programs, including those sponsored by Bluerock or in which Bluerock is a manager or participant. These pre-existing interests, and similar additional interests as may arise in the future, may give rise to conflicts of interest with respect to our business, our investments and our investment opportunities. In particular, but without limitation:

•	Our Manager, its officers and their respective affiliates will face conflicts of interest relating to the purchase and leasing of real estate investments, and such conflicts may not be resolved in our favor. This could limit our investment opportunities, impair our ability to make distributions and reduce the value of your investment in us.

•	If we acquire properties from entities owned or sponsored by affiliates of our Manager, the price may be higher than we would pay if the transaction was the result of arm’s-length negotiations with a third party.

•	Our Manager will have considerable discretion with respect to the terms and timing of our acquisition, disposition and leasing transactions. The incentive fee payable by us to our Manager is determined based on AFFO, which may create an incentive for our Manager to make investments that are risky or more speculative than would otherwise be in our best interests.

•	Our Manager and its affiliates, including our officers, some of whom are also our directors, face conflicts of interest caused by their ownership of our Manager and their roles with other programs, which could result in actions that are not in the long-term best interests of our stockholders.

•	If the competing demands for the time of our Manager, its affiliates and our officers result in them spending insufficient time on our business, we may miss investment opportunities or have less efficient operations, which could reduce our profitability and result in lower distributions to you.

We do not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Manager and its officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our directors, officers and personnel, as well as employees and officers of our Manager and its affiliates who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us. Notwithstanding the prohibitions in our code of business conduct and ethics, after considering the relevant facts and circumstances of any actual conflict of interest, the audit committee of our board of directors or another committee of our board of directors comprised solely of independent directors may, on a case-by-case basis and in their sole discretion, waive such conflict of interest.

Financing Policy

We intend to use prudent amounts of leverage in connection with our operations. As of March 31, 2025, our total mortgage indebtedness was approximately $258.9 million, and we had $85.0 million outstanding under our revolving credit facilities. Once we reach sufficient scale, we generally expect our total indebtedness to be less than 75% of the fair market value of our real estate investments. However, we are not subject to any limitations on the amount of leverage we may use, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate. Further, during our ramp-up to scale, we expect that our leverage will fluctuate and for periods of time will exceed 75% of the fair market value of our real estate investments as appropriate. For purposes of calculating our leverage, we include our consolidated real estate investments, include our preferred equity and loan investments at cost, include assets we have classified as held for sale, and include any joint venture level indebtedness in our total indebtedness.

Our board of directors will have the authority to change our financing policies at any time and without stockholder approval. If our board of directors changes our policies regarding our use of leverage, we expect that it will consider many factors, including the lending standards of lenders in connection with the financing of residential properties, the leverage ratios of publicly traded REITs with similar investment strategies, the cost of leverage as compared to expected operating net revenues, and general market conditions.

By operating on a leveraged basis, we expect to have more funds available for real estate investments and other purposes than if we operated without leverage, which we believe will allow us to acquire more investments than would otherwise be possible, resulting in a larger and more diversified portfolio. See “Risk Factors—Risks Related to Our Business, Properties and Industry—High levels of debt or increases in interest rates could increase the amount of any future loan payments, which could reduce the cash available for distribution to stockholders” for more information about the risks related to operating on a leveraged basis.

Compensation to Our Manager

Set forth below is a summary of the fees and compensation we expect to pay our Manager under the Management Agreement for managing our business and assets. For additional information with respect to the compensation of our Manager, see “Our Manager and Related Agreements.”

Type	Description

Base Management Fee

We will pay our Manager a base management fee (the “Base Management Fee”) in an amount equal to 1.50% of our new stockholders’ equity, per year.

For purposes of calculating the Base Management Fee, our new stockholders’ equity means: (1) the sum of (i) the net asset value of the Operating Partnership (“Net Asset Value”) plus (ii) the net proceeds from the issuance of (or equity value assigned to) equity and equity equivalent securities in any subsequent offering (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance) plus (iii) retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (2) any amount that the company has paid to repurchase our common stock issued in any subsequent offering. New stockholders’ equity also excludes (a) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders’ equity as reported in our financial statements prepared in accordance with GAAP, and (b) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our Manager and our independent directors and approval by a majority of our independent directors. We determined Net Asset Value, for purposes of the foregoing, based on the midpoint of the range of net asset values utilized by Duff & Phelps in its analysis underlying the opinion it delivered to the Bluerock Residential board of directors in connection with the execution of the Agreement and Plan of Merger dated December 20, 2021 (the “Merger Agreement”) in connection with the Merger. Each quarterly installment of the Base Management Fee will be payable in cash, except as may otherwise be specified by written agreement of the company and the Manager with respect to payment of all or any portion thereof in long-term incentive plan units of the Operating Partnership (“LTIP Units”), calculated pursuant to the formula above.

Incentive Fee

We will pay our Manager an incentive fee (the “Incentive Fee”) with respect to each calendar quarter (or part thereof that the Management Agreement is in effect) in arrears.

The Incentive Fee will be an amount, not less than zero, equal to the difference between (1) the product of (i) 20% and (ii) the difference between (a) the company’s adjusted funds from operations (“AFFO”) for the previous 12-month period and (b) the product of (A) the product of (x) the weighted average of the price per share of equity securities as derived from the Net Asset Value and the issue price of equity securities issued in future offerings and transactions, multiplied by (y) the weighted average number of all shares of our common stock outstanding on a fully-diluted basis (including any restricted stock units, any restricted shares of our common stock, LTIP Units, and other shares of our common stock underlying awards granted under incentive plans and units in the Operating Partnership) in the previous 12-month period multiplied by (B) 8%, and (2) the sum of any Incentive Fee paid to our Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no Incentive Fee is payable with respect to any calendar quarter unless AFFO is greater than zero for the four most recently completed calendar quarters. One half of each quarterly installment of the Incentive Fee will be payable in LTIP Units, calculated pursuant to the formula above.  The remainder of the Incentive Fee will be payable in cash or in LTIP Units, at the election of our board of directors, in each case calculated pursuant to the formula above.

The following example illustrates how we would calculate our quarterly Incentive Fee in accordance with the Management Agreement. Our actual results may differ materially from the following example.

Assume the following:

•	AFFO for the 12-month period equals $41,000,000;

•	weighted average price per share of equity securities is $10.00;

•	the weighted average number of shares of common stock outstanding on a fully diluted basis during the 12-month period is 50,000,000; and

•	Incentive Fees paid during the first three calendar quarters of such 12-month period are $0.

Under these assumptions, the quarterly Incentive Fee payable to our Manager would be $200,000, as calculated below:

1.	AFFO	$41,000,000
2.	Weighted average price per share of equity securities of $10.00 multiplied by the weighted average number of shares of common stock outstanding on a fully diluted basis of 50,000,000 multiplied by 8%	$40,000,000
3.	Excess of AFFO over amount calculated in 2 above	$1,000,000
4.	20% of the amount calculated in 3 above	$200,000
5.	Incentive Fee equals the amount calculated in 4 above less the Incentive Fees paid during the first three calendar quarters of such previous 12-month period	$—
6.	Quarterly incentive fee payable to our Manager	$200,000

Pursuant to the calculation formula, if AFFO increases and the weighted average share price and weighted average number of shares of common stock outstanding on a fully diluted basis remain constant, the Incentive Fee will increase.

Expense Reimbursement

We will be required to reimburse our Manager for operating expenses related to us that are incurred by our Manager, including expenses relating to legal, accounting, due diligence and other services. Our reimbursement obligation is not subject to any dollar limitation. Expenses will be reimbursed in cash on a monthly basis.

We will not reimburse our Manager for the salaries and other compensation of its personnel.

Termination Fee

Termination fee equal to 3.00 times the sum of the Base Management Fee and Incentive Fee earned, in each case, by our Manager during the 12-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of non-renewal/termination.

The termination fee will be payable upon termination of the Management Agreement (i) by us without cause or (ii) by our Manager if we materially breach the Management Agreement.

Organizational Structure

The following chart shows our current organizational structure.

Distribution Policy

We have elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2022. In order to maintain our qualification as a REIT, among other requirements, we are generally required to distribute 90% of our annual REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) to our stockholders. We intend to make regular cash distributions to our stockholders out of our cash available for distribution, typically on a monthly or quarterly basis. We expect that our board of directors will determine the amount of distributions to be distributed to our stockholders on a quarterly basis. The board’s determination will be based on a number of factors, including funds available from operations, current and projected capital expenditure requirements, the annual distribution requirements necessary to maintain our qualification as a REIT under the Code, other tax considerations, and other factors deemed relevant by our board of directors. As a result, our distribution rate and payment frequency may vary from time to time. We reserve the right to adjust the periods during which distributions accrue and are paid. See “Description of Capital Stock–Distributions.”

Generally, our policy is to pay distributions from cash flow from operations. However, from time to time, we may not generate sufficient cash flow from operations or funds from operations to fully fund distributions. Therefore, some or all of our cash distributions may be paid from other sources, such as cash flows from financing activities, which may include borrowings and net proceeds from shares sold in this offering or our common stock offering, proceeds from the issuance of additional shares pursuant to any future common stock distribution reinvestment plan, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to the Manager or its affiliates, cash resulting from the Manager or its affiliates paying certain of our expenses, proceeds from the sales of assets, and from our cash balances. There is no limit on distributions that may be made from these sources; however, our Manager and its affiliates are under no obligation to defer or waive fees in order to support our distributions.

REIT Status

As long as we maintain our qualification as a REIT, we generally will not be subject to U.S. federal income or excise tax on income that we currently distribute to our stockholders. Under the Code, a REIT is subject to numerous organizational and operational requirements, including a requirement that it annually distribute at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) to its stockholders. If we fail to maintain our qualification as a REIT in any year, our income will be subject to U.S. federal income tax at regular corporate rates, regardless of our distributions to stockholders, and we may be precluded from qualifying for treatment as a REIT for the four-year period immediately following the taxable year in which such failure occurs. In addition, under applicable Treasury Regulations, if Bluerock Residential failed to qualify as a REIT during certain periods prior to the Distribution, unless Bluerock Residential’s failure were subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Bluerock Residential failed to so qualify. Even if we qualify for treatment as a REIT, we may still be subject to state and local taxes on our income and property and to U.S. federal income and excise taxes on our undistributed income. Moreover, any taxable REIT subsidiaries (“TRSs”) of ours generally will be subject to U.S. federal income taxation and to various other taxes.

Restriction on Ownership and Transfer

Our charter contains restrictions on ownership of our stock that generally prevent any one person or entity from owning more than 9.8% in value of the outstanding shares of our capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, and also prevent any one person from owning more than 9.8% in value or in number of shares, whichever is more restrictive, of outstanding shares of Series B Redeemable Preferred Stock, unless otherwise excepted by our board of directors. In addition, the articles supplementary establishing the Series B Redeemable Preferred Stock prohibits anyone from owning, or being deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding Series B Redeemable Preferred Stock. Our charter also contains other restrictions designed to help us maintain our qualification as a REIT. See “Description of Capital Stock — Restrictions on Ownership and Transfer.”

Class A Common Stock Underlying Series B Redeemable Preferred Stock

This prospectus also covers the shares of our Class A common stock that may be issuable upon redemption of shares of the Series B Redeemable Preferred Stock sold pursuant to this prospectus or any supplement hereto.

The Offering

The following is a brief summary of certain terms of this offering and the rights and preferences of our Series B Redeemable Preferred Stock and is not intended to be complete. It does not contain all of the information that may be important to you. We encourage you to read carefully this entire prospectus, our charter, including the articles supplementary setting forth the terms of the Series B Redeemable Preferred Stock, and our bylaws, as well as the relevant provisions of Maryland law, for a more complete understanding of our Series B Redeemable Preferred Stock. Copies of our charter and bylaws are available from us and have been filed with the SEC, and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Additional Information.” For a more complete description of the terms of the Series B Redeemable Preferred Stock, see “Description of Capital Stock — Series B Redeemable Preferred Stock” herein.

Series B Redeemable Preferred Stock offered by us	A maximum of 14,000,000 shares of Series B Redeemable Preferred Stock will be offered through our dealer manager in this offering on a best efforts basis, at a public offering price of $25.00 per share.

Ranking	The Series B Redeemable Preferred Stock will rank, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•	senior to all classes or series of our common stock, and to any other class or series of our capital stock issued in the future unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the Series B Redeemable Preferred Stock;

•	on parity with any class or series of our capital stock, the terms of which expressly provide that it will rank on parity with the Series B Redeemable Preferred Stock, including the Series A Redeemable Preferred Stock; and

•	junior to any other class or series of our capital stock, the terms of which expressly provide that it will rank senior to the Series B Redeemable Preferred Stock, none of which exists on the date hereof, and subject to payment of or provision for our debts and other liabilities.

Our board of directors has the authority to issue shares of additional classes or series of preferred stock that could be senior in priority to the Series B Redeemable Preferred Stock.

Stated Value	Each share of Series B Redeemable Preferred Stock will have an initial “Stated Value” of $25.00, subject to appropriate adjustment in relation to certain events as set forth in the Articles Supplementary.

Dividends

Holders of Series B Redeemable Preferred Stock are entitled to receive, when and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series B Redeemable Preferred Stock at an annual rate of 7.5% of the Stated Value (each, a “Series B Dividend”).

We expect Series B Dividends will be authorized and declared on a quarterly basis, payable monthly on the 5th day of the month to holders of record on the 25th day of the prior month (or if such payment date or record date is not a business day, on the immediately preceding business day, with the same force and effect as if made on such date), unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. The initial Series B Dividend payable on each share of Series B Redeemable Preferred Stock will begin accruing on, and will be cumulative from, the date of original issuance of such share of Series B Redeemable Preferred Stock. Each subsequent Series B Dividend will begin accruing on, and will be cumulative from, the end of the most recent Series B Dividend period for which a Series B Dividend has been paid on each such share of Series B Redeemable Preferred Stock.

The timing and amount of any dividends on the Series B Redeemable Preferred Stock will be determined by our board of directors, in its sole discretion, and may vary from time to time. All such dividends will accrue and be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series B Redeemable Preferred Stock will accrue whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized by our board of directors or declared by us. Accrued dividends on the Series B Redeemable Preferred Stock will not bear interest.

Redemption at Option of Holders

Holders will have the right to require the company to redeem shares of Series B Redeemable Preferred Stock at a redemption price equal to the Stated Value, initially $25.00 per share, less a redemption fee, plus an amount equal to any accrued but unpaid dividends.

The redemption fee shall be equal to:

•	Beginning on the date of original issuance of the shares to be redeemed: 12%

•	Beginning one year from the date of original issuance of the shares to be redeemed: 9%

•	Beginning two years from the date of original issuance of the shares to be redeemed: 6%

•	Beginning three years from the date of original issuance of the shares to be redeemed: 3%

•	Beginning four years from the date of original issuance of the shares to be redeemed: 0%

If a holder of Series B Redeemable Preferred Stock causes the company to redeem such shares of Series B Redeemable Preferred Stock, we have the right, in our sole discretion, to pay the redemption price in cash or in equal value of shares of our Class A common stock, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption.

Our ability to redeem shares of Series B Redeemable Preferred Stock in cash may be limited to the extent that we do not have sufficient funds available to fund such cash redemption. Further, our obligation to redeem any of the shares of Series B Redeemable Preferred Stock submitted for redemption in cash may be restricted by Maryland law. No redemptions of shares of Series B Redeemable Preferred Stock will be made in cash at such time as the terms and provisions of any agreement to which we are a party prohibits such redemption or provides that such redemption would constitute a breach thereof or a default thereunder. The company further reserves the right to suspend such optional redemptions once it has issued a redemption notice.

Optional Redemption Following Death or Qualifying Disability of a Holder

Subject to restrictions, we will redeem shares of Series B Redeemable Preferred Stock held by a natural person upon his or her death or upon his or her suffering a qualifying disability, including shares held through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, at the written request of (a) in the case of the death of a holder, the holder’s estate, the recipient of such shares through bequest or inheritance, or, with respect to shares held through a revocable grantor trust, the trustee of such trust, who will have the sole ability to request redemption on behalf of the trust, or (b) in the case of the disability of a holder, the holder or the holder’s legal representative. Only shares of Series B Redeemable Preferred Stock that have been outstanding for at least one (1) year prior to redemption are eligible for redemption by the company. If spouses are joint registered holders of shares of Series B Redeemable Preferred Stock, the written request to redeem such shares may be made upon the death or qualifying disability of either spouse. We must receive such written request within one (1) year after the death or qualifying disability of the holder, but no sooner than one (1) year after the date of original issuance of such shares. If the holder is not a natural person, such as a trust (other than a revocable grantor trust) or a partnership, corporation or similar legal entity, the right of redemption upon the death or qualifying disability of a beneficiary of such trust or the holder of an ownership interest in such partnership, corporation or similar legal entity will be subject to the approval of company management in its sole discretion. Beginning one (1) year from the date of original issuance of the shares of Series B Redeemable Preferred Stock to be redeemed, we will redeem such shares at a redemption price equal to 95% of the Stated Value, initially $25.00 per share, and beginning two (2) years from the date of original issuance of the shares of Series B Redeemable Preferred Stock to be redeemed, we will redeem such shares at a redemption price equal to 100% of the Stated Value, in each case, plus an amount equal to any accrued but unpaid cash dividends thereon, if any, to and including the date of redemption.

Upon any such redemption request, we have the right, in our sole discretion, to pay the redemption price in cash or in equal value of shares of our Class A common stock, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption, in exchange for the Series B Redeemable Preferred Stock.

Our ability to redeem shares of Series B Redeemable Preferred Stock in cash may be limited to the extent that we do not have sufficient funds available to fund such cash redemption. Further, our obligation to redeem any of the shares of Series B Redeemable Preferred Stock submitted for redemption in cash may be further restricted by Maryland law.

Optional Redemption by the Company	After two years from the date of original issuance of the shares of Series B Redeemable Preferred Stock to be redeemed, we will have the right (but not the obligation) to redeem such shares of Series B Redeemable Preferred Stock at 100% of the Stated Value, initially $25.00 per share, plus an amount equal to any accrued but unpaid cash dividends. If we choose to redeem any shares of Series B Redeemable Preferred Stock, we have the right, in our sole discretion, to pay the redemption price in cash or in equal value of shares of our Class A common stock, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption, in exchange for the Series B Redeemable Preferred Stock.

Change of Control Redemption by the Company

Upon the occurrence of a Change of Control (as defined below), we will be required to redeem all outstanding shares of the Series B Redeemable Preferred Stock in whole within 60 days after the first date on which such Change of Control occurred, in cash at a redemption price of $25.00 per share, plus an amount equal to all accrued but unpaid cash dividends, if any, to and including the redemption date. If the Maryland law solvency tests prohibit us from paying the full redemption price in cash, then we will pay such portion as would otherwise violate the solvency tests in shares of our Class A common stock to holders on a pro rata basis, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption. Further, our obligation to redeem any of the shares of Series B Redeemable Preferred Stock in cash may be restricted by Maryland law.

A “Change of Control” is when, after the initial issuance of the Series B Redeemable Preferred Stock, any of the following has occurred and is continuing:

•	a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than our company, its subsidiaries, and its and their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the total voting power of all outstanding shares of our common equity that are entitled to vote generally in the election of directors, with the exception of (A) the formation of a holding company, or (B) immediately prior to such transaction, such person or group, together with its or their related entities, including, without limitation, any trust established for the benefit of such person or any member of such group or any family member thereof (collectively, an “Ownership Group”), owned sufficient interests in the Operating Partnership such that the exercise by all or any members of such Ownership Group of the Common Unit Redemption Right (as defined in Section 8.04(a) of the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended) with respect to such interests would result in all or any members of such Ownership Group (individually or collectively) becoming the direct or indirect beneficial owner of our common equity representing more than 50% of the total voting power of all outstanding shares of Voting Stock;

•	consummation of any share exchange, consolidation or merger of our company or any other transaction or series of transactions pursuant to which our common stock will be converted into cash, securities or other property, (1) other than any such transaction where the shares of our common stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the common stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction, and (2) expressly excluding any such transaction preceded by our company’s acquisition of the capital stock of another company for cash, securities or other property, whether directly or indirectly through one of our subsidiaries, as a precursor to such transaction; or

•	Continuing Directors cease to constitute at least a majority of our board of directors.

“Continuing Director” means a director who either was a member of our board of directors on October 6, 2022 or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders was duly approved by a majority of the Continuing Directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by our company on behalf of our board of directors in which such individual is named as nominee for director.

Liquidation Preference	Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, before any distribution or payment shall be made to holders of our common stock or any other class or series of capital stock ranking junior to our shares of Series B Redeemable Preferred Stock, the holders of shares of Series B Redeemable Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders, after payment or provision for our debts and other liabilities, a liquidation preference equal to the Stated Value per share, plus an amount equal to accrued but unpaid dividends, pari passu with the holders of shares of any other class or series of our capital stock ranking on parity with the Series B Redeemable Preferred Stock, including the Series A Redeemable Preferred Stock, as to the liquidation preference and/or accrued but unpaid dividends they are entitled to receive.

Voting Rights

The Series B Redeemable Preferred Stock generally has no voting rights. However, holders of shares of Series B Redeemable Preferred Stock will have an exclusive voting right on any amendment to our charter that would alter only the contract rights, as expressly set forth in our charter, of the Series B Redeemable Preferred Stock, with any such amendment requiring the affirmative vote or consent of holders of two-thirds of the Series B Redeemable Preferred Stock issued and outstanding at the time.

In addition, holders of shares of Series B Redeemable Preferred Stock and of any preferred stock the terms of which expressly provide that it ranks on parity with the Series B Redeemable Preferred Stock (the “Parity Preferred Stock”) upon which like voting rights have also been conferred (such Parity Preferred Stock, the “Parity Voting Preferred Stock,” which, as of the date of this prospectus, includes the Series A Redeemable Preferred Stock), voting together as a single class, will also have an exclusive right to vote on any amendment, alteration or repeal of our charter, including the terms of the Series B Redeemable Preferred Stock, that would alter only the contract rights, as expressly set forth in our charter, of the Series B Redeemable Preferred Stock and such Parity Voting Preferred Stock, with any such action requiring the affirmative vote or consent of the holders of shares of Series B Redeemable Preferred Stock and such Parity Voting Preferred Stock entitled to cast two-thirds of all the votes entitled to be cast by such holders on such matter, with each holder of Series B Redeemable Preferred Stock and such Parity Voting Preferred Stock entitled to one vote for each $25.00 in liquidation preference.

Further, holders of shares of Series B Redeemable Preferred Stock will also have the right to vote to (a) authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of our capital stock ranking senior to the Series B Redeemable Preferred Stock with respect to dividend rights and rights upon our liquidation, dissolution or winding up (any such senior stock, the “Senior Stock”), (b) reclassify any authorized shares of our capital stock into Senior Stock, or (c) create, authorize or issue any obligation or security convertible into, or evidencing the right to purchase, Senior Stock. Any such action will require the approval of (1) a majority of all votes collectively entitled to be cast by the holders of (i) Series B Redeemable Preferred Stock, and (ii) any Parity Voting Preferred Stock; and (2) two-thirds of all votes collectively entitled to be cast by the holders of any future Parity Preferred Stock (“Future Parity Preferred Stock”) upon which like voting rights have also been conferred; in each case, voting together as a single class, with each such holder entitled to one vote for each $25.00 in liquidation preference; as well as (3) a majority of all votes cast by the holders of (i) Series B Redeemable Preferred Stock, and (ii) any Future Parity Preferred Stock, voting together as a single class, with each such holder entitled to one vote for each $25.00 in liquidation preference. As of the date of this prospectus, the Parity Voting Preferred Stock in the foregoing matter does not include any other Parity Preferred Stock. See “Series B Redeemable Preferred Stock — Voting Rights” in this prospectus.

Estimated use of proceeds	Assuming the sale of the maximum offering amount in our offering, we estimate that we will receive net proceeds from the offering of approximately $310.63 million, after deducting estimated offering expenses, including selling commissions and the placement fee, payable by us of approximately $39.38 million. We intend to use the net proceeds from this offering for future investments and acquisitions and for other general corporate and working capital purposes, which may include the funding of capital improvements at properties. See “Estimated Use of Proceeds.”

NYSE American Symbol for Class A common stock	Our Class A common stock is listed on the NYSE American under the trading symbols “BHM.” There is no established public trading market for the offered shares of Series B Redeemable Preferred Stock and we do not expect a market to develop. We do not intend to apply for a listing of the Series B Redeemable Preferred Stock on any national securities exchange.

Covered Security. The term “covered security” applies to securities exempt from state registration because of their oversight by federal authorities and national-level regulatory bodies pursuant to Section 18 of the Securities Act of 1933, as amended, or the Securities Act. Generally, securities listed on national exchanges are the most common type of covered security exempt from state registration. A non-traded security also can be a covered security if it has a seniority greater than or equal to other securities from the same issuer that are listed on a national exchange, such as the NYSE American. Our Series B Redeemable Preferred Stock is a covered security because it is senior to our common stock and therefore is exempt from state registration.

There are several advantages to both issuers and investors of a security being deemed a covered security. These include:

•	More Investors — Covered securities can be purchased by a broader range of investors than can non-covered securities. Non-covered securities are subject to suitability requirements that vary from state to state. These so-called “Blue Sky” regulations often prohibit the sale of securities to certain investors and may prohibit the sale of securities altogether until a specific volume of sales have been achieved in other states.

•	Issuance Costs — Covered securities may have lower issuance costs since they avoid the expense of dealing with the various regulations of each of the 50 states and Washington, D.C. This could save time and money and allows issuers of covered securities the flexibility to enter the real estate markets at a time of their choosing. All of our investors would benefit from any lower issuance costs that may be achieved.

There are several disadvantages to investors of a security being deemed a covered security. These include:

•	Lack of Suitability Standards — Since there are no investor eligibility requirements, there is no prohibition on the sale of the securities to certain investors, including investors that may not be suitable to purchase the securities.

•	No State Review — Investors will not receive an additional level of review and possible protection afforded by the various state regulators.

Corporate Information

We were formed on December 16, 2021 in Maryland. The address of our principal executive office is 919 Third Avenue, 40th Floor, New York, NY 10022. Our telephone number is (212) 843-1601. We maintain an Internet website at www.bluerockhomes.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated by reference herein, and you should not rely on any such information in making an investment decision.

RISK FACTORS

The purchase of shares of our Series B Redeemable Preferred Stock involves a number of risks. You should carefully consider the following material risks in conjunction with the other information contained in this prospectus before purchasing our Series B Redeemable Preferred Stock. The risks discussed in this prospectus could adversely affect our business, operating results, prospects and financial condition. This could cause the value of our Series B Redeemable Preferred Stock to decline and/or you to lose part or all of your investment. The risks and uncertainties described below are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that, as of the date of this prospectus, we deem immaterial may also materially and adversely affect our financial condition, results of operations, business and prospects. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

RISKS RELATED TO OUR BUSINESS, PROPERTIES AND INDUSTRY

We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs.

As a real estate company, we are subject to various changes in real estate conditions, and any negative trends in such real estate conditions may adversely affect our results of operations through decreased revenues or increased costs. These conditions include:

•	changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, tariffs and global trade tensions, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of properties;

•	fluctuations and relative increases in interest rates, which could adversely affect our ability to obtain financing on favorable terms or at all;

•	the inability of tenants to pay rent;

•	the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates and safety record;

•	increased operating costs, including increased real property taxes, HOA fees, maintenance, insurance and utilities costs;

•	weather conditions that may increase or decrease energy costs and other weather-related expenses;

•	oversupply of residential housing or a reduction in demand for real estate in the markets in which our properties are located;

•	costs and time period required to convert acquisitions to rental properties;

•	a favorable interest rate environment that may result in a significant number of potential residents of our properties deciding to purchase homes instead of renting;

•	rules, regulations and/or policy initiatives by government and private actors, including HOAs, to discourage or deter the purchase of residential properties by entities owned or controlled by institutional investors;

•	construction of new supply;

•	changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and

•	rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs.

Moreover, other factors may adversely affect our results of operations, including potential liability under environmental and other laws and other unforeseen events, many of which are discussed elsewhere in the following risk factors. Any or all of these factors could materially adversely affect our results of operations through decreased revenues or increased costs.

Many of our costs, such as operating expenses and general and administrative expenses, interest expense and real estate acquisition and construction costs, could be adversely impacted by periods of heightened inflation.

Inflation in the United States remained elevated throughout 2023 and 2024 and may continue to remain high in the future. While inflation has shown signs of moderating, it remains uncertain whether substantial inflation in the United States will be sustained over an extended period of time or have a significant effect on the United States or other economies. Rising inflation could have an adverse impact on our operating expenses as well as our general and administrative expenses. For example, it is possible that the impact of the rate of inflation may not be adequately offset by annual rent escalations or the resetting of rents from our renewal and re-leasing activities, which may adversely affect our business, financial condition, results of operations, and cash flows. Compensation costs and professional service fees are also subject to the impact of inflation and are expected to increase proportionately with increasing market prices for such services. Consequently, inflation may increase our general and administrative expenses over time and may adversely impact our results of operations and cash flows.

While the Federal Reserve held rates steady between July 2023 and September 2024, then reduced interest rates by 50-basis points in September 2024, with another 25-basis point reduction in each of November 2024 and December 2024, there can be no assurances that interest rates will not rise again. Our exposure to increases in interest rates in the short term is limited to our variable-rate borrowings. As of March 31, 2025, we had interest rate caps and swaps which effectively limit our exposure to interest rate risk by providing a ceiling on the underlying floating interest rate for $150.3 million of our floating rate debt. However, the effect of inflation on interest rates could increase our financing costs over time, either through borrowings on floating-rate lines of credit or refinancing of our existing borrowings that may incur higher interest expenses related to the issuance of new debt.

Additionally, inflationary pricing may have a negative effect on the construction costs necessary to complete our development projects, including, but not limited to, costs of construction materials, labor and services from third-party contractors and suppliers. Certain increases in the costs of construction materials can often be managed in our development projects through either general budget contingencies built into our overall construction costs estimates for each project or guaranteed maximum price construction contracts, which stipulate a maximum price for certain construction costs and shift inflation risk to construction general contractors. However, no assurance can be given that our budget contingencies would accurately account for potential construction cost increases given the current severity of inflation and variety of contributing factors or that general contractors would be able to absorb such increases in costs and complete our construction projects timely, within budget, or at all. Higher construction costs could adversely impact our investments in real estate assets and expected yields on our development projects, which may make otherwise lucrative investment opportunities less profitable to us. As a result, our business, financial condition, results of operations, cash flows, liquidity and ability to satisfy our debt service obligations and to pay dividends and distributions to security holders could be adversely affected over time.

Our current portfolio primarily consists of interests in residential properties, located primarily in markets in the Sunbelt and Western United States. Any adverse developments in local economic conditions or the demand for residential properties in these markets may negatively impact our results of operations.

Our current portfolio of properties consists primarily of residential properties geographically concentrated in the Sunbelt and Western United States, and our portfolio going forward may consist primarily of the same. As such, we are currently susceptible to local economic conditions and the supply of and demand for residential properties in these markets. If there is a downturn in the economy or an oversupply of or decrease in demand for residential properties in these markets, our business could be materially adversely affected to a greater extent than if we owned a real estate portfolio that was more diversified in terms of both geography and industry focus.

We are employing a business model with a limited track record, which may make our business difficult to evaluate.

Our business strategy involves purchasing, renovating, maintaining, and managing a large number of residential properties, including single-family properties, and leasing them to qualified residents. Until recently, the single-family rental business consisted primarily of private and individual investors in local markets and was managed individually or by small, non-institutional owners and property managers. Entry into this market by large, well-capitalized investors is a relatively recent trend, so few peer companies exist and none have yet established long-term track records that might assist us in predicting whether this aspect of our business model and investment strategy can be implemented and sustained over an extended period of time. It may be difficult for you to evaluate our potential future performance without the benefit of established long-term track records from companies implementing a similar business model. We may encounter unanticipated problems as we continue to refine our business model, which may adversely affect our results of operations and ability to make distributions to our stockholders and cause our stock price to decline significantly.

We have a limited operating history as a REIT and an independent publicly traded company and may not be able to operate our business successfully or generate sufficient cash flows to make or sustain distributions to our stockholders.

We have a limited operating history as a REIT and an independent publicly traded company. As a result, an investment in our Series B Redeemable Preferred Stock or Class A common stock may entail more risk than an investment in the preferred or common stock of a real estate company with a substantial operating history. If we are unable to operate our business successfully, we would not be able to generate sufficient cash flow to make or sustain distributions to our stockholders, and you could lose all or a portion of the value of your ownership in Series B Redeemable Preferred Stock or Class A common stock. Our ability to successfully operate our business and implement our operating policies and investment strategy depends on many factors, including:

•	our ability to effectively manage renovation, maintenance, marketing, and other operating costs for our properties;

•	economic conditions in our markets, including changes in employment and household earnings and expenses, as well as the condition of the financial and real estate markets and the economy, in general;

•	our ability to maintain high occupancy rates and target rent levels;

•	the availability of, and our ability to identify, attractive acquisition opportunities consistent with our investment strategy;

•	our ability to compete with other investors entering the residential rental industry;

•	costs that are beyond our control, including title litigation, litigation with residents or tenant organizations, legal compliance, property taxes, HOA fees, and insurance;

•	judicial and regulatory developments affecting landlord-tenant relations that may affect or delay our ability to dispossess or evict occupants or increase rental rates;

•	reversal of population, employment, or homeownership trends in our markets; and

•	interest rate levels and volatility, which may affect the accessibility of short-term and long-term financing on desirable terms.

In addition, we face significant competition in acquiring attractive properties on advantageous terms, and the value of the properties that we acquire may decline substantially after we purchase them.

A significant portion of our costs and expenses are fixed and we may not be able to adapt our cost structure to offset declines in our revenue.

Many of the expenses associated with our business, such as property taxes, HOA fees, insurance, utilities, acquisition, renovation and maintenance costs, and other general corporate expenses are relatively inflexible and will not necessarily decrease with a reduction in revenue from our business. Some components of our fixed assets depreciate more rapidly and require ongoing capital expenditures. Our expenses and ongoing capital expenditures are also affected by inflationary increases, and certain of our cost increases may exceed the rate of inflation in any given period or market. Our rental income is affected by many factors beyond our control, such as the availability of alternative rental housing and economic conditions in our markets. In addition, state and local regulations may require us to maintain properties that we own, even if the cost of maintenance is greater than the value of the property or any potential benefit from renting the property, or pass regulations that limit our ability to increase rental rates. As a result, we may not be able to fully offset rising costs and capital spending by increasing rental rates, which could have a material adverse effect on our results of operations and cash available for distribution.

Legislative or other actions affecting the single-family residential housing industry could have a negative effect on our business and financial results.

Various legislative and regulatory bodies have been focused on the shortage and increases in the cost of residential housing in the U.S. There has been vigorous and continuing political debate and discussion, in which we participate, with respect to residential housing laws and regulations, with particular focus on the single-family residential housing industry. Since late 2023, legislation has been introduced that could, if enacted, discourage or deter the purchase of single-family properties by entities owned or controlled by institutional investors. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. If enacted, such changes could have an adverse impact on our business and financial results. In addition, there can be no assurance that any other future legislative or regulatory changes will not be proposed or enacted that could adversely affect our business and financial results.

A significant number of our residential properties are part of HOAs and we and our residents are subject to the rules and regulations of such HOAs, which are subject to change and which may be arbitrary or restrictive, and violations of such rules may subject us to additional fees and penalties and litigation with such HOAs, which would be costly.

A significant number of our properties are located within HOAs, which are private entities that regulate the activities of owners and occupants of, and levy assessments on, properties in a residential subdivision. The HOAs in which we own our properties may have enacted or may from time to time enact onerous or arbitrary rules that restrict our ability to restore, market, lease, or operate our properties in accordance with our investment strategy, or require us to restore or maintain such properties at standards or costs that are in excess of our planned budgets. Some HOAs impose limits on the number of property owners who may lease their properties, which, if met or exceeded, would cause us to incur additional costs to sell the property and opportunity costs from lost rental revenue. Furthermore, we may have residents who violate HOA rules and incur fines for which we may be liable as the property owner and for which we may not be able to obtain reimbursement from the resident. Additionally, the governing bodies of the HOAs in which we own property may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments, or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing a property, and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from leasing such property, or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties. Several states have enacted laws that provide that a lien for unpaid monies owed to an HOA may be senior to our ownership interests and/or the priority of mortgage liens on properties, which, if not cured, may give rise to events of default under certain of our indebtedness or which otherwise could have a material adverse impact on us.

Increasing property taxes, HOA fees, and insurance costs may negatively affect our financial results.

As a result of our substantial real estate holdings, the cost of property taxes and insuring our properties is a significant component of our expenses. Our properties are subject to real and personal property taxes that may increase as tax rates change and as the real properties are assessed or reassessed by taxing authorities. As the owner of our properties, we are ultimately responsible for payment of the taxes to the applicable government authorities. If real property taxes increase, our expenses will increase. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale.

In addition, a significant portion of our properties are located within HOAs and we are subject to HOA rules and regulations. HOAs have the power to increase monthly charges and make assessments for capital improvements and common area repairs and maintenance. Property taxes, HOA fees, and insurance premiums are subject to significant increases, which can be outside of our control. If the costs associated with property taxes, HOA fees and assessments, or insurance rise significantly and we are unable to increase rental rates due to rent control laws or other regulations to offset such increases, our results of operations would be negatively affected.

Our investments are and will continue to be concentrated in our markets and in the residential properties sector of the real estate industry, which exposes us to seasonal fluctuations in rental demand and downturns in our markets or in the residential properties sector.

Our investments in real estate assets are and will continue to be concentrated in our markets and in the residential properties sector of the real estate industry. A downturn or slowdown in the rental demand for housing caused by adverse economic, regulatory, or environmental conditions, or other events, in our markets may have a greater impact on the value of our properties or our operating results than if we had more fully diversified our investments. We believe that there are seasonal fluctuations in rental demand with demand higher in the spring and summer than in the late fall and winter. Such seasonal fluctuations may impact our operating results. Any future outbreaks of infectious disease, which may include COVID-19 or a future pandemic, could also result in demand for residential rental properties decreasing substantially and/or occupancy decreasing materially. See “—Our business, results of operations, financial condition, and cash flows may be adversely affected by pandemics and outbreaks of infectious disease, which may include COVID-19.”

In addition to general, regional, national, and international economic conditions, our operating performance will be impacted by the economic conditions in our markets. We base a substantial part of our business plan on our belief that property values and operating fundamentals for residential properties in our markets will continue to improve over the near to intermediate term. However, these markets have experienced substantial economic downturns in recent years and could experience similar or worse economic downturns in the future. Additionally, a significant outbreak of infectious disease in the human population or pandemic may result in a widespread health crisis adversely affecting the economies and financial markets of many countries, resulting in an economic downturn that could negatively affect our business, results of operations, and financial condition. See “—Our business, results of operations, financial condition, and cash flows may be adversely affected by pandemics and outbreaks of infectious disease, which may include COVID-19.” We can provide no assurance as to the extent property values and operating fundamentals in these markets will improve, if at all. If the recent economic downturn in these markets returns or if we fail to accurately predict the timing of economic improvement in these markets, the value of our properties could decline and our ability to execute our business plan may be adversely affected to a greater extent than if we owned a real estate portfolio that was more geographically diversified, which could adversely affect our financial condition, operating results, and ability to make distributions to our stockholders and cause the value of our Series B Redeemable Preferred Stock or Class A common stock to decline.

We may not be able to effectively control the timing and costs relating to the renovation and maintenance of our properties, which may adversely affect our operating results and ability to make distributions to our stockholders.

Our properties may require some level of renovation either immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire properties that we plan to extensively renovate. We may also acquire properties that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. To the extent properties are leased to existing residents, renovations may be postponed until the resident vacates the premises, and we will pay the costs of renovating. In addition, from time to time, we may perform ongoing maintenance or make ongoing capital improvements and replacements and perform significant renovations and repairs that resident deposits and insurance may not cover. Because our portfolio consists of geographically dispersed properties, our ability to adequately monitor or manage any such renovations or maintenance may be more limited or subject to greater inefficiencies than if our properties were more geographically concentrated.

Our properties have infrastructure and appliances of varying ages and conditions. Consequently, we routinely retain independent contractors and trade professionals to perform physical repair work and are exposed to all of the risks inherent in property renovation and maintenance, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the timing of receiving necessary work permits, certificates of occupancy, and poor workmanship. Additionally, containment measures arising from any future outbreaks of infectious disease, which may include COVID-19 or a future pandemic, may also interfere with the ability of our associates, suppliers, and other business partners to carry out their assigned tasks or supply materials, services, or funding at ordinary levels of performance relative to the conduct of our business. See “—Our business, results of operations, financial condition, and cash flows may be adversely affected by pandemics and outbreaks of infectious disease, which may include COVID-19.” If our assumptions regarding the costs or timing of renovation and maintenance across our properties prove to be materially inaccurate, our operating results and ability to make distributions to our stockholders may be adversely affected.

We have in the past acquired and may from time to time in the future acquire some of our residential properties through the auction process, which could subject us to significant risks that could adversely affect us.

We have in the past acquired and may from time to time in the future acquire some of our residential properties through the auction process, including auctions of properties that have been foreclosed upon by third-party lenders. Such auctions may occur simultaneously in a number of markets, including monthly auctions on the same day of the month in certain markets. As a result, we may only be able to visually inspect properties from the street and will purchase these properties without a contingency period and in “as is” condition with the risk that unknown defects in the property may exist. Upon acquiring a new residential property, we may have to evict residents who are in unlawful possession before we can secure possession and control of the property. The holdover occupants may be the former owners or residents of a property or others who are illegally in possession. Securing control and possession from these occupants can be both costly and time-consuming or generate negative publicity for our business and harm our reputation.

Allegations of deficiencies in auction practices could result in claims challenging the validity of some auctions, potentially placing our claim of ownership to the properties at risk. Since we may not have obtained title insurance policies for properties we acquired through the auction process, such instances or such proceedings may result in a complete loss without compensation.

Title defects could lead to material losses on our investments in our properties.

Our title to a property may be challenged for a variety of reasons, and in such instances title insurance may not prove adequate. For example, while we do not lend to homeowners and accordingly do not foreclose on a home, our title to properties we acquire at foreclosure auctions may be subject to challenge based on allegations of defects in the foreclosure process undertaken by other parties. In addition, we have in the past acquired, and may from time to time in the future acquire, a number of our properties on an “as is” basis, at auctions or otherwise. When acquiring properties on an “as is” basis, title commitments are often not available prior to purchase and title reports or title information may not reflect all senior liens, which may increase the possibility of acquiring houses outside predetermined acquisition and price parameters, purchasing residences with title defects and deed restrictions, HOA restrictions on leasing, or purchasing the wrong residence without the benefit of title insurance prior to closing. Although we use various policies, procedures, and practices to assess the state of title prior to purchase and obtain title insurance if an acquired property is placed into a securitization facility in connection with a mortgage loan financing, there can be no assurance that these policies and procedures will be effective, which could lead to a material if not complete loss on our investment in such properties.

For properties we acquire at auction, we similarly may not obtain title insurance prior to purchase, and we are not able to perform the type of title review that is customary in acquisitions of real property. As a result, our knowledge of potential title issues will be limited, and title insurance protection may not be in place. This lack of title knowledge and insurance protection may result in third parties having claims against our title to such properties that may materially and adversely affect the values of the properties or call into question the validity of our title to such properties. Without title insurance, we are fully exposed to, and would have to defend ourselves against, such claims. Further, if any such claims are superior to our title to the property we acquired, we risk loss of the property purchased.

Increased scrutiny of title matters could lead to legal challenges with respect to the validity of the sale. In the absence of title insurance, the sale may be rescinded, and we may be unable to recover our purchase price, resulting in a complete loss. Title insurance obtained subsequent to purchase offers little protection against discoverable defects because they are typically excluded from such policies. In addition, any title insurance on a property, even if acquired, may not cover all defects or the significant legal costs associated with obtaining clear title.

Any of these risks could adversely affect our operating results, cash flows, and ability to make distributions to our stockholders.

We are subject to certain risks associated with bulk portfolio acquisitions and dispositions.

We have acquired and disposed of, and may continue to acquire and dispose of, properties we acquire or sell in bulk from or to other owners of residential properties, banks, and loan servicers. When we purchase properties in this manner, we often do not have the opportunity to conduct interior inspections or conduct more than cursory exterior inspections on a portion of the properties. Such inspection processes may fail to reveal major defects associated with such properties, which may cause the amount of time and cost required to renovate and/or maintain such properties to substantially exceed our estimates. Bulk portfolio acquisitions are also more complex than single-family home acquisitions, and we may not be able to implement this strategy successfully. The costs involved in locating and performing due diligence (when feasible) on portfolios of residential properties as well as negotiating and entering into transactions with potential portfolio sellers could be significant, and there is a risk that either the seller may withdraw from the entire transaction for failure to come to an agreement or the seller may not be willing to sell us the bulk portfolio on terms that we view as favorable. In addition, a seller may require that a group of residential properties be purchased as a package even though we may not want to purchase certain individual assets in the bulk portfolio.

Moreover, to the extent the management and leasing of such properties has not been consistent with our property management and leasing standards, we may be subject to a variety of risks, including risks relating to the condition of the properties, the credit quality and employment stability of the residents, and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may be inaccurate, and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies. If we conclude that certain individual properties purchased in bulk portfolio sales do not fit our target investment criteria, we may decide to sell, rather than renovate and lease, such properties, which could take an extended period of time and may not result in a sale at an attractive price.

From time to time we engage in bulk portfolio dispositions of properties consistent with our business and investment strategy. With respect to any such disposition, the purchaser may default on payment or otherwise breach the terms of the relevant purchase agreement, and it may be difficult for us to pursue remedies against such purchaser or retain or resume possession of the relevant properties. To the extent we pursue such remedies, we may not be able to successfully prevail against the purchaser.

We depend on our residents and their willingness to meet their lease obligations and renew their leases for substantially all of our revenues. Poor resident selection, defaults, and nonrenewals by our residents may adversely affect our reputation, financial performance, and ability to make distributions to our stockholders.

We depend on rental income from residents for substantially all of our revenues. As a result, our success depends in large part upon our ability to attract and retain qualified residents for our properties. Our reputation, financial performance, and ability to make distributions to our stockholders would be adversely affected if a significant number of our residents fail to meet their lease obligations or fail to renew their leases. For example, residents may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors, or eyesores, fail to comply with HOA regulations, sublet to less desirable individuals in violation of our lease, or permit unauthorized persons to live with them. Additionally, any future outbreaks of infectious disease, which may include COVID-19 or a future pandemic, as well as measures taken by governmental authorities and private actors to limit the spread or mitigate the impact thereof, may interfere with the ability of some of our residents to meet their lease obligations and make their rent payments on time or at all. In such event, jurisdictions and other local and national authorities may impose restrictions on our ability to enforce residents’ contractual rental obligations and/or to increase rents. See “—Our business, results of operations, financial condition, and cash flows may be adversely affected by pandemics and outbreaks of infectious disease, which may include COVID-19.”

Damage to our properties may delay re-leasing after eviction, necessitate expensive repairs, or impair the rental income or value of the property resulting in a lower than expected rate of return. Increases in unemployment levels and other adverse changes in economic conditions in our markets could result in substantial resident defaults. In the event of a resident default or bankruptcy, we may experience delays in enforcing our rights as landlord at that property and will incur costs in protecting our investment and re-leasing the property.

Our leases are relatively short-term, exposing us to the risk that we may have to re-lease our properties frequently, which we may be unable to do on attractive terms, on a timely basis, or at all.

Substantially all of our new leases have a duration of one to two years. As such leases permit the residents to leave at the end of the lease term, we anticipate our rental revenues may be affected by declines in market rental rates more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the properties, marketing costs, and lower occupancy levels. Our resident turnover rate and related cost estimates may be less accurate than if we had more operating data upon which to base such estimates. If the rental rates for our properties decrease or our residents do not renew their leases, our operating results and ability to make distributions to our stockholders could be adversely affected. Alternatively, to the extent that a lease term exceeds one year, we may lose the opportunity to raise rents in an appreciating market and be locked into a lower rent until such lease expires.

Climate change may adversely affect our business.

To the extent that significant changes in the climate occur in areas where our communities are located, we may experience extreme weather and/or changes in precipitation and temperature, all of which may result in physical damage to, or a decrease in demand for, properties located in these areas or affected by these conditions. Should the impact of climate change be material in nature, including significant property damage to or destruction of our properties, or occur for lengthy periods of time, our financial condition or results of operations may be adversely affected. In addition, changes in federal, state, and local legislation and regulation based on concerns about climate change could result in increased capital expenditures on our existing properties (for example, to improve their energy efficiency and/or resistance to inclement weather) without a corresponding increase in revenue, resulting in adverse impacts to our results of operations.

Eminent domain could lead to material losses on our investments in our properties.

Governmental authorities may exercise eminent domain to acquire the land on which our properties are built in order to build roads and other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the affected properties. In addition, “fair value” could be substantially less than the real market value of the property for a number of years, and we could effectively have no profit potential from properties acquired by the government through eminent domain.

Tenant relief laws, including laws regulating evictions, rent control laws, and other regulations that limit our ability to increase rental rates may negatively impact our rental income and profitability.

As the landlord of numerous properties, we are involved from time to time in evicting residents who are not paying their rent or who are otherwise in material violation of the terms of their lease. Eviction activities impose legal and managerial expenses that raise our costs and expose us to potential negative publicity. The eviction process is typically subject to legal barriers, mandatory “cure” policies, our internal policies and procedures, and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the property. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing, or restrict the landlord’s ability to remove the resident on a timely basis or to recover certain costs or charge residents for damage residents cause to the landlord’s premises. Because such laws vary by state and locality, we must be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or actions by state or local law enforcement and our reputation and financial results may suffer. We may be required to pay our adversaries’ litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Furthermore, state and local governmental agencies may introduce rent control laws or other regulations that limit our ability to increase rental rates, which may affect our rental income. Especially in times of recession and economic slowdown, rent control initiatives can acquire significant political support. If rent controls unexpectedly became applicable to certain of our properties, our revenue from and the value of such properties could be adversely affected.

Additionally, any future outbreaks of infectious disease, which may include COVID-19 or a future pandemic, as well as measures taken by governmental authorities and private actors to limit the spread or mitigate the impact thereof, may interfere with the ability of some of our residents to meet their lease obligations and make their rent payments on time or at all. In such event, jurisdictions and other local and national authorities may impose restrictions on our ability to enforce residents’ contractual rental obligations and/or to increase rents. While such measures would likely enable residents to stay in their homes despite an inability to pay because of financial or other hardship stemming from such events, they are likely to result in loss of rental income and other property income. See “—Our business, results of operations, financial condition, and cash flows may be adversely affected by pandemics and outbreaks of infectious disease, which may include COVID-19.”

We may become a target of legal demands, litigation (including class actions), and negative publicity by tenant and consumer rights organizations, which could directly limit and constrain our operations and may result in significant litigation expenses and reputational harm.

Numerous tenant rights and consumer rights organizations exist throughout the country and operate in our markets, and we may attract attention from some of these organizations and become a target of legal demands, litigation, and negative publicity. Many such consumer organizations have become more active and better funded in connection with mortgage foreclosure-related issues, and with the increased market for residential properties arising from displaced homeownership, some of these organizations may shift their litigation, lobbying, fundraising, and grassroots organizing activities to focus on landlord-resident issues. While we intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief and to seek to publicize our activities in a negative light. We cannot anticipate what form such legal actions might take or what remedies they may seek.

Additionally, such organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us, may lobby state and local legislatures to pass new laws and regulations to constrain or limit our business operations, adversely impact our business, or may generate negative publicity for our business and harm our reputation. If they are successful in any such endeavors, they could directly limit and constrain our operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

We may not be successful in identifying and consummating suitable investment opportunities.

Our investment strategy requires us to identify suitable investment opportunities compatible with our investment criteria. We may not be successful in identifying suitable opportunities that meet our criteria or in consummating investments, including those identified as part of our investment pipeline, on satisfactory terms or at all. Our ability to make investments on favorable terms may be constrained by several factors including, but not limited to, competition from other investors with significant capital, including other publicly traded REITs and institutional investment funds, which may significantly increase investment costs; and/or the inability to finance an investment on favorable terms or at all. The failure to identify or consummate investments on satisfactory terms, or at all, may impede our growth and negatively affect our cash available for distribution to our stockholders.

Adverse economic conditions may negatively affect our results of operations and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our properties.

Our operating results may be adversely affected by market and economic challenges, which may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our properties. These market and economic challenges include, but are not limited to, the following:

•	any future downturn in the U.S. economy and high unemployment could result in tenant defaults under leases, vacancies in our properties and concessions or reduced rental rates under new leases due to reduced demand. In addition, such downturns could result in reduced demand for residential rental properties, which may reduce home prices and make home purchases more affordable as an alternative to renting, which also may materially adversely reduce the demand for residential rental properties;

•	any tariffs imposed by the current administration or other countries may cause further inflationary pressures in the economy, uncertainty and volatility of debt and equity markets, and a slowdown in the U.S. and global economies. Such tariffs are likely to increase construction costs and further reduce already constrained new supply starts, which could adversely impact the timing of actual completion and/or stabilization of our build-to-rent communities, including potential delays due to supply shortages and labor shortages;

•	the rate of household formation or population growth in our target markets or a continued or exacerbated economic slow-down experienced by the local economies where our properties are located or by the real estate industry generally may result in changes in supply of or demand for our residential rental properties; and

•	the failure of the real estate market to attract the same level of capital investment in the future that it attracted at the time of our purchases or a reduction in the number of companies seeking to acquire properties may result in the value of our investments not appreciating or decreasing, possibly significantly, below the amount we pay for these investments.

The length and severity of any economic slow-down or downturn cannot be predicted. Our operations and, as a result, our ability to make distributions to our stockholders and/or our ability to realize appreciation in the value of our properties could be materially and adversely affected to the extent that an economic slow-down or downturn is prolonged or becomes severe.

Our revenues are significantly influenced by demand for residential rental properties generally, and a decrease in such demand will likely have a greater adverse effect on our revenues than if we owned a more diversified real estate portfolio.

Our current portfolio is focused predominately on residential rental properties, and we expect that our portfolio going forward will focus predominately on the same. As a result, we are subject to risks inherent in investments in a single industry, and a decrease in the demand for residential rentals would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

The properties in our investment pipeline are subject to contingencies that could delay or prevent acquisition or investment in those properties.

At any given time, we are generally in discussions regarding a number of properties for acquisition or investment, which we refer to as our investment pipeline. However, we may not have completed our diligence process on these properties or development projects or have definitive investment or purchase and sale agreements, as applicable, and several other conditions may be required to be met in order for us to complete these acquisitions or developments, including approval by our Manager or board of directors. If we are planning to use proceeds of an offering of our securities to fund these acquisitions or investments and are unable to complete the acquisition of the interests or investment in any of these properties or experience significant delays in executing any such acquisition or investment, we will have issued securities in an offering without realizing a corresponding current or future increase in earnings and cash flow from acquiring those interests or developing those properties, and may incur expenses in connection with our attempts in consummating such acquisition or investment, which could have a material adverse impact on our financial condition and results of operations. In addition, to the extent the uses of proceeds from an offering are designated for the acquisition of or investment in these properties, we will have no specific designated use for the net proceeds from the offering allocated to the purchase or development and investors will be unable to evaluate in advance the manner in which we will invest, or the economic merits of the properties we may ultimately acquire or develop with such proceeds.

Our expenses may remain constant or increase, even if our revenues decrease, causing our results of operations to be adversely affected.

Costs associated with our business, such as mortgage payments, real estate taxes, insurance premiums and maintenance costs, are relatively inflexible and generally do not decrease, and may increase, when residential properties are not occupied, rental rates decrease, tenants fail to pay rent or other circumstances cause a reduction in property revenues. As a result, if revenues drop, we may not be able to commensurately reduce our expenses, which would adversely affect our financial condition and results of operations.

Competition in identifying and acquiring our properties could adversely affect our ability to implement our business and growth strategies, which could materially and adversely affect us.

In acquiring our properties, we compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, savings and loan associations, banks, mortgage bankers, insurance companies, institutional investors, investment banking firms, financial institutions, governmental bodies, and other entities. We also compete with individual private home buyers and small scale investors.

Certain of our competitors may be larger in certain of our markets and may have greater financial or other resources than we do. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. In addition, any potential competitor may have higher risk tolerances or different risk assessments and may not be subject to the operating constraints associated with maintaining qualification for taxation as a REIT, which could allow them to consider a wider variety of investments. Competition may result in fewer investments, higher prices, a broadly dispersed portfolio of properties that does not lend itself to efficiencies of concentration, acceptance of greater risk, lower yields and a narrower spread of yields over our financing costs. In addition, competition for desirable investments could delay the investment of our capital, which could adversely affect our results of operations and cash flows. As a result, there can be no assurance that we will be able to identify and finance investments that are consistent with our investment objectives or to achieve positive investment results, and our failure to accomplish any of the foregoing could have a material adverse effect on us and cause the value of our Series B Redeemable Preferred Stock or Class A common stock to decline.

Our investments will be dependent on tenants for revenue, and tenant failure to pay in a timely manner could reduce our revenues from rents, resulting in the decline in the value of your investment.

The underlying value of our properties and the ability to make distributions to you depend upon the ability of the tenants of our properties to generate enough income to pay their rents in a timely manner, and the success of our investments depends upon the occupancy levels, rental income and operating expenses of our properties and our company. Tenants’ inability to timely or fully pay their rents may be impacted by their employment prospects and/or other constraints on their personal finances, including debts, purchases and other factors. These and other changes beyond our control may adversely affect our tenants’ ability to make their required lease payments. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment and re-leasing our property. We may be unable to re-lease the property for the rent previously received. We may be unable to sell an unoccupied property without incurring a loss. These events and others could cause us to reduce any amount of distributions we plan to make to stockholders and may also cause the value of your investment to decline.

Our operating results and distributable cash flow depend on our ability to generate revenue from leasing our properties to tenants on terms favorable to us.

Our operating results depend, in large part, on revenues derived from leasing our residential properties. We are subject to the credit risk of our tenants, and to the extent our tenants default on their leases or fail to make their required rental payments we may suffer a decrease in our revenue. In addition, if a tenant does not fully pay its rent, we may not be able to enforce our rights as landlord without delays and we may incur substantial legal costs. We are also subject to the risk that, upon the expiration of leases, leases may not be renewed, the properties may not be re-leased or the terms of renewal or re-leasing (including the cost of required renovations or concessions to tenants) may be less favorable to us than current lease terms. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in decreased distributions to our stockholders. In addition, the resale value of such affected properties could be diminished. Further, costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in revenue. These events would cause a significant decrease in net revenues and could cause us to reduce the amount we distribute to our stockholders.

As the owner of real property, we could become subject to liability for asbestos-containing building materials in the buildings on our properties.

Some of our properties may contain asbestos-containing materials. Environmental laws typically require that owners or operators of buildings with asbestos-containing building materials properly manage and maintain these materials, adequately inform or train those who may come in contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators for failure to comply with these requirements. In addition, third parties may be entitled to seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

In addition, many insurance carriers are excluding asbestos-related claims from standard policies, pricing asbestos endorsements at prohibitively high rates or adding significant restrictions to this coverage. Because of our difficulty in obtaining specialized coverage at rates that correspond to the perceived level of risk, we may not obtain insurance for asbestos-related claims. We will continue to evaluate the availability and cost of additional insurance coverage from the insurance market. If we purchase insurance for asbestos, the cost could have a negative impact on our results of operations.

Costs associated with addressing indoor air quality issues, moisture infiltration and resulting mold remediation may be costly.

As a general matter, concern about indoor exposure to mold or other air contaminants has been increasing as such exposure has been alleged to have a variety of adverse effects on health. Some of our properties may contain microbial matter such as mold and mildew. The terms of our property and general liability policies generally exclude certain mold-related claims. Should an uninsured loss arise against us, we would be required to use our funds to resolve the issue, including litigation costs. We can offer no assurance that liabilities resulting from indoor air quality, moisture infiltration and the presence of or exposure to mold will not have a future impact on our business, results of operations or financial condition.

A change in the United States government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition.

Fannie Mae and Freddie Mac are a major source of financing for the residential real estate sector. We and other companies in the residential real estate sector depend frequently on Fannie Mae and Freddie Mac to finance growth by purchasing or guarantying residential real estate loans. Prior initiatives in the recent past, including proposed legislation, have sought to wind down Fannie Mae and Freddie Mac. Any decision by the government to eliminate or downscale Fannie Mae or Freddie Mac, to reduce their acquisitions or guarantees of residential real estate mortgage loans, or to reduce government support for residential housing more generally, may adversely affect interest rates, capital availability, development of residential communities and our ability to refinance our existing mortgage obligations as they come due and to obtain additional long-term financing for the acquisition of additional residential communities on favorable terms or at all.

If we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs, which may adversely affect our ability to make distributions to our stockholders.

While many of the existing properties we acquire have undergone substantial renovations since they were constructed, older properties may carry certain risks including unanticipated repair costs associated with older properties, increased maintenance costs as older properties continue to age, and cost overruns due to the need for special materials and/or fixtures specific to older properties. Although we take a proactive approach to property preservation, utilizing a preventative maintenance plan, and selective improvements that mitigate the cost impact of maintaining exterior building features and aging building components, if we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs which may adversely affect our financial condition, results of operations and/or ability to make distributions to our stockholders.

Any uninsured losses or high insurance premiums will reduce our net income and the amount of our cash distributions to stockholders.

We will attempt to ensure adequate insurance is obtained to cover significant areas of risk to us as a company and to our properties. However, there are types of losses at the property level, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. We may not have adequate insurance coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, other than any working capital reserve or other reserves we may establish for a particular property, we could have no source of funding to repair or reconstruct any uninsured damaged property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced cash flow that would result in lower distributions to stockholders.

We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sale to our stockholders may be limited.

Real estate investments are relatively illiquid. We will have a limited ability to vary our portfolio in response to changes in economic or other conditions. We will also have a limited ability to sell assets in order to fund working capital and similar capital needs. When we sell any of our properties, we may not realize a gain on such sale. We may not elect to distribute any proceeds from the sale of properties to our stockholders; for example, we may use such proceeds to:

•	purchase additional properties;

•	fund capital commitments to our joint ventures;

•	repay debt, if any;

•	buy out interests of any co-venturers or other partners in any joint venture in which we are a party;

•	create working capital reserves; and/or

•	make repairs, maintenance, tenant improvements or other capital improvements or expenditures to our remaining properties.

Our ability to sell our properties may also be limited by our need to avoid a 100% penalty tax that is imposed on gain recognized by a REIT from the sale of property characterized as held for sale to customers in the ordinary course of business. In order to ensure that we avoid such characterization, we may be required to hold our properties for the production of rental income for a minimum period of time, generally two years, and comply with certain other requirements in the Internal Revenue Code of 1986, as amended (the “Code”). As such, we could be restricted from selling a property at an opportune time to maximize proceeds.

Representations and warranties made by us in connection with sales of our properties may subject us to liability that could result in losses and could harm our operating results and, therefore, distributions we make to our stockholders.

When we sell a property, we may be required to make representations and warranties regarding the property and other customary items. In the event of a breach of such representations or warranties, the purchaser of the property may have claims for damages against us, rights to indemnification from us or otherwise have remedies against us. In any such case, we may incur liabilities that could result in losses and could harm our operating results and, therefore distributions we make to our stockholders.

Our investments could be adversely affected if a member of our Bluerock operating partner network performs poorly at one or more of our projects, which could adversely affect returns to our stockholders.

In general, we expect to rely on members of our operating partner network for the day-to-day management and development of our real estate investments. Members of our network are not fiduciaries to us, and generally will have limited capital invested in a project, if any. One or more members of our network may perform poorly in managing our project investments for a variety of reasons, including failure to properly adhere to budgets or properly implement the property business plan. A member of our network may also underperform for strategic reasons related to projects or assets that the partner is involved in with a Bluerock affiliate but not our company. If a member of our network does not perform well, we may not be able to ameliorate the adverse effects of poor performance by terminating the partner and finding a replacement partner to manage our projects in a timely manner. In such an instance, the returns to our stockholders could be adversely affected.

Actions of our joint venture partners could subject us to liabilities in excess of those contemplated or prevent us from taking actions which are in the best interests of our stockholders, which could result in lower investment returns to our stockholders.

We have entered into, and in the future intend to enter into, joint ventures, including with members of our operating partner network, to acquire or improve properties. We may also purchase properties in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present when acquiring real estate directly, including, for example:

•	joint venturers may share certain approval rights over major decisions and reduce our flexibility to maximize project values or limit property costs;

•	that such co-venturer, co-owner or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals, including inconsistent goals relating to the timing of the sale of properties held in the joint ventures and/or the timing of termination or liquidation of the joint ventures;

•	the possibility that our co-venturer, co-owner or partner in an investment might become insolvent or bankrupt and thus be unable to fulfill its financial obligations to us in that investment;

•	the possibility that we may incur liabilities as a result of an action or omission taken by our co-venturer, co-owner or partner;

•	that such co-venturer, co-owner or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to maintaining our qualification as a REIT;

•	disputes between us and our joint venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and result in subjecting the properties owned by the applicable joint venture to additional risk; or

•	under certain joint venture arrangements, neither venture partner may have the power to control the venture, and an impasse could be reached which might have a negative influence on the joint venture.

These events might subject us to costs or liabilities in excess of those contemplated and thus reduce your investment returns. If we have a right of first refusal or buy/sell right to buy out a co-venturer, co-owner or partner, we may be unable to finance such a buy-out if it becomes exercisable or we may be required to purchase such interest at a time when it might not otherwise be in our best interest to do so. If our ownership interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. Finally, we may not be able to sell our interest in a joint venture if or when we desire to exit the venture.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business.

Neither we, nor our Operating Partnership, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through the Operating Partnership, which in turn is a holding company conducting its business through its subsidiaries. We expect that our Operating Partnership’s and subsidiaries’ investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the Investment Company Act. In order to maintain an exemption from regulation under the Investment Company Act, we intend to engage, through our Operating Partnership and our wholly and majority owned subsidiaries, primarily in the business of buying real estate, and qualifying real estate investments must be made within a year after cash is received by us. If we are unable to invest a significant portion of cash proceeds in properties within one year of receipt, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for distribution to stockholders and possibly lower your returns.

We expect that most of our assets will continue to be held through wholly owned or majority owned subsidiaries of our Operating Partnership. We expect that most of these subsidiaries will be outside the definition of an investment company under Section 3(a)(1) of the Investment Company Act as they are generally expected to hold at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. We believe that neither we nor the Operating Partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither we nor the Operating Partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the Operating Partnership’s wholly-owned or majority owned subsidiaries, we and the Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. We believe that we, our Operating Partnership and most of the subsidiaries of our Operating Partnership will not fall within this definition of investment company as we invest primarily in real property, through our wholly or majority owned subsidiaries, the majority of which we expect to have at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. Both we and our Operating Partnership intend to conduct our operations so that they comply with the 40% test. We will monitor our holdings to ensure continuing and ongoing compliance with this test.

In the event that the value of investment securities held by the subsidiaries of our Operating Partnership were to exceed 40%, we expect our subsidiaries to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires each of our subsidiaries relying on this exception to invest at least 55% of its portfolio in “mortgage and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets” and maintain at least 70% to 90% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio can consist of miscellaneous assets.

What we buy and sell is therefore limited to these criteria. How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action letters issued by the SEC staff in the past and other SEC interpretive guidance. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain joint venture investments may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

In the event that we, or our Operating Partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the real estate business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of such specified businesses from which at least 25% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, qualifying real estate assets owned by wholly owned or majority owned subsidiaries of our Operating Partnership.

In addition, we believe that the nature of our assets and the sources of our income exclude us from the definition of an investment company pursuant to Rule 3a-1 under the Investment Company Act. Rule 3a-1 provides an exclusion from registration as an investment company if an issuer meets both an asset and an income test and is not otherwise primarily engaged in an investment company business by, among other things, holding itself out to the public as such or by taking controlling interests in companies with a view to realizing profits through subsequent sales of these interests. Generally, an issuer satisfies the asset test of Rule 3a-1 if it has no more than 45% of the value of its total assets (exclusive of U.S. government securities and cash items) in the form of securities other than interests in majority owned subsidiaries and companies which it primarily controls. A company satisfies the income test of Rule 3a-1 if it has derived no more than 45% of its net income after taxes for its last four fiscal quarters combined from securities other than interests in majority owned subsidiaries and primarily controlled companies through which it engages primarily in a business other than investing in securities. We believe that as long as we control more than 25% of the voting power, which control is greater than any other person’s, of our Operating Partnership we may rely on Rule 3a-1.

To ensure that neither we, nor our Operating Partnership nor subsidiaries are required to register as an investment company, each entity may be unable to sell assets they would otherwise want to sell and may need to sell assets they would otherwise wish to retain. In addition, we, our Operating Partnership or our subsidiaries may be required to acquire additional income or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we, our Operating Partnership and our subsidiaries intend to monitor our respective portfolios periodically and prior to each acquisition or disposition, any of these entities may not be able to maintain an exclusion from registration as an investment company. If we, our Operating Partnership or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.

If we or the Operating Partnership are required to register as an investment company under the Investment Company Act, the additional expenses and operational limitations associated with such registration may reduce your investment return or impair our ability to conduct our business as planned.

If we become an investment company or are otherwise required to register as an investment company, we might be required to revise some of our current policies, or substantially restructure our business, to comply with the Investment Company Act. This would likely require us to incur the expense and delay of holding a stockholder meeting to vote on proposals for such changes. Further, if we were required to register as an investment company, but failed to do so, we would be prohibited from engaging in our business, criminal and civil actions could be brought against us, some of our contracts might be unenforceable, unless a court were to direct enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Our internal control over financial reporting may not be effective, which could adversely affect our reputation, results of operations and stock price.

The accuracy of our financial reporting depends on the effectiveness of our internal control over financial reporting. Internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements and may not prevent or detect misstatements because of its inherent limitations. These limitations include the possibility of human error, inadequacy or circumvention of internal controls and fraud. If we do not attain and maintain effective internal control over financial reporting or implement controls sufficient to provide reasonable assurance with respect to the preparation and fair presentation of our financial statements, we could be unable to file accurate financial reports on a timely basis, and our reputation, results of operations and stock price could be materially adversely affected.

We have limited sources of capital other than proceeds from future mortgage debt financings for acquisition and/or development projects, cash generated from operating activities, our $50 million revolving credit facility, the net proceeds of offerings of our securities, and the proceeds from our DST Program.

We have limited sources of capital other than proceeds from future mortgage debt financings for acquisition and/or development projects, cash generated from operating activities, our $50 million revolving credit facility, the net proceeds of offerings of our securities, and the proceeds from our program to sponsor and raise capital through private placement offerings of Delaware statutory trusts (each, a “DST”) holding residential properties (collectively, the “DST Program”) to meet our primary liquidity requirements. As a result, we may not be able to pay our liabilities and obligations when they come due other than with the net proceeds of an offering. Depending on business conditions at the time we might not be able to effectuate an offering, which in either case may limit our ability to implement our business plan.

You will have limited control over changes in our policies and day-to-day operations, which limited control increases the uncertainty and risks you face as a stockholder. In addition, our board of directors may change our major operational policies without your approval.

Our board of directors manages our business and affairs, including setting and determining our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under the Maryland General Corporation Law (the “MGCL”) and our charter, our stockholders have a right to vote only on limited matters. See “Description of Capital Stock.”

Our Manager will be responsible for the day-to-day operations of our company and the selection and management of investments and has broad discretion over the use of proceeds from offerings of our securities. Accordingly, you should not purchase our securities unless you are willing to entrust all aspects of the day-to-day management and the selection and management of investments to our Manager, who will manage our company in accordance with the Management Agreement. In addition, our Manager may retain independent contractors to provide various services for our company, and you should note that such contractors will have no fiduciary duty to you or the other stockholders and may not perform as expected or desired.

In addition, while the section entitled “Our Business and Properties” outlines our investment policies and generally describes our target portfolio, our board of directors may make adjustments to these policies based on, among other things, prevailing real estate market conditions and the availability of attractive investment opportunities. While we have no current intention of changing our investment policies, we may not forego an attractive investment merely because it does not fit within our targeted asset class or portfolio composition. We may use the proceeds of an offering to purchase or invest in any type of real estate which we determine is in the best interest of our stockholders. As such, our actual portfolio composition may vary substantially from the target portfolio described in the section entitled “Our Business and Properties.”

We are highly dependent on information systems and therefore systems failures, cybersecurity incidents or other technology disruptions could negatively impact our business.

Our operations are highly dependent upon our information systems that support our business processes, including marketing, leasing, resident and vendor communication, property management and work order processing, finance and intracompany communications throughout our operations. Certain critical components of our information systems are dependent upon third-party providers and a significant portion of our business operations are conducted over the internet. These systems and websites require access to telecommunications or the internet, each of which is subject to system security risks, cybersecurity breaches, outages, and other risks. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack, or a circumstance that disrupted access to telecommunications, the internet or operations at our third-party providers, including viruses or experienced computer programmers that could penetrate network security defenses and cause system failures and disruptions of operations. We have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, maintain the security and integrity of our information technology networks and related systems, and manage the risk of a security breach or disruption, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber incident, do not guarantee that our financial results, operations, business relationships or confidential information will not be negatively impacted by such an incident. In addition, while we believe we utilize appropriate duplication and back-up procedures, a significant outage in telecommunications, the internet or at our third-party providers could nonetheless negatively impact our operations.

Our third-party service providers are primarily responsible for the security of their own information technology environments and in certain instances, we rely significantly on third-party service providers to supply and store our sensitive data in a secure manner. All such third-party vendors face risks relating to cybersecurity similar to ours which could disrupt their businesses and therefore adversely impact us. While we provide guidance and specific requirements in some cases, we do not directly control any of such parties’ information technology security operations, or the amount of investment they place in guarding against cybersecurity threats. Accordingly, we are subject to any flaws in or breaches to their information technology systems or those which they operate for us.

Although no material incidents have occurred to date, we cannot be certain that our security efforts and measures will be effective or that our financial results will not be negatively impacted by such an incident should one occur.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. In the ordinary course of our business we acquire and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our prospective and current residents, our employees and third-party service providers in our offices and on our networks and website and on third-party vendor networks. We may share some of this information with vendors who assist us with certain aspects of our business. The secure processing and maintenance of this information is critical to our operations and business and growth strategies. Despite our security measures and those of our third-party vendors, our information technology and such infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, and thus could have a material adverse impact on our business, financial condition or results of operations. In addition, a security breach could require that we expend significant additional resources to enhance our information security systems and could result in a disruption to our operations.

Conflicts of interest may exist or could arise in the future with our Operating Partnership and its limited partners, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any member thereof, on the other. Our directors and officers have duties to our company and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we, as general partner of our Operating Partnership, have fiduciary duties to our Operating Partnership and to its limited partners under Delaware law in connection with the management of our Operating Partnership. Our duties to our Operating Partnership and its limited partners as the general partner may come into conflict with the duties of our directors and officers under Maryland law. These conflicts may be resolved in a manner that is not in the best interest of our stockholders.

Conflicts of interest exist between our interests and the interests of our Manager and its affiliates.

Examples of these potential conflicts of interest include:

•	The possibility that certain of our officers and their respective affiliates will face conflicts of interest; and

•	The possibility that the competing demands for the time of certain of our officers may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to you.

Any of these and other conflicts of interest could have a material adverse effect on the returns on our investments, our ability to make distributions to stockholders and the trading price of our stock.

The ownership by our executive officers of interests representing a significant portion of our common stock on a fully diluted basis could allow our executive officers to exert significant influence over our company in a manner that may not be in the best interests of our other stockholders.

As of June 30, 2025, our executive officers beneficially owned interests representing approximately 24.9% of the total economic interest in our Class A common stock and Class C common stock on a fully diluted basis, where “on a fully diluted basis” assumes that all outstanding OP Units, C-OP Units (as defined in the Partnership Agreement), LTIP Units, and C-LTIP Units (as defined in the Partnership Agreement), whether vested or unvested, in each case are ultimately settled for shares of our common stock. In addition, as of June 30, 2025, the aggregate voting power of our executive officers represented approximately 9.1% of the total voting power of our outstanding Class A common stock and Class C common stock. As a result of our executive officers’ significant ownership in our company, our executive officers will have significant influence over our affairs and could exercise such influence in a manner that is not in the best interests of our other stockholders, including with respect to matters submitted to our stockholders for approval such as the election of directors and any merger, consolidation or sale of all or substantially all of our assets. Our executive officers may have interests that differ from our other stockholders, and may accordingly vote in ways that may not be consistent with the interests of those other stockholders.

Our executive officers will have competing demands on their time and attention.

Our executive officers have competing demands on their respective time and attention, principally with respect to the provision of services to affiliates of our Manager. Our executive officers are permitted to devote time to certain outside activities, so long as those duties and activities do not unreasonably interfere with the performance of their respective duties.

We may use mortgage and other debt financing to acquire properties or interests in properties.

We may use mortgage and other debt financing to acquire properties or interests in properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire real properties and other real estate-related investments, including entity acquisitions, by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments or to pay distributions to our stockholders. We also may borrow funds if necessary to satisfy the requirement that we distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, to our stockholders annually, or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for U.S. federal income tax purposes.

There is no limit on the amount we may invest in any single property or other asset or on the amount we can borrow to purchase any individual property or other investment. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default which may result in our lenders foreclosing on the properties securing the mortgage.

If we cannot repay or refinance loans incurred to purchase our properties, or interests therein, then we may lose our interests in the properties secured by the loans we are unable to repay or refinance.

High levels of debt or increases in interest rates could increase the amount of any future loan payments, which could reduce the cash available for distribution to stockholders.

Our policies do not limit us from incurring debt. For purposes of calculating our leverage, we include our consolidated real estate investments, include our preferred equity and loan investments at cost, include assets we have classified as held for sale, and include any joint venture level indebtedness in our total indebtedness.

Higher debt levels will cause us to incur higher interest charges, resulting in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay reduces cash available for distribution to stockholders. Additionally, with respect to our variable rate debt, increases in interest rates increase our interest costs, which reduces our cash flow and our ability to make distributions to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments and could result in a loss. In addition, if we are unable to service our debt payments, our lenders may foreclose on our interests in the real property that secures the loans we have entered into.

As of March 31, 2025, we had approximately $141 million of mortgages payable and revolving credit facilities outstanding that are indexed to the Secured Overnight Financing Rate (“SOFR”), and our future variable rate debt may bear interest at a rate derived from SOFR. SOFR is a relatively new reference rate. The publication of SOFR began in April 2018, and, therefore, it has a very limited history. The future performance of SOFR cannot be predicted based on the limited historical performance. Since the initial publication of SOFR, changes in SOFR have, on occasion, been more volatile than changes in other benchmark or market rates, such as United States dollar LIBOR. Additionally, any successor rate to SOFR may not have the same characteristics as SOFR or LIBOR. As a result, the amount of interest we may pay on future variable rate debt indexed to SOFR is difficult to predict.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make.

To maintain our qualification as a REIT, we will be required to distribute at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders in each taxable year, and thus our ability to retain internally generated cash is limited. Accordingly, our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more stock or borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage or impose other limitations. These or other limitations may limit our flexibility and prevent us from achieving our operating plans.

If mortgage debt is unavailable at reasonable rates, it may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flows from operations and the amount of cash distributions we can make.

If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. As such, we may find it difficult, costly or impossible to refinance indebtedness that is maturing. If any of these events occur, our interest cost would increase as a result, which would reduce our cash flow. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise capital by issuing more stock or borrowing more money. If we are unable to refinance maturing indebtedness with respect to a particular property and are unable to pay the same, then the lender may foreclose on such property.

Volatility in the commercial mortgage-backed securities market could impact the pricing of secured debt.

Volatility in the commercial mortgage-backed securities market could result in the following adverse effects on our incurrence of secured debt, which could have a materially negative impact on our financial condition, results of operations, cash flow and cash available for distribution:

•	higher loan spreads;

•	tighter loan covenants;

•	reduced loan-to-value ratios and resulting borrower proceeds; and

•	higher amortization and reserve requirements.

Some of our mortgage loans may have “due-on-sale” provisions, which may impact the manner in which we acquire, sell and/or finance our properties.

We may obtain financing with “due-on-sale” and/or “due-on-encumbrance” clauses when financing our properties. Due-on-sale clauses in mortgages allow a mortgage lender to demand full repayment of the mortgage loan if the borrower sells the mortgaged property. Similarly, due-on-encumbrance clauses allow a mortgage lender to demand full repayment if the borrower uses the real estate securing the mortgage loan as security for another loan. In such event, we may be required to sell our properties on an all-cash basis, which may make it more difficult to sell the property or reduce the selling price.

Lenders may be able to recover against our other properties under our mortgage loans.

In financing our property acquisitions, we will seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the property securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the property securing the loan are insufficient to fully repay it. Also, in order to facilitate the sale of a property, we may allow the buyer to purchase the property subject to an existing loan whereby we remain responsible for the debt.

If we are required to make payments under any “bad boy” carve-out guaranties that we may provide in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected.

In obtaining certain nonrecourse loans, we may provide standard carve-out guaranties. These guaranties are only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or restricted (commonly referred to as “bad boy” guaranties). Although we believe that “bad boy” carve-out guaranties are not guaranties of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower’s control, some lenders in the real estate industry have recently sought to make claims for payment under such guaranties. In the event such a claim were made against us under a “bad boy” carve-out guaranty following a foreclosure, and such claim were successful, our business and financial results could be materially adversely affected.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective, may reduce the overall returns on your investment and may expose us to the credit risk of counterparties.

To the extent consistent with maintaining our qualification as a REIT, we may use derivative financial instruments to hedge exposures to interest rate fluctuations on loans secured by our assets and investments in collateralized mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to financing, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to make distributions to you will be adversely affected.

Complying with REIT requirements may limit our ability to hedge risk effectively.

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income (the “75% Gross Income Test”). Second, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% Gross Income Test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these (the “95% Gross Income Test”).

These and other REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions may include entering into interest rate swaps, caps and floors, options to purchase these items, and futures and forward contracts. Any income or gain derived by us from transactions that hedge certain risks, such as the risk of changes in interest rates, will not be treated as gross income for purposes of either the 75% Gross Income Test or the 95% Gross Income Test if specific requirements are met. Such requirements include that the hedging transaction be properly identified within prescribed time periods and that the transaction either (1) hedge risks associated with indebtedness issued by us that is incurred to acquire or carry real estate assets, (2) manage the risks of currency fluctuations with respect to income or gain that qualifies under the 75% Gross Income Test or 95% Gross Income Test (or assets that generate such income), or (3) offset a transaction described in (1) or (2) if a portion of the hedge indebtedness is extinguished or the related property disposed of. To the extent that we do not properly identify such transactions as hedges, hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions is not likely to be treated as qualifying income for purposes of the 75% Gross Income Test and the 95% Gross Income Test. As a result of these rules, we may have to limit the use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

You may not receive any profits resulting from the sale of one of our properties, or receive such profits in a timely manner, because we may provide financing for the purchaser of such property.

If we liquidate our company, you may experience a delay before receiving your share of the proceeds of such liquidation. In a forced or voluntary liquidation, we may sell our properties either subject to or upon the assumption of any then-outstanding mortgage debt or, alternatively, may provide financing to purchasers. We may take a purchase-money obligation secured by a mortgage as partial payment. We do not have any limitations or restrictions on our taking such purchase-money obligations. To the extent that we receive promissory notes or other property instead of cash from sales, such proceeds, other than any interest payable on those proceeds, will not be included in net sale proceeds until and to the extent the promissory notes or other property are actually paid, sold, refinanced or otherwise disposed of. In certain cases, we may receive initial down payments in the year of sale in an amount less than the selling price and subsequent payments may be spread over a number of years. In such cases, you may experience a delay in the distribution of the proceeds of a sale until such time.

We are subject to increasing scrutiny from investors with respect to the social and environmental impact of our business, which may adversely impact our business and ability to raise capital from such investors.

In recent years, certain investors have placed increasing importance on the implications of our business with respect to Environmental, Social, and Governance (“ESG”) matters. Investors’ increased focus and activism related to ESG and similar matters may constrain our business operations. In addition, investors may decide to refrain from investing in us as a result of their assessment of our approach to and consideration of the ESG factors.

Global economic, political and market conditions, including uncertainty about the financial stability of the United States, could have a significant adverse effect on our business, financial condition and results of operations.

Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics or outbreaks of infectious diseases), may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Such events, including trade tensions between the United States and China, other uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies with other countries, the Russia-Ukraine war and more recently the Israel-Hamas war, and health epidemics and pandemics, could adversely affect our business, financial condition or results of operations. These market and economic disruptions could negatively impact the operating results of our portfolio companies.

Our business, results of operations, financial condition, and cash flows may be adversely affected by pandemics and outbreaks of infectious disease, which may include COVID-19.

The market and economic challenges created by any future local, regional, national or international outbreaks of infectious disease, which may include COVID-19 and its variants, MERS, SARS, H1N1 influenza virus, avian flu or any other similar illness, and measures taken by governmental authorities and private actors to limit the spread or mitigate the impact thereof, may adversely impact our business, results of operations, financial condition, and cash flows. We depend on rental revenues and other property income from residents for substantially all of our revenues. Future outbreaks of highly infectious or contagious diseases may interfere with the ability of our residents to meet their lease obligations and make their rent payments on time or at all, and may also result in decreased overall demand for residential rental properties and/or occupancy thereof. The occurrence of such events may also result in a general decline in business activity and demand for real estate transactions could adversely affect (1) our ability to acquire or dispose of residential rental properties on terms that are attractive or at all, and (2) the value of our residential properties and our business such that we may recognize impairment on the carrying value of our investments in residential rental properties and other assets subject to impairment review, including, but not limited to, goodwill. While we have taken steps to mitigate the potential impact of any future outbreaks of highly infectious diseases on our results of operations, there can be no assurance that these efforts will be successful.

We may acquire co-ownership interests in property that are subject to certain co-ownership agreements which may have an adverse effect on our results of operations, relative to if the co-ownership agreements did not exist.

We may acquire co-ownership interests, especially in connection with the Operating Partnership’s potential private placements, such as tenancy-in-common interests in property, interests in Delaware statutory trusts that own property and/or similar interests, which are subject to certain co-ownership agreements. The co-ownership agreements may limit our ability to encumber, lease, or dispose of our co-ownership interest. Such agreements could affect our ability to turn our investments into cash and could affect cash available for distributions to you. The co-ownership agreements could also impair our ability to take actions that would otherwise be in the best interest of our stockholders and, therefore, may have an adverse effect on our results of operations, relative to if the co-ownership agreements did not exist.

The terms of the Master Leases entered into by subsidiaries of our Operating Partnership in connection with the DST Program may subject us to risk.

Pursuant to our DST Program, we, through subsidiaries of our Operating Partnership, will hold long-term leasehold interests in properties held by Delaware statutory trusts, the beneficial interests of which are sold to investors, pursuant to a Master Lease (each such property, a “DST Property”). In connection with each Master Lease, our Operating Partnership has entered into a demand note with the subsidiary of our Operating Partnership that acts as the Master Tenant for such DST Property. Under each Master Lease, we will be responsible for subleasing the relevant DST Property to occupying tenants, which means that the Master Tenant under the Master Lease bears the risk that the underlying cash flow from a DST Property may be less than the Master Lease payments. As a result, if a DST Property experiences negative performance, the applicable Master Tenant could demand funding pursuant to the demand note if the net operating cash flow is insufficient to pay the rent required under the Master Lease (subject to limited deferral rights) or to satisfy its other obligations under the Master Lease, which could affect cash available for distributions to our stockholders and could have an adverse effect on our results of operations. For additional information, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources.”

The Operating Partnership’s private placements of beneficial interests in specific Delaware statutory trusts under our DST Program could subject us to liabilities from litigation or otherwise.

We, through the Operating Partnership, have commenced a program to raise capital in private placements exempt from registration under Section 506(c) of the Securities Act through the sale of beneficial interests in specific Delaware statutory trusts, or DSTs, holding real properties, which may include properties currently indirectly owned by the Operating Partnership.

These interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. Properties in which underlying interests are sold to investors pursuant to such private placements will be leased-back by the Operating Partnership or a wholly owned subsidiary thereof, as applicable, and fully guaranteed by the Operating Partnership, although there can be no assurance that the Operating Partnership can or will fulfill these guarantee obligations. Additionally, the Operating Partnership will be given the FMV Option with respect to each DST in the DST Program, giving it the right, but not the obligation, to acquire the interests in the DST from the investors at a later time in exchange for OP Units. Investors who acquired interests pursuant to such private placements may have been seeking certain tax benefits that depend on the interpretation of, and compliance with, federal and state income tax laws and regulations. As the general partner of the Operating Partnership, we may become subject to liability, from litigation or otherwise, as a result of such transactions, including in the event an investor fails to qualify for any desired tax benefits.

The Operating Partnership’s private placements of beneficial interests in specific Delaware statutory trusts under our DST Program will not shield us from risks related to the performance of the real properties held through such structures.

Pursuant to the DST Program, the Operating Partnership intends to place certain of its existing real properties and/or acquire new properties to place into specific DSTs and then sell interests, via its TRS, in such trusts to third party investors. We will hold long-term leasehold interests in the property pursuant to master leases that are fully guaranteed by our Operating Partnership, while the third-party investors indirectly hold some or all of the interests in the real estate. There can be no assurance that the Operating Partnership can or will fulfill these guarantee obligations. Although we will hold the FMV Option to reacquire the real estate through a purchase of interests in the DST, the purchase price will be based on the then current fair market value of the third-party investor’s interest in the real estate, which will be greatly impacted by the rental terms fixed by the long-term master lease. Under the lease we are responsible for subleasing the property to occupying customers until the earlier of the expiration of the master lease or our exercise of the FMV Option, which means that we bear the risk that the underlying cash flow from the property and all capital expenditures may be less than the master lease payments at such time. Therefore, even though we will no longer own the underlying real estate, because of the fixed terms of the long-term master lease guaranteed by our Operating Partnership, negative performance by the underlying properties could affect cash available for distributions to our stockholders and will likely have an adverse effect on our results of operations and NAV.

We may own beneficial interests in DSTs owning real property that will be subject to the agreements under our DST Program, which may have an adverse effect on our results of operations, relative to if the DST Program agreements did not exist.

In connection with our DST Program, we may own beneficial interests in DSTs owning real property that are subject to the terms of the agreements governing our DST Program. The DST Program agreements limit our ability to encumber, lease or dispose of our beneficial interests. Such agreements could affect our ability to turn our beneficial interests into cash and could affect cash available for distributions to our stockholders. The DST Program agreements could also impair our ability to take actions that would otherwise be in the best interests of our stockholders and, therefore, may have an adverse effect on our results of operations and NAV, relative to if the DST Program agreements did not exist.

Properties that are placed into the DST Program and later reacquired may be less liquid than other assets, which could impair our ability to utilize cash proceeds from sales of such properties for other purposes such as paying down debt, distributions, or additional investments.

DST Properties may later be reacquired through exercise of the FMV Option granted to our Operating Partnership. In such cases, the investors who become limited partners in the Operating Partnership (the “DST Investors”) will generally remain tied to the applicable DST Property in terms of basis and built in gain. As a result, if the applicable DST Property is subsequently sold, unless we effectuate a like kind exchange under Section 1031 of the Code, then tax will be triggered on the DST Investors’ built in gain. Although we are not contractually obligated to do so, we may seek to execute a 1031 exchange in such situations rather than trigger gain. Any replacement property acquired in connection with a 1031 exchange will similarly be tied to the DST Investors with similar considerations if such replacement property ever is sold. As a result of these factors, placing properties into the DST Program may limit our ability to access liquidity from such properties or replacement properties through sale without triggering taxes due to the built in gain tied to DST Investors. Such reduced liquidity could impair our ability to utilize cash proceeds from sales for other purposes such as paying down debt, paying distributions, funding redemptions or making additional investments.

RISKS RELATED TO OUR MANAGEMENT AND RELATIONSHIPS WITH OUR MANAGER

We are dependent on our Manager and its key personnel for our success.

We will be externally advised by our Manager and, pursuant to the Management Agreement, our Manager will not be obligated to dedicate any specific personnel exclusively to us, nor will its personnel be obligated to dedicate any specific portion of their time to the management of our business. As a result, we cannot provide any assurances regarding the amount of time our Manager will dedicate to the management of our business. Moreover, each of our officers will also be an employee of our Manager or one of its affiliates, and will have significant responsibilities for other investment vehicles currently managed by Bluerock affiliates, and may not always be able to devote sufficient time to the management of our business. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed.

In addition, we offer no assurance that our Manager will remain our manager or that we will continue to have access to our Manager’s principals and professionals. The current term of our Management Agreement with our Manager expires October 6, 2025 with automatic one-year renewals thereafter, and may be terminated earlier under certain circumstances. If the Management Agreement is terminated or not renewed and no suitable replacement is found to manage us, we may not be able to execute our business plan, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Our Manager may not be successful in identifying and consummating suitable investment opportunities.

Our investment strategy will require us, through our Manager, to identify suitable investment opportunities compatible with our investment criteria. Our Manager may not be successful in identifying suitable opportunities that meet our criteria or in consummating investments, including those identified as part of our investment pipeline, on satisfactory terms or at all. Our ability to make investments on favorable terms may be constrained by several factors including, but not limited to, competition from other investors with significant capital, including other publicly-traded REITs and institutional investment funds, which may significantly increase investment costs; and/or the inability to finance an investment on favorable terms or at all. The failure to identify or consummate investments on satisfactory terms, or at all, may impede our growth and negatively affect our cash available for distribution to our stockholders.

The inability of our Manager to retain or obtain key personnel could delay or hinder implementation of our investment strategies, which could impair our ability to make distributions and could reduce the value of your investment.

Our Manager will be obligated to supply us with substantially all of our senior management team, including our chief executive officer, president, chief accounting officer and chief operating officer. Subject to investment, leverage and other guidelines or policies adopted by our board of directors, our Manager will have significant discretion regarding the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend significantly upon the experience, skill, resources, relationships and contacts of the senior officers and key personnel of our Manager and its affiliates. In particular, our success depends to a significant degree upon the contributions of Messrs. Kamfar, Ruddy, MacDonald, Babb, Vohs, DiFranco and Emala, all of whom are senior officers of our Manager. We will not have employment agreements with any of these key personnel and do not have key man life insurance on any of them. If any of Messrs. Kamfar, Ruddy, MacDonald, Babb, Vohs, DiFranco and Emala were to cease their affiliation with us or our Manager, our Manager may be unable to find suitable replacements, and our operating results could suffer. We believe that our future success will depend, in large part, upon our Manager’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for highly skilled personnel is intense, and our Manager may be unsuccessful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of highly skilled personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of your investment may decline.

Our Manager’s limited operating history makes it difficult for you to evaluate this investment.

Our Manager has limited operating history and may not be able to successfully operate our business or achieve our investment objectives. We may not be able to conduct our business as described in our plan of operation.

Non-renewal of the Management Agreement, even for poor performance, could be difficult and costly, including as a result of termination fees, and may cause us to be unable to execute our business plan.

Non-renewal of the Management Agreement without cause, even for poor performance, could be difficult and costly. We may decline to renew the Management Agreement without cause upon the affirmative vote of at least two-thirds of our independent directors that (1) there has been unsatisfactory performance by our Manager that is materially detrimental to us or (2) the Base Management Fee and Incentive Fee (each as defined in the Management Agreement) payable to our Manager are not, taken as a whole, in accordance with then-current market rates charged by asset management companies rendering services similar to those rendered by our Manager, subject to our Manager’s right to prevent such non-renewal by accepting a reduction of the fees agreed to by at least two-thirds of our independent directors. In such a case of non-renewal, our Manager will be paid a termination fee equal to 3.00 times the sum of the Base Management Fee and Incentive Fee earned, in each case, by our Manager during the 12-month period immediately preceding such non-renewal, calculated as of the end of the most recently completed fiscal quarter before the date of non-renewal. These provisions may substantially restrict our ability to not to renew the Management Agreement and would cause us to incur substantial costs in connection with such a non-renewal. Furthermore, in the event that our Management Agreement is not renewed, and we are unable to identify a suitable replacement to manage us, our ability to execute our business plan could be adversely affected.

Because we will be dependent upon our Manager and its affiliates to conduct our operations, any adverse changes in the financial health of our Manager or its affiliates or our relationship with them could hinder our operating performance and the return on your investment.

We will be dependent on our Manager and its affiliates to manage our operations and acquire and manage our portfolio of real estate assets. Under the direction of our board of directors, and subject to our investment guidelines, our Manager will make all decisions with respect to the management of our company. Our Manager will depend upon the fees and other compensation that it receives from us in connection with managing our company to conduct its operations. Any adverse changes in the financial condition of our Manager or its affiliates, or our relationship with our Manager, could hinder its ability to successfully manage our operations and our portfolio of investments, which would adversely affect us and our stockholders.

Our board of directors will approve very broad investment guidelines for our Manager and will not approve each investment and financing decision made by our Manager unless required by our investment guidelines.

Our Manager will be authorized to follow very broad investment guidelines established by our board of directors. Our board of directors will periodically review our investment guidelines and our portfolio of assets but will not, and will not be required to, review all of our proposed investments, except in limited circumstances as set forth in our investment guidelines. In addition, in conducting periodic reviews, our board of directors may rely primarily on information provided to it by our Manager. Furthermore, transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Our Manager will have great latitude within the broad parameters of our investment guidelines in determining the types and amounts of assets in which to invest on our behalf, including making investments that may result in returns that are substantially below expectations or result in losses, which would materially and adversely affect our business and results of operations, or may otherwise not be in the best interests of our stockholders.

The Management Agreement with our Manager was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Our executive officers, including one of our five directors, are executives of our Manager or its affiliates. Although the Bluerock Residential board of directors received an opinion from Robert A. Stanger & Company, Inc. that the terms of the Management Agreement are fair, from a financial point of view, to us, and after consideration of this opinion and other documents and presentations, the non-management directors authorized us to enter into the Management Agreement, the Management Agreement was negotiated between related parties and its terms, including fees payable to our Manager, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Management Agreement because of our desire to maintain our ongoing relationship with Bluerock and its affiliates.

We may have conflicts of interest with our Manager and other affiliates, which could result in investment decisions that are not in the best interests of our stockholders.

There will be numerous conflicts of interest between our interests and the interests of our Manager, Bluerock and their respective affiliates, including conflicts arising out of allocation of personnel to our activities, allocation of investment opportunities between us and investment vehicles affiliated with Bluerock, purchase or sale of apartment properties, including from or to Bluerock or its affiliates and fee arrangements with our Manager that might induce our Manager to make investment decisions that are not in our best interests. Examples of these potential conflicts of interest include:

•	Competition for the time and services of personnel that work for us and our affiliates;

•	Compensation payable by us to our Manager and its affiliates for their various services, which may not be on market terms and is payable, in some cases, whether or not our stockholders receive distributions;

•	The possibility that our Manager, its officers and their respective affiliates will face conflicts of interest relating to the purchase and leasing of properties and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions and adversely affecting the trading price of our stock;

•	The possibility that if we acquire properties from Bluerock or its affiliates, the price may be higher than we would pay if the transaction were the result of arm’s-length negotiations with a third party;

•	The possibility that our Manager will face conflicts of interest caused by its indirect ownership by Bluerock, some of whose officers are also our officers and one of whom is a director of ours, resulting in actions that may not be in the long-term best interests of our stockholders;

•	Our Manager will have considerable discretion with respect to the terms and timing of our acquisition, disposition and leasing transactions, and the Incentive Fee payable by us to our Manager will be determined based on AFFO (as defined in “Our Manager and Related Agreements—Management Agreement”), which may create an incentive for our Manager to make investments that are risky or more speculative than would otherwise be in our best interests;

•	The possibility that we may acquire or merge with our Manager, resulting in an internalization of our management functions; and

•	The possibility that the competing demands for the time of our Manager, its affiliates and our officers may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to you.

The Incentive Fee we pay our Manager may induce it to make riskier investments, which could adversely affect our financial condition, results of operations and the trading price of our stock.

The Incentive Fee payable by us to our Manager will be determined based on AFFO, which may create an incentive for our Manager to make investments that are risky or more speculative than would otherwise be in our best interests. In evaluating investments and other management strategies, the incentive fee structure may lead our Manager to place undue emphasis on the maximization of AFFO at the expense of other criteria, such as preservation of capital, in order to increase the Incentive Fee. Investments with higher yields generally have higher risk of loss than investments with lower yields, and could result in higher investment losses, particularly during cyclical economic downturns, which could adversely affect the trading price of our stock.

We may be obligated to pay our Manager quarterly Incentive Fees even if we incur a net loss during a particular quarter, and our Manager will receive a Base Management Fee regardless of the performance of our portfolio.

Our Manager will be entitled to a quarterly Incentive Fee based on our pre-Incentive Fee AFFO, which will reward our Manager if our quarterly AFFO exceeds an 8% hurdle on our adjusted stockholders’ equity. Our AFFO for a particular quarter will exclude the effect of any unrealized gains, losses or other items during that quarter that do not affect realized net income, even if these adjustments result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Manager an Incentive Fee for a fiscal quarter even if we incur a net loss for that quarter as determined in accordance with accounting principles generally accepted in the Unites States of America (“GAAP”). In addition, our Manager will be entitled to receive a Base Management Fee based on a percentage of stockholders’ equity, regardless of our performance or its performance in managing our business. Our Manager will also receive reimbursement of expenses and fees incurred directly on our behalf regardless of its or our performance. As a result, even if our Manager does not identify profitable investment opportunities for us, it will still receive material compensation from us. This compensation structure may reduce our Manager’s incentive to devote time and effort to seeking profitable opportunities for our portfolio.

If we acquire properties from affiliates of our Manager, the price may be higher than we would pay if the transaction were the result of arm’s-length negotiations.

We may acquire properties or investments from Bluerock, our Manager, directors or officers, or their respective affiliates. The prices we pay for such properties will not be the subject of arm’s-length negotiations, which means that the acquisitions may be on terms less favorable to us than those negotiated in an arm’s-length transaction. Even though we expect to use an independent third-party appraiser to determine fair market value when acquiring properties from our Manager and its affiliates, we may pay more for particular properties than we would have in an arm’s-length transaction, which would reduce our cash available for investment in other properties or distribution to our stockholders.

If we internalize our management functions, we could incur other significant costs associated with being self-managed.

At any time, our board of directors may, but is not obligated to, pursue the internalization of the functions performed for us by our Manager through the acquisition of our Manager or similar transaction through which we would bring onboard our Manager’s management team. The method by which we could internalize these functions could take many forms, and may require agreement with the Manager. While we believe that there may be substantial benefits to internalization of management functions at the appropriate time, there is no assurance that internalization will be beneficial to us and our stockholders, and internalizing our management functions could reduce earnings per share and funds from operation per share. For example, we may not realize the perceived benefits or we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by our Manager or its affiliates. Internalization transactions involving the internalization of managers affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest in properties or other investments to pay distributions. All these factors could have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

RISKS RELATED TO THE SEPARATION AND DISTRIBUTION

Bluerock Residential may fail to perform under various transaction agreements executed as part of the Separation.

In connection with the Separation and prior to the Distribution, we, Bluerock Residential, and certain other parties entered into the Separation and Distribution Agreement and various other agreements, including the Tax Matters Agreement. The Separation and Distribution Agreement and the Tax Matters Agreement, together with the documents and agreements by which the internal reorganization was effected, determined the allocation of assets and liabilities between the companies following the Separation for those respective areas and included indemnifications related to liabilities and obligations. We will rely on Bluerock Residential to satisfy its performance and payment obligations under these agreements. If Bluerock Residential is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses.

Potential indemnification obligations owed to Bluerock Residential pursuant to the Separation and Distribution Agreement may have a material adverse effect on our business, financial condition and results of operations.

The Separation and Distribution Agreement provides for, among other things, the principal corporate transactions required to effect the Separation and the Distribution, certain conditions to the Separation and the Distribution and provisions governing our relationship with Bluerock Residential with respect to and following the Distribution. Among other things, the Separation and Distribution Agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist related to our business activities. If we are required to indemnify Bluerock Residential under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities, which may have a material adverse effect on our business, financial condition and results of operations.

Pursuant to the Separation and Distribution Agreement and the Tax Matters Agreement, Bluerock Residential and Badger Holdco LLC, a Delaware limited liability company (“New LLC”), have indemnified us for certain pre-Distribution liabilities and liabilities related to the legacy Bluerock Residential assets. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that Bluerock Residential’s or New LLC’s ability to satisfy their indemnification obligations will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement and the Tax Matters Agreement, Bluerock Residential and New LLC have indemnified us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Bluerock Residential retains, and there can be no assurance that Bluerock Residential and/or New LLC will be able to fully satisfy their indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from Bluerock Residential and/or New LLC any amounts for which we were held liable by such third parties, any indemnification received may be insufficient to fully offset the financial impact of such liabilities, or we may be temporarily required to bear these losses while seeking recovery from Bluerock Residential and/or New LLC, which may have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO THIS OFFERING

To the extent that our distributions represent a return of capital for tax purposes, stockholders may recognize an increased gain or a reduced loss upon subsequent sales (including cash redemptions) of their shares of Series B Redeemable Preferred Stock.

The dividends payable by us on the Series B Redeemable Preferred Stock may exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. If that were to occur, it would result in the amount of distributions that exceed our earnings and profits being treated first as a return of capital to the extent of the stockholder’s adjusted tax basis in the stockholder’s Series B Redeemable Preferred Stock and then, to the extent of any excess over the stockholder’s adjusted tax basis in the stockholder’s Series B Redeemable Preferred Stock, as capital gain. Any distribution that is treated as a return of capital will reduce the stockholder’s adjusted tax basis in the stockholder’s Series B Redeemable Preferred Stock, and subsequent sales (including cash redemptions) of such stockholder’s Series B Redeemable Preferred Stock will result in recognition of an increased taxable gain or reduced taxable loss due to the reduction in such adjusted tax basis.

Because we conduct substantially all of our operations through our Operating Partnership, our ability to pay dividends on our Series B Redeemable Preferred Stock will depend almost entirely on the distributions we receive from our Operating Partnership. We may not be able to pay dividends regularly on our Series B Redeemable Preferred Stock.

We may not be able to pay dividends on a regular quarterly basis in the future on our Series B Redeemable Preferred Stock. We intend to contribute the entire net proceeds from this offering of our Series B Redeemable Preferred Stock to our Operating Partnership in exchange for units of limited partnership interest in our Operating Partnership that have substantially the same economic terms as the Series B Redeemable Preferred Stock (“Series B Redeemable Preferred Units”). Because we conduct substantially all of our operations through our Operating Partnership, our ability to pay dividends on the Series B Redeemable Preferred Stock will depend almost entirely on payments and distributions we receive on our interests in our Operating Partnership. If our Operating Partnership fails to operate profitably and to generate sufficient cash from operations (and the operations of its subsidiaries), we may not be able to pay dividends on the Series B Redeemable Preferred Stock. Furthermore, any new shares of preferred stock on parity with any such series of preferred stock will substantially increase the cash required to continue to pay cash dividends at stated levels. Any common stock or preferred stock that may be issued in the future to finance acquisitions, upon exercise of stock options or otherwise, would have a similar effect.

Your interests in our Series B Redeemable Preferred Stock could be subordinated and/or diluted by the incurrence of additional debt, the issuance of additional shares of preferred stock, including additional shares of Series B Redeemable Preferred Stock, and by other transactions.

As of March 31, 2025, our total indebtedness was approximately $343.9 million, which includes $85.0 million outstanding under our revolving credit facilities. We may incur significant additional debt in the future. The Series B Redeemable Preferred Stock is subordinate to all of our existing and future debt and liabilities and those of our subsidiaries. Our future debt may include restrictions on our ability to pay dividends to preferred stockholders in the event of a default under the debt facilities or under other circumstances. In addition, our charter currently authorizes the issuance of up to 250,000,000 shares of preferred stock in one or more classes or series, of which 30,000,000 have been classified as shares of Series A Redeemable Preferred Stock and            have been classified as shares of Series B Redeemable Preferred Stock. As of March 31, 2025, we had issued and outstanding 5,278,493 shares of Series A Redeemable Preferred Stock. The issuance of additional preferred stock on parity with or senior to the Series B Redeemable Preferred Stock or any other class or series of preferred stock would dilute the interests of the holders of shares of preferred stock of the applicable class or series, and any issuance of preferred stock senior to the Series B Redeemable Preferred Stock or any other class or series of preferred stock, or any issuance of additional indebtedness, could affect our ability to pay dividends on, redeem or pay the liquidation preference on any or all of the foregoing classes or series of preferred stock. We may issue preferred stock on parity with the Series B Redeemable Preferred Stock without the consent of the holders of shares of Series B Redeemable Preferred Stock. Other than the right of holders to cause us to redeem the Series B Redeemable Preferred Stock upon a Change of Control (as defined below), none of the provisions relating to the Series B Redeemable Preferred Stock or any other class or series of preferred stock relate to or limit our indebtedness or afford the holders of shares thereof protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, that might adversely affect the holders of such shares.

In the event a holder of our Series B Redeemable Preferred Stock exercises their redemption option we may redeem such shares of Series B Redeemable Preferred Stock either for cash, or for shares of our Class A common stock, or any combination thereof, in our sole discretion.

If we choose to redeem shares of our Series B Redeemable Preferred Stock for Class A common stock, the holder will receive shares of our common stock and therefore be subject to the risks of ownership thereof. Ownership of shares of our Series B Redeemable Preferred Stock will not give you the rights of holders of our Class A common stock. Until and unless you receive shares of our Class A common stock upon redemption, you will have only those rights applicable to holders of our Series B Redeemable Preferred Stock.

The Series B Redeemable Preferred Stock has not been rated.

We have not sought to obtain a rating for the Series B Redeemable Preferred Stock. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such ratings or that such a rating, if issued, would not adversely affect the market price of the Series B Redeemable Preferred Stock. In addition, we may elect in the future to obtain a rating of the Series B Redeemable Preferred Stock, which could adversely impact the market price of the applicable series. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward, placed on negative outlook or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. While ratings do not reflect market prices or the suitability of a security for a particular investor, such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Series B Redeemable Preferred Stock. It is also possible that the Series B Redeemable Preferred Stock will never be rated.

Dividend payments on the Series B Redeemable Preferred Stock are not guaranteed.

Although dividends on the Series B Redeemable Preferred Stock are cumulative, our board of directors must approve the actual payment of such distributions. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to pay any or all accrued distributions. Our board of directors could do so for any reason, and may be prohibited from doing so in the following instances:

●	poor historical or projected cash flows;

●	the need to make payments on our indebtedness;

●	concluding that payment of distributions on any or all such series of preferred stock would cause us to breach the terms of any indebtedness or other instrument or agreement; or

●	determining that the payment of distributions would violate applicable law regarding unlawful distributions to stockholders.

We intend to use the net proceeds from this offering of the Series B Redeemable Preferred Stock to fund future investments and for other general corporate and working capital purposes, but any such offerings will not be conditioned upon the closing of pending property investments and we will have broad discretion to determine alternative uses of proceeds.

We intend to use a portion of the net proceeds from this offering of our Series B Redeemable Preferred Stock to fund future investments and for other general corporate and working capital purposes. However, the offering will not be conditioned upon the closing of definitive agreements to acquire or invest in any properties. We will have broad discretion in the application of the net proceeds from this offering, and holders of our Series B Redeemable Preferred Stock will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use, and result in investments that are not accretive to our results from operations.

If we are required to make payments under any “bad boy” carve-out guaranties, recourse guaranties, and completion guaranties that we may provide in connection with certain mortgages and related loans in connection with an event that constitutes a Change of Control, our business and financial results could be materially adversely affected.

In causing our subsidiaries to obtain certain nonrecourse loans, we may provide standard carve-out guaranties. These guaranties are generally only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as “bad boy” guaranties). We also may enter into recourse guaranties with respect to future mortgages, or provide credit support to development projects through completion guaranties, which also could increase risk of repayment. In some circumstances, pursuant to guarantees to which we are a party or that we may enter into in the future, our obligations pursuant to such “bad boy” carve-out guaranties and other guaranties may be triggered by a Change of Control, because, among other things, such an event may result indirectly in a change of control of the applicable borrower. Because a Change of Control while any Series B Redeemable Preferred Stock is outstanding also triggers a right of redemption for cash by the holders thereof, the effect of a Change of Control could negatively impact our liquidity and overall financial condition, and could negatively impact the ability of holders of shares of our Series B Redeemable Preferred Stock to receive dividends or other amounts on their shares of Series B Redeemable Preferred Stock.

There is a risk of delay in our redemption of Series B Redeemable Preferred Stock and we may fail to redeem such securities as required by their terms.

Substantially all of the investments we presently hold and the investments we expect to acquire in the future are, and will be, illiquid. The illiquidity of our investments may make it difficult for us to obtain cash quickly if a need arises. If we are unable to obtain sufficient liquidity prior to a redemption date, we may be forced to, among other things, engage in a partial redemption or to delay a required redemption. If this were to occur, the market price of shares of the Series B Redeemable Preferred Stock might be adversely affected, and stockholders entitled to a redemption payment may not receive payment.

The Series B Redeemable Preferred Stock will bear a risk of early redemption by us.

We may voluntarily redeem some or all of the Series B Redeemable Preferred Stock, for cash or equal value of shares of our Class A common stock, two years after the issuance date. Any such redemptions may occur at a time that is unfavorable to holders of such preferred stock. We may have an incentive to voluntarily redeem shares of Series B Redeemable Preferred Stock, if market conditions allow us to issue other preferred stock or debt securities at an interest or distribution rate that is lower than the distribution rate on the applicable series of preferred stock. Given the potential for early redemption of the Series B Redeemable Preferred Stock, holders of such shares may face an increased reinvestment risk, which is the risk that the return on an investment purchased with proceeds from the sale or redemption of the Series B Redeemable Preferred Stock may be lower than the return previously obtained from the investment in such shares.

Our ability to redeem the Series B Redeemable Preferred Stock may subject investors to certain risks, including reinvestment risk and volatility risk.

Beginning two years following the date of original issuance of the shares of Series B Redeemable Preferred Stock to be redeemed, we may voluntarily redeem some or all of such Series B Redeemable Preferred Stock for cash or shares of our Class A common stock, in our sole discretion. Any redemption of Series B Redeemable Preferred Stock may occur at a time that is unfavorable to holders of the Series B Redeemable Preferred Stock. We may have an incentive to redeem the Series B Redeemable Preferred Stock voluntarily if market conditions allow us to issue other preferred stock or debt securities at an interest or distribution rate that is lower than the distribution rate on the Series B Redeemable Preferred Stock. Given the potential for early redemption of the Series B Redeemable Preferred Stock, holders of such shares may face an increased reinvestment risk, which is the risk that the return on an investment purchased with proceeds from the sale or redemption of the Series B Redeemable Preferred Stock may be lower than the return previously obtained from the investment in such shares. The trading price of the Class A common stock, for which the Series B Redeemable Preferred Stock may be redeemed, may be volatile and may expose investors to additional volatility risk.

Holders of Series B Redeemable Preferred Stock should not expect us to redeem all or any such shares on the date they first become redeemable or on any particular date after they become redeemable.

Except in limited circumstances related to our ability to maintain our qualification as a REIT or a special optional redemption in connection with a Change of Control, Series B Redeemable Preferred Stock may be redeemed by us at our option, either in whole or in part, only on or after two years from the issuance date. Any decision we make at any time to propose a redemption of any such series of preferred stock will depend upon, among other things, our evaluation of our capital position and general market conditions at the time. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect the ability of holders of shares of the applicable series of preferred stock to reinvest proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on such series of preferred stock had their shares not been redeemed. In addition, there is no penalty or premium payable on redemption, and the market price of the shares of such series of preferred stock may not exceed the liquidation preference at the time the shares become redeemable for any reason.

Holders of the Series B Redeemable Preferred Stock will be subject to inflation risk.

Inflation is the reduction in the purchasing power of money resulting from the increase in the price of goods and services. Inflation risk is the risk that the inflation-adjusted, or “real,” value of an investment in preferred stock or the income from that investment will be worth less in the future. As inflation occurs, the real value of the Series B Redeemable Preferred Stock and dividends payable on such shares decline.

Holders of the Series B Redeemable Preferred Stock have extremely limited voting rights.

The voting rights of holders of shares of Series B Redeemable Preferred Stock will be extremely limited. Our common stock is the only class or series of our stock carrying full voting rights. Holders of Series B Redeemable Preferred Stock have certain limited voting rights with respect to amendments to our charter that alter only the contract rights set forth therein of either (a) the Series B Redeemable Preferred Stock, or (b) of any preferred stock (i) ranking on parity with the Series B Redeemable Preferred Stock with respect to dividend rights and rights upon our liquidation, dissolution or winding up, and (ii) upon which like voting rights have also been conferred. Other than in these limited circumstances, holders of Series B Redeemable Preferred Stock will generally not have voting rights.

The amount of the liquidation preference is fixed and holders of Series B Redeemable Preferred Stock will have no right to receive any greater payment.

The payment due upon liquidation is fixed at the liquidation preference of $25.00 per share of Series B Redeemable Preferred Stock, plus an amount equal to all accrued and unpaid dividends thereon, to and including the date of payment, whether or not authorized or declared. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, holders of Series B Redeemable Preferred Stock will have no right to receive or to participate in these amounts.

Our charter, including the articles supplementary establishing the Series B Redeemable Preferred Stock, contains restrictions upon ownership and transfer of such preferred stock which may impair the ability of holders to acquire such preferred stock and the shares of our Class A common stock into which shares thereof may be converted, at the company’s option, pursuant to the redemption at the option of the holder under certain circumstances.

Our charter, including the articles supplementary establishing the Series B Redeemable Preferred Stock, contains restrictions on ownership and transfer of the Series B Redeemable Preferred Stock, which restrictions are intended to assist us in qualifying and maintaining our qualification as a REIT for U.S. federal income tax purposes. For example, to assist us in qualifying as a REIT, the articles supplementary establishing the Series B Redeemable Preferred Stock prohibits anyone from owning, or being deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding Series B Redeemable Preferred Stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer” in this prospectus. You should consider these ownership limitations prior to a purchase of shares of our Series B Redeemable Preferred Stock.

Our ability to pay dividends or redeem shares is limited by the requirements of Maryland law.

Our ability to pay dividends on or redeem shares of the Series B Redeemable Preferred Stock is limited by the laws of Maryland. Under applicable Maryland law, a Maryland corporation generally may not make a distribution (including a dividend or redemption) if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter provides otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. Accordingly, we generally may not make a distribution on Series B Redeemable Preferred Stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus, unless the terms of such class or series provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences senior to those of the Series B Redeemable Preferred Stock. Any dividends or redemption payments may be delayed or prohibited.

If our Class A common stock is no longer listed on the NYSE American or another national securities exchange, we will be required to terminate any continuous offering(s) of Series B Redeemable Preferred Stock.

The Series B Redeemable Preferred Stock are “covered securities” and therefore are not subject to registration under the state securities, or “Blue Sky,” regulations in the various states in which it may be sold due to its seniority to our Class A common stock, which is listed on the NYSE American. If our Class A common stock is no longer listed on the NYSE American or another appropriate exchange, we will be required to register any offering of Series B Redeemable Preferred Stock in any state in which such offering was subsequently made. This would require the termination of any continuous offering(s) of Series B Redeemable Preferred Stock and could result in our raising an amount of gross proceeds that is substantially less than the amount of the gross proceeds we expect to raise if the maximum offering amounts are sold. This would reduce our ability to make additional investments and limit the diversification of our portfolio.

There is currently no public trading market for our Series B Redeemable Preferred Stock, and one may never exist; therefore, your ability to dispose of your shares will likely be limited.

There is no public market for our Series B Redeemable Preferred Stock, and we currently have no plan to list the Series B Redeemable Preferred Stock on a securities exchange or to include such shares for quotation on any national securities market. Additionally, our charter contains restrictions on the ownership and transfer of our securities, including our Series B Redeemable Preferred Stock, and these restrictions may inhibit the ability to sell shares of our Series B Redeemable Preferred Stock, promptly or at all. Beginning immediately upon original issuance of any share of Series B Redeemable Preferred Stock, the holder thereof may require us to redeem, and beginning two years from the date of original issuance, we may redeem, any such share, in each case with the redemption price payable, in our sole discretion, in cash or in equal value of shares of our Class A common stock, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption. If we opt to pay the redemption price in shares of our common stock, holders of shares of Series B Redeemable Preferred Stock may receive publicly traded shares, as we currently expect to continue listing our Class A common stock on the NYSE American.

You will not have the opportunity to evaluate our future investments prior to purchasing shares of our Series B Redeemable Preferred Stock.

Other than the investments disclosed in this prospectus or a supplement hereto prior to your investment, you will not have the opportunity to evaluate the economic merits, transaction terms or other financial or operational data concerning our future investments that we have not yet identified prior to purchasing shares of our Series B Redeemable Preferred Stock. You must rely on the Manager and our board of directors to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments. We may invest in any asset class, including those that present greater risk than residential assets. Because you cannot evaluate our future investments in advance of purchasing shares of our Series B Redeemable Preferred Stock, this offering may entail more risk than other types of offerings. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

The payment of fees and expenses to the Manager and its affiliates and Bluerock Capital Markets, LLC (the “Dealer Manager”) reduces the cash available for distribution and increases the risk that you will not be able to recover the amount of your investment in shares of our stock.

The Manager and the Dealer Manager perform services for us, including, among other things, the selection and acquisition of our investments, the management of our assets, the disposition of our assets, the financing of our assets and certain administrative services. We pay the Manager and its affiliates, including the Dealer Manager, fees and expense reimbursements for these services, which will reduce the amount of cash available for further investments or distribution to our stockholders.

We will be required to pay substantial compensation to the Manager and its affiliates or related parties, regardless of whether we operate at a profit or a loss.

The Manager and its affiliates will receive compensation, and expense reimbursements in connection with the services they provide to us as described in the Management Agreement, regardless of whether we operate at a profit or a loss. These payments to the Manager and its affiliates or related parties will decrease the amount of cash we have available for operations and new investments and could negatively impact our ability to pay distributions and your overall return.

We may have difficulty completely funding our distributions with funds provided by cash flows from operating activities; therefore, we may use cash flows from financing activities, which may include borrowings and net proceeds from primary shares sold in this offering and/or of other offerings of our securities, cash resulting from a waiver or deferral of fees by the Manager or from expense support provided by the Manager, or other sources to fund distributions to our stockholders. The use of these sources to pay distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and/or potentially impact the value or result in dilution of your investment by creating future liabilities, reducing the return on your investment or otherwise.

Until the proceeds from this offering are fully invested, and from time to time thereafter, we may not generate sufficient cash flows from operating activities, as determined on a GAAP basis, to fully fund distributions to you. To date, we have funded, and expect to continue to fund, distributions to our stockholders, with cash flows from financing activities, which may include borrowings and net proceeds from shares sold in this offering and/or of other offerings of our securities, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to the Manager or its affiliates, cash resulting from the Manager or its affiliates paying certain of our expenses, proceeds from the sales of assets, or from our cash balances. Our charter does not prohibit our use of such sources to fund distributions. We may be required to fund distributions from a combination of some of these sources if our investments fail to perform as anticipated, if expenses are greater than expected or as a result of numerous other factors. We have not established a cap on the amount of our distributions that may be paid from any of these sources. Using certain of these sources may result in a liability to us, which would require a future repayment.

The use of the sources described above for distributions and the ultimate repayment of any liabilities incurred, as well as the payment of distributions in excess of our FFO, could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and reduce your overall return and adversely impact and dilute the value of your investment in shares of our Series B Redeemable Preferred Stock. To the extent distributions in excess of current and accumulated earnings and profits (i) do not exceed a stockholder’s adjusted basis in our stock, such distributions will not be taxable to a stockholder, but rather a stockholder’s adjusted basis in our stock will be reduced; and (ii) exceed a stockholder’s adjusted tax basis in our stock, such distributions will be included in income as long-term capital gain if the stockholder has held its shares for more than one year and otherwise as short-term capital gain.

There may not be a broad market for our Class A common stock, which may cause our Class A common stock to trade at a discount and make it difficult for you to sell the Class A common stock for which your Series B Redeemable Preferred Stock may be redeemable at our option.

Our Class A common stock for which the shares of our Series B Redeemable Preferred Stock may be redeemable at our option trades on the NYSE American under the symbol “BHM.” Listing on the NYSE American or another national securities exchange does not ensure an actual or active market for our Class A common stock. The market price of our Class A common stock may fluctuate widely as a result of a number of factors, many of which are outside of our control. In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These fluctuations in the stock market may materially and adversely affect the market price of our Class A common stock. Among the factors that could affect the market price of our common stock are:

•	actual or anticipated quarterly fluctuations in our business, financial condition and operating results;

•	changes in revenues or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;

•	the ability of our tenants to pay rent to us and meet their other obligations to us under current lease terms;

•	our ability to re-lease spaces as leases expire;

•	our ability to refinance our indebtedness as it matures;

•	any changes in our dividend policy;

•	any future issuances of equity securities;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	general market conditions and, in particular, developments related to market conditions for the real estate industry; and

•	domestic and international economic factors unrelated to our performance.

Accordingly, an actual or active market for our Class A common stock may not be maintained, the prices at which shares of our Class A common stock trade may fluctuate significantly, the market for our Class A common stock may not be liquid, the holders of our Class A common stock may be unable to sell their shares of our Class A common stock, and the prices that may be obtained following the sale of our Class A common stock upon the redemption of your Series B Redeemable Preferred Stock may not reflect the underlying value of our assets and business.

Shares of Series B Redeemable Preferred Stock may be redeemed for shares of our Class A common stock, which rank junior to the Series B Redeemable Preferred Stock with respect to dividends and upon liquidation.

The holders of shares of Series B Redeemable Preferred Stock may require us to redeem such shares, with the redemption price payable, in our sole discretion, in cash or in equal value of shares of our Class A common stock, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption. We may opt to pay the redemption price in shares of our Class A common stock. The rights of the holders of shares of Series B Redeemable Preferred Stock and Series A Redeemable Preferred Stock rank senior to the rights of the holders of shares of our common stock as to dividends and payments upon liquidation. Unless full cumulative dividends on shares of our Series B Redeemable Preferred Stock and Series A Redeemable Preferred Stock for all past dividend periods have been declared and paid (or set apart for payment), we will not declare or pay dividends with respect to any shares of our common stock for any period. Upon liquidation, dissolution or winding up of our company, the holders of shares of our Series B Redeemable Preferred Stock are entitled to receive a liquidation preference of $25.00 per share, plus an amount equal to all accrued and unpaid dividends, and holders of shares of our Series A Redeemable Preferred Stock are entitled to receive a liquidation preference of $25.00 per share, plus an amount equal to all accrued and unpaid dividends, in each case prior and in preference to any distribution to the holders of shares of our common stock or any other class of our equity securities.

We will be able to call shares of Series B Redeemable Preferred Stock for redemption under certain circumstances without the consent of the holder.

We will have the ability to call the outstanding shares of Series B Redeemable Preferred Stock after two years from the date of original issuance of such shares of Series B Redeemable Preferred Stock. At that time, we will have the right to redeem, at our option, the outstanding shares of Series B Redeemable Preferred Stock, in whole or in part, at 100% of the Stated Value per share, plus an amount equal to any accrued and unpaid dividends.

Our requirement to redeem the Series B Redeemable Preferred Stock in the event of a Change of Control may, in either case, deter a change of control transaction otherwise in the best interests of our stockholders.

Upon the occurrence of a Change of Control (as defined below) with respect to the Series B Redeemable Preferred Stock, we will be required to redeem all outstanding shares of the Series B Redeemable Preferred Stock, in whole, within 60 days after the first date on which such Change of Control occurred, in cash at a redemption price of $25.00 per share of Series B Redeemable Preferred Stock; plus an amount equal to all accrued and unpaid dividends, if any, to and including the redemption date. The mandatory redemption feature of each share of the Series B Redeemable Preferred Stock in connection with a Change of Control may each have the effect of inhibiting a third party from making an acquisition proposal for the company, or of delaying, deferring or preventing a change of control of the company, under circumstances that otherwise could provide the holders of our common stock and/or Series B Redeemable Preferred Stock with the opportunity for liquidity or the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

A “Change of Control” is when after the initial issuance of the Series B Redeemable Preferred Stock any of the following has occurred and is continuing:

●	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than our Company, its subsidiaries, and its and their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the total voting power of all outstanding shares of our common equity that are entitled to vote generally in the election of directors, with the exception of (A) the formation of a holding company, or (B) immediately prior to such transaction, such person or group, together with its or their related entities, including, without limitation, any trust established for the benefit of such person or any member of such group or any family member thereof (collectively, an “Ownership Group”), owned sufficient interests in the Operating Partnership such that the exercise by all or any members of such Ownership Group of the Common Unit Redemption Right (as defined in Section 8.04(a) of the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended) with respect to such interests would result in all or any members of such Ownership Group (individually or collectively) becoming the direct or indirect beneficial owner of our common equity representing more than 50% of the total voting power of all outstanding shares of Voting Stock;

●	consummation of any share exchange, consolidation or merger of our Company or any other transaction or series of transactions pursuant to which our common stock will be converted into cash, securities or other property, (1) other than any such transaction where the shares of our common stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the common stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction, and (2) expressly excluding any such transaction preceded by our Company’s acquisition of the capital stock of another company for cash, securities or other property, whether directly or indirectly through one of our subsidiaries, as a precursor to such transactions; or

●	at least a majority of our board of directors ceases to be constituted of directors who either (A) were a member of our board of directors on October 6, 2022, or (B) became a member of our board of directors subsequent to such date and whose appointment, election or nomination for election by our stockholders was duly approved by a majority of the Continuing Directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by our Company on behalf of our board of directors in which such individual is named as nominee for director (“Continuing Directors”).

In addition, if we experience a Change of Control, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to redeem the Series B Redeemable Preferred Stock, and any guarantees or indebtedness that may be required to be repaid or repurchased as a result of such event. Our failure to redeem the Series B Redeemable Preferred Stock could have material adverse consequences for us and the holders of the Series B Redeemable Preferred Stock.

We established the offering price for the Series B Redeemable Preferred Stock pursuant to negotiations among us and our affiliated dealer manager; as a result, the actual value of an investment in the Series B Redeemable Preferred Stock may be substantially less than the amount paid.

The selling price of the Series B Redeemable Preferred Stock was determined pursuant to negotiations among us and the dealer manager, which is an affiliate of Bluerock, based upon the following primary factors at the time of the offering: the economic conditions in and future prospects for the industry in which we compete; our prospects for future earnings; an assessment of our management; the state of our development; the prevailing condition of the equity securities market; the state of the market for non-traded REIT securities; and market valuations of public companies considered comparable to our Company. Because the offering price is not based upon any independent valuation, the offering price is not indicative of the proceeds that an investor in the Series B Redeemable Preferred Stock would receive upon liquidation.

Your percentage of ownership may become diluted if we issue new shares of stock or other securities, and issuances of additional preferred stock or other securities by us may further subordinate the rights of the holders of our common stock (which you may become upon receipt of redemption payments in shares of our Class A common stock for any of your shares of Series B Redeemable Preferred Stock).

Under the terms of our Series B Redeemable Preferred Stock, we may make redemption payments in shares of our Class A common stock. Although the dollar amounts of such payments are unknown, the number of shares to be issued in connection with such payments may fluctuate based on the price of our Class A common stock. Any sales or perceived sales in the public market of shares of our Class A common stock issuable upon such redemption payments could adversely affect prevailing market prices of shares of our Class A common stock. The issuance of shares of our Class A common stock upon such redemption payments also may have the effect of reducing our net income per share (or decreasing our net loss per share). In addition, the existence of Series B Redeemable Preferred Stock may encourage short selling by market participants because the existence of redemption payments could depress the market price of shares of our Class A common stock.

Our board of directors is authorized, without stockholder approval, to cause us to issue additional shares of our common stock or to raise capital through the issuance of additional preferred stock (including equity or debt securities convertible into preferred stock), options, warrants and other rights, on such terms and for such consideration as our board of directors in its sole discretion may determine. Any such issuance could result in dilution of the equity of our stockholders. Our board of directors may, in its sole discretion, authorize us to issue common stock or other equity or debt securities to persons from whom we purchase residential properties, as part or all of the purchase price of the community. Our board of directors, in its sole discretion, may determine the value of any common stock or other equity or debt securities issued in consideration of residential properties or services provided, or to be provided, to us.

Our charter also authorizes our board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock in addition to the Series B Redeemable Preferred Stock (including equity or debt securities convertible into preferred stock) and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class or series of shares so issued. If any additional preferred stock is publicly offered, the terms and conditions of such preferred stock (including any equity or debt securities convertible into preferred stock) will be set forth in a registration statement registering the issuance of such preferred stock or equity or debt securities convertible into preferred stock. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or the Series B Redeemable Preferred Stock. If we ever create and issue additional preferred stock or equity or debt securities convertible into preferred stock with a distribution preference over common stock or the Series B Redeemable Preferred Stock, payment of any distribution preferences of such new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on our common stock and our Series B Redeemable Preferred Stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

Stockholders have no rights to buy additional shares of stock or other securities if we issue new shares of stock or other securities. We may issue common stock, convertible debt or preferred stock pursuant to a subsequent public offering or a private placement, or to sellers of properties we directly or indirectly acquire instead of, or in addition to, cash consideration. Investors purchasing Series B Redeemable Preferred Stock in the offering of our Series B Redeemable Preferred Stock who do not participate in any future stock issuances will experience dilution in the percentage of the issued and outstanding stock they own. In addition, depending on the terms and pricing of any additional offerings and the value of our investments, you also may experience dilution in the book value and fair market value of, and the amount of distributions paid on, your shares of Series B Redeemable Preferred Stock and Class A common stock, if any.

Holders of the Series B Redeemable Preferred Stock have no control over changes in our policies and operations.

Our board of directors manages our business and affairs, including setting and determining our policies with regard to investment objectives, financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders.

Holders of shares of Series B Redeemable Preferred Stock generally have no voting rights under our charter, except with respect to any amendment of our charter that would alter only the contract rights, as expressly set forth therein, of either (a) the Series B Redeemable Preferred Stock alone, or (b) of any preferred stock (i) ranking on parity with the Series B Redeemable Preferred Stock with respect to dividend rights and rights upon our liquidation, dissolution or winding up, and (ii) upon which like voting rights have also been conferred, including the Series A Redeemable Preferred Stock. Other than in these limited circumstances, holders of Series B Redeemable Preferred Stock have no voting rights.

RISKS RELATED TO OUR STATUS AS A REIT

Failure to maintain our qualification as a REIT would materially and adversely affect us and the value of our common stock.

In October 2023, we filed our U.S. federal income tax return for the taxable year ending December 31, 2022 and elected to be treated, and currently qualify, as a real estate investment trust (“REIT”) for federal income tax purposes. We believe that, commencing with such taxable year, we have been organized and have operated in a manner as to qualify for taxation as a REIT for U.S. federal income tax purposes, and intend to continue to so operate. We have not requested and do not plan to request a ruling from the Internal Revenue Service (the “IRS”) that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Therefore, we cannot guarantee that we will remain qualified as a REIT in the future.

In connection with this offering, we have received an opinion from Paul Hastings L.L.P. to the effect that, we qualified to be taxed as a REIT pursuant to Sections 856 through 860 of the Code for our taxable years ended December 31, 2022 through December 31, 2024, and our organization and current and proposed method of operation will enable us to qualify as a REIT under the Code for our taxable years ending December 31, 2025, and thereafter. Paul Hastings L.L.P.’s opinion is based upon customary assumptions, representations and undertakings made by us and Bluerock Residential (in the case of Bluerock Residential, as of the date of the Distribution) as to factual matters, and is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our and Bluerock Residential’s assets and the conduct of our and Bluerock Residential’s business. Paul Hastings L.L.P.’s opinion is not binding upon the IRS or any court, and speaks as of the date issued. In addition, Paul Hastings L.L.P.’s opinion is based on U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively.

Our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership and the percentage of our earnings that we distribute. Paul Hastings L.L.P. will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Paul Hastings L.L.P.’s opinion will not foreclose the possibility that a partnership or limited liability company in which we own an interest could take an action which could cause us to fail a REIT qualification test, and that we would not become aware of such action in time to dispose or our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we may have to use one or more of the REIT savings provisions described below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification.

If we fail to maintain our REIT qualification in any taxable year, we will face significant tax consequences that would substantially reduce our cash available for distribution to our stockholders for each of the years involved because:

•	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to regular U.S. federal corporate income tax;

•	we could be subject to increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to maintain our qualification as a REIT, we will no longer be required to make distributions to our stockholders. As a result of all these factors, our failure to maintain our qualification as a REIT could impair our ability to expand our business and raise capital, and could materially and adversely affect the trading price of our common shares.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to maintain our qualification as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our common shares, requirements regarding the composition of our assets and requirements that certain percentages of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. See “Material U.S. Federal Income Tax Considerations—REIT Qualification—Distribution Requirements.” In addition, legislation, new regulations, administrative interpretations or court decisions may materially and adversely affect our investors, our ability to qualify as a REIT for U.S. federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

In certain circumstances, we may be subject to certain U.S. federal, state and local taxes despite our qualification as a REIT, which would reduce our cash available for distribution to you.

Even if we maintain our qualification as a REIT, we may be subject to certain U.S. federal, state and local income, property and excise taxes on our income and assets and, in certain cases, a 100% penalty tax on net income from any “prohibited transaction.” In addition, any taxable REIT subsidiaries (each a “TRS”) of ours will be subject to U.S. federal income tax, and applicable state and local taxes, as regular corporations in the jurisdictions in which they operate.  We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our properties and pay income tax directly on such income. In that event, our stockholders would be treated as if they had earned that income and paid the tax on it directly, would be eligible to receive a credit or refund of the taxes deemed paid on the income deemed earned, and would increase the adjusted basis of their shares by the excess of such deemed income over the amount of taxes deemed paid. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the subsidiaries through which we indirectly own our assets. Any U.S. federal or state taxes we pay will reduce our cash available for distribution to you.

If Bluerock Residential failed to qualify as a REIT during certain periods prior to the Distribution, we would be prevented from electing to qualify as a REIT.

We believe that from the time of our formation until the date of the Distribution, we were treated as a “qualified REIT subsidiary” of Bluerock Residential. Under applicable Treasury Regulations, if Bluerock Residential failed to qualify as a REIT during certain periods prior to the Distribution, unless Bluerock Residential’s failure were subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Bluerock Residential failed to so qualify.

If certain of our subsidiaries, including our Operating Partnership, fail to qualify as partnerships or disregarded entities for U.S. federal income tax purposes, we would cease to qualify as a REIT and suffer other material adverse consequences.

We intend that our Operating Partnership will be treated as a partnership for U.S. federal income tax purposes, and that our other subsidiaries (other than any TRSs) will each be treated as a partnership or disregarded entity for U.S. federal income tax purposes and, therefore, will not be subject to U.S. federal income tax on its income. Instead, each of its partners or its member, as applicable, which may include us, will be allocated, and may be required to pay tax with respect to, such partner’s or member’s share of its income. We cannot assure you that the IRS will not challenge the status of any subsidiary partnership or limited liability company in which we own an interest as a disregarded entity or partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating any subsidiary partnership or limited liability company as an entity taxable as a corporation for U.S. federal income tax purposes, we could fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of any subsidiary partnerships or limited liability company to qualify as a disregarded entity or partnership for applicable income tax purposes could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners or members, including us.

Distribution requirements imposed by law limit our flexibility.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we generally will be required to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, each year. We also will be subject to tax at regular corporate income tax rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year.

In addition, we will be subject to a 4% nondeductible excise tax to the extent that we fail to distribute during any calendar year at least the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year, and any amount of that income that was not distributed in prior years.

We intend to make distributions to our stockholders to comply with the distribution requirements of the Code as well as to reduce our exposure to U.S. federal income taxes and the nondeductible excise tax. Differences in timing between the receipt of income and the payment of expenses to arrive at taxable income, along with the effect of required debt amortization payments, could require us to borrow funds to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if our management believes that the then prevailing market conditions generally are not favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations. If we borrow money to meet such distribution requirements or for other working capital needs, our expenses will increase, our net income will be reduced by the amount of interest we pay on the money we borrow and we will be obligated to repay the money we borrow from future earnings or by selling assets, which may decrease future distributions to stockholders.

We may pay dividends on our common stock in common stock and/or cash. Our stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

In order to satisfy our REIT distribution requirements, we are permitted, subject to certain conditions and limitations, to make distributions that are in part payable in shares of our common stock. The IRS has issued Revenue Procedure 2017-45 authorizing elective cash/stock dividends to be made by “publicly offered REITs.” Pursuant to Revenue Procedure 2017-45, the IRS will treat the distribution of stock pursuant to an elective cash/stock dividend as a distribution of property under Section 301 of the Code (i.e., a dividend), as long as at least 20% of the total dividend is available in cash and certain other parameters detailed in the Revenue Procedure are satisfied.

If we make any taxable dividend payable in cash and common stock, taxable stockholders receiving such dividend will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a stockholder sells shares of our stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Furthermore, with respect to certain non-U.S. holders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in our stock. If, in any taxable dividend payable in cash and stock, a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may be viewed as economically equivalent to a dividend reduction and put downward pressure on the market price of our common stock.

Distributions payable by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.

The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates is currently 20%, plus a 3.8% “Medicare tax” surcharge. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. However, ordinary REIT dividends constitute “qualified business income,” and thus a 20% deduction is available to individual taxpayers with respect to such dividends, resulting in a 29.6% maximum U.S. federal income tax rate (plus the 3.8% surtax on net investment income, if applicable) for individual U.S. stockholders. However, to qualify for this deduction, the stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (considering certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. The more-favorable rates applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay distributions, which could adversely affect the value of our common stock. See “Material U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders.”

We may enter into certain hedging transactions that may have a potential impact on our REIT qualification.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate and/or foreign currency swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets, or to hedge existing hedging positions after any portion of the related debt or property is extinguished or disposed of, and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the gross income tests that apply to REITs. Moreover, any income from a transaction entered into primarily to manage risk of currency fluctuations with respect to any item of income that would be qualifying REIT income under the REIT gross income tests, and any gain from the unwinding of any such transaction, does not constitute gross income for purposes of the REIT gross income tests. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions may not be treated as qualifying income for purposes of the REIT gross income tests, and might also give rise to an asset that does not qualify for purposes of the REIT asset tests.

Our ability to provide certain services to our tenants may be limited by the REIT rules or may have to be provided through a TRS.

As a REIT, we generally will not be able provide services to our tenants other than those that are customarily provided by landlords, nor will we be able to derive income from a third party that provides such services. If we forego providing such services to our tenants, we may be at a disadvantage to competitors that are not subject to the same restrictions. However, we can provide such non-customary services to tenants and share in the revenue from such services if we do so through a TRS, though income earned by such TRS will be subject to U.S. federal corporate income tax.

Any ownership of a TRS will be subject to limitations, and our transactions with a TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 20% (25% for 2026 and future tax years) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. A TRS will be subject to applicable U.S. federal, state and local corporate income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation and, in certain circumstances, other limitations on deductibility may apply. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. We will monitor the value of our respective investments in any TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with any TRS on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% limitation (25% for 2026 and future tax years) or to avoid application of the 100% excise tax.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through a TRS, which would be subject to U.S. federal corporate income tax.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Legislative or other actions affecting REITs could have a negative effect on us or our investors.

There can be no assurance that any future changes to the U.S. federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results. Stockholders are urged to consult their tax advisors regarding the effect of potential future changes to the U.S. federal income tax laws on an investment in our stock.

Distributions to tax-exempt investors may be classified as unrelated business taxable income and, in certain circumstances, tax-exempt investors would be required to pay tax on the unrelated business taxable income and to file income tax returns.

Neither ordinary nor capital gain distributions with respect to our stock nor gain from the sale of stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

•	under certain circumstances, part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as unrelated business taxable income if our stock is predominately held by qualified employee pension trusts, such that we are a “pension-held” REIT (which we do not expect to be the case);

•	part of the income and gain recognized by a tax-exempt investor with respect to our stock would constitute unrelated business taxable income if such investor incurs debt in order to acquire the stock; and

•	part or all of the income or gain recognized with respect to our stock held by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Code may be treated as unrelated business taxable income.

We encourage you to consult your tax advisor to determine the tax consequences applicable to you if you are a tax-exempt investor.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

You may be restricted from acquiring or transferring certain amounts of our Class A common stock.

The stock ownership restrictions of the Code for REITs and the 9.8% stock ownership limits in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to maintain our qualification as a REIT, five or fewer individuals, as defined in the Code to include specified private foundations, employee benefit plans and trusts, and charitable trusts, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year. To help ensure that we meet these tests, among other purposes, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted, prospectively or retroactively, by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value of the aggregate of our outstanding shares of capital stock or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of such thresholds does not satisfy certain conditions designed to ensure that we will not fail to qualify as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required for REIT qualification.

A limit on the percentage of our capital stock and common stock a person may own may discourage a takeover or business combination, which could prevent our common stockholders from realizing a premium price for their common stock.

Our charter restricts direct or indirect ownership by one person or entity to no more than 9.8%, in value, of the outstanding shares of all classes and series of our capital stock or 9.8% in value or by number of shares, whichever is more restrictive, of the outstanding shares of our common stock unless exempted (prospectively or retroactively) by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to our stockholders.

Our charter permits our board of directors to issue stock with terms that may be senior to the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue and may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of any such stock. Our charter authorizes a total of 250,000,000 shares of preferred stock for issuance, of which 30,000,000 have been classified as shares of Series A Redeemable Preferred Stock and            have been classified as shares of Series B Redeemable Preferred Stock. As of March 31, 2025, there are issued and outstanding 5,278,493 shares of Series A Redeemable Preferred Stock, which are senior to our common stock with respect to priority of dividend payments and rights upon liquidation, dissolution or winding up. Our board of directors could also classify for issuance up to            of the remaining authorized shares of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Maryland law may limit the ability of a third party to acquire control of us.

The MGCL provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) act to accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholder rights plan, (c) make a determination under the Maryland Business Combination Act, or (d) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under the MGCL, the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. The MGCL also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under the MGCL.

The MGCL also provides that, unless exempted, certain Maryland corporations may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, certain issuances of shares of stock and other specified transactions, with an “interested stockholder” or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of the Maryland corporation, unless the stock had been obtained in a transaction approved by its board of directors. These and other provisions of the MGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on our business, financial condition and results of operations.

Your rights as stockholders and our rights to recover claims against our officers and directors are limited.

Under Maryland law, our charter, and the terms of certain indemnification agreements with our executive officers and directors, we must generally indemnify our officers and directors to the maximum extent permitted by Maryland law. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and their affiliates, than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents in some cases.

An increase in market interest rates may have an adverse effect on the market price of our Class A common stock.

One of the factors that investors may consider in deciding whether to buy or sell our Class A common stock is our distribution yield, which is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution yield on our Class A common stock or may seek securities paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions are likely to affect the market price of our Class A common stock, and such effects could be significant. For example, if interest rates rise without an increase in our distribution rate, the market price of our Class A common stock could decrease because potential investors may require a higher distribution yield on our Class A common stock as market rates on interest-bearing securities, such as bonds, rise.

Our ability to pay dividends is limited by the requirements of Maryland law.

Our ability to pay dividends on our common stock is limited by the laws of Maryland. Under applicable Maryland law, a Maryland corporation generally may not make a distribution (including a dividend or redemption) if, after giving effect to the dividend, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter provides otherwise, the amount that would be needed, if the corporation were dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the dividend. Accordingly, we generally may not make a distribution if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus, unless our charter provides otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the dividend. Any dividends or redemption payments may be delayed or prohibited. As a result, the price of our common stock may decrease, which may have a material adverse effect on our business, financial condition and results of operations.

We may change our dividend policy, and the cash distributions you receive may be less frequent or lower in amount than you expect.

Future dividends will be declared and paid at the discretion of our board of directors, and the amount and timing of dividends will depend upon cash generated by operating activities, our business, financial condition, results of operations, capital requirements, annual distribution requirements under the REIT provisions of the Code, and such other factors as our board of directors deems relevant. Our board of directors may change our dividend policy at any time, and there can be no assurance as to the manner in which future dividends will be paid or that the current dividend level will be maintained in future periods. We cannot assure you that we will consistently be able to generate sufficient available cash flow to fund distributions on our Series B Redeemable Preferred Stock, nor can we assure you that sufficient cash will be available to make distributions to you. We cannot predict the amount of distributions you may receive and we may be unable to pay, maintain or increase distributions over time. Our inability to acquire additional properties or make real estate-related investments or operate profitably may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions on our Series B Redeemable Preferred Stock. Any reduction in our dividends may cause investors to seek alternative investments, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease, which may have a material adverse effect on our business, financial condition and results of operations. In addition, to the extent we make distributions to stockholders with sources other than cash flow from operations, the amount of cash that is available for investment in real estate assets will be reduced, which will in turn negatively impact our ability to achieve our investment objectives and limit our ability to make future distributions.

We will incur increased costs as a result of operating as a public company. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could result in sanctions or other penalties that would harm our business.

We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the New York Stock Exchange American (the “NYSE American”). Our financial results historically were included within the consolidated results of Bluerock Residential, and until the Distribution occurred, we were not directly subject to reporting and other requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act. We currently qualify as an “emerging growth company.” For so long as we remain an emerging growth company, we will be exempt from Section 404(b) of the Sarbanes-Oxley Act, which requires auditor attestation to the effectiveness of internal control over financial reporting. We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total gross annual revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the Distribution; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We cannot predict if investors will find our common stock less attractive because we may rely on the exemptions available to us as an emerging growth company. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We will, however, be immediately subject to Section 404(a) of the Sarbanes-Oxley Act, which will require, among other things, annual management assessments of the effectiveness of our internal control over financial reporting beginning in our second annual report filed after the Distribution. In addition, upon the expiration of our emerging growth company status, we will be broadly subject to enhanced reporting and other requirements under the Exchange Act and Sarbanes-Oxley Act, which will require, among other things, a report by our independent registered public accounting firm addressing such annual management assessments. These and other obligations will place significant demands on our management, administrative and operational resources, including accounting and information technology resources. To comply with these requirements, we anticipate that we will need to further upgrade our systems, including duplicating computer hardware infrastructure, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting, finance and information technology staff. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. If we are unable to do this in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business, prospects, financial condition and results of operations could be harmed.

INVESTMENT COMPANY RISKS

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business.

Neither we, nor our Operating Partnership, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through the Operating Partnership, which in turn is a holding company conducting its business through its subsidiaries. We expect that our Operating Partnership’s and subsidiaries’ investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the Investment Company Act. In order to maintain an exemption from regulation under the Investment Company Act, we intend to engage, through our Operating Partnership and our wholly and majority owned subsidiaries, primarily in the business of buying real estate, and qualifying real estate investments must be made within a year after cash is received by us. If we are unable to invest a significant portion of cash proceeds in properties within one year of receipt, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for distribution to stockholders and possibly lower your returns.

We expect that most of our assets will continue to be held through wholly owned or majority owned subsidiaries of our Operating Partnership. We expect that most of these subsidiaries will be outside the definition of an investment company under Section 3(a)(1) of the Investment Company Act as they are generally expected to hold at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. We believe that neither we nor the Operating Partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither we nor the Operating Partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the Operating Partnership’s wholly-owned or majority owned subsidiaries, we and the Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. We believe that we, our Operating Partnership and most of the subsidiaries of our Operating Partnership will not fall within this definition of investment company as we invest primarily in real property, through our wholly or majority owned subsidiaries, the majority of which we expect to have at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. Both we and our Operating Partnership intend to conduct our operations so that they comply with the 40% test. We will monitor our holdings to ensure continuing and ongoing compliance with this test.

In the event that the value of investment securities held by the subsidiaries of our Operating Partnership were to exceed 40%, we expect our subsidiaries to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires each of our subsidiaries relying on this exception to invest at least 55% of its portfolio in “mortgage and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets” and maintain at least 70% to 90% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio can consist of miscellaneous assets.

What we buy and sell is therefore limited to these criteria. How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action letters issued by the SEC staff in the past and other SEC interpretive guidance. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain joint venture investments may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

In the event that we, or our Operating Partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the real estate business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of such specified businesses from which at least 25% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, qualifying real estate assets owned by wholly owned or majority owned subsidiaries of our Operating Partnership.

In addition, we believe that the nature of our assets and the sources of our income exclude us from the definition of an investment company pursuant to Rule 3a-1 under the Investment Company Act. Rule 3a-1 provides an exclusion from registration as an investment company if an issuer meets both an asset and an income test and is not otherwise primarily engaged in an investment company business by, among other things, holding itself out to the public as such or by taking controlling interests in companies with a view to realizing profits through subsequent sales of these interests. Generally, an issuer satisfies the asset test of Rule 3a-1 if it has no more than 45% of the value of its total assets (exclusive of U.S. government securities and cash items) in the form of securities other than interests in majority owned subsidiaries and companies which it primarily controls. A company satisfies the income test of Rule 3a-1 if it has derived no more than 45% of its net income after taxes for its last four fiscal quarters combined from securities other than interests in majority owned subsidiaries and primarily controlled companies through which it engages primarily in a business other than investing in securities. We believe that as long as we control more than 25% of the voting power, which control is greater than any other person’s, of our Operating Partnership we may rely on Rule 3a-1.

To ensure that neither we, nor our Operating Partnership nor subsidiaries are required to register as an investment company, each entity may be unable to sell assets they would otherwise want to sell and may need to sell assets they would otherwise wish to retain. In addition, we, our Operating Partnership or our subsidiaries may be required to acquire additional income or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we, our Operating Partnership and our subsidiaries intend to monitor our respective portfolios periodically and prior to each acquisition or disposition, any of these entities may not be able to maintain an exclusion from registration as an investment company. If we, our Operating Partnership or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.

If we or the Operating Partnership are required to register as an investment company under the Investment Company Act, the additional expenses and operational limitations associated with such registration may reduce your investment return or impair our ability to conduct our business as planned.

If we become an investment company or are otherwise required to register as an investment company, we might be required to revise some of our current policies, or substantially restructure our business, to comply with the Investment Company Act. This would likely require us to incur the expense and delay of holding a stockholder meeting to vote on proposals for such changes. Further, if we were required to register as an investment company, but failed to do so, we would be prohibited from engaging in our business, criminal and civil actions could be brought against us, some of our contracts might be unenforceable, unless a court were to direct enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

ERISA RISKS

If you fail to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Code as a result of an investment in our Series B Redeemable Preferred Stock, you could be subject to criminal and civil penalties.

Special considerations apply to the purchase of stock by employee benefit plans subject to the fiduciary rules of title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, including pension or profit sharing plans and entities that hold assets of such plans, which we refer to as ERISA Plans, and plans and accounts that are not subject to ERISA, but are subject to the prohibited transaction rules of Section 4975 of the Code, including IRAs, Keogh Plans, and medical savings accounts. (Collectively, we refer to ERISA Plans and plans subject to Section 4975 of the Code as “Benefit Plans” or “Benefit Plan Investors”). If you are investing the assets of any Benefit Plan, you should consider whether:

•	your investment will be consistent with your fiduciary obligations under ERISA and the Code;

•	your investment will be made in accordance with the documents and instruments governing the Benefit Plan, including the Plan’s investment policy;

•	your investment will satisfy the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code;

•	your investment will impair the liquidity of the Benefit Plan;

•	your investment will produce “unrelated business taxable income” for the Benefit Plan;

•	you will be able to satisfy plan liquidity requirements as there may be only a limited market to sell or otherwise dispose of our Series B Redeemable Preferred Stock; and

•	your investment will constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties, and can subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. Benefit Plan Investors should consult with counsel before making an investment in shares of our Series B Redeemable Preferred Stock.

Plans that are not subject to ERISA or the prohibited transactions of the Code, such as government plans or church plans, may be subject to similar requirements under state law. The fiduciaries of such plans should satisfy themselves that the investment satisfies applicable law.

If our assets are deemed to be ERISA plan assets, the Manager and we may be exposed to liabilities under Title I of ERISA and the Internal Revenue Code.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entire entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because the shares should qualify as “publicly-offered securities” that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares so that we may maintain our qualification as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if the Manager or we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected. Prior to making an investment in us, you should consult with your legal and other advisors concerning the impact of ERISA and the Code on your investment and our performance.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this prospectus that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act; Section 27A of the Securities Act of 1933, as amended, or the Securities Act; and pursuant to the Private Securities Litigation Reform Act of 1995. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included in this prospectus are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in these forward-looking statements due to numerous factors.

Additional factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	the factors included in this prospectus, including those set forth under the heading “Risk Factors”;

•	our ability to invest the net proceeds of this offering in the manner set forth in this prospectus;

•	the competitive environment in which we operate;

•	changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, tariffs and global trade tensions, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of properties;

•	fluctuations and relative increases in interest rates, which could adversely affect our ability to obtain financing on favorable terms or at all;

•	the inability of tenants to pay rent;

•	the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates and safety record;

•	increased operating costs, including increased real property taxes, HOA fees, maintenance, insurance and utilities costs;

•	weather conditions that may increase or decrease energy costs and other weather-related expenses;

•	oversupply of rental housing or a reduction in demand for real estate in the markets in which our properties are located;

•	costs and time period required to convert acquisitions to rental properties;

•	a favorable interest rate environment that may result in a significant number of potential residents of our properties deciding to purchase homes instead of renting;

•	rules, regulations and/or policy initiatives by government and private actors, including HOAs, to discourage or deter the purchase of residential properties by entities owned or controlled by institutional investors;

•	our ability to lease newly acquired or newly constructed residential properties;

•	changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes;

•	rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs;

•	The board of directors’ determination as to timing and payment of dividends, and our ability to pay future distributions at the dividend rates set forth in this prospectus;

•	our ability to maintain our qualification as a REIT;

•	litigation, including costs associated with prosecuting or defending claims and any adverse outcomes;

•	possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by us or a subsidiary owned by us or acquired by us; and

•	the impact of epidemics, pandemics, or other outbreaks of illness, disease or virus (including the novel coronavirus (“COVID-19”) and its variants) and the actions taken by government authorities and other factors related thereto, including the ability of our company, our properties and our tenants to operate.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements speak only as of their respective dates and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this prospectus will be achieved.

ESTIMATED USE OF PROCEEDS

The following table sets forth our estimated use of proceeds from this offering, assuming that we sell the maximum of 14,000,000 shares of our Series B Redeemable Preferred Stock in this offering at the public offering price of  $25.00 per share for maximum gross offering proceeds of  $350 million. However, the number of shares of our Series B Redeemable Preferred Stock to be offered and other terms of the offering under this prospectus may vary from these assumptions.

Estimated Application of Offering Proceeds

	Maximum Offering
	Amount	Percent
Gross offering proceeds	$350,000,000	100.0%
Offering expenses:
Selling commissions(1)	$24,500,000	7.00%
Placement fee(1)	$10,500,000	3.00%
Other offering expenses(2)	$4,375,000	1.25%
Amount available for investment(3)	$310,625,000	88.75%
Cash down payment (equity)	$293,825,000	83.95%
Acquisition expenses	$13,300,000	3.80%
Working capital reserve	$3,500,000	1.00%
Proceeds invested	$310,625,000	88.75%
Offering expenses	$39,375,000	11.25%
Total application of proceeds	$350,000,000	100.00%

(1)	Assumes selling commissions equal to 7.0% of gross offering proceeds and a placement fee of 3.0% of gross offering proceeds in the offering under this prospectus. A portion of selling commissions and/or of the placement fee may be reallowed to participating broker-dealers. See the “Plan of Distribution” section of this prospectus for a description of these commissions and fees. We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers, including gifts. In no event shall such gifts exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target. The value of such items will be considered underwriting compensation in connection with the offering, and the corresponding payments of the placement fee will be reduced by the aggregate value of such items. The aggregate combined selling commissions, placement fee and such non-cash compensation for the offering will not exceed FINRA’s 10.0% cap. Our dealer manager will repay to the company any excess payments made to our dealer manager over FINRA’s 10.0% cap if the offering is abruptly terminated before reaching the maximum amount of offering proceeds.

(2)	Includes all expenses (other than selling commissions and the placement fee) to be paid by us or on our behalf in connection with the qualification and registration of this offering and the marketing and distribution of shares of our Series B Redeemable Preferred Stock, including, without limitation, expenses for printing and amending registration statements or supplementing prospectuses, mailing and distributing costs, all advertising and marketing expenses (including costs incurred for travel, meals and lodging for our employees to attend retail seminars hosted by broker-dealers or bona fide training or educational meetings hosted by us), charges of transfer agents, registrars and experts, and fees, expenses and taxes related to the filing, registration and qualification, as necessary, of the sale of shares of our Series B Redeemable Preferred Stock under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. We do not expect such offering expenses to exceed 1.25% of gross offering proceeds, though the amount of such expenses may exceed the expected amount, as long as said expenses would not cause the cumulative selling commissions, placement fee and issuer organization and offering expenses paid by us to exceed 15.0% of gross offering proceeds. All organization and offering expenses, including selling commissions and the placement fee, are not expected to exceed 11.25% of the aggregate gross proceeds of this offering, though the amount of such expenses may exceed the expected amount.

(3)	Although the net proceeds are expected to be used in connection with the acquisition of residential properties and other real estate-related investments and the payment of fees and expenses related thereto, the proceeds are available for our other capital needs, whether related to the repayment of debt or otherwise. For purposes of this table, however, we have assumed that we will use all the net proceeds for acquisitions of real property and other real estate-related investments and the payment of related fees and expenses. Until required in connection with the acquisition of real property, other real estate-related investments or other capital needs, we intend to invest the net proceeds of this offering in interest-bearing, short-term investment-grade securities, money-market accounts or other investments that will not adversely affect our ability to maintain our qualification as a REIT.

Assuming the maximum offering, we estimate that we will receive net proceeds from the sale of shares of Series B Redeemable Preferred Stock in the offering of approximately $310.63 million, after deducting estimated offering expenses, including selling commissions and the placement fee, payable by us of approximately $39.38 million.

We will contribute the net proceeds of this offering to our operating partnership in exchange for Series B Redeemable Preferred Units (as defined herein).

We intend to use the net proceeds of this offering for future acquisitions, investments in properties, and other general corporate and working capital purposes, which may include the funding of capital improvements at our properties.

We intend to use prudent amounts of leverage in connection with our operations. As of March 31, 2025, our total mortgage indebtedness was approximately $258.9 million, and we had $85.0 million outstanding under our revolving credit facilities. Once we reach sufficient scale, we generally expect our total indebtedness to be less than 75% of the fair market value of our real estate investments. However, we are not subject to any limitations on the amount of leverage we may use, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate. Further, during our ramp-up to scale, we expect that our leverage will fluctuate and for periods of time will exceed 75% of the fair market value of our real estate investments as appropriate. For purposes of calculating our leverage, we include our consolidated real estate investments, include our preferred equity and loan investments at cost, include assets we have classified as held for sale, and include any joint venture level indebtedness in our total indebtedness.

DISTRIBUTION POLICY

We intend to maintain our qualification as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains.

To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular distributions of all or substantially all of our REIT taxable income, determined without regard to dividends paid, to our stockholders out of assets legally available for such purposes. All future distributions will be determined at the sole discretion of our board of directors on a quarterly basis. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (i) the amount of cash generated from our operating activities, (ii) our expectations of future operating cash flows, (iii) our determination of near-term cash needs for acquisitions of new properties, development investments, general property capital improvements and debt repayments, (iv) our ability to continue to access additional sources of capital, (v) the requirements of Maryland law, (vi) the amount required to be distributed to maintain our qualification as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay and (vii) any limitations on our distributions contained in our credit or other agreements.

Class A Common Stock

Holders of shares of Class A common stock, $0.01 par value per share (the “Class A common stock”), and Class C common stock, $0.01 par value per share (the “Class C common stock”), will be entitled to receive cash dividends when, as and if authorized by our board of directors and declared by us. On March 11, 2025, we declared quarterly cash dividends of $0.125 per share, or $0.50 per share annually, for our Class A common stock and Class C common stock for each quarter of fiscal year 2025. The common stock dividends will be paid on a quarterly basis.

Series B Redeemable Preferred Stock

Subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to the Series B Redeemable Preferred Stock if any such class or series is authorized in the future, the holders of Series B Redeemable Preferred Stock are entitled to receive, when and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series B Redeemable Preferred Stock at an annual rate of 7.5% of the Stated Value of $25.00 per share (each, a “Series B Dividend”). We expect Series B Dividends will be authorized and declared on a quarterly basis, payable monthly on the 5th day of the month to holders of record as of the close of business on the 25th day of the prior month (or if such payment date or record date is not a business day, on the immediately preceding business day, with the same force and effect as if made on such date), unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. The initial Series B Dividend payable on each share of Series B Redeemable Preferred Stock will begin accruing on, and will be cumulative from, the date of original issuance of such share of Series B Redeemable Preferred Stock. Each subsequent Series B Dividend will begin accruing on, and will be cumulative from, the end of the most recent Series B Dividend period for which a Series B Dividend has been paid on each such share of Series B Redeemable Preferred Stock. A “Series B Dividend Period” will be the respective period commencing on and including the first day of each month and ending on and including the day preceding the first day of the next succeeding Series B Dividend Period (other than the initial Series B Dividend Period and the Series B Dividend Period during which any shares of Series B Redeemable Preferred Stock shall be redeemed or otherwise acquired by us). For the avoidance of doubt, any such Series B Dividend may vary among holders of Series B Redeemable Preferred Stock and may be prorated with respect to any shares of Series B Redeemable Preferred Stock that were outstanding less than the total number of days in the Series B Dividend Period immediately preceding the applicable dividend payment date, with the amount of any such prorated dividend being computed on the basis of the actual number of days in such dividend period during which such shares of Series B Redeemable Preferred Stock were outstanding.

The timing and amount of any dividends on the Series B Redeemable Preferred Stock will be determined by our board of directors, in its sole discretion, and may vary from time to time. All such dividends will accrue and be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series B Redeemable Preferred Stock will accrue whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized by our board of directors or declared by us. Accrued dividends on the Series B Redeemable Preferred Stock will not bear interest.

Series A Redeemable Preferred Redeemable Stock

Subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to the Series A Redeemable Preferred Stock if any such class or series is authorized in the future, the holders of Series A Redeemable Preferred Stock are entitled to receive, when and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series A Redeemable Preferred Stock at an annual rate of 6.0% of the Stated Value of $25.00 per share (each, a “Series A Regular Dividend”). In addition, for each month for which the board of directors authorizes a Series A Regular Dividend, holders of shares of the Series A Redeemable Preferred Stock will be entitled to receive an enhanced special dividend, which will be aggregated with the Series A Regular Dividend so as to effect a dividend rate of the average one month Term Secured Overnight Financing Rate (“SOFR”) plus 2.0%, subject to a 6.5% minimum and 8.5% maximum annual rate, calculated and paid monthly (each, a “Series A Enhanced Dividend,” and together with the Series A Regular Dividend, a “Series A Cash Dividend”). We expect Series A Cash Dividends will be authorized and declared on a quarterly basis, payable monthly on the 5th day of the month to holders of record as of the close of business on the 25th day of the prior month (or if such payment date or record date is not a business day, on the immediately preceding business day, with the same force and effect as if made on such date), unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. The initial Series A Cash Dividend payable on each share of Series A Redeemable Preferred Stock will begin accruing on, and will be cumulative from, the date of original issuance of such share of Series A Redeemable Preferred Stock. Each subsequent Series A Cash Dividend will begin accruing on, and will be cumulative from, the end of the most recent Series A Cash Dividend period for which a Series A Cash Dividend has been paid on each such share of Series A Redeemable Preferred Stock. A “Series A Cash Dividend Period” will be the respective period commencing on and including the first day of each month and ending on and including the day preceding the first day of the next succeeding Series A Cash Dividend Period (other than the initial Series A Cash Dividend Period and the Series A Cash Dividend Period during which any shares of Series A Redeemable Preferred Stock shall be redeemed or otherwise acquired by us). For the avoidance of doubt, any such Series A Cash Dividend may vary among holders of Series A Redeemable Preferred Stock and may be prorated with respect to any shares of Series A Redeemable Preferred Stock that were outstanding less than the total number of days in the Series A Cash Dividend Period immediately preceding the applicable dividend payment date, with the amount of any such prorated dividend being computed on the basis of the actual number of days in such dividend period during which such shares of Series A Redeemable Preferred Stock were outstanding.

The timing and amount of any dividends on the Series A Redeemable Preferred Stock will be determined by our board of directors, in its sole discretion, and may vary from time to time. All such dividends will accrue and be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series A Redeemable Preferred Stock will accrue whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized by our board of directors or declared by us. Accrued dividends on the Series A Redeemable Preferred Stock will not bear interest.

We cannot assure you that we will generate sufficient cash flows to make distributions to our stockholders or that we will be able to sustain those distributions. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, offering proceeds, proceeds from our DST Program, borrowing funds, selling assets, making a taxable distribution of our equity or debt securities, or reducing such distributions. In addition, while we have no intention to do so, prior to the time we have fully invested the net proceeds of this offering, we may fund our distributions out of the net proceeds of this offering, which could adversely impact our results of operations. Our distribution policy enables us to review the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties and other investments, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the accompanying financial statements, and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Bluerock Homes Trust, Inc., a Maryland corporation, and, as required by context, Bluerock Residential Holdings, L.P., a Delaware limited partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. We refer to Bluerock Real Estate, L.L.C., a Delaware limited liability company, together with its affiliates, as “Bluerock,” and we refer to our external manager, Bluerock Homes Manager, LLC, a Delaware limited liability company organized in 2022, as our “Manager.” Both Bluerock and our Manager are affiliated with us. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please refer to the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” herein for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We were incorporated as a Maryland corporation on December 16, 2021. We own and operate a portfolio of institutional residential properties including single-family homes, build-to-rent communities, and other residential communities located in attractive markets with a focus on the knowledge-economy and high quality of life (“Knowledge/Quality”) growth markets of the Sunbelt and Western United States. Our principal objective is to generate attractive risk-adjusted returns on investments where we believe we can drive growth in funds from operations and net asset value by acquiring residential units, developing residential communities, and through Value-Add renovations. Our Value-Add strategy focuses on repositioning lower-quality, less current assets to drive rent growth and expand margins to increase net operating income and maximize our return on investment.

We have no employees and are supported by a related-party service agreement with the Manager (the “Management Agreement”). We are externally managed by the Manager, which manages our day-to-day operations under the Management Agreement. The current term of the Management Agreement expires October 6, 2025 and will be automatically renewed for a one-year term each year on October 6, unless previously terminated in accordance with the terms of the Management Agreement. The Manager is responsible for managing our affairs on a day-to-day basis and for identifying and making real estate investments on our behalf. Substantially all our business is conducted through our Operating Partnership, of which we are the sole general partner.

As of March 31, 2025, we held twenty-three real estate investments, consisting of fourteen consolidated investments and nine preferred equity and loan investments. The twenty-three investments represent an aggregate of 5,048 residential units, comprised of 3,414 consolidated units, of which 170 units are under development, and 1,634 units through preferred equity and loan investments, which includes planned units and those under development. As of March 31, 2025, our consolidated operating investments were approximately 91.9% occupied; excluding units classified as held for sale and down/renovation units, our consolidated operating investments were approximately 94.1% occupied.

We have elected to be treated, and currently qualify, as a real estate investment trust (“REIT”) for federal income tax purposes. As a REIT, we generally are not subject to corporate-level income taxes. To maintain our REIT status, we are required, among other requirements, to distribute annually at least 90% of our “REIT taxable income,” as defined by the Code, to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate tax rates and we would not be permitted to qualify as a REIT for four years following the year in which we lost our qualification. Such an event could materially and adversely affect our net income and results of operations. We intend to continue to organize and operate in such a manner as to remain qualified as a REIT.

Industry Segments

We own and operate residential real estate assets that generate rental and other property-related income through the leasing of residential units to a diverse base of tenants. We view our residential real estate assets as two reportable segments, consisting of (i) scattered single-family homes, and (ii) residential communities. Our Chief Operating Decision Makers, which are our Chief Executive Officer, Chief Investment Officer and Chief Financial Officer, do not distinguish or group operations on a geographic, tenant or other basis when assessing the financial performance of our portfolio of properties/investments.

Scattered single-family homes segment includes the acquisition, ownership, management, and renovation of scattered single-family homes, which are, generally, detached homes with no onsite property management.

Residential communities segment includes the acquisition, ownership, management, renovation, construction, and development of residential communities, which include both detached single-family home communities and attached unit communities such as apartments, townhouses, and duplexes. Each residential community is, generally, located on a single, contiguous land parcel and has amenities including clubhouses, gyms, pools and common areas. In addition, these residential communities typically have onsite property management.

Inflation and Related Economic Volatility

While inflationary pressures have shown signs of moderation, we continue to monitor increases in inflation and rising interest rates and resulting economic changes in credit and capital markets. Inflation and its related impacts, including increased prices for services and goods and higher interest rates and wages, and any policy interventions by the U.S. government, could negatively impact our residents’ ability to pay rents and our results of operations. Substantially all our leases are for a term of one year or less, which we believe mitigates our exposure to inflation, by permitting us to set rents commensurate with inflation (subject to rent regulations to the extent they apply and assuming our current or prospective residents will accept and can pay commensurate increased rents, of which there can be no assurance). Inflation could outpace any increases in rent and adversely affect us. We may not be able to mitigate the effects of inflation and related impacts, and the duration and extent of any prolonged periods of inflation, and any such related adverse effects on our results of operations and financial condition are unknown at this time. Inflation may also cause increased volatility in financial markets, which could affect our ability to access the capital markets or impact the cost or timing at which we are able to do so. Inflation may also increase the costs to complete our development projects, including costs of materials, labor and services from third-party contractors and suppliers. Higher construction costs could adversely impact our investments in real estate assets and our expected yields on development projects.

Additionally, developments in the banking industry in early 2023 caused uncertainty and concern regarding the strength of the banking system. As a result, the cost of obtaining debt from credit and capital markets increased as many lenders increased interest rates, enacted tighter lending standards, and reduced and, in some cases, ceased to provide funding to borrowers. Although our banking relationships are primarily with large national banks, a significant disruption to the banking system could lead to market-wide liquidity problems which could adversely affect our access to capital and our cost of capital. If we need to incur debt from a source other than our revolving credit facilities, we cannot be certain the additional financing will be available to the extent required and on acceptable terms. If debt financing on acceptable terms is not available, we may be unable to fully execute our growth strategy, otherwise take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our results of operations and financial condition.

Other weakened economic conditions, including job losses, high unemployment levels, stock market volatility, and uncertainty about the future, could adversely affect rental rates and occupancy levels. In addition, any tariffs imposed by the current administration or other countries may cause further inflationary pressures in the economy, uncertainty and volatility of debt and equity markets, and a slowdown in the U.S. and global economies. The announced tariffs are likely to increase construction costs and further reduce already constrained new supply starts, which could adversely impact the timing of actual completion and/or stabilization of our build - to - rent communities, including potential delays due to supply shortages and labor shortages. Any of these factors could depress economic activity and have a material adverse effect on our business, financial condition, cash flows, and our results of operations.

Other Significant Developments

Investment Activity Summary

Provided below is a summary of our investment activity during the three months ended March 31, 2025.

Sale of Consolidated Operating Units

We closed on the following sales: seven units in the ILE portfolio, four units in the Indy-Springfield portfolio, ten units in the Peak JV 2 portfolio, and eighteen units in the Peak JV 3 portfolio, pursuant to the terms and conditions of multiple separate purchase and sale agreements. The thirty-nine units were sold for an aggregate of approximately $6.9 million, subject to certain closing costs, prorations and adjustments typical in such real estate transactions. After deducting the paydown of existing mortgage indebtedness encumbering six units in the ILE portfolio of $1.2 million, the sales of the thirty-nine units generated net proceeds of approximately $5.1 million and a gain on sales of approximately $0.8 million.

Loan Investment Activity

Our loan investment in Wayford at Pringle was paid off in full in the aggregate amount of $23.0 million, which included principal investment of $22.3 million and accrued interest of $0.7 million.

Preferred Equity Investment Summary

Our preferred equity investment activity was as follows: (i) we increased our original capital commitment for preferred equity interests in Wayford at Innovation Park by $2.0 million, increasing our total investment to $15.4 million, and (ii) as of March 31, 2025, we had funded $11.8 million of our $26.9 million aggregate commitment to fund capital for preferred equity interests in Canvas at Wildwood, Indigo Cove and River Ford.

Held for Sale

At March 31, 2025, we classified an aggregate of 138 units as held for sale in our consolidated balance sheets, and for the three months ended March 31, 2025, we recorded an impairment of $0.1 million related to held for sale units which is included in gain on sale and impairment of real estate investments, net in our consolidated statements of operations and comprehensive income. The 138 units classified as held for sale are all reported in our scattered single-family homes segment and are included in the following portfolios: 11 units of ILE, 33 units of Indy-Springfield, 22 units of Peak JV 2, and all 72 units of Peak JV 3. These units were identified based on submarket analysis and individual unit-level operational review. Real estate assets classified as held for sale are reported at the lower of their carrying value or estimated fair value less costs to sell and are presented separately within operating real estate held for sale, net on our consolidated balance sheets.

Series A Redeemable Preferred Stock

During the three months ended March 31, 2025, we issued 651,768 shares of 6.0% Series A Redeemable Preferred Stock at $25.00 per share (the “Stated Value”) under a continuous registered offering with net proceeds of approximately $14.1 million after (i) commissions, dealer manager fees and sales discounts, and (ii) costs related to establishing the offering of Series A Redeemable Preferred Stock. As of March 31, 2025, we had issued a total of 5,285,053 shares of Series A Redeemable Preferred Stock with total net proceeds of approximately $115.2 million after commissions, dealer manager fees, sales discounts and offering costs. Additionally, as of March 31, 2025, we, at the request of holders, had redeemed 6,560 shares of Series A Redeemable Preferred Stock through the issuance of 9,103 shares of Class A common stock.

Series A Redeemable Preferred Stock Redemption Safeguard Policy

On February 6, 2025, we implemented a new Series A Redeemable Preferred Stock Redemption Safeguard Policy (the “Safeguard Policy”) with respect to our Series A Redeemable Preferred Stock. The Safeguard Policy is applicable in the event of any redemption of shares of Series A Redeemable Preferred Stock in shares of our Class A common stock rather than in cash (each, a “Series A Preferred Redemption in Common Stock”). The Safeguard Policy provides that if, within 10 business days of any such Series A Preferred Redemption in Common Stock, any such shares of Class A common stock are sold at a loss (i.e., a lower price than the Aggregate Redemption Value), the holder can apply to us for a cash payment to the holder in an amount equal to the difference between (i) the Aggregate Redemption Value of the Class A common stock so issued, and (ii) the Aggregate Sale Price at which such shares of Class A common stock were sold, subject to certain conditions and requirements as set forth in the Safeguard Policy. The Safeguard Policy applies both retroactively, and on a go-forward basis, to holders of our Series A Redeemable Preferred Stock.

Stockholders’ Equity

Our total stockholders’ equity decreased $2.0 million from $139.1 million as of December 31, 2024 to $137.1 million as of March 31, 2025. The decrease in our total stockholders’ equity is primarily attributable to dividends declared of $2.5 million and preferred stock accretion of $0.5 million, partially offset by comprehensive income of $0.5 million and a net adjustment of $0.4 million for noncontrolling interests.

Industry Outlook

The residential rental industry has historically been more resilient to economic cycles than other commercial real estate sectors and is currently benefiting from significant industry tailwinds that began during the pandemic. We believe industry dynamics present a compelling investment opportunity for us, including:

•	Renting currently represents a significant cost saving to homeownership, and the recent increases in both housing prices and mortgage rates have exacerbated the difference. This is expected to continue into the future and will force the millennial generation to rent for longer as they enter their household formation years.

•	Demand fundamentals are strong and strengthening further, particularly from rental-biased and debt-burdened millennials now reaching peak homeownership age. We believe that a continued upswing in propensity to rent, coupled with the limited and descending supply of housing options, signals significant opportunity in the residential rental industry.

•	Residential rental production has been below historical levels since the end of the Great Financial Crisis. This, coupled with lack of new housing supply and a significant decrease in apartment construction following 2024, is expected to create an ideal environment for the residential rental industry, providing landlords with significant pricing power due to a strong imbalance of supply and demand.

Results of Operations

The following is a summary of our consolidated real estate investments as of March 31, 2025:

Operating Investment Name	Market / Location	Number of Units (1)	Average Year Built	Ownership Interest	Average Rent (2)	Occupancy – All Units (3)	Occupancy – Excluding Held for Sale/Reno Units (4)
Scattered Single-Family Homes
Ballast	AZ / CO / WA	84	1998	95%	$2,086	98.8%	98.8%
Golden Pacific	IN / KS / MO	169	1977	97%	1,790	95.3%	96.4%
ILE	TX / SE US	471	1991	95%	1,866	91.3%	93.9%
Indy-Springfield	IN / MO	319	1999	100%	1,352	93.1%	96.5%
Peak JV 2	Various / TX	563	1981	80%	1,334	88.3%	91.3%
Peak JV 3	Dallas-Fort Worth, TX	72	1959	56%	1,306	58.3%	—
Savannah-84	Savannah, GA	84	2022	100%	1,832	98.8%	98.8%
Total Scattered Single-Family Homes / Average		1,762			$1,590	90.4%	94.3%

Residential Communities
Allure at Southpark	Charlotte, NC	350	2014	98%	$1,727	92.0%	92.0%
Amira at Westly	Tampa, FL	408	1999/2023	51%	1,927	92.6%	92.9%
Avenue at Timberlin Park	Jacksonville, FL	200	2001	100%	1,600	92.5%	93.0%
Villas at Huffmeister	Houston, TX	294	2007	95%	1,567	95.6%	95.9%
Wayford at Concord	Concord, NC	150	2019	83%	2,148	95.3%	96.0%
Yauger Park Villas	Olympia, WA	80	2010	95%	2,449	98.8%	98.8%
Total Residential Communities Units / Average		1,482			$1,816	93.7%	93.9%
Total Operating Units / Average		3,244			$1,695	91.9%	94.1%

Development Investment Name
Residential Communities
Abode Wendell Fall (5)	Wendell, NC	170	—	100%	—	—	—
Total Development Units		170
Total Units		3,414

(1)	Total operating units includes an aggregate of 138 units classified as held for sale, with such units included in the following portfolios: 11 units of ILE, 33 units of Indy-Springfield, 22 units of Peak JV 2, and all 72 units of Peak JV 3.
(2)	Represents the average of the ending average effective rent per occupied unit as of the last day of each month in the three months ended March 31, 2025.
(3)	Percent occupied is calculated as (i) the number of units occupied as of March31, 2025 divided by (ii) total number of units, expressed as a percentage.
(4)	Percent occupied is calculated as (i) the number of units occupied as of March 31, 2025 divided by (ii) total number of units, expressed as a percentage, and excludes 138 units classified as held for sale and an aggregate of 8 down/renovation units.
(5)	Abode Wendell Falls is a build-to-rent development project that commenced construction in 2024.

The following is a summary of our consolidated operational results by reportable segment for the three months ended March 31, 2025 and 2024 ($ in thousands, except average rental rates):

	Three Months Ended March 31,
	2025	2024	Variance
Rental and other property revenues
Scattered single-family homes	$7,801	$8,186	(4.7)%
Residential communities	8,109	2,572	215.3%
Total rental and other property revenues	$15,910	$10,758	47.9%

Property operating expenses
Scattered single-family homes	$4,150	$4,118	0.8%
Residential communities	3,502	887	294.8%
Total property operating expenses	$7,652	$5,005	52.9%

Net operating income
Scattered single-family homes	$3,651	$4,068	(10.3)%
Residential communities	4,607	1,685	173.4%
Total net operating income	$8,258	$5,753	43.5%

Scattered single-family homes	89.9%	91.5%	(160)	bps
Residential communities	94.2%	96.3%	(210)	bps
Average occupancy percentage (1)(2)	91.8%	92.5%	(70)	bps

Scattered single-family homes	$1,590	$1,528	4.1%
Residential communities	1,816	1,852	(1.9)%
Average rental rate (2)(3)	$1,695	$1,600	5.9%

(1)	Represents the average of the ending occupancy as of the last day of each month in the period presented for all units in our consolidated portfolio.

(2)	The amount presented for 2024 includes Navigator Villas which was sold in August 2024.

(3)	Represents the average of the ending average effective rent per occupied unit as of the last day of each month in the period presented.

The following is a summary of our preferred equity and loan investments as of March 31, 2025:

Lease-up Investment Name	Location / Market	Actual / Planned Number of Units	Total Actual / Estimated Construction Cost (in millions)	Cost to Date (in millions)	Actual / Estimated Construction Cost Per Unit	Actual / Estimated Initial Occupancy	Actual / Estimated Construction Completion	% Occupied	Estimated Average Rent (1)
Willow Park	Willow Park, TX	58	$17.1	$17.1	$294,828	2Q 2022	3Q 2023	87.9%	$2,362
The Cottages at Myrtle Beach	Myrtle Beach, SC	294	63.2	63.2	214,966	2Q 2023	4Q 2023	71.8%	1,743
Chandler (2)	Chandler, AZ	208	48.2	48.2	231,731	2Q 2024	3Q 2024	72.6%	1,920
Wayford at Innovation Park	Charlotte, NC	210	64.0	60.2	304,762	3Q 2023	2Q 2025	79.1%	1,994
Total Lease-up Units		1,158

Development Investment Name (3)
Indigo Cove	Bluffton, SC	82	30.2	9.2	368,293	4Q 2025	3Q 2026	—	3,095
River Ford	Brunswick, GA	170	51.6	11.5	303,529	4Q 2025	1Q 2027	—	2,004
Canvas at Wildwood	Wildwood, FL	224	60.3	9.7	269,196	4Q 2026	4Q 2027	—	1,937
Total Development Units		476

Operating Investment Name (4)
The Cottage of Port St. Lucie	Port St. Lucie, FL	286						92.7%	2,133
Wayford at Pringle	Charlotte, NC	102						97.1%	2,453
Total Operating Units		388
Total Units/Average		1,634							$2,055

(1)	Represents the average pro forma effective monthly rent per occupied unit for all expected occupied units during the first full quarter of stabilization.
(2)	Chandler commenced lease-up in June 2024.
(3)	None of the development investments had commenced lease-up as of March 31, 2025.
(4)	Operating investments represent stabilized operating properties.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024

Revenue

Rental and other property revenues increased $5.1 million, or 48%, to $15.9 million for the three months ended March 31, 2025 as compared to $10.8 million for the same prior year period. The increase was primarily due to: (i) the acquisition of 294 units at Villas at Huffmeister during the first quarter 2024, 200 units at Avenue at Timberlin Park during the third quarter 2024, 408 units at Amira at Westly and 350 units at Allure at Southpark during the fourth quarter 2024, and (ii) rental rate improvement from our active management and organic market rent growth. The increase was partially offset by the sale of 176 units at Navigator Villas and 137 single-family units in our portfolio since January 1, 2024. Our average rent per occupied unit increased $95, or 5.9%, to $1,695 as compared to $1,600 during the prior year period. Average occupancy decreased 70 basis points from 92.5% to 91.8% on a year over year basis.

Interest income from loan investments amounted to $0.5 million for the three months ended March 31, 2025 as compared to $0.4 million for the same prior year period due to (i) an increase in the outstanding balance of one loan investment, which was fully paid off in the first quarter 2025 and (ii) an increase in the return on a second loan investment. These increases in interest income were partially offset by the full payoff of a third loan investment in the third quarter of 2024.

Expenses

Property operating expenses increased $2.7 million, or 53%, to $7.7 million for the three months ended March 31, 2025 as compared to $5.0 million for the same prior year period. The increase was primarily due to: (i) the acquisition of 294 units at Villas at Huffmeister during the first quarter 2024, 200 units at Avenue at Timberlin Park during the third quarter 2024, 408 units at Amira at Westly and 350 units at Allure at Southpark during the fourth quarter 2024, and (ii) an increase in turnover expense subsequent to initial renovation completed on units in previous years. The increase was partially offset by the sale of 176 units at Navigator Villas and 137 single-family units since January 1, 2024.

Property management and asset management fee expenses were $1.3 million for the three months ended March 31, 2025 as compared to $1.1 million in the same prior year period. Property management fees are based on a stated percentage of property revenues and asset management fees are based on a stated percentage of capital contributions or assets under management, where applicable.

General and administrative expenses amounted to $3.1 million for the three months ended March 31, 2025 as compared to $2.9 million for the same prior year period. Of the $3.1 million total expense in the first quarter 2025, $2.1 million related to direct costs incurred by us, while the remaining $1.0 million related to the operating expense reimbursement to our Manager, which includes rent, utilities, and IT expenses.

Management fees to related party amounted to $2.5 million for the three months ended March 31, 2025 as compared to $2.1 million for the same prior year period. The increase was due to an increase in equity primarily from our continuous registered offering of Series A Redeemable Preferred Stock. For the first quarter of 2025, we will pay $0.2 million of the base management fee in C-LTIP Units with the remainder in cash. Prior to the fourth quarter 2024, we paid the base management fee to the Manager as one half (50%) in C-LTIP Units and the remainder in cash.

Acquisition and other transaction costs amounted to $0.1 million for the three months ended March 31, 2025 and were minimal for the same prior year period. Acquisition costs can vary greatly, and the costs incurred in any given period may be significantly different in future periods.

Depreciation and amortization expenses were $7.5 million for the three months ended March 31, 2025 as compared to $4.0 million for the same prior year period, with the increase primarily due to the acquisition of Villas at Huffmeister during the first quarter 2024, Avenue at Timberlin Park during the third quarter 2024, and Amira at Westly and Allure at Southpark during the fourth quarter 2024. The increase was partially offset by the sale of Navigator Villas and single-family units in our portfolio since January 1, 2024.

Other Income and Expense

Other income and expense amounted to expense of $1.3 million for the three months ended March 31, 2025 as compared to income of $0.7 million for the same prior year period. This was primarily due to a $2.7 million increase in interest expense primarily attributable to an increase in the outstanding debt to $343.9 million at March 31, 2025 as compared to $228.7 million at March 31, 2024 and a decrease in the fair value of the interest rate caps and swaps, which was partially offset by a $0.5 million increase in gain on sale of real estate investments.

Income Tax Expense

Income tax expense amounted to income of $0.3 million for the three months ended March 31, 2025 as compared to zero for the same prior year period. The 2025 expense primarily relates to Amira at Westly and two preferred equity investments.

Net Operating Income

We believe that net operating income (“NOI”) is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization and interest. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. NOI also is a computation made by analysts and investors to measure a real estate company’s operating performance.

We believe that this measure provides an operating perspective not immediately apparent from operating income or net income prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). NOI allows us to evaluate the operating performance of our properties because it measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses.

However, NOI should only be used as a supplemental measure of our financial performance. The following table reflects net loss attributable to common stockholders together with a reconciliation to NOI, as computed in accordance with GAAP for the periods presented (amounts in thousands):

	Three Months Ended
	March 31,
	2025	2024
Net loss attributable to common stockholders	$(2,529)	$(1,020)
Add back: Net loss attributable to Operating Partnership Units	(5,661)	(2,169)
Net loss attributable to common stockholders and unit holders	(8,190)	(3,189)
Net loss attributable to partially owned properties’ noncontrolling interests	(1,673)	(234)
Real estate depreciation and amortization	7,476	3,970
Non-real estate depreciation and amortization	16	41
Non-cash interest expense	758	251
Unrealized loss on derivatives	778	715
(Recovery of) provision for credit losses	(102)	95
Property management and asset management fees	1,325	1,132
Management fees to related party	2,540	2,071
Acquisition and other transaction costs	76	4
Corporate operating expenses	3,057	2,865
Loss on extinguishment of debt costs	4	—
Interest income	(1,104)	(1,195)
Preferred dividends	2,010	253
Preferred stock accretion	523	—
Other expense (income), net	59	(240)
Income tax expense	346	—
Income from preferred equity investments	(3,110)	(2,741)
Interest income from loan investments	(503)	(418)
Gain on sale and impairment of real estate investments, net	(703)	(173)
Total property income	3,583	3,207
Add back: Interest expense	4,675	2,546
Net operating income	$8,258	$5,753

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, both short- and long-term. Our primary short-term liquidity requirements historically have related to (i) our operating expenses and other general business needs, (ii) investment in real estate, (iii) distributions to stockholders, (iv) committed investments and capital requirements to fund development and renovations at existing properties, and (v) ongoing commitments to repay borrowings, including our maturing debt, the Amended DB Credit Facility and KeyBank Credit Facility.

Our ability to access capital on favorable terms as well as to use cash from operations to continue to meet our short-term liquidity needs could be affected by various risks and uncertainties, including the risks detailed in Part I, Item 1A titled “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2024 as filed with the SEC on March 20, 2025. While consolidated occupancy excluding units classified as held for sale and down/renovation units remains strong at 94.1% as of March 31, 2025, in future periods we may experience reduced levels of tenant retention, and reduced foot traffic and lease applications from prospective tenants.

In addition, in October 2024, we launched a program to sponsor and raise capital through private placement offerings of Delaware statutory trusts (each, a “DST”) holding residential properties (collectively, the “DST Program”). We expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions and create future pipeline acquisition opportunities. In conjunction with the DST Program, our Operating Partnership has issued certain non-interest bearing demand notes in relation to its role as the master tenant (the “Master Tenant”) under certain master leases (the “Master Leases”) related to the DST Program (the “Demand Notes”), which could be called upon if the net operating cash flow is insufficient to pay the rent required under the Master Leases (subject to limited deferral rights) or satisfy its other obligations under the Master Leases. As compensation for the Operating Partnership’s obligations under the Master Leases, we will share in the rent paid by the tenants of the underlying properties in accordance with the waterfall set forth in the applicable Master Lease. As of March 31, 2025, we had one offering in our DST Program and had raised net offering proceeds of $29.2 million, issued a demand note of $0.7 million, and had $102.8 million in total net real estate investments associated with the DST Program.

In conjunction with sponsoring of the DST Program, our Operating Partnership is granted an option to acquire DST Interests from the DST Program’s beneficial owners at a later date for an aggregate value equal to such beneficial owner’s pro rata share of the appraised value of the properties, as determined by an independent appraisal firm, less any indebtedness encumbering such beneficial owner’s DST Interest or the beneficial owner’s pro rata share of any indebtedness encumbering the properties, which will be assumed or paid off by our Operating Partnership.

In general, we believe our available cash balances, cash flows from operations, proceeds from the offering of our Series A Redeemable Preferred Stock, proceeds from the KeyBank Credit Facility (as hereinafter defined, the “revolving credit facility”), proceeds from our DST Program, proceeds from future mortgage debt financings for acquisitions and/or development projects, and other financing arrangements will be sufficient to fund our liquidity requirements with respect to our existing portfolio for the next 12 months. In general, we expect that our results related to our existing portfolio will improve in future periods as a result of anticipated future investments in and acquisitions of residential properties and build-to-rent communities.

We believe we will be able to meet our primary liquidity requirements going forward through, among other sources:

•	$134.7 million in cash available at March 31, 2025;
•	capacity of $50 million, all of which was available on the KeyBank Credit Facility at March 31, 2025 for use in our DST Program;
•	proceeds from future mortgage debt financings for acquisition and/or development projects;
•	cash generated from operating activities; and
•	proceeds from the offering of our Series A Redeemable Preferred Stock and potential offerings of common and preferred stock, as well as issuances of units of limited partnership interest in our Operating Partnership (“OP Units”).

The following table summarizes our contractual obligations as of March 31, 2025 related to our mortgage notes secured by our properties and the Amended DB Credit Facility. At March 31, 2025, the KeyBank Credit Facility had no outstanding balance. At March 31, 2025, our estimated future required payments on these obligations were as follows (amounts in thousands):

	Total	2025	2026-2027	2028-2029	Thereafter
Mortgages Payable (Principal)	$258,907	$1,417	$59,522	$86,152	$111,816
Amended DB Credit Facility	85,000	85,000	—	—	—
Estimated Interest Payments on Mortgages Payable and the Amended DB Credit Facility	67,943	10,393	24,845	18,846	13,859
Total	$411,850	$96,810	$84,367	$104,998	$125,675

Estimated interest payments are based on the stated rates for mortgage notes payable assuming the interest rate in effect for the most recent quarter remains in effect through the respective maturity dates.

At March 31, 2025, we had contractual commitments to fund future cash obligations in certain of our preferred equity investments and our loan investment in the aggregate of $15.1 million and zero, respectively. In addition, we made a commitment to fund the total estimated project costs of $56.9 million for the development of Abode Wendell Falls, a 170-unit build-to-rent development project in Wendell, North Carolina. At March 31, 2025, the remaining estimated project costs to complete Abode Wendell Falls was $47.5 million.

As equity capital market conditions permit, we may supplement our capital for short-term liquidity needs with proceeds of potential offerings of our common and preferred stock, as well as the issuance of OP Units. Given the significant volatility in the trading price of REIT equities and our otherwise stable financial condition and liquidity position, we cannot provide assurances that these offerings are a likely source of capital to meet short-term liquidity needs.

On February 13, 2024, our board of directors (the “Board”) authorized a stock repurchase plan for the repurchase of up to an aggregate of $5 million of our outstanding shares of Class A common stock. The repurchase plan had a term of one year and ended in February 2025. We made no repurchases of our Class A common stock under the plan.

On February 28, 2025, our Board authorized a new stock repurchase plan for the repurchase, from time to time, of up to an aggregate of $5 million of our outstanding shares of Class A common stock, with such repurchases to be conducted in accordance with the requirements of Rule 10b-18 of the Securities Exchange Act of 1934 (the “Exchange Act”) and subject to Rule 10b-5 of the Exchange Act. The repurchase plan has a term of one year and may be discontinued at any time. The extent to which we repurchase shares of our Class A common stock under the repurchase plan, and the timing of any such repurchases, depends on a variety of factors including general business and market conditions and other corporate considerations. We expect that any repurchases of our Class A common stock will be through open market transactions, subject to market conditions, certain price limitations and other conditions established under the plan. Open market repurchases will be structured to occur in conformity with the method, timing, price and volume requirements of Rule 10b-18 of the Exchange Act. As of March 31, 2025, we had not made any repurchases of our Class A common stock.

Our primary long-term liquidity requirements relate to (i) costs for additional residential investments, including development properties, (ii) repayment of long-term debt and our revolving credit facility, (iii) capital expenditures, (iv) cash redemption requirements related to our Series A Redeemable Preferred Stock, (v) cash requirements related to our Series A Redeemable Preferred Stock Safeguard Policy, and (vi) Class A common stock repurchases under our stock repurchase plan.

We intend to finance our long-term liquidity requirements with net proceeds of additional issuances of common and preferred stock, including issuances in connection with the continuous registered offering of our Series A Redeemable Preferred Stock, our revolving credit facility, as well as future acquisition or project-based borrowings. Our success in meeting these requirements will therefore depend upon our ability to access capital. Further, our ability to access equity capital is dependent upon, among other things, general market conditions for REITs and the capital markets generally, market perceptions about us and our asset class, and current trading prices of our securities.

As we did in the three months ended March 31, 2025, we may also selectively sell consolidated operating assets at appropriate times, which would be expected to generate cash sources for both our short-term and long-term liquidity needs.

We may also meet our long-term liquidity needs through borrowings from a number of sources, either at the corporate or project level. We believe our revolving credit facility will serve as our primary debt source that will continue to enable us to deploy our capital more efficiently and provide capital structure flexibility as we grow our asset base. In addition to restrictive covenants, our revolving credit facility contains material financial covenants. At March 31, 2025, we were in compliance with all covenants under our credit facility. We will continue to monitor the debt markets, including Fannie Mae and Freddie Mac, and as market conditions permit, access borrowings that are advantageous to us.

If we are unable to obtain financing on favorable terms or at all, we would likely need to curtail our investment activities, including acquisitions and improvements to and developments of real properties, which could limit our growth prospects. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise capital by issuing more securities or borrowing more money. We also may be forced to dispose of assets at inopportune times to maintain REIT qualification and Investment Company Act exemption.

We expect to maintain a distribution on our Series A Redeemable Preferred Stock in accordance with the terms which require monthly dividends. While our distributions through March 31, 2025 have been paid from cash flow from operations and in accordance with our policy, distributions in the future may be paid from cash flow from operations, proceeds from the offering of our Series A Redeemable Preferred Stock, the sales of assets and additional sources, such as from borrowings.

We have notes receivable in conjunction with properties that are in lease-up. To date, these investments have been structured as senior loans, and in the future, we may also provide mezzanine financing to these types of projects. The notes receivable provide a current stated return and require repayment based on a fixed maturity date. If the property does not repay the notes receivable upon maturity, our income, FFO, CFFO and cash flows could be reduced below the stated returns currently being recognized if the property does not produce sufficient cash flow to pay its operating expenses and debt service, or to refinance its debt obligations.

We also have preferred equity interests in properties that are in various stages of development and in lease-up, and our preferred equity investments are structured to provide a current and/or accrued preferred return during all phases. Each joint venture in which we own a preferred equity interest is required to redeem our preferred equity interests, plus any accrued preferred return, based on a fixed maturity date, generally in relation to the property’s construction loan or mortgage loan maturity. Upon redemption of the preferred equity interests, our income, FFO, CFFO and cash flows could be reduced below the preferred returns currently being recognized. Alternatively, if the joint ventures do not redeem our preferred membership interest when required, our income, FFO, CFFO and cash flows could be reduced if the development project does not produce sufficient cash flow to pay its operating expenses, debt service and preferred return obligations. As we evaluate our capital position and capital allocation strategy, we may consider alternative means of financing our development loan and preferred equity investment activities at the subsidiary level.

Off-Balance Sheet Arrangements

As of March 31, 2025, we have off-balance sheet arrangements that may have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital resources or capital expenditures. At March 31, 2025, we hold preferred equity interests in eight joint ventures that are accounted for as available-for-sale debt securities.

Cash Flows from Operating Activities

As of March 31, 2025, we held twenty-three real estate investments, consisting of fourteen consolidated investments and nine preferred equity and loan investments, with the twenty-three investments representing an aggregate of 5,048 residential units. During the three months ended March 31, 2025, net cash provided by operating activities was $1.0 million after net loss of $7.3 million was adjusted for the following:

•	non-cash items of $6.7 million;
•	an increase in accounts payable and other accrued liabilities of $1.4 million;
•	distributions of income and income from preferred equity investments of $1.3 million; and
•	a decrease in notes and accrued interest receivable of $0.4 million; offset by:
•	an increase in accounts receivable, prepaids and other assets of $1.2 million; and
•	an increase in due to affiliates of $0.3 million.

Cash Flows from Investing Activities

During the three months ended March 31, 2025, net cash provided by investing activities was $19.0 million, primarily due to the following:

•	$22.3 million of repayments on notes receivable; and
•	$6.3 million of proceeds from the sales of real estate investments; offset by:
•	$5.8 million used in investments in preferred equity investments; and
•	$3.8 million used on capital expenditures.

Cash Flows from Financing Activities

During the three months ended March 31, 2025, net cash used in financing activities was $0.5 million, primarily due to the following:

•	$36.0 million of repayments on revolving credit facilities;
•	$1.9 million of distributions to preferred stockholders; and
•	$1.7 million of repayments on mortgages payable; offset by:
•	$25.2 million of contributions from noncontrolling interests; and
•	net proceeds of $14.1 million from the issuance of shares of Series A Redeemable Preferred Stock.

Capital Expenditures

The following table summarizes our total capital expenditures for the three months ended March 31, 2025 and 2024 (amounts in thousands):

	Three Months Ended
	March 31,
	2025	2024
New development	$1,933	$130
Redevelopment/renovations	1,302	639
Routine capital expenditures	1,030	936
Normally recurring capital expenditures	195	121
Total capital expenditures	$4,460	$1,826

New development represents the expenditures for the planning, land development, and construction of residential homes and communities. Redevelopment and renovation costs are non-recurring capital expenditures for significant projects, such as preparing a unit for rental. The renovation work varies, but may include flooring, cabinetry, paint, plumbing, appliances and other items required to make the unit rent ready. Routine capital expenditures are necessary non-revenue generating improvements that extend the useful life of the property and that are less frequent in nature, such as roof repairs and concrete work/asphalt resurfacing. Normally recurring capital expenditures are necessary non-revenue generating improvements that occur on a regular ongoing basis, such as flooring and appliances.

Funds from Operations and Core Funds from Operations Attributable to Common Stockholders and Unit Holders

We believe that funds from operations (“FFO”), as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), and core funds from operations (“CFFO”) are important non-GAAP supplemental measures of operating performance for a REIT.

FFO attributable to common stockholders and unit holders is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. We define FFO, consistent with the NAREIT definition, as net income (loss), computed in accordance with GAAP, excluding gains or losses on sales of depreciable real estate property, plus depreciation and amortization of real estate assets, plus impairment write-downs of certain real estate assets and investments in entities where the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. Adjustments for notes receivable, preferred equity investments and joint ventures will be calculated to reflect FFO on the same basis.

CFFO makes certain adjustments to FFO, removing the effect of items that do not reflect ongoing property operations such as acquisition and other transaction costs, non-cash interest, unrealized gains or losses on derivatives, provision for (recovery of) credit losses, losses on extinguishment of debt and debt modification costs (includes prepayment penalties incurred and the write-off of unamortized deferred financing costs and fair market value adjustments of assumed debt), one-time weather-related costs, equity compensation expense, and preferred stock accretion. We believe that CFFO is helpful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our core recurring property operations. As a result, we believe that CFFO can help facilitate comparisons of operating performance between periods and provides a more meaningful predictor of future earnings potential.

Our calculation of CFFO differs from the methodology used for calculating CFFO by certain other REITs and, accordingly, our CFFO may not be comparable to CFFO reported by other REITs. Our management utilizes FFO and CFFO as measures of our operating performance after adjustment for certain non-cash items, such as depreciation and amortization expenses, and acquisition and other transaction costs that are required by GAAP to be expensed but may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO and CFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and CFFO may provide us and our stockholders with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor CFFO is equivalent to net income (loss), including net income (loss) attributable to common stockholders, or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and CFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor CFFO should be considered as an alternative to net income, including net income (loss) attributable to common stockholders, as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

The table below presents our calculation of FFO and CFFO for the three months ended March 31, 2025 and 2024 ($ in thousands):

	Three Months Ended
	March 31,
	2025	2024
Net loss attributable to common stockholders	$(2,529)	$(1,020)
Add back: Net loss attributable to Operating Partnership Units	(5,661)	(2,169)
Net loss attributable to common stockholders and unit holders	(8,190)	(3,189)
Real estate depreciation and amortization	7,476	3,970
Gain on sale and impairment of real estate investments, net	(703)	(173)
Adjustment for partially owned properties’ noncontrolling interests	(694)	(321)
FFO attributable to common stockholders and unit holders	(2,111)	287
Acquisition and other transaction costs	76	4
Non-cash interest expense	758	251
Unrealized loss on derivatives	778	715
(Recovery of) provision for credit losses	(102)	95
Loss on extinguishment of debt costs	4	—
Non-real estate depreciation and amortization	16	41
Other income, net	(16)	(240)
Non-cash equity compensation	1,373	2,052
Non-recurring income tax expense	168	—
Preferred stock accretion	523	—
Adjustment for partially owned properties’ noncontrolling interests	(178)	(4)
CFFO attributable to common stockholders and unit holders	$1,289	$3,201
Per Share and Unit Information:
FFO attributable to common stockholders and unit holders - diluted	$(0.17)	$0.02
CFFO attributable to common stockholders and unit holders - diluted	$0.10	$0.27

Weighted average common shares and units outstanding - diluted	12,527,468	12,044,069

Operating cash flow, FFO and CFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and CFFO.

Presentation of this information is intended to assist the reader in comparing the sustainability of the operating performance of different REITs, although it should be noted that not all REITs calculate FFO or CFFO the same way, so comparisons with other REITs may not be meaningful. FFO or CFFO should not be considered as an alternative to net income (loss) attributable to common stockholders or as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions. Both FFO and CFFO should be reviewed in connection with other GAAP measurements.

Distributions

Declaration Date	Record Date	Amount	Paid / Payable Date
Class A common stock
March 11, 2025	March 25, 2025	$0.125	April 4, 2025
March 11, 2025	June 25, 2025	0.125	July 3, 2025
March 11, 2025	September 25, 2025	0.125	October 3, 2025
March 11, 2025	December 24, 2025	0.125	January 5, 2026
Class C common stock
March 11, 2025	March 25, 2025	$0.125	April 4, 2025
March 11, 2025	June 25, 2025	0.125	July 3, 2025
March 11, 2025	September 25, 2025	0.125	October 3, 2025
March 11, 2025	December 24, 2025	0.125	January 5, 2026
Series A Redeemable Preferred Stock (1)
October 14, 2024	December 24, 2024	$0.125	January 3, 2025
January 15, 2025	January 24, 2025	0.125	February 5, 2025
January 15, 2025	February 25, 2025	0.125	March 5, 2025
January 15, 2025	March 25, 2025	0.125	April 4, 2025
Series A Redeemable Preferred Enhanced Special Dividend (2)
October 14, 2024	December 24, 2024	$0.010417	January 3, 2025
January 15, 2025	January 24, 2025	0.010417	February 5, 2025
January 15, 2025	February 25, 2025	0.010417	March 5, 2025
January 15, 2025	March 25, 2025	0.010417	April 4, 2025

(1)    Holders of record of newly issued shares of Series A Redeemable Preferred Stock that are held only a portion of the applicable monthly dividend period will receive a prorated dividend based on the actual number of days in the applicable dividend period during which each such share of Series A Redeemable Preferred Stock was outstanding.

(2)    Holders of record of Series A Redeemable Preferred Stock shares are entitled to an enhanced special dividend equal to the amount by which (i) the Stated Value of the Series A Redeemable Preferred Stock multiplied by (a) the sum of (I) the average of the one-month Term SOFR for each day commencing on the 26th of the prior month to the 25th of the applicable month, plus (II) two percent, divided by (b) twelve, exceeds (ii) the standard monthly dividend of $0.125 per share of Series A Redeemable Preferred Stock. The enhanced special dividend will be aggregated with the standard monthly dividend so as to effect a dividend rate on the Series A Redeemable Preferred Stock that is subject to a 6.5% minimum and 8.5% maximum annual rate.

A portion of each dividend may constitute a return of capital for tax purposes. There is no assurance that we will continue to declare dividends or at this rate. Holders of OP Units, LTIP Units and C-LTIP Units are entitled to receive “distribution equivalents” at the same time as dividends are paid to holders of our Class A common stock.

Our Board will determine the amount of dividends to be paid to our stockholders. The determination of our Board will be based on several factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status for federal income tax purposes. As a result, our distribution rate and payment frequency may vary from time to time. However, to maintain our REIT status for federal income tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income”, as defined by the Code, determined without regard to the dividends paid deduction and excluding net capital gains, to our stockholders each year. While our policy is generally to pay distributions from cash flow from operations, we may declare distributions in excess of funds from operations.

Basis of Presentation and Summary of Significant Accounting Policies

Below is a discussion of the accounting policies that we consider critical to an understanding of our financial condition and operating results that may require complex or significant judgment in their application or require estimates about matters which are inherently uncertain.

Basis of Presentation and Principles of Consolidation

We conduct our operations through the Operating Partnership, of which we are the sole general partner. The consolidated financial statements include our accounts and those of the Operating Partnership and its subsidiaries. As of March 31, 2025, limited partners other than the company owned approximately 69.59% of the common units of the Operating Partnership, of which 56.54% is held by holders of limited partnership interest in the Operating Partnership (“OP Units”) and 13.05% is held by holders of the Operating Partnership’s long-term incentive plan units (“LTIP Units”), including 3.08% which were not vested at March 31, 2025.

Certain amounts in prior year financial statement presentation have been reclassified to conform to the current year presentation.

Summary of Significant Accounting Policies

Refer to our Annual Report on Form 10-K for the year ended December 31, 2024 as filed with the SEC on March 20, 2025 for discussion of our significant accounting policies. During the three months ended March 31, 2025, there were no material changes to these policies.

Real Estate Investments, Preferred Equity Investments and Notes Receivable

We first analyze an investment to determine if it is a variable interest entity (“VIE”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810: Consolidation and, if so, whether we are the primary beneficiary requiring consolidation of the entity. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership, or other financial interests in a VIE that change in value with changes in the fair value of the VIE’s net assets. We continuously re-assess at each level of the investment whether (i) the entity is a VIE, and (ii) we are the primary beneficiary of the VIE. If it was determined that an entity in which we hold an interest qualified as a VIE and we are the primary beneficiary, the entity would be consolidated.

If, after consideration of the VIE accounting literature, we have determined that an entity is not a VIE, we assess the need for consolidation under all other provisions of ASC 810. These provisions provide for consolidation of majority-owned entities through a majority voting interest held by the company providing control.

In assessing whether we are in control of and requiring consolidation of the limited liability company and partnership venture structures, we evaluate the respective rights and privileges afforded each member or partner (collectively referred to as “member”). Our member would not be deemed to control the entity if any of the other members has either (i) substantive kickout rights providing the ability to dissolve (liquidate) the entity or otherwise remove the managing member or general partner without cause or (ii) substantive participating rights in the entity. Substantive participating rights (whether granted by contract or law) provide for the ability to effectively participate in significant decisions of the entity that would be expected to be made in the ordinary course of business.

We analyze each investment that involves real estate acquisition, development, and construction to consider whether the investment qualifies as an investment in a real estate acquisition, development, and construction arrangement. We have evaluated our real estate investments as required by ASC 310-10 Receivables and concluded that no investments are considered an investment in a real estate acquisition, development, or construction arrangement. As such, we next evaluate if these investments are considered a security under ASC 320 Investments – Debt Securities.

For investments that meet the criteria of a security under ASC 320 Investments – Debt Securities, we classify each investment as an available-for-sale (“AFS”) debt security as we do not have the positive intent to hold all investments to maturity. We account for these investments as preferred equity investments in our consolidated balance sheets, and we earn a fixed return on these investments which is included within income from preferred equity investments in our consolidated statements of operations and comprehensive income. AFS debt securities are carried at fair value in our consolidated balance sheets, and any unrealized gains or losses on AFS debt securities are reported as a component of accumulated other comprehensive income in our consolidated balance sheets, and as a component of other comprehensive income in our consolidated statements of operations and comprehensive income. We evaluate the collectability of each preferred equity investment and estimate a provision for credit loss, as applicable. Refer to the Current Expected Credit Losses (“CECL”) section below for further information regarding CECL and our provision for credit losses.

Prior to the fourth quarter 2024, we classified our preferred equity investments as held-to-maturity debt securities as the investments met the criteria of a security under ASC 320 Investments – Debt Securities. As of March 31, 2025, we do not have the positive intent to hold all the securities to maturity. As such, we have reclassified all our previously held-to-maturity debt securities to AFS debt securities.

For investments that do not meet the criteria of a security under ASC 320 Investments – Debt Securities, we have concluded that the characteristics and the facts and circumstances indicate that loan accounting treatment is appropriate. We recognize interest income on our notes receivable on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected. Costs incurred to originate our notes receivable are deferred and amortized using the effective interest method over the term of the related note receivable. We evaluate the collectability of each loan investment and estimate a provision for credit loss, as applicable.

Income Taxes

For the three months ended March 31, 2025, we recorded current income tax expense of approximately $0.2 million and state income tax expense of $0.1 million, which is included in income tax expense on our consolidated statements of operations and comprehensive income. No income tax expense was recorded in 2024.

Interim Financial Information

Our accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Unites States of America (“GAAP”) for interim financial reporting, and the instructions to Form 10-Q and Article 10-1 of Regulation S-X. Accordingly, the financial statements for interim reporting do not include all the information and notes or disclosures required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included. Operating results for interim periods should not be considered indicative of the operating results for a full year.

The balance sheet at December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and disclosures required by GAAP for complete financial statements. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in our audited consolidated financial statements for the year ended December 31, 2024 contained in the Annual Report on Form 10-K as filed with the SEC on March 20, 2025.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update No. 2024-03 “Disaggregation of Income Statement Expenses (Subtopic 220-40)” (“ASU 2024-03”). The amendments in ASU 2024-03 require additional disclosure of specified information about certain costs and expenses within the notes to the financial statements. The amendments in ASU 2024-03 are effective for us for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact of adopting ASU 2024-03 on our financial disclosures.

Current Expected Credit Losses (CECL)

Notes Receivable

We estimate provision for credit losses on our loan investments (notes receivable) under CECL. This method is based on expected credit losses for the life of the investment as of each balance sheet date. The method for calculating the estimate of expected credit loss considers historical experience and current conditions for similar loans and reasonable and supportable forecasts about the future.

We estimate our provision for credit losses using a collective (pool) approach for investments with similar risk characteristics, such as collateral and duration of investment. In measuring the CECL provision for investments that share similar characteristics, we apply a default rate to the investments for the remaining loan investment hold period. As we do not have a significant historical population of loss data on our loan investments, our default rate utilized for CECL is based on an external historical loss rate for commercial real estate loans.

In addition to analyzing investments as a pool, we perform an individual investment assessment of expected credit losses. If it is determined that the borrower is experiencing financial difficulty, or a foreclosure is probable, or we expect repayment through the sale of the collateral, we calculate expected credit losses based on the value of the underlying collateral as of the reporting date. During this review process, if we determine that it is probable that we will not be able to collect all amounts due for both principal and interest according to the contractual terms of an investment, that loan investment is not considered fully recoverable and a provision for credit loss is recorded.

In estimating the value of the underlying collateral when determining if a loan investment is fully recoverable, we evaluate estimated future cash flows to be generated from the collateral underlying the investment. The inputs and assumptions utilized to estimate the future cash flows of the underlying collateral are based upon our evaluation of the operating results, economy, market trends, and other factors, including judgments regarding costs to complete any construction activities, lease-up and occupancy rates, rental rates, and capitalization rates utilized to estimate the projected cash flows at the disposition. We may also obtain a third-party valuation which may value the collateral through an “as-is” or “stabilized value” methodology. If upon completion of the valuation the fair value of the underlying collateral securing the investment is less than the net carrying value, we record a provision for credit loss on that loan investment. As the investment no longer displays the characteristics that are similar to those of the pool of loan investments, the investment is removed from the CECL collective (pool) analysis described above.

Preferred Equity Investments

We perform an individual assessment of expected credit losses for our preferred equity investments, which are accounted for as AFS debt securities, that have an unrealized loss recorded at the reporting date. If it is determined that the borrower is experiencing financial difficulty, or a foreclosure is probable, or we expect repayment through the sale of the collateral, we calculate expected credit losses based on the value of the underlying collateral as of the reporting date. During this review process, if we determine that it is probable that we will not be able to collect all amounts due for both principal and interest according to the contractual terms of an investment, that preferred equity investment is not considered fully recoverable and a provision for credit loss is recorded.

OUR INDUSTRY AND MARKET OPPORTUNITY

Market and Investment Opportunity

The residential rental industry has historically been more resilient to economic downturns than other commercial real estate sectors and is currently benefiting from significant industry tailwinds that began during the COVID-19 pandemic. Rental market fundamentals are strong and demographic trends support further strengthening, particularly from rental-biased and debt-burdened millennials now reaching peak household-formation and homeownership age. We believe that a continued upswing in the propensity to rent, coupled with the limited and depleting supply for the middle-income range, signals significant opportunity. Specifically:

•	Renting currently represents a significant cost saving to homeownership, and the recent increases in both housing prices and mortgage rates have exacerbated the difference. The median cost to rent versus owning a home is near the widest gap on record, reaching approximately $1,300 per month, with only 27% of United States households able to qualify for a standard Freddie Mac loan on a median priced home. (Source: Marcus & Millichap, 2025 Multifamily Investment Outlook.)

•	Favorable demographic trends should drive demand for residential rental product. The aging of the millennial cohort into their prime household formation years and desire for more space combined with the financial constraints of this cohort should spur demand for moderately priced residential rental product.

•	Low housing supply has contributed to extraordinary housing price increases. Low supply, coupled with pandemic growth, triggered record high year-over-year home price increases.

•	Robust rental market fundamentals provide an exceptionally strong backdrop for the entire rental sector. Low vacancy rates and strong long term historical rent increases signal a long term healthy sector with significant opportunity.

•	Residential rental production has been below trend for many years, creating both low rental vacancy rates and older dated product for much of the nation’s housing stock. According to Marcus & Millichap, this trend is expected to continue with multifamily construction expected to decrease 30% in 2025 compared to 2022 construction starts.

•	Robust rental market fundamentals provide an exceptionally strong backdrop for the entire rental sector. Low vacancy rates and strong long term historical rent increases signal a long-term healthy sector with significant opportunity.

Homeownership Unaffordability Driving Residential Rental Demand

Apartment and single-family rental tenants will be forced to rent longer due to the affordability constraints associated with home ownership. As the chart below illustrates, for most of the past 20 years, with the limited exception of the years immediately following the Great Recession, renting was significantly more cost-effective than owning. According to John Burns Real Estate Consulting, it is 44% more expensive to own a home than rent, as of October 2024. This trend has been persistent, with homeownership 45% more expensive on average since 2022.

National Cost of Purchasing vs. Renting Single-Family Starter Home %

Monthly mortgage payment + maintenance for single-family starter home vs. monthly rent

Source: John Burns Real Estate Consulting, December 2024

TTM Average National Existing Home Inventory (MM-Units)

Source: National Association of Realtors. TTM = Trailing 12 Months

The housing supply shortage is projected to continue into 2035, with the shortage peaking at approximately four million in 2029. This is expected to drive tailwinds for residential rental property occupancy and rental rate growth.

U.S. Housing Surplus/Shortage

Homeownership is expected to stay out of reach for many, with insufficient supply coming to market. As shown below, home inventory is approximately 50% below long-term averages.

TTM Average National Existing Home Inventory (MM-Units)

Source: National Association of Realtors. TTM = Trailing 12 Months

Source: U.S. Census Bureau; Moody’s Analytics; Clarion Partners Investment Research, as of April 2024.

Note: Historical housing shortfall/surplus calculates the difference between the current number of vacant units and the total number of vacant units that would exist under “normal” market conditions, which is based on the long-term housing vacancy rate. The forecast builds on the existing housing shortfall/surplus, comparing forecasted annual household formations to housing unit completions.

This lack of supply applies to all sectors in residential housing. The apartment market is also expected to see a sharp decline in supply. As shown below, new multifamily starts have decreased 76% and apartments under construction have decreased 39% from 2022 to 2024. The lack of new supply, coupled with persistent renter demand will provide a goldilocks environment for residential rental landlord into the future.

Source: Marcus & Millichap, 2025 Economic and Commercial Real Estate Outlook

Millennials Are Entering Peak Homeownership Consumption Years, Driving Demand

The millennial cohort is continuing to enter the 35 and over age category, which is traditionally the peak age group for homeownership demand. Instead of purchasing homes like their predecessor cohorts, and driven by factors including the increasing unaffordability of homeownership, the presence of a sizable student loan debt burden, a notable increase in credit card debt and an attraction to the financial and lifestyle flexibility that defines the rental market, millennials are increasingly choosing to continue to rent instead.

35–44-Year-Old YoY Population Growth (000's)

Source: Green Street 2025 Apartment Outlook

Demand for Rental Housing has Remained Resilient

Despite a record amount of supply coming online in 2024, demand has remained resilient. Vacancy rates for apartments held steady at 5.1%, after nearly 600,000 units were delivered. This robust demand, coupled with a sharp decline in new construction coming online should create a goldilocks environment for the residential rental sector.

National Apartment Vacancy Rate Trending Lower in 2025 as Completions Fall

Source: Marcus & Millichap, 2025 Economic and Commercial Real Estate Outlook

Significant Near Obsolescence in Existing Residential Rental Properties

As of 2022, only 15% of existing single-family housing product and 17% of existing apartment product was newer than 20 years old, despite demand for modern amenities, flexible floor plans, and updated kitchens/bathrooms. We believe that the relatively mature age of existing residential rental stock presents a significant market opportunity to generate attractive risk-adjusted returns by providing desirable residential properties with upgraded amenities through upgrades of existing homes, as well as developing new build-to-rent communities.

Source: National Multi-Housing Council, U.S. Apartment Demand through 2035

Forecasts Signal Healthy Rent Growth for Residential Rental Properties

We expect healthy effective rent growth for new residential rental leases across our target markets and portfolio. John Burns Real Estate Consulting data show a cumulative projected rent increase of 14.2% in single family rental asking rents from 2024 through 2027 on average across the United States with higher increases in many of our target markets.

Source: John Burns Real Estate Consulting, December 2024

We expect these strong fundamentals to also continue for the apartment sector. According to Axiometrics, national apartment occupancy is projected to stay stable through Q2 2030 at more than 95% and rent growth is forecasted to average 3.2% per year or 16.8% cumulatively for the same time period.

Source: Axiometrics National Market Trends, Q1 2025

OUR BUSINESS AND PROPERTIES

Our Company

We are an externally managed REIT formed to assemble a portfolio of institutional residential properties including single-family homes, build-to-rent communities, and other residential communities, located in attractive markets with a focus on the knowledge-economy and high quality of life (“Knowledge/Quality”) growth markets of the Sunbelt and Western United States. Our principal business objective is to generate attractive risk-adjusted returns on investments where we believe we can drive growth in FFO and NAV by acquiring residential units, developing residential communities, and through Value-Add renovations. Our Value-Add strategy focuses on repositioning lower-quality, less current assets to drive rent growth and expand margins to increase net operating income and maximize returns to our investors.

Our target renter pool includes the large cohort of rental-biased and debt-burdened millennials, among others, who are reaching their peak household-formation age, have a propensity for renting for lifestyle or flexibility reasons, and/or who do not want or cannot afford the upfront and ongoing financial commitments of home ownership.

We expect these Knowledge/Quality markets to have healthy long-term demand fundamentals for residential rentals. In addition, we believe that our moderate initial rent price points will deliver durable income streams with relatively low turnover, and with potential for upside growth over time.

We utilize a number of investment strategies to drive growth in FFO and NAV to maximize returns to our investors and improve property performance, including performing value-add renovations, focusing on income and appreciation, selectively investing in the development of residential properties to capture development premiums upon completion, implementing institutional property management approaches and leveraging our technology-aided platform. See “—Growth Strategies.”

We invest primarily through control positions in joint ventures with a network of established private, regional owner-operators in proprietary, off-market transactions across a broad market footprint, enabling us to execute our strategies across multiple markets and strategies. Where appropriate, we may seek to increase our ownership of the venture to 100%, subsequent to the execution of the initial business plan for each property.

We were formed in 2021 as a Maryland corporation and have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2022.

Our Portfolio

Our portfolio consists primarily of residential properties that are between 15 and 40 years old located in first-ring suburban markets (which are areas within close proximity to downtown amenities, including restaurants and retail shopping) with quality school systems and direct access to large metropolitan areas. We source potential investments in residential properties through a variety of channels, including our existing relationships and those developed by our network, real estate brokers, auctions and marketed portfolio sales. Our build-to-rent communities are typically developed by our partners with expertise in development utilizing capital which we provide in a variety of structures, including through common equity, preferred equity and mezzanine loans. Our build-to-rent communities are typically located in target markets that we believe will enable us to capture development premiums upon completion. These residential properties are specifically designed to be rented and are typically amenitized with larger floorplans ranging between two and four bedrooms and consist of both attached and detached homes.

As of March 31, 2025, we held twenty-three real estate investments, consisting of fourteen consolidated investments and nine preferred equity and loan investments. The twenty-three investments represent an aggregate of 5,048 residential units, comprised of 3,414 consolidated units, of which 170 units are under development, and 1,634 units through preferred equity and loan investments, which includes planned units and those under development. As of March 31, 2025, our consolidated operating investments were approximately 91.9% occupied; excluding units classified as held for sale and down/renovation units, our consolidated operating investments were approximately 94.1% occupied.

The following is a summary of our consolidated real estate investments as of March 31, 2025:

Operating Investment Name	Market / Location	Number of Units (1)	Average Year Built	Ownership Interest	Average Rent (2)	Occupancy – All Units (3)	Occupancy – Excluding Held for Sale/Reno Units (4)
Scattered Single-Family Homes
Ballast	AZ / CO / WA	84	1998	95%	$2,086	98.8%	98.8%
Golden Pacific	IN / KS / MO	169	1977	97%	1,790	95.3%	96.4%
ILE	TX / SE US	471	1991	95%	1,866	91.3%	93.9%
Indy-Springfield	IN / MO	319	1999	100%	1,352	93.1%	96.5%
Peak JV 2	Various / TX	563	1981	80%	1,334	88.3%	91.3%
Peak JV 3	Dallas-Fort Worth, TX	72	1959	56%	1,306	58.3%	—
Savannah-84	Savannah, GA	84	2022	100%	1,832	98.8%	98.8%
Total Scattered Single-Family Homes / Average		1,762			$1,590	90.4%	94.3%

Residential Communities
Allure at Southpark	Charlotte, NC	350	2014	98%	$1,727	92.0%	92.0%
Amira at Westly	Tampa, FL	408	1999/2023	51%	1,927	92.6%	92.9%
Avenue at Timberlin Park	Jacksonville, FL	200	2001	100%	1,600	92.5%	93.0%
Villas at Huffmeister	Houston, TX	294	2007	95%	1,567	95.6%	95.9%
Wayford at Concord	Concord, NC	150	2019	83%	2,148	95.3%	96.0%
Yauger Park Villas	Olympia, WA	80	2010	95%	2,449	98.8%	98.8%
Total Residential Communities Units / Average		1,482			$1,816	93.7%	93.9%
Total Operating Units / Average		3,244			$1,695	91.9%	94.1%

Development Investment Name Residential Communities
Abode Wendell Fall (5)	Wendell, NC	170	—	100%	—	—	—
Total Development Units		170
Total Units		3,414

(1)   Total operating units includes an aggregate of 138 units classified as held for sale, with such units included in the following portfolios: 11 units of ILE, 33 units of Indy-Springfield, 22 units of Peak JV 2, and all 72 units of Peak JV 3.

(2)   Represents the average of the ending average effective rent per occupied unit as of the last day of each month in the three months ended March 31, 2025.

(3)   Percent occupied is calculated as (i) the number of units occupied as of  March31, 2025 divided by (ii) total number of units, expressed as a percentage.

(4)   Percent occupied is calculated as (i) the number of units occupied as of March 31, 2025 divided by (ii) total number of units, expressed as a percentage, and excludes 138 units classified as held for sale and an aggregate of 8 down/renovation units.

(5)   Abode Wendell Falls is a build-to-rent development project that commenced construction in 2024.

The following is a summary of our preferred equity and loan investments as of March 31, 2025:

Lease-up Investment Name	Location / Market	Actual / Planned Number of Units	Total Actual / Estimated Construction Cost (in millions)	Cost to Date (in millions)	Actual / Estimated Construction Cost Per Unit	Actual / Estimated Initial Occupancy	Actual / Estimated Construction Completion	% Occupied	Estimated Average Rent (1)
Willow Park	Willow Park, TX	58	$17.1	$17.1	$294,828	2Q 2022	3Q 2023	87.9%	$2,362
The Cottages at Myrtle Beach	Myrtle Beach, SC	294	63.2	63.2	214,966	2Q 2023	4Q 2023	71.8%	1,743
Chandler (2)	Chandler, AZ	208	48.2	48.2	231,731	2Q 2024	3Q 2024	72.6%	1,920
Wayford at Innovation Park	Charlotte, NC	210	64.0	60.2	304,762	3Q 2023	2Q 2025	79.1%	1,994
Total Lease-up Units		1,158

Development Investment Name (3)
Indigo Cove	Bluffton, SC	82	30.2	9.2	368,293	4Q 2025	3Q 2026	—	3,095
River Ford	Brunswick, GA	170	51.6	11.5	303,529	4Q 2025	1Q 2027	—	2,004
Canvas at Wildwood	Wildwood, FL	224	60.3	9.7	269,196	4Q 2026	4Q 2027	—	1,937
Total Development Units		476

Operating Investment Name (4)
The Cottage of Port St. Lucie	Port St. Lucie, FL	286						92.7%	2,133
Wayford at Pringle	Charlotte, NC	102						97.1%	2,453
Total Operating Units		388
Total Units/Average		1,634							$2,055

(1) Represents the average pro forma effective monthly rent per occupied unit for all expected occupied units during the first full quarter of stabilization.

(2) Chandler commenced lease-up in June 2024.

(3) None of the development investments had commenced lease-up as of March 31, 2025.

(4) Operating investments represent stabilized operating properties.

Our Target Markets

We focus on Knowledge/Quality markets with strong job growth, expanding populations and favorable quality of life characteristics. These Knowledge/Quality markets are typically non-gateway regions, with access to good healthcare, highly-rated school systems, lower crime rates, robust infrastructure, good affordability and a growing economic base. They are generally anchored by major universities, technology, healthcare, trade, next-generation high value-add manufacturing or government industries as well as right to work laws, growing populations, and strong household formations. Currently we have properties in and around Orlando, Dallas-Fort Worth, Seattle, Tucson, Colorado Springs and Charlotte and are targeting acquisitions in and around a variety of markets, including Tampa, Salt Lake City, San Antonio, Raleigh, Atlanta, Nashville and Huntsville. Within each metropolitan area, we typically focus on first-ring suburban markets, which are areas within close proximity to downtown amenities, including restaurants and retail shopping.

The Sunbelt is a substantial part of our target market. The Sunbelt holds 50% of the nation’s population (335 million) and is expected to rise to 55% by 2040.1 Over the past decade, the region accounted for 80% of U.S. population growth (12 million of the total 15 million increase). Over the next decade, Sunbelt population growth is expected to accelerate by 11 million (+6.7%), whereas non-Sunbelt state population is forecasted to increase by only 475,000 (+0.3%).2 This large population increase in our target markets is expected to provide for strong fundamentals into the future.

(1)	Source: Clarion, April 2024. There are 27 markets with a population over or near 1 million, and the seven largest cities are Los Angeles, Houston, Atlanta, Dallas, Phoenix, San Francisco, and Riverside.
(2)	Source: Clarion. Through 2033, Texas, Florida, and California, followed by Arizona, North Carolina, and Georgia, have been each been forecasted to grow by 4.9 million, 3.4 million, 2.4 million, 1.6 million, 1.6 million, and 1.5 million, respectively.

We believe our approach of focusing on Knowledge/Quality markets with employment and income growth should not only contribute to achieving strong rental demand and occupancy but should also enable us to achieve revenue growth to deliver attractive risk-adjusted returns within our portfolio.

Geographically, the majority of our existing portfolio is positioned in the Sunbelt (see map below). According to a study by John Burns Real Estate Consulting conducted in 2021 and a study by the Cooper Center at the University of Virginia published in 2018, the Sunbelt is home to approximately 40% of all U.S. households and is expected to experience average population growth in excess of 10% between 2020 to 2030. Additional existing markets include high-growth areas of the West (excluding California) and other markets with similar attractive demographics as warranted. We believe that the diverse balance of larger and smaller markets within our core footprint, along with a strong current cash flow base and value-add upside, will enable us to deliver attractive investment returns across a full economic cycle.

We select and continuously evaluate our target markets through an analysis of demographic data at both the market and submarket levels, which may include the following:

•	Strong Economic Drivers. Economy characterized by growth industries and jobs of the future such as healthcare and technology, signaling near- and long-term employment growth, relatively low housing affordability and low rent-to-income ratios that allow for future rent increases.

•	Favorable Business Climate. Regulatory conditions that attract, retain, and foster job growth and new business development including lower tax rates and right-to-work states.

•	Robust Infrastructure. Growing economic base driven by the presence of technology centers, major colleges and universities, healthcare, trade, next-generation high value-add manufacturing, government industries, and modern transportation facilities and networks.

•	Renter Demographics. The presence of a younger, more educated workforce with a high population of renters by choice.

•	High Quality of Life. Areas with abundant recreation, leisure, cultural, and entertainment options, highly rated school systems that appeal to young parents, and plentiful social opportunities including ample recreation and open space, all of which foster population growth and retention. Within our target markets, we focus on submarkets where members of our network have established relationships, transaction history, market knowledge and potential access to off-market investments, as well as an ability to direct property management and leasing operations efficiently.

Our Network Strategy

We believe the most important elements in successful investing in residential real estate are the ability to access attractive, proprietary deal flow, deep local market knowledge to underwrite appropriately, as well as operational expertise and infrastructure to provide execution of the operating and value creation strategies.

For this reason, we invest primarily through controlling positions in joint ventures with members of our network, representing experienced regional owner-operators across the nation. These relationships provide a wealth of seasoned market knowledge, along with access to a substantial, often proprietary, transaction pipeline, extensive operating infrastructure, and the ability to execute in our target markets without the cost and logistical burdens of maintaining our own local infrastructure across a broad footprint. Benefits of our network strategy include the following:

•	Force multiplier sourcing effect that provides access to a sizable pool of attractive, off-market investment opportunities;

•	Deep intellectual capital and track record of success, enabling us to deliver a knowledge-based underwriting of the transaction;

•	Extensive operational infrastructure enabling us to deliver execution across multiple investment strategies and markets, without the cost and logistical burdens of maintaining our own infrastructure for those markets and strategies;

•	Substantial capital to invest alongside us, ensuring our partners’ interests are aligned with ours, particularly in terms of delivering returns for our investors; and

•	Elimination of delays establishing a robust on-the-ground presence in each new market we enter.

The in-house asset management team of our Manager and its affiliate works in tandem with our network members to oversee the implementation of each asset’s business plan, including budgeting, capital expenditures, tenant improvements and financial performance. We believe that our network partners, given their significant co-investment in the projects, provide superior management execution versus third-party fee-only management companies. Notwithstanding the investments of each member of our network, we expect to maintain substantial control over these ventures, including with respect to strategic decision-making.

Our Competitive Strengths

We believe that our investment strategy and operating model distinguishes us from other owners, operators, and acquirors of residential rental real estate in several important ways.

Our Key Principals. Our team offers significant breadth and depth in real estate operating and investment experience. Our team has successfully sourced, structured, acquired and managed more than 50 million square feet of residential real estate investments in our target markets, totaling approximately $15 billion in value, and bring an average of 30 years’ experience across multiple real estate and credit cycles. We believe this experience will provide a competitive advantage, enabling us to grow the company and generate attractive risk-adjusted returns for our stockholders. Our principals’ competitive strengths include:

•	Expertise Across Our Target Markets. Our principals have significant experience structuring and investing in properties successfully in our target markets, through multiple financial and real estate investment cycles, providing a breadth and depth of operating and investment experience to help steer our investment strategy wisely;

•	Expertise Creating Value Across Our Investment Strategies and Various Capital Structures. Our principals have substantial experience executing transactions and creating value across our value-add and development investment strategies, and across capital structures — equity, preferred equity, and mezzanine — providing substantial flexibility to create value in transactions, subject to maintaining our qualification as a REIT;

•	Expertise in Corporate and Portfolio Transactions to Create Value. Our principals have executed large corporate and portfolio transactions, including the rollup of assets to create multiple public companies, the creation of multiple asset management platforms, and the purchase of distressed assets and/or companies out of bankruptcy, demonstrating a sophisticated structuring capability and an ability to execute complex capital markets transactions, which experience will assist us in growing the company and delivering attractive risk-adjusted returns to our stockholders; and

•	Expertise in Financing and Structuring Transactions. Our investment team has substantial expertise structuring and financing transactions, enabling us to evaluate and access the most efficient capital structures for our acquisitions. In addition, our investment team has extensive experience structuring development transactions with network partners to capture significant value while minimizing inherent risks and/or guarantees associated with such transactions.

Our Network. We invest primarily through controlling positions in joint ventures with members of our network, which allows us to draw on the collective relationships and market knowledge and experience of significant private owner-operators in the nation who invest alongside us in transactions, in order to source, underwrite and execute attractive transactions. We believe our network provides us access to a substantial, often proprietary, transaction pipeline, along with extensive infrastructure and ability to execute across our target markets without the cost and logistical burdens associated with maintaining our own infrastructure and pipeline in these markets.

Disciplined “Broad and Deep” Underwriting. By leveraging our network, we are able to execute a rigorous underwriting process, which we believe improves our ability to evaluate risk and create value in our transactions. To begin, our network partners conduct underwriting and due diligence for our transactions, enabling us to leverage intellectual capital and local experience acquired through their years of experience in the market. At the same time, our team of investment professionals implements our disciplined underwriting and due diligence process, with a focus on value relative to other potential opportunities within our target markets. The ability to review investment opportunities broadly (across markets), as well as deeply (within the target market), greatly improves our ability to source and execute attractive transactions for our portfolio.

Scalable Operating Model. Our relationships enable us to tap into what we believe to be the substantial, often proprietary, transaction flow of our network, allowing for rapid deployment of available capital. Our extensive network provides us the ability to scale our operations quickly, enabling us to allocate and reallocate capital across multiple target markets and along multiple strategies, and to invest in or divest of properties rapidly without the time delay associated with building infrastructure across multiple markets, and without burdening us with excessive operating and overhead costs.

Growth Strategies

Our principal business objective is to generate attractive risk-adjusted investment returns by assembling a portfolio of institutional residential properties including single-family homes, build-to-rent communities, and other residential communities located across a diverse group of growth markets. By implementing our investment strategies and our institutional-quality management, we expect to be able to achieve sustainable long-term growth in both our FFO and NAV.

Value Creation Execution. We acquire residential rental properties with potential for long-term value creation for our stockholders. We utilize the following internal and external growth strategies to drive growth in FFO and NAV for our investors:

•	Value-Add Renovation. We see significant potential for capital appreciation through renovation of existing assets. Our value-add strategy focuses on working with our local experts to reposition lower-quality, less current assets and drive rent growth and expand margins, increasing NOI and maximizing our return on investment.

•	Income and Appreciation. We invest in well-located institutional residential properties with strong and stable cash flows in demographically attractive knowledge economy growth markets where we believe there exists significant potential for medium-term capital appreciation through renovation or redevelopment, to reposition the asset and drive future rental growth.

•	Invest-to Own. We selectively invest in the development of build-to rent and other residential properties in target markets where we believe we can capture significant development premiums upon completion. We generally make common equity investments or use a preferred equity structure which provides income during the development stage and/or the ability to capture development premiums at completion by exercising our conversion rights to take ownership.

•	Institutional Property Management / NOI Margin Expansion. We expect to improve margins at our operating properties by deploying institutional management approaches across the portfolio – including professional management, investment in technology platforms, and leveraging economies of scale — to best position the portfolio for optimal rental growth. We seek to address operational inefficiencies, revenue management and deferred capital maintenance at scale and to grow underlying cashflow through substantial NOI margin expansion at stabilized properties. We will also provide an aggressive asset management presence, working alongside our network partners to ensure optimal execution of the asset management plan, enabling us to drive rent growth and values.

•	Technology-Aided Platform. We have implemented a data warehouse, which provides us with real-time visibility into leasing, inventory, maintenance and renovation metrics, allowing us to quickly react to changes in current operational performance and monitor trends across our portfolio. Further, we believe we will be able to utilize our data warehouse technology as a building block in the design and implementation of a portfolio-wide revenue management system to further drive NOI and margin expansion. In addition, we utilize various PropTech solutions to both acquire and maximize operational efficiency. Operational PropTech solutions include focus on streamlining value-add initiatives, integrating smart-home technology, automating the lease process and providing robust and coordinated maintenance services.

Invest in Institutional Residential Properties.  We intend to continue to acquire institutional residential properties targeting the high disposable income renter by choice, where we believe we can create long-term value growth for our stockholders.

Focus on Growth Markets.  We intend to continue to focus on demographically attractive growth markets, which we define as markets with strong employment drivers in industries creating high disposable income jobs over the long term. Employment growth is highly correlated with apartment demand; therefore, we believe that selecting markets with job growth significantly above the national average will provide high potential for increased rental demand leading to revenue growth and attractive risk-adjusted returns.

Implement our Value Creation Strategies.  We intend to continue to focus on creating value at our properties utilizing our Value-Add, Opportunistic and Invest-to-Own investment strategies in order to maximize our return on investment. We work with each member of our network to evaluate property needs along with value-creation opportunities and create an asset-specific business plan to best position or reposition each property to drive rental growth and asset values. We then provide an aggressive asset management presence to manage our network partner and ensure execution of the plan, with the goal of driving rental growth and values.

Implement our Live/Work/Play Initiatives.  We intend to continue to implement our amenities and attributes to transform the residential community from a purely functional product (i.e., as solely a place to live), to a lifestyle product (i.e., as a place to live, interact, and socialize). Our Live/Work/Play initiatives are property specific, and generally consist of attributes that go beyond traditional features, including highly amenitized common areas, cosmetic and architectural improvements, technology, music and other community-oriented activities to appeal to our residents’ desire for a “sense of community” by creating places to gather, socialize and interact in an amenity-rich environment. We believe this creates an enhanced perception of value among residents, allowing for premium rental rates and improved resident retention.

Diversify Across Markets, Strategies and Investment Size.  We will seek to grow our institutional portfolio of residential properties diversified by geography and by investment strategy and by size to manage concentration risk, while driving both current income and capital appreciation throughout the portfolio. Our network enables us to diversify across multiple markets and multiple strategies efficiently, without the logistical burden and time delay of building operating infrastructure in multiple markets and across multiple investment strategies.

Harvest and Redeploy Capital Selectively. On an opportunistic basis and subject to compliance with REIT restrictions, we intend to sell properties when we have executed our value creation plans and when we believe the investment has limited additional upside relative to other opportunities. This allows us to harvest profits and reinvest proceeds to maximize stockholder value.

Financing Policy

We intend to use prudent amounts of leverage in connection with our operations. As of March 31, 2025, our total mortgage indebtedness was approximately $258.9 million, and we had $85.0 million outstanding under our revolving credit facilities. Once we reach sufficient scale, we generally expect our total indebtedness to be less than 75% of the fair market value of our real estate investments. However, we are not subject to any limitations on the amount of leverage we may use, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate. Further, during our ramp-up to scale, we expect that our leverage will fluctuate and for periods of time will exceed 75% of the fair market value of our real estate investments as appropriate. For purposes of calculating our leverage, we include our consolidated real estate investments, include our preferred equity and loan investments at cost, include assets we have classified as held for sale, and include any joint venture level indebtedness in our total indebtedness.

Our board of directors will have the authority to change our financing policies at any time and without stockholder approval. If our board of directors changes our policies regarding our use of leverage, we expect that it will consider many factors, including the lending standards of lenders in connection with the financing of residential properties, the leverage ratios of publicly traded REITs with similar investment strategies, the cost of leverage as compared to expected operating net revenues, and general market conditions.

By operating on a leveraged basis, we expect to have more funds available for real estate investments and other purposes than if we operated without leverage, which we believe will allow us to acquire more investments than would otherwise be possible, resulting in a larger and more diversified portfolio. See “Risk Factors—Risks Related to Our Business, Properties and Industry—High levels of debt or increases in interest rates could increase the amount of any future loan payments, which could reduce the cash available for distribution to stockholders” for more information about the risks related to operating on a leveraged basis.

Approach to Evaluating Potential Investments

We have developed a disciplined approach to evaluating potential investments that combines our experience with an evaluation structure that emphasizes thorough market research, local market knowledge, underwriting discipline, and risk management.

•	National Market Research. Our investment team continuously and extensively conducts market research to proactively select our target markets. Our investment team is focused on identifying markets that exhibit outsized population and employment growth, among other salient characteristics, including a high quality of life, an intellectual capital base, and a commitment to investments in infrastructure. We utilize real-time market data, leading third-party research, and the deep transactional knowledge and collective experiences of our network.

•	Local Market Knowledge. Our breadth and depth of professional relationships, particularly within our network, provides us with access to substantial and often proprietary coveted off-market opportunities within our target markets. Further, we are able to leverage the local market knowledge of our network to fully evaluate not only a particular submarket’s supply and demand fundamentals, but a property’s competitive position from a neighborhood perspective.

•	Underwriting Discipline. We follow a disciplined double underwriting process to examine and evaluate a potential investment in terms of its income-producing capacity and prospects for capital appreciation. Our approach begins with an extensive review of the following: (1) property fundamentals, such as location, expense structure, occupancy, construction quality and deferred maintenance; (2) capital markets fundamentals, including cap rates, debt markets and future capital flows; and (3) market fundamentals, such as rental rates, concession and occupancy levels at comparable properties, along with projected product delivery and absorption rates. We will then utilize our double underwriting approach to verify and refine all assumptions provided by leveraging the local market knowledge and expertise of members of our network. Only those real estate assets meeting our investment criteria will be accepted for inclusion in our portfolio.

•	Risk Management. Risk management is a fundamental principle in the construction of our portfolio and in the management of each investment. Prior to the purchase of any individual asset or portfolio, our investment team will develop a ‘360-degree’ asset-level business strategy. The business strategy consists of a detailed forecast of the action items to be taken and the capital needed to achieve the anticipated returns. We regularly review asset-level business strategies to anticipate changes or opportunities in the market during a given phase of a real estate cycle. In addition, we conduct extensive property level diligence leveraging our joint venture partners and third-party experts, including reviewing title and performing physical inspections.

When evaluating potential acquisitions and dispositions, we generally consider a variety of factors, including both market-level factors and property-level factors. Market-level factors include: income levels and employment growth trends in the relevant market; employment, household growth and net migration of the relevant market’s population; and barriers to entry that would limit competition (zoning laws, building permit availability, supply of undeveloped or developable real estate and local building costs and construction costs). Property-level factors include: the location, construction quality, condition and design of the property; the current and projected cash flow of the property and the ability to increase cash flow; the potential for capital appreciation of the property; purchase price relative to the replacement cost of the property; the potential for rent increases; the potential for economic growth and the tax and regulatory environment of the community in which the property is located; the occupancy and demand by residents for properties of a similar type in the vicinity (the overall market and submarket); the prospects for liquidity through sale, financing or refinancing of the property; the benefits of integration into existing operations; purchase prices and yields of available existing stabilized properties, if any; competition from existing properties and properties under development and the potential for the construction of new properties in the area; and potential for opportunistic selling based on demand and price of high quality assets, including condominium conversions.

While our pace of acquisition is dependent on a variety of factors, including availability of capital, we believe the infrastructure provided by our manager and our network provides us with the ability to achieve an average acquisition pace of 500 to 1,000 homes per month. Newly acquired homes are generally rent-ready within 75 days from acquisition, although the timing associated with this process will vary based on a number of factors, including location, acquisition channel, construction quality and design of the property, whether the property was vacant when acquired, and the condition of the property at acquisition. Such factors can also result in significant variance in the costs associated with the preparation of newly acquired homes for rental. The cost associated with the preparation of newly acquired homes, in the company’s experience, has historically ranged from $0 to $20,000 per unit, with an average cost of $500 to $1,000 per unit, although such costs are subject to a variety of factors out of the company’s control and which are subject to change, including the cost of labor and cost of materials. In addition, we believe our rigorous underwriting process for the evaluation of potential investments will enable us to utilize our value-add renovation strategy to cost-effectively maximize the income-producing capacity and potential for capital appreciation of our investments.

Property Management and Leasing

The day-to-day aspects of property management and leasing are generally conducted by our joint-venture partners or third-party managers with extensive local experience, with oversight to be performed by our Manager’s asset management team. We believe this approach maximizes efficiencies and allows us to leverage local expertise. With respect to potential tenants, our property managers perform a thorough underwriting process tailored to the specific property, in accordance with local market practice and local, state and federal regulations. The typical application and evaluation process includes obtaining appropriate identification, a thorough evaluation of credit history and household income, and a review of the applicant’s rental and other payment history, and may include a background check for criminal activity for all proposed occupants over the age of 18. We also generally require a minimum income-to-rent ratio, and seek tenants with household income that exceeds the median household income of the market in which the property is located. Many additional factors are also taken into consideration during the prospective tenant evaluation process, which may include household size and tenure at current job.

Our Environmental, Social and Governance Policies

Environmental: Improvements with the Environment in Mind. In keeping with our Environmental Sustainability Policy, we undertake a variety of environmental sustainability initiatives, including the installation of energy- and water-conserving fixtures at many of our upgraded properties. Our value-add investment model generates a continually-replenishing opportunity for us to improve the environmental impact of older, less sustainable properties throughout the U.S., while our ground-up, build-to-rent developments incorporate environmentally sound principles from inception. Our due diligence process incorporates evaluation of environmental impacts, which are factored into our projections for acquisition or investment, affording us the functional and financial flexibility to develop or retrofit homes to operate more responsibly in a changing environment.

Social: Social Responsibility. Consistent with our Human Rights Policy, we strive to respect and promote all human rights, consistent with the UN Guiding Principles on Business and Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights. We maintain a diverse board of directors, both by ethnicity and gender, and remain committed to ensuring the preservation of human rights in our relationships with our employees, partners and tenants. We are very pleased to report that our most recent engagement survey showed that 87% of the employees of Bluerock are proud to work for the Bluerock family of companies.

In the creation of our portfolio, we are especially proud that we are able to address a critical and growing need for quality, well-managed and affordable homes in desirable communities, striving to demonstrate the possibility of embracing both people and profits. As we discuss below, according to a study by the Joint Center for Housing Studies of Harvard University (March 2024), rent-burdened households hit a record high in 2022, as half of all households spent more than the recommended 30% of income on rent and utilities. Through our focus on the middle-income and rent-burdened renter with our build-to-rent investment strategy, we are seeking to deliver a supply of affordable, well-maintained, residential housing options, both for renters by choice as well as by necessity.

Governance: Corporate Governance. We have established a governance framework that fosters effective stewardship of investor and stockholder capital, promotes an ethical and transparent approach to doing business, and encourages board diversity. We are committed to operating our business under strong and accountable corporate governance practices and have structured our corporate governance in a manner that we believe aligns our interests with those of our stockholders. Key attributes of our corporate governance structure include the following:

•	Majority of Board Is Independent. Four of the five members of our board of directors are independent for purposes of the NYSE American corporate governance listing standards and Rule 10A-3 under the Exchange Act.

•	Board of Directors Will Not Be Staggered. Each of our directors will be subject to re-election annually.

•	Lead Independent Director. Our lead independent director structure promotes strong, independent oversight of our management and affairs.

•	Fully Independent Key Board Committees. We have fully independent Audit, Compensation and Nominating and Corporate Governance Committees.

•	Commitment to Board Diversity. Of the five expected members of our board of directors, one is female and four self-identify as an ethnic minority.

•	Code of Business Conduct and Ethics. Our directors, officers and employees are subject to our Code of Business Conduct and Ethics, fostering the highest standards of ethics and conduct in all aspects of our business.

•	Stock Ownership Guidelines. To better align the interests of our directors and executive officers with those of our stockholders, we have adopted Stock Ownership Guidelines to require executive officers to maintain specified minimum levels of ownership in our common stock, ranging (depending on position) from $750,000 to $2.5 million. Our Stock Ownership Guidelines further require our independent directors to own shares of our common stock valued at a minimum of three times their annual cash retainer for service on the board of directors.

•	Anti-Hedging Policy. Our insider trading policy expressly prohibits our directors, officers and employees from engaging in certain hedging transactions with respect to any of our securities at any time.

•	Pledging Policy. Our Pledging Policy prohibits our directors and executive officers from pledging, or otherwise using as collateral to secure any loan or other obligation, any of our securities that he or she is required to hold pursuant to our Stock Ownership Guidelines.

•	Clawback Policy. Our Clawback Policy provides for the possible recoupment from our Manager of Incentive Fees in the event of an accounting restatement of our financial statements due to our material noncompliance with any financial reporting requirements under the securities laws (other than due to a change in applicable accounting methods, rules or interpretations).

•	We Value Stockholder Input. We will conduct regular and active stockholder engagement.

Regulations

Our investments are subject to various federal, state and local laws, ordinances and regulations, including, among other things, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments.

Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future.

Human Capital

We have no employees and we rely on the employees of our Manager and its affiliates to conduct our operations. In order to attract and retain high performing individuals, our Manager and its affiliates are committed to partnering with its employees to provide opportunities for their professional development and promote their well-being. To that end, our Manager or its affiliates have undertaken various initiatives, including the following:

•	implementing an Environmental, Social, and Corporate Governance Initiative to codify and disclose its commitment to good corporate citizenship, including the appointment of an internal corporate responsibility committee in support of its ongoing commitment to sustainability, health and safety, corporate social responsibility, corporate governance, and other public policy matters;

•	providing department-specific training, access to online training seminars and opportunities to participate in industry conferences;

•	providing annual reviews and regular feedback to assist in employee development and providing opportunities for employees to provide suggestions to management and safely register complaints;

•	providing family leave, for example, for the birth or adoption of a child, as well as sick leave;

•	focusing on creating a workplace that values employee health and safety;

•	committing to the full inclusion of all qualified employees and applicants and providing equal employment opportunities to all persons, in accordance with the principles and requirements of the Equal Employment Opportunities Commission and the principles and requirements of the Americans with Disabilities Act; and

•	recognizing the importance and contributions of a diverse workforce, with an appreciation for the unique perspectives and insights offered by diverse backgrounds.

Legal Proceedings

We are not party to, and none of our properties are subject to, any material pending legal proceeding.

Investment Company Act Limitations

We intend to conduct our operations so that neither the company, nor the Operating Partnership, nor a subsidiary of the Operating Partnership will be required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, or the “40% test.” Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The company is organized as a holding company that conducts its businesses primarily through the Operating Partnership and our direct or indirect wholly-owned or majority-owned subsidiaries. The company and the Operating Partnership do not and will not hold themselves out as investment companies. Both the company and the Operating Partnership intend to conduct their operations so that they comply with the limits imposed by the 40% test. We expect the focus of our business will involve investments in real estate, buildings, and other assets that can be referred to as “sticks and bricks” and therefore we will not be an investment company under Section 3(a)(1)(A) of the Investment Company Act. The securities issued to our Operating Partnership by any wholly owned or majority-owned subsidiaries that we may form in the future that are excepted from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities the Operating Partnership may itself own, will not have a value in excess of 40% of the value of the Operating Partnership’s total assets on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe neither the company nor the Operating Partnership nor any direct or indirect majority-owned or wholly-owned subsidiary will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the Operating Partnership’s wholly-owned or majority-owned subsidiaries, the company and the Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

The determination of whether an entity is a majority-owned subsidiary of its immediate parent company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least 50% of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we might need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

We may in the future organize special purpose subsidiaries of the Operating Partnership that will rely on Section 3(c)(7) for their Investment Company Act exemption and, therefore, the Operating Partnership’s interest in each of these subsidiaries would constitute an “investment security” for purposes of determining whether the Operating Partnership satisfies the 40% test. However, we expect that most of our other majority-owned subsidiaries will not meet the definition of investment company or rely on exemptions under either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Consequently, we expect that our interests in these subsidiaries (which we expect will constitute more than 60% of our assets on an unconsolidated basis) will not constitute investment securities. Consequently, we expect to be able to conduct our operations so that we are not required to register as an investment company under the Investment Company Act.

One or more of our current or to-be-formed subsidiaries may seek to qualify for an exemption from registration as an investment company under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption, as interpreted by the staff of the SEC, generally requires that at least 55% of a subsidiary’s portfolio must be comprised of “qualifying interests” and an additional 25% of the subsidiary’s portfolio be comprised of real estate-related interests, although this percentage may be reduced to the extent that more than 55% of the subsidiary’s assets are comprised of qualifying interests (as such terms have been interpreted by the staff of the SEC under the Investment Company Act), and no more than 20% may be comprised of assets that are neither qualifying interests nor real estate-related assets. Qualifying Interests for this purpose include mortgage loans and other assets such as certain “B” notes and tier one mezzanine loans, which the SEC staff in various no-action letters has determined are the functional equivalent of mortgage loans for the purposes of the Investment Company Act. We intend to treat as real estate-related assets any securities of companies primarily engaged in real estate businesses that are not within the scope of SEC positions and/or interpretations regarding qualifying interests and that are not, themselves, indirect wholly-owned subsidiaries of the Operating Partnership. Although we intend to monitor our portfolio periodically and prior to each investment acquisition or disposition, there can be no assurance that we will be able to maintain this exemption from registration for each of our subsidiaries.

In addition, we, the Operating Partnership and/or our subsidiaries may rely upon other exceptions and exemptions, including the exemptions provided by Section 3(c)(6) of the Investment Company Act (which exempts, among other things, parent entities whose primary business is conducted through majority-owned subsidiaries relying upon the exemption provided by Section 3(c)(5)(C), discussed above), from the definition of an investment company and the registration requirements under the Investment Company Act.

Qualification for exemption from registration under the Investment Company Act could limit our ability to make certain investments. For example, these restrictions could limit the ability of a subsidiary seeking to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act to invest in securities that the SEC has not deemed qualifying interests.

However, there can be no assurance that the laws and regulations governing the Investment Company Act status of REITs (and/or their subsidiaries), including actions by the SEC or the SEC staff providing more specific or different guidance regarding these exemptions, will not change in a manner that adversely affects our operations. For example, on August 31, 2011, the SEC issued a concept release requesting comments regarding a number of matters relating to the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, including the nature of assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. To the extent that the SEC or the SEC staff provides more specific guidance regarding any of the matters bearing upon such exceptions, exemptions, or exclusions, or other exemptions from the definition of investment company under the Investment Company Act upon which we may rely, we may be required to change the way we conduct our business or adjust our strategy or the activities of our subsidiaries accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

If we fail to qualify for an exemption from registration as an investment company or an exclusion from the definition of an investment company, our ability to use leverage and other business strategies would be substantially reduced, and our business will be materially and adversely affected if we fail to qualify for an exemption or exclusion from regulation under the Investment Company Act. If we did become an investment company, we might be required to revise some of our current policies to comply with the Investment Company Act. This would require us to incur the expense and delay of holding a stockholder meeting to vote on proposals for such changes. Please see “Risk Factors— Investment Company Risks—We are not registered as an investment company under the Investment Company Act, and therefore we will not be subject to the requirements imposed on an investment company by the Investment Company Act which may limit or otherwise affect our investment choices.” Please also see “Risk Factors—Investment Company Risks—If the Company or the Operating Partnership is required to register as an investment company under the Investment Company Act, the additional expenses and operational limitations associated with such registration may reduce your investment return or impair our ability to conduct our business as planned.”

Additional Private Placements By the Operating Partnership

The Operating Partnership may also offer undivided beneficial or similar interests in certain residential properties, including traditional multifamily apartment communities, placed into one or more Delaware statutory trust(s) by the Operating Partnership or its affiliates to accredited investors in private placements exempt from registration under the Securities Act. Such interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. The interests underlying the real properties subject to such private placements would be leased back by an indirect wholly-owned subsidiary of the Operating Partnership on a long term basis, which lease agreements would be supported by a demand note from the Operating Partnership. Currently such leases are structured with a ten year term, but may be longer in the future. Such real properties would be subject to a fair market value purchase option whereby the Operating Partnership would have the right, but not the obligation, to acquire the interests from investors at a later time in exchange for OP Units.

MANAGEMENT

Executive Officers

The individuals listed as our executive officers below also serve as officers of our Manager. As executive officers of our Manager, they manage the day-to-day affairs and carry out the directives of our board of directors in the review, selection and recommendation of investment opportunities and operating acquired investments and monitoring the performance of those investments to ensure that they are consistent with our investment objectives.

The following table sets forth certain information concerning our executive officers:

Name	Age*	Position(s)
R. Ramin Kamfar	61	Chief Executive Officer
Jordan Ruddy	62	President
Ryan S. MacDonald	42	Chief Investment Officer
James G. Babb, III	60	Chief Strategy Officer
Christopher J. Vohs	49	Chief Financial Officer and Treasurer
Michael DiFranco	60	Executive Vice President, Operations
Jason Emala	46	Chief Legal Officer and Secretary

* As of July 1, 2025.

R. Ramin Kamfar, Chief Executive Officer. Mr. Kamfar serves as Chief Executive Officer of our Manager, and as the Chairman of our board of directors and as our Chief Executive Officer. Mr. Kamfar served as Chairman of the board of directors and Chief Executive Officer of Bluerock Residential Growth REIT, Inc. from August 2008 to October 2022. In addition, Mr. Kamfar has served as Chairman of the board of trustees of Bluerock Total Income + Real Estate Fund, a closed-end interval fund organized by Bluerock, since 2012, and as Chairman of the board of trustees of Bluerock High Income Institutional Credit Fund, a closed-end interval fund organized by Bluerock, since 2022. Mr. Kamfar has also served as Chairman of the board of directors of Bluerock Industrial Growth REIT, Inc. and Chief Executive Officer of its external manager, Bluerock Industrial Manager, LLC, since 2021. Mr. Kamfar is the Founder and has also served as the Chairman and Chief Executive Officer of Bluerock since 2002. Mr. Kamfar has approximately 30 years of experience in various aspects of real estate, private equity, and investment banking. From 1988 to 1993, Mr. Kamfar worked as an investment banker at Lehman Brothers Inc., New York, New York, where he specialized in mergers and acquisitions and corporate finance. From 1993 to 2002, Mr. Kamfar built a startup into a leading public company in the “fast casual” market now known as Einstein Noah Restaurant Group, Inc. Mr. Kamfar received an M.B.A. degree with distinction in Finance from The Wharton School of the University of Pennsylvania, and a B.S. degree with distinction in Finance from the University of Maryland, College Park.

Jordan B. Ruddy, President. Mr. Ruddy serves as President of our Manager, and as our President. Mr. Ruddy served as Chief Operating Officer and President of Bluerock Residential Growth REIT, Inc. from August 2008 to October 2022. In addition, Mr. Ruddy has served as President of Bluerock Total Income+ Real Estate Fund, as well as co-portfolio manager of its adviser Bluerock Fund Advisor since October 2013, as President of Bluerock High Income Institutional Credit Fund, since 2022, and as President of Bluerock Industrial Growth REIT, Inc. and its external manager, Bluerock Industrial Manager, LLC since 2021. Mr. Ruddy joined Bluerock in 2002 and has continuously served in various senior management capacities for it and its affiliates.  Mr. Ruddy has approximately 30 years of experience in real estate acquisitions, financings, management and dispositions. Prior to joining Bluerock, Mr. Ruddy served as a real estate investment banker at Banc of America Securities LLC and Smith Barney Inc., as well as Vice President of Amerimar Enterprises, a real estate company specializing in value-added investments nationwide, where he managed acquisitions, financings, leasing, asset management and dispositions involving over 1.5 million square feet of commercial and multifamily real estate.  Mr. Ruddy received an M.B.A. degree in Finance and Real Estate from The Wharton School of the University of Pennsylvania, and a B.S. degree with high honors in Economics from the London School of Economics.

Ryan S. MacDonald, Chief Investment Officer.  Mr. MacDonald serves as Chief Investment Officer of our Manager, and as our Chief Investment Officer. Mr. MacDonald also currently serves as Co-Chairman of IQHQ, Inc. and on the board of directors for the Townsend Group. Mr. MacDonald served as the Chief Investment Officer of Bluerock Residential Growth REIT, Inc. from January 2021 to October 2022, and as its Chief Acquisitions Officer from October 2017 until January 2021. In addition, Mr. MacDonald has served as Chief Investment Officer of the external manager of Bluerock Industrial Growth REIT, Inc., Bluerock Industrial Manager, LLC, since 2021. Mr. MacDonald joined Bluerock in 2008 and has continuously served in various senior investment capacities. To date with Bluerock, Mr. MacDonald has been involved with real estate transactions with an aggregate value of approximately $11 billion.  Prior to joining Bluerock, Mr. MacDonald was an Investment Analyst for PNC Realty Investors. Mr. MacDonald received a B.A. in Economics from the University of Maryland, College Park.

James G. Babb, III, Chief Strategy Officer. Mr. Babb serves as Chief Strategy Officer of our Manager, and as our Chief Strategy Officer. Mr. Babb served as Chief Strategy Officer of Bluerock Residential Growth REIT, Inc. from January 2021 to October 2022, and previously served as its Chief Investment Officer from July 2008 until November 2013 and from October 2017 until January 2021. In addition, Mr. Babb has served as Chief Strategy Officer of the external manager of Bluerock Industrial Growth REIT, Inc, Bluerock Industrial Manager, LLC, since 2021. Mr. Babb joined Bluerock in 2007 and served as a Trustee of Bluerock Total Income + Real Estate Fund from 2012 until 2019.  He has been involved exclusively in real estate acquisition, management, financing and dispositions for approximately 30 years.  From 1992 to August 2003, Mr. Babb helped lead the residential and office acquisitions initiatives for Starwood Capital Group, or Starwood Capital.  Starwood Capital was formed in 1992 and during his tenure raised and invested funds on behalf of institutional investors through seven private real estate funds, which in the aggregate ultimately invested approximately $8 billion in approximately 250 separate transactions and was also active in Starwood Capital’s efforts to expand its platform to invest in Europe.  From August 2003 to July 2007, Mr. Babb founded Bluepoint Capital, LLC, a private real estate investment company focused on the acquisition, development and/or redevelopment of residential and commercial properties.  Mr. Babb received a B.A. degree in Economics from the University of North Carolina at Chapel Hill.

Christopher J. Vohs, Chief Financial Officer and Treasurer.  Mr. Vohs serves as Chief Financial Officer of our Manager, and as our Chief Financial Officer. Mr. Vohs served as Chief Financial Officer of Bluerock Residential Growth REIT, Inc. from October 2017 to October 2022. In addition, Mr. Vohs has served as Chief Financial Officer and Treasurer of Bluerock Industrial Growth REIT, Inc. and its external manager, Bluerock Industrial Manager, LLC, since 2021. Mr. Vohs joined Bluerock in July 2010 and has continuously served in various senior accounting and financial capacities for it and its affiliates. Prior to joining Bluerock, Mr. Vohs served as Corporate Controller for Roberts Realty Investors, Inc., a public multifamily REIT based in Atlanta, Georgia, from March 2009 to July 2010. From October 2004 to March 2009, Mr. Vohs worked at Pulte Homes, a nationwide builder of single-family homes, in various financial roles, including as Internal Audit Manager & Asset Manager and later as Vice President of Finance for Pulte’s Orlando and Southeast Florida operations.  From January 1999 to October 2004, Mr. Vohs worked as an Audit Manager for Deloitte & Touche, an international professional services firm, where he earned his CPA certification.  Mr. Vohs received his B.A. degree in Accounting from Michigan State University.

Michael DiFranco, Executive Vice President, Operations. Mr. DiFranco serves as Executive Vice President, Operations of our Manager, and as our Executive Vice President, Operations. Mr. DiFranco served as Executive Vice President, Operations of Bluerock Residential Growth REIT, Inc. from November 2018 to October 2022, with responsibility for the operational and financial performance of its multi-family housing portfolio. Previously, from 2005 to 2016, Mr. DiFranco held several roles of increasing responsibilities with Apartment & Investment Management Company (NYSE: AIV), including serving four years as Senior Vice President of Financial Operations. From 2016 to 2018, Mr. DiFranco served as Senior Vice President of Financial Operations with The Irvine Company Apartment Communities, overseeing Revenue Management, Business Intelligence and Portfolio Management.  Mr. DiFranco received a B.A. in Business from Texas A&M University, College Station, an M.B.A. from The University of Texas at Austin, and an M.S. in Information Systems from The University of Colorado, Denver.

Jason Emala, Chief Legal Officer and Secretary. Mr. Emala serves as Chief Legal Officer and Secretary of our Manager, and as our Chief Legal Officer and Secretary. Mr. Emala has served as Secretary of Bluerock Total Income+ Real Estate Fund, as well as General Counsel of both Bluerock Capital Markets and Bluerock Asset Management since May 2018. In addition, Mr. Emala has served as Secretary of Bluerock High Income Institutional Credit Fund since 2022, and as Secretary of Bluerock Industrial Growth REIT, Inc. and its external manager, Bluerock Industrial Manager, LLC and as Chief Legal Officer of its external manager, Bluerock Industrial Manager, LLC, since 2021. Mr. Emala has served as General Counsel of Bluerock since October 2022. Prior to joining Bluerock in May 2018, Mr. Emala held senior legal positions at a number of sponsors/broker-dealers in the alternative investment space, including Cantor Fitzgerald from June 2016 to May 2018.  Prior to these roles, Mr. Emala was an associate at international law firms White & Case, LLP and Fried, Frank, Harris, Shriver & Jacobson LLP. Mr. Emala earned a B.S. in Finance from the University of Maryland, College Park, a J.D., with honors, from the George Washington University Law School and an LLM in Securities and Financial Regulation from the Georgetown University Law Center.

Board of Directors

We operate under the direction of our board of directors. Our board of directors is responsible for the management and control of our affairs. Our board of directors retained our Manager to manage our day-to-day operations and our portfolio of real estate assets, subject to the supervision of our board of directors. We have five directors, four of whom have been determined to be independent directors as defined by the listing standards of the NYSE American. The members of our board of directors will each serve for a one-year term expiring at our first annual meeting of stockholders, and until their respective successors are duly elected and qualify.

The information presented below highlights each director’s specific experience, qualifications, attributes and skills. We believe that all of our directors have a reputation for integrity, honesty, and adherence to high ethical standards. Each has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service. In addition to meetings of the various committees of our board of directors, which committees we describe below, we expect our directors to hold at least four regular board meetings each year.

We will continue to review the composition of our board of directors in an effort to assemble a group that can best perpetuate the success of our business and represent the interests of our stockholders through the exercise of sound judgment using its diversity of experience in various areas.

The following table sets forth certain information concerning the members of our board of directors:

Name	Age*	Position(s)
R. Ramin Kamfar	61	Chairman of the Board
I. Bobby Majumder	56	Lead Independent Director
Elizabeth Harrison	60	Director
Kamal Jafarnia	58	Director
Romano Tio	65	Director

* As of July 1, 2025.

The background and experience of Mr. Kamfar is described above in “Management—Executive Officers.”

I. Bobby Majumder. Mr. Majumder has served as an independent member of our board of directors since October 2022. Mr. Majumder served as an independent member of the board of directors of Bluerock Residential from January 2009 to October 2022. Mr. Majumder is a partner at the law firm of Frost Brown Todd. Mr. Majumder specializes in corporate and securities transactions with an emphasis on the representation of underwriters, placement agents and issuers in both public and private offerings, private investment in public equity (PIPE) transactions and venture capital and private equity funds. Prior to Frost Brown Todd, Mr. Majumder was a partner at the law firm of Reed Smith from May 2019 to September 2021, where he served as the Managing Partner of the firm’s Dallas office and firmwide Co-Chair of the firm’s India practice. Prior to Reed Smith, Mr. Majumder was a partner at the law firm of Perkins Coie from March 2013 to May 2019. Prior to Perkins Coie, Mr. Majumder was a partner in the law firm of K&L Gates LLP from May 2005 to March 2013. From January 2000 to April 2005, Mr. Majumder was a partner at the firm of Gardere Wynne Sewell LLP. Through his law practice, Mr. Majumder has gained significant experience relating to the acquisition of a number of types of real property assets including raw land, improved real estate and oil and gas interests. Mr. Majumder also has served as an independent trustee on the Board of Trustees of Bluerock Total Income + Real Estate Fund, since 2012 and as an independent trustee on the Board of Trustees of Bluerock High Income Institutional Credit Fund, since 2022. He is an active member of the Park Cities Rotary Club, a charter member of the Dallas Chapter of The Indus Entrepreneurs and an Associate Board member of the Cox School of Business at Southern Methodist University. Mr. Majumder is NACD Directorship Certified®. Mr. Majumder received a J.D. degree in 1993 from Washington and Lee University School of Law and a B.A. degree in 1990 from Trinity University.

Elizabeth Harrison. Ms. Harrison has served as an independent member of our board of directors since October 2022. Ms. Harrison served as an independent member of the board of directors of Bluerock Residential from July 2018 to October 2022. Ms. Harrison has over 23 years of branding and marketing experience. Ms. Harrison serves as the CEO and Principal of H&S Communications (“H&S”), a full-service marketing, branding and public relations agency with offices in New York, Miami and Los Angeles, which she co-founded in 1995. Having organized the sale of H&S to Omnicom Group (NYSE: OMC), a leading global marketing and corporate communications company, in 2003, where she continued to serve as CEO, Ms. Harrison reacquired H&S from Omnicom Group in 2020. As CEO of H&S, Ms. Harrison is responsible for the company’s operations and strategic development, while overseeing communications, partnerships and marketing for clients that include real estate developers, luxury hotel properties and travel technology companies on a global level. In 2011, H&S became the complementary sister-agency of Ketchum, a leading global communications consultancy. Ms. Harrison is the co-author of several books and is frequently invited to share her luxury branding expertise at high-profile conferences and summits, most recently including Harvard’s 5th Annual CEO Roundtable: Building Leading Brands and Driving Growth. Ms. Harrison has also served as a panelist for Step Up Women’s Network’s “View from the Top” seminar. Ms. Harrison has served on the boards of Love Heals and the Alison Gertz Foundation for AIDS Education, and also works closely with the Ars Nova Theater Group. Ms. Harrison received a B.A. degree in 1986 from Sarah Lawrence College.

Kamal Jafarnia. Mr. Jafarnia has served as an independent member of our board of directors since October 2022. Additionally, Mr. Jafarnia served as an independent member of the board of directors of Bluerock Residential from June 2019 to October 2022. Mr. Jafarnia currently serves as Chief Legal Officer and Secretary of Vise Technologies, Inc. (“Vise”). Prior to Vise, Mr. Jafarnia worked as General Counsel, Executive Vice President and Secretary of Opto Investments, Inc. (formerly known as Lonsdale Digital Management, Inc.), and currently serves as a member of its external advisory board. Previously, Mr. Jafarnia served as General Counsel and Chief Compliance Officer at Artivest Holdings, Inc., which position he held from October 2018 until February 2021, and as Chief Compliance Officer of Altegris Advisors LLC, which was the advisor to the Altegris KKR Commitments Fund. Prior to Artivest, Mr. Jafarnia served as Managing Director for Legal and Business Development at Provasi Capital Partners LP. Prior to that, from October 2014 to December 2017, he served as Senior Vice President of W.P. Carey Inc. (NYSE: WPC), as well as Senior Vice President and Chief Compliance Officer of Carey Credit Advisors, Inc. and as Chief Compliance Officer and General Counsel of Carey Financial, LLC. Prior to joining W. P. Carey Inc., Mr. Jafarnia served as Counsel to two American Lawyer Global 100 law firms in New York. From March 2014 to October 2014, Mr. Jafarnia served as Counsel in the REIT practice group at the law firm of Greenberg Traurig, LLP. From August 2012 to March 2014, Mr. Jafarnia served as Counsel in the Financial Services & Products Group and was a member of the REIT practice group of Alston & Bird, LLP. Between 2006 and 2012, Mr. Jafarnia served as a senior executive, in-house counsel, and Chief Compliance Officer for several alternative investment program sponsors, including, among others, American Realty Capital, a real estate investment program sponsor, and its affiliated broker-dealer, Realty Capital Securities, LLC. In addition, Mr. Jafarnia, historically, had served as a non-executive independent member of the board of directors of Ashford Hospitality Trust, Inc. (NYSE: AHT) from January 2013 through January 2025. Mr. Jafarnia also has served as an independent trustee on the Board of Trustees of Bluerock Total Income + Real Estate Fund since 2021 and as an independent trustee on the Board of Trustees of Bluerock High Income Institutional Credit Fund since 2022. Mr. Jafarnia received an LL.M. in Securities and Financial Regulation in 2011 from Georgetown University Law Center, a J.D. degree in 1992 from Temple University and a B.A. degree in economics and government in 1988 from the University of Texas at Austin.

Romano Tio. Mr. Tio has served as an independent member of our board of directors since October 2022. Additionally, Mr. Tio served as an independent member of the board of directors of Bluerock Residential from January 2009 to October 2022. Mr. Tio served as Senior Managing Director of Greystone, a commercial real estate finance and investment firm, from March 2021 to March 2023. From June 2017 to March 2021, Mr. Tio served as Senior Managing Director at Ackman-Ziff, an institutional real estate capital advisory firm. From May 2009 to June 2017, Mr. Tio served as Managing Director of RM Capital Management LLC, a boutique real estate investment and advisory firm. From January 2008 to May 2009, Mr. Tio served as a Managing Director and co-head of the commercial real estate efforts of HCP Real Estate Investors, LLC, an affiliate of Harbinger Capital Partners Funds, a $10+ billion private investment firm specializing in event/distressed strategies. From August 2003 until December 2007, Mr. Tio was a Managing Director at Carlton Group Ltd., a boutique real estate investment banking firm where he was involved in over $2.5 billion worth of commercial real estate transactions. Earlier in his career, Mr. Tio was involved in real estate sales and brokerage for 25 years. Mr. Tio also has served as an independent trustee of the Board of Trustees of Bluerock Total Income + Real Estate Fund since 2012 and as an independent trustee on the Board of Trustees of Bluerock High Income Institutional Credit Fund since 2022. Mr. Tio received a B.S. degree in biochemistry in 1982 from Hofstra University.

Committees of the Board of Directors

The board of directors has established three standing committees that perform certain delegated functions of the board: an audit committee, a compensation committee and a nominating and corporate governance committee. All of our committees consist solely of independent directors. The principal functions of these committees are briefly described below. Our board of directors may from time to time establish other committees to facilitate our management. The committee charters are available on our website at www.bluerock.com/bluerock-homes-trust/governance-documents.

Audit Committee

Our board of directors established an audit committee, which is comprised of three of our independent directors: I. Bobby Majumder, Kamal Jafarnia and Romano Tio. Mr. Majumder is the chairman of our audit committee and is designated as the “audit committee financial expert” as defined by the applicable rules promulgated by the SEC and the NYSE American corporate governance listing standards.

The audit committee meets on a regular basis, at least quarterly and more frequently as necessary. The audit committee’s primary functions are:

•	to evaluate and approve the audit and non-audit services and fees of our independent registered public accounting firm;

•	to periodically review the auditors’ independence; and

•	to assist our board of directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, management’s system of internal controls and procedures, and the audit and financial reporting process.

The audit committee also reviews and approves certain related party transactions, as described under “Certain Relationships and Related Party Transactions.” The audit committee fulfills these responsibilities primarily by carrying out the activities enumerated in the audit committee charter, as amended by the audit committee from time to time.

Compensation Committee

Our board of directors established a compensation committee, which is comprised of three of our independent directors: Romano Tio, Elizabeth Harrison and I. Bobby Majumder. Mr. Tio is the chairman of our compensation committee. Our compensation committee charter, as amended by the compensation committee from time to time, details the principal functions of the compensation committee. These functions include:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any;

•	evaluating our Chief Executive Officer’s performance in light of such goals and objectives, and determining and approving the remuneration of our Chief Executive Officer, if any, based on such evaluation;

•	reviewing and approving the compensation, if any, of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	overseeing plans and programs related to the compensation of our Manager, including fees payable to our Manager pursuant to the Management Agreement;

•	implementing and administering our incentive compensation equity-based remuneration plans, if any;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is comprised of three of our independent directors. None of these individuals have at any time served as an officer or employee of the company. None of our executive officers have served as a director or member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Nominating and Corporate Governance Committee

Our board of directors established a nominating and corporate governance committee, which is comprised of three of our independent directors: I. Bobby Majumder, Kamal Jafarnia, and Romano Tio. Mr. Majumder is the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee charter, as amended by the nominating and corporate governance committee from time to time, details the principal functions of the nominating and corporate governance committee. These functions include:

•	identifying and recommending qualified candidates to our full board of directors for election as directors, and recommending nominees for election as directors at the annual meeting of stockholders;

•	developing and recommending corporate governance guidelines to our board of directors, and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of our board of directors, including board size and composition, and committee composition and structure;

•	recommending nominees for each committee of our board of directors to our board of directors;

•	annually facilitating the assessment of the performance of our board of directors as a whole and of the individual directors, as required by applicable law, regulations and the NYSE American corporate governance listing standards; and

•	overseeing the evaluation by our board of directors of management.

Corporate Governance

We are committed to operating our business under strong and accountable corporate governance practices and have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders.

Corporate Governance Guidelines

Our board of directors has adopted Corporate Governance Guidelines to assist the board of directors in guiding our governance. The Corporate Governance Guidelines will be re-evaluated periodically and at least annually by the nominating and corporate governance committee in light of changing circumstances in order to ensure that the Corporate Governance Guidelines continue to serve our and our stockholders’ best interests.

Code of Business Conduct and Ethics

We will not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Manager or Bluerock or their respective officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct. However, our Code of Business Conduct and Ethics contains a conflicts of interest policy that prohibits our directors, officers and personnel, as well as officers and employees of our Manager and its affiliates and of Bluerock who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us. Notwithstanding the prohibitions in our Code of Business Conduct and Ethics, after considering the relevant facts and circumstances of any actual conflict of interest, our board of directors may, on a case-by-case basis and in its sole discretion, waive such conflict of interest for executive officers or directors, which must be promptly disclosed to stockholders. Waivers for other personnel may be made by our Chief Executive Officer. Waivers of our Code of Business Conduct and Ethics will be required to be disclosed in accordance with the NYSE American and SEC requirements. A copy of our Code of Business Conduct and Ethics is available at www.bluerock.com/bluerock-homes-trust/governance-documents.

Board Leadership Structure

We expect our board composition and our corporate governance guidelines to ensure strong oversight by independent directors. The audit committee, compensation committee and nominating and corporate governance committee of the board of directors are each composed entirely of independent directors. The board of directors is led by Mr. Kamfar. As Chairman of our board of directors, Mr. Kamfar is responsible for leading board meetings and meetings of stockholders, generally setting the agendas for board meetings (subject to the requests of other directors) and providing information to the other directors in advance of meetings and between meetings. As Chief Executive Officer, Mr. Kamfar manages our business under the direction of the board of directors and implements our policies as determined by the board of directors. Pursuant to our Corporate Governance Guidelines, the board of directors does not require the role of the Chairman of the board of directors and Chief Executive Officer to be separated. However, our Corporate Governance Guidelines requires the appointment of a lead independent director if the Chairman of the board of directors is not an independent director. Our lead independent director is I. Bobby Majumder. The role of our lead independent director includes the following duties:

•	call meetings of the independent directors, as needed;

•	develop the agendas for meetings of the independent directors;

•	preside at executive sessions of the independent directors;

•	confer regularly with the Chief Executive Officer; and

•	serve as a liaison between the Chief Executive Officer and the independent directors.

Director Independence

Under our Corporate Governance Guidelines, a majority of the members of our board of directors, and all the members of our audit committee, compensation committee, and nominating and corporate governance committee, must be “independent.” Our Corporate Governance Guidelines define an “independent” director in accordance with the NYSE American Company Guide and under applicable law. In addition, audit and compensation committee members are subject to the additional independence requirements of applicable SEC rules and NYSE American listing standards. Our Corporate Governance Guidelines require our board of directors to review the independence of all directors at least annually. A director is not independent unless our board of directors affirmatively determines that he or she does not have a material relationship with us (either directly or as a partner, director, member, stockholder or officer of an organization that has a relationship with us).

Board Role in Risk Oversight

While our Manager will be responsible for the day-to-day management of risks faced by the company, our board of directors, as a whole and through its committees, will have responsibility for the oversight of risk management. No less than quarterly, our entire board will review information regarding the company’s liquidity, borrowings, operations, legal and regulatory compliance and actual and expected material developments in our business, as well as the risks associated with each. In addition, each year the board of directors will review our investment strategies and objectives and their continued viability, and each quarter the directors will review variances in major line items between our current results and our budget from the prior quarter, review all significant changes to our projections for future periods and discuss risks related to our property portfolio. The board of directors will also oversee risk management with respect to certain real estate investments proposed by our Manager and our investment policies and procedures. The audit committee will oversee risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The compensation committee will review and approve, on an annual basis, the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any, and evaluate our Chief Executive Officer’s performance in light of such goals. The compensation committee will further review and approve, on an annual basis, the compensation, if any, of all of our other officers, and also administer our incentive compensation equity-based plans, if any. The nominating and corporate governance committee will be responsible for identifying and recommending to our full board of directors qualified candidates for election as directors, developing and recommending to our board of directors our Corporate Governance Guidelines, and implementing and monitoring such guidelines. Although the audit committee, compensation committee and nominating and corporate governance committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through reporting by each such committee about such risks.

Nomination of Directors

Our nominating and corporate governance committee, which consists of three of our independent directors, has adopted a nominating and corporate governance committee charter that details the committee’s principal functions. These functions include identifying and recommending to our full board of directors qualified candidates for election as directors, and recommending nominees for election as directors at the annual meeting of stockholders. Our bylaws provide that nominations of individuals for election to the board of directors at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is a stockholder of record at the record date set by the board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) by or at the direction of the board of directors, or (2) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is a stockholder of record at the record date set by the board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by our bylaws and at the time of the special meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of our bylaws.

Board Membership Criteria

Our business involves a wide range of real estate, financing, accounting, management and financial reporting issues. In light of our business and structure, the full board of directors will annually review the appropriate experience, skills and characteristics required of directors in the context of the then-current membership of the board of directors, and the nominating and corporate governance committee will consider the experience, mix of skills, and other qualities of the directors and nominees with respect to all director nominations to ensure appropriate board composition. This assessment will include, in the context of the perceived needs of the board of directors at that time, issues of knowledge, experience, judgment and skills, such as an understanding of the real estate and real estate finance industries, accounting or financial management expertise, or marketing and branding experience. Our nominating and corporate governance committee and board of directors will seek to nominate directors with diverse backgrounds, experiences and skill sets that complement each other so as to maximize the collective knowledge, experience, judgment and skills of the entire board of directors. In particular, the nominating and corporate governance committee and board of directors believe that directors and nominees with the following qualities and experiences can assist in meeting this goal:

•	Senior Leadership Experience. Directors with experience in significant leadership positions provide the company with perspective in analyzing, shaping and overseeing the execution of operational, organizational and strategic issues at a senior level. Further, such persons have a practical understanding of balancing operational and strategic goals and risk management.

•	Business Entrepreneurship and Transactional Experience. Directors who have a background in entrepreneurial businesses and growth transactions can provide insight into developing and implementing strategies for partnering in joint ventures and/or growing via mergers and acquisitions. Further, such directors have a practical understanding of the valuation of transactions and business opportunities and management’s plans for integration with existing operations.

•	Financial and Accounting Experience. An understanding of the financial markets, corporate finance, accounting requirements and regulations and accounting and financial reporting processes allows directors to understand, oversee and advise management with respect to the company’s operating and strategic performance, capital structure, financing and investing activities, financial reporting and internal control of such activities. The company seeks to have a number of directors who qualify as audit committee financial experts and expects all of its directors to be financially knowledgeable.

•	Real Estate Experience. An understanding of real estate issues, particularly with respect to real estate investment trusts, real estate development and residential rental properties, brings critical industry-specific knowledge and experience to our board of directors. Education and experience in the real estate industry is useful in understanding the company’s acquisition and development of residential rental properties and the competitive landscape of our industry.

•	Marketing and Branding Experience. Directors with extensive marketing, branding and communications experience can offer advice and insights with regard to strategic, operational and financial aspects of the company’s integrated and digital marketing. A background in brand management, customer engagement and e-commerce is valuable to the company’s development and implementation of strategies to strengthen our branding and marketing initiatives and build our overall brand position.

The composition of our board of directors will also reflect our commitment to diversity. We believe that multiple and varied points of view facilitate more balanced, wide-ranging discussion in the boardroom, and contribute to a more effective decision-making process. Of the five expected members of our board of directors, one is female, and four self-identify as ethnic minorities:

	Gender Diversity
Women:	1	20%
Men:	4	80%

	Ethnic Diversity
Minority:	4	80%
Non-minority:	1	20%

Other considerations in director nominations include the ability of the candidate to attend board meetings regularly and to devote an appropriate amount of time in preparation for those meetings. It also is expected that those nominated to serve as independent directors will be individuals who possess a reputation and hold positions or affiliations befitting a director of a publicly held company and who are actively engaged in their occupations or professions.

A vacancy in our board of directors may be filled only by the vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies or until his or her earlier death, resignation or removal. Any director may resign at any time. Our charter provides that any or all of our directors may be removed from office for cause, and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. For these purposes, “cause” means, with respect to any particular director, conviction of a felony or final judgment of a court of competent jurisdiction holding that such director caused demonstrable material harm to us through bad faith or active and deliberate dishonesty.

Each director will serve a term beginning on the date of his or her election and ending on the next annual meeting of the stockholders and when his or her successor is duly elected and qualifies. Under our bylaws, in order to be elected as a director, a director nominee must receive the affirmative vote of a plurality of all votes cast at a meeting at which a quorum is present. However, because holders of our common stock will have no right to cumulative voting for the election of directors, at each annual meeting of stockholders, the holders of the outstanding shares of common stock entitled to cast a majority of all the votes entitled to be cast on the matter will be able to elect all of the directors.

Director Attendance at Annual Meetings

Although we will have no policy with regard to attendance by the members of the board of directors at our annual meetings, we will invite and encourage all members of the board of directors to attend our annual meetings to foster communication between stockholders and the board of directors.

Contacting the Board of Directors

Any stockholder who desires to contact members of the board of directors may do so by writing to: Bluerock Homes Trust, Inc., Board of Directors, 919 Third Avenue, 40th Floor, New York, New York 10022, Attention: Secretary. Communications received will be distributed by our Secretary to such member or members of the board of directors as deemed appropriate by our Secretary, depending on the facts and circumstances outlined in the communication received. For example, if any questions regarding accounting, internal accounting controls and auditing matters are received, they will be forwarded by our Secretary to the audit committee for review.

Stock Ownership Guidelines

To further align the interests of our executive officers and directors with the interests of our stockholders, and to promote our commitment to sound corporate governance, our board of directors has implemented stock ownership guidelines for our executive officers and our independent directors.

The Stock Ownership Guidelines provide that, within five years of the later date of adoption of the guidelines or the date an individual first becomes subject to the guidelines upon becoming a director or executive officer:

•	our Chief Executive Officer will be required to own shares of our common stock, including restricted stock, valued at a minimum of $2.5 million;

•	all other executive officers will be required to own shares of our common stock, including restricted stock, valued at a minimum of $750,000; and

•	independent directors will be required to own shares of our common stock valued at a minimum of three times their annual cash retainer for service on the board of directors.

Any shares owned directly or indirectly (including shares owned in trust and including restricted stock) by the executive officer or director, or his or her spouse or minor children, will constitute qualifying shares that count toward satisfaction of the Stock Ownership Guidelines, and that any deferred or restricted stock units, OP Units and LTIP Units (with each such OP Unit and LTIP Unit counting as, and having a value equivalent to, one share of our common stock) owned by the executive officer or director will also constitute qualifying shares that count toward satisfaction of the Stock Ownership Guidelines. Any shares underlying stock options will not count toward satisfaction of the Stock Ownership Guidelines.

As of the date of this prospectus, we expect that all of our directors and executive officers will be in compliance with our Stock Ownership Guidelines or on track to be compliant within the five-year period specified by the guidelines.

Pledging Policy

Our board of directors has adopted a Pledging Policy Regarding Company Securities (the “Pledging Policy”). The Pledging Policy is designed to achieve the following goals:

•	prohibit any pledging by executive officers or directors for the purpose of hedging the pledgor’s exposure to fluctuations in the company’s stock price;

•	strictly limit the amount of leverage allowed on executive officer or director loans from third parties for which a portion of their holdings of company equity securities have been pledged as collateral, to protect the company and its stockholders from potential risks associated with a forced sale by the lender;

•	require audit committee pre-certification and pre-approval prior to the entry by any executive officer or director into any proposed loan or other arrangement requiring the pledging of company securities; and

•	foster and encourage our executive officers and directors to maintain and increase their equity ownership levels well above the levels mandated by the company’s Stock Ownership Guidelines, thereby strengthening the alignment of their economic interests in the company with those of stockholders, in part by permitting them, subject to the strict leverage restrictions, pre-approval and ongoing audit committee monitoring and oversight addressed above, to pledge a limited amount of their company equity to secure loans. Such limited pledging will offer them access to liquidity, for purposes other than to serve as a hedge, and provide them with an alternative to the sale of such company equity and the resulting, undesirable reduction in equity ownership and dilution of alignment of interests with stockholders.

Our board of directors will foster and encourage high levels of equity ownership of the company’s equity securities by our executive officers and directors in the interest of providing the strongest-possible incentive to align the interests of our executive officers and directors with those of our stockholders. Our board of directors believes that an absolute prohibition on pledging would run counter to these objectives, with the unintended and undesirable consequence of leaving our executive officers and directors with no means of accessing legitimate liquidity needs, other than by the sale of their company securities holdings.

The Pledging Policy entirely prohibits the company’s executive officers and directors from pledging, or otherwise using as collateral to secure any loan or other obligation, any company securities that such executive officer or director is required to hold pursuant to the company’s Stock Ownership Guidelines.

The Pledging Policy prohibits any pledging by executive officers or directors for the purpose of hedging the pledgor’s exposure to fluctuations in the company’s stock price.

The Pledging Policy strictly limits pledges by our executive officers and directors, subject to audit committee oversight, to only those company securities they hold in excess of the Stock Ownership Guidelines applicable to them (such excess, to the extent pledged, the “Pledged Shares”). The Pledging Policy requires executive officers and directors to pre-certify and obtain pre-approval from the audit committee for any such new pledging arrangement, and require re-certification to the audit committee of compliance with the Pledging Policy with respect to existing pledging arrangements. In addition, the Pledging Policy requires all pledgors to annually certify to the audit committee his or her ongoing compliance therewith.

The Pledging Policy further limits the number of permitted Pledged Shares by setting a maximum leverage rate of thirty percent (30%), such that the number of Pledged Shares cannot exceed, on an annual basis, thirty percent (30%) of the time-weighted value of the lender’s entire collateral package, inclusive of the Pledged Shares.

The audit committee monitors compliance with the Pledging Policy by requiring certain certifications from each executive officer or director with a new or existing loan secured in part by Pledged Shares. Prior to entering into any such new pledge, an executive officer or director must certify to the audit committee that the pledge is limited to only such company securities held in excess of the applicable Stock Ownership Guidelines, and that its sole purpose is not to serve as a hedging arrangement. With respect to previously existing pledge arrangements, promptly following adoption of the Pledging Policy, each executive officer or director must certify to the audit committee that its existing pledge arrangement is not for the sole purpose of serving as a hedging arrangement. In addition, within ten (10) days following each annual meeting of the company’s stockholders, each pledgor must certify to the audit committee that its Pledged Shares comprised thirty percent (30%) or less of the time-weighted value of the creditor’s collateral package, inclusive of the Pledged Shares.

The Pledging Policy’s restrictions, structuring and certification obligations are intended to mitigate the risks from a forced sale due to a default under the subject loan or as a result of a decline in the market price of our Class A common stock, should such market price be the valuation parameter applicable to the lender’s collateral package. First, even if an event occurred that would enable a lender to exercise forced sale rights, the fact that the Pledged Shares will be limited to thirty percent (30%) of the time-weighted collateral package means that the lender should have other sources of collateral with which to cover its loan, and thus may not pursue a forced sale, even if authorized to do so. Further, to the extent that the subject loan will have covenants tied to the value of its overall collateral package, valuing the Pledged Shares according to the market price of our Class A common stock mitigates the risk related to even a precipitous drop in such market price, as such a drop might not result in a significant reduction in the value of the lender’s overall collateral package to the point of causing a default, in which case, all else being equal, the lender would not have a forced sale right at all.

The Pledging Policy simultaneously fulfills the objectives and strategy of the board of directors to further the alignment of stockholder interests by heavily weighting the compensation of our executive officers and directors in company equity, while recognizing their legitimate need to access liquidity from their earned equity if desired, providing them with a method to do so without having to sell their equity to access that liquidity, thereby reducing their ownership and diluting their alignment with stockholder interests.

Anti-Hedging Policy

Our insider trading policy expressly prohibits the company’s directors, officers and employees from engaging in any of the following hedging transactions with respect to any company securities at any time: short sales (including short sales “against the box”); buying or selling puts or calls; buying financial instruments designed to hedge or offset any decrease in the market value of company securities owned by the individual directly or indirectly, including prepaid variable forward contracts, equity swaps, collars and exchange funds; and frequent trading to take advantage of fluctuations in share price.

Clawback Policy

Our compensation committee has adopted a policy on the possible recoupment, or “clawback,” of Incentive Fees from our Manager. The policy will be invoked in the event that (a) the company is required to restate its financial statements due to material noncompliance with any financial reporting requirement under U.S. federal securities laws (whether or not based on fraud or misconduct) and the board of directors or the compensation committee has not determined that such restatement (i) is required or permitted under GAAP in connection with the adoption or implementation of a new accounting standard, or (ii) was caused by the company’s decision to change its accounting practice, as permitted by applicable law, and (b) the performance measurement period with respect to such Incentive Fees includes one or more fiscal periods affected by such restatement.

In such event, under the terms of the policy, our board of directors or the compensation committee will determine whether, within three (3) completed fiscal years preceding the restatement date and any interim period, our Manager received Incentive Fees in excess of the amount to which it would otherwise have been entitled based on the restated financial statements (such excess amount, “Excess Compensation”). If the board of directors or the compensation committee determines that our Manager received Excess Compensation, the company will be entitled to recover such Excess Compensation from the Manager, and our board of directors or the compensation committee, in its sole discretion and subject to applicable law, will take such action as it deems necessary to recover such Excess Compensation. Such actions may include requiring repayment or return of prior Incentive Fees paid to our Manager, including Incentive Fees not affected by the accounting restatement, or adjusting the amounts of future fees payable to our Manager.

Compensation of Directors and Officers

Director Compensation

Based on discussions with and assistance from Farient Advisors (“Farient”), a nationally-known independent executive compensation and benefits consulting firm, the compensation committee has established a compensation program for our independent directors consisting of annual cash and equity retainers equal to $50,000 and $75,000, respectively. In addition, the lead independent director and audit committee chairman will each receive annual retainers of $15,000, and the compensation committee chairman and nominating and corporate governance chairman will each receive annual retainers of $10,000. Further, each member of the audit committee will receive annual retainers of $7,500, and each member of the compensation committee and the nominating and corporate governance committee will receive annual retainers of  $5,000, respectively. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Executive Officer Compensation

We do not currently have any employees. We are externally managed by our Manager pursuant to the Management Agreement, and all of our executive officers are employed by our Manager or its affiliates. We will not reimburse our Manager for compensation paid to our executive officers. We have not paid, and do not expect to pay in 2025, any cash or other compensation to our executive officers. Officers are eligible for awards under our BHM Equity Incentive Plan for Individuals, as described below.

Incentive Plans

Our board of directors has adopted and our stockholders have approved the Bluerock Homes Trust, Inc. Amended and Restated Equity Incentive Plan for Individuals (the “BHM Individuals Plan”) and the Bluerock Homes Trust, Inc. Amended and Restated Equity Incentive Plan for Entities (the “BHM Entities Plan”) to attract and retain independent directors, executive officers and other key employees, including officers and employees of our Manager and Operating Partnership and their affiliates and other service providers, including our Manager and its affiliates. Together, we refer to the BHM Individuals Plan and the BHM Entities Plan as the “BHM Incentive Plans.” The BHM Incentive Plans provide for the grant of options to purchase shares of our common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards, and will generally be administered by the compensation committee of our board of directors.

The following discussion summarizes the material provisions of the BHM Incentive Plans. The forms of the BHM Incentive Plans are filed as exhibits to our Current Report on Form 8-K filed with the SEC on June 12, 2025.

Eligibility

Employees and officers of our Company and our affiliates (including employees of our Operating Partnership and Manager), and members of our board of directors, will be eligible to receive grants under the BHM Individuals Plan. In addition, individuals who provide significant services to us or an affiliate, including individuals who provide services to us or an affiliate by virtue of employment with, or providing services to, our Operating Partnership or Manager, will be eligible to receive grants under the BHM Individuals Plan. An entity that provides significant services to us or an affiliate will be eligible to receive grants under the BHM Entities Plan.

Limitation of Awards to Non-Employee Directors

Under the BHM Incentive Plans, no non-employee director may be granted during any calendar year awards with respect to more than 40,000 shares of our common stock.

Share Authorization

The aggregate number of shares of our common stock authorized for issuance under the BHM Incentive Plans is 4,022,109, with (i) 1,625,000 shares available for issuance under the BHM Incentive Plans, and (ii) 2,397,109 shares subject to awards granted under the Bluerock Residential Growth REIT, Inc. Amended and Restated 2014 Equity Incentive Plan for Individuals and the Bluerock Residential Growth REIT, Inc. Amended and Restated 2014 Equity Incentive Plan for Entities (together, the “Prior Plans”) that may become available for issuance or reissuance, as applicable, under the BHM Incentive Plans if such awards are forfeited, canceled or otherwise terminated (other than by exercise).

In connection with stock splits, dividends, recapitalizations and certain other events, our board of directors will make equitable adjustments that it deems appropriate in the aggregate number of shares of our common stock that may be issued under the BHM Incentive Plans, the individual grant limit for Nonemployee Directors described below, and the terms of outstanding awards.

If any options or stock appreciation rights terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or are paid in cash without delivery of common stock or if any stock awards, performance units or other equity-based awards are forfeited, the shares of our common stock subject to such awards will again be available for purposes of the BHM Incentive Plans. Shares of our common stock tendered or withheld to satisfy the exercise price of an award or for tax withholding are not available for future grants under the BHM Incentive Plans. If shares of common stock are issued upon the exercise of a stock appreciation right, the number of shares available for future awards under the BHM Incentive Plans shall be reduced by the number of shares for which the stock appreciation right was exercised rather than the number of shares issued to the participant.

Awards Under the BHM Incentive Plans

Options

The BHM Individuals Plan authorizes the grant of incentive stock options (under Section 422 of the Code) and both the BHM Individuals Plan and the BHM Entities Plan authorize the grant of options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of our common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). Except for adjustments to equitably reflect stock splits, stock dividends or similar events, the exercise price of an outstanding option may not be reduced and no payment may be made to cancel an “underwater” option without the approval of our stockholders. The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of our common stock (or attestation of ownership of shares of our common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to an individual who is a “ten percent stockholder”). The administrator will prescribe when an option will become exercisable, but options generally will not become exercisable before the first anniversary of its grant, except in the event of the death or disability of the holder or a change in control of the company, and further provided that awards for up to five percent (5%) of the aggregate number of shares of common stock authorized for issuance under the BHM Incentive Plans may be granted or awarded without regard to the one-year minimum vesting requirement, in the discretion of the administrator. A participant cannot sell or dispose of more than fifty percent of the shares acquired under an option before the earlier of the first anniversary of the date of the option exercise or the date the participant is no longer employed by or providing services to us, or the Operating Partnership or our Manager. Incentive stock options may only be granted under the BHM Individuals Plan to our employees and employees of our subsidiaries.

Stock Awards

The BHM Incentive Plans also provide for the grant of stock awards. A stock award is an award of shares of our common stock that is subject to vesting requirements, restrictions on transfer and other restrictions as the administrator determines in its sole discretion on the date of grant, including the attainment of performance objectives. The restriction period generally will be at least one year, except in the event of the death or disability of the holder or a change in control of the company, and further provided that awards for up to five percent (5%) of the aggregate number of shares of common stock authorized for issuance under the BHM Incentive Plans may be granted or awarded without regard to the one-year minimum vesting requirement, in the discretion of the administrator. A participant may not sell or dispose of more than fifty percent of the shares acquired under a stock award before the earlier of the first anniversary of the date the stock award vests or the date the participant is no longer employed by or providing services to us, or the Operating Partnership or our Manager. A participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, voting rights and the right to receive distributions; provided that if a stock award does not vest solely on the basis of continued employment or service, dividends will be accumulated and paid only when, and to the extent that, the stock award vests. During the period when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of the participant’s stock award shares, (ii) the company will retain custody of any certificates and (iii) a participant must deliver a stock power to the company for each stock award.

Stock Appreciation Rights

The BHM Incentive Plans authorize the grant of stock appreciation rights. A stock appreciation right provides the participant with the right to receive, upon exercise of the stock appreciation right, a payment in cash, shares of our common stock or a combination of the two. The amount that the participant will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of our common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by the administrator but generally will not become exercisable before the first anniversary of the grant, except in the event of the death or disability of the holder or a change in control of the company, and further provided that awards for up to five percent (5%) of the aggregate number of shares of our common stock authorized for issuance under the BHM Incentive Plans may be granted or awarded without regard to the one-year minimum vesting requirement, in the discretion of the administrator. A participant cannot sell or dispose of more than fifty percent of the shares acquired under a stock appreciation right before the earlier of the first anniversary of the date the stock appreciation right is exercised or the date the participant is no longer employed by or providing services to us, or the Operating Partnership or our Manager. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted under the BHM Individuals Plan in tandem with an incentive stock option awarded to an individual who is a “ten percent stockholder.”

Performance Units

The BHM Incentive Plans also authorize the grant of performance units. Performance units represent the participant’s right to receive an amount, based on the value of a specified number of shares of our common stock, if performance goals or other requirements established by the administrator are met. The administrator will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. If the performance goals are met, payment will be made with respect to the performance units. Performance units will become earned or vested in accordance with terms determined by the administrator, but generally will not become earned or vested before the first anniversary of their grant, except in the event of the death or disability of the holder or a change in control of the company, and further provided that awards for up to five percent (5%) of the aggregate number of shares of our common stock authorized for issuance under the BHM Incentive Plans may be granted or awarded without regard to the one-year minimum vesting requirement, in the discretion of the administrator. Performance units will be paid in cash, shares of our common stock, other equity-based awards (including LTIP Units), other securities or property or a combination thereof. No more than fifty percent of the shares issued in settlement of performance units may be sold or disposed of before the first anniversary of the date that the shares were issued or the date that the participant is no longer employed by or providing services to us, or the Operating Partnership or our Manager.

Incentive Awards

The BHM Incentive Plans also authorize us to make incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. The administrator will establish the requirements that must be met before an incentive award is earned and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the administrator. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. The period in which the performance will be measured will be at least one year, and the administrator will determine the applicable performance goals and such other conditions that apply to the incentive award. If the performance goals are met, the incentive award will be paid. Incentive awards will become earned or vested in accordance with terms determined by the administrator, but generally will not become earned or vested before the first anniversary of their grant, except in the event of the death or disability of the holder or a change in control of the company, and further provided that awards for up to five percent (5%) of the aggregate number of shares of our common stock authorized for issuance under the BHM Incentive Plans may be granted or awarded without regard to the one-year minimum vesting requirement, in the discretion of the administrator. An incentive award that is earned will be settled in a single payment which may be in cash, our common stock, other equity-based awards (including LTIP Units), or a combination thereof. No more than fifty percent of the shares issued in settlement of an incentive award may be sold or disposed of before the first anniversary of the date that the shares are issued or the date that the participant is no longer employed by or providing services to us, or the Operating Partnership or our Manager.

Other Equity-Based Awards

The administrator may grant other types of stock-based awards as other equity-based awards, including LTIP Units, under the BHM Incentive Plans. Other equity-based awards are payable in cash, shares of our common stock or shares or units of such other equity, or a combination thereof, as determined by the administrator. The terms and conditions of other equity-based awards are determined by the administrator, and will include a requirement that performance objectives or other criteria be satisfied. Other equity-based awards generally will not become earned or vested before the first anniversary of their grant, except in the event of the death or disability of the holder or a change in control of the company, and further provided that awards for up to five percent (5%) of the aggregate number of shares of our common stock authorized for issuance under the BHM Incentive Plans may be granted or awarded without regard to the one-year minimum vesting requirement, in the discretion of the administrator. In addition, a participant may not sell or dispose of more than fifty percent of the shares of our common stock or other equity interests (including LTIP Units) covered by other equity-based awards before the earlier of the first anniversary of the date that the shares or interests become vested or the date that the participant is no longer employed by or providing services to us, or the Operating Partnership or our Manager.

LTIP Units are a special class of partnership interest in our Operating Partnership. Each LTIP Unit awarded will be deemed equivalent to an award of one share of the applicable common stock under the BHM Incentive Plans, reducing their aggregate share authorization for other awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP Units granted to participants. The vesting period for any LTIP Units, if any, will be determined at the time of issuance. LTIP Units, whether vested or not, will receive the same per-unit distributions as OP Units, which distributions will generally equal the per share distributions on shares of our common stock. This treatment with respect to distributions is similar to the expected treatment of our stock awards, which will generally receive full dividends whether vested or not. Initially, LTIP Units will not have full parity with OP Units with respect to liquidating distributions. Under the terms of the LTIP Units, our Operating Partnership will revalue its assets upon the occurrence of certain specified events, and any increase in the Operating Partnership’s valuation from the time of the last revaluation until such event will be allocated first to the holders of LTIP Units to equalize the capital accounts of such holders with the capital accounts of holders of OP Units. Upon equalization of the capital accounts of the holders of LTIP Units with the other holders of OP Units, the LTIP Units will achieve full parity with OP Units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP Units may be converted into an equal number of OP Units at any time, and thereafter enjoy all the rights of OP Units, including redemption/exchange rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a holder of LTIP Units will realize for a given number of vested LTIP Units will be less than the value of an equal number of shares of our common stock.

Dividend Equivalent Rights

The administrator may grant dividend equivalent rights in connection with the grant of performance units, other equity-based awards and incentive awards granted under the BHM Incentive Plans. Dividend equivalent rights may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been reinvested in shares of our common stock or otherwise reinvested) except that if the underlying award will not vest solely on account of continued employment or service, any dividend equivalents will be accumulated and paid only when and to the extent that the underlying award vests.

Change in Control

If we experience a change in control, the administrator may, at its discretion, provide that outstanding awards that are not exercised prior to the change in control will be assumed by the surviving entity, or will be replaced by a comparable substitute award of substantially equal value granted by the surviving entity.

Any time-based awards so assumed or replaced with substitute awards in connection with the Change in Control will vest in accordance with their original terms, except that any such time-based awards or substitute awards granted under the BHM Individuals Plan automatically become vested in full if  (A) the holder’s employment or service with the company, the successor entity, or an affiliate thereof is terminated (i) involuntarily without cause or following non-renewal of the holder’s employment agreement or services agreement, (ii) voluntarily by the holder with good reason, or (iii) on account of the holder’s death or disability, and (B) the holder remained in the continuous employ or service of the company, the successor entity, or the applicable affiliate thereof from the date of such change in control until the date of such termination of employment or service.

Any performance-based awards so assumed or replaced with substitute awards in connection with the change in control will be of the same type of award as the original performance-based awards, and will have a value, as of the date of such change in control, that is substantially equal to the value of the original performance-based awards. In addition, such assumed or substituted performance-based awards will continue to vest in accordance with the terms and conditions of the original performance-based awards being assumed or replaced; provided, that the performance objectives and measures of the original performance-based awards being assumed or replaced shall be adjusted as the administrator determines is equitably required. Notwithstanding the preceding sentence (and solely with respect to assumed or substitute awards for performance-based awards originally granted under the BHM Individuals Plan), if  (A) the holder’s employment with the company, the successor entity, or an affiliate thereof is terminated (i) involuntarily without cause, (ii) following non-renewal of the employment agreement, if any, between the holder and the company, the successor entity or the applicable affiliate thereof  (if the holder has an employment agreement requiring accelerated vesting in such case), (iii) voluntarily by the holder with good reason, or (iv) on account of the holder’s death or disability, and (B) the holder remained in the continuous employ of the company, the successor entity or the applicable affiliate thereof from the date of such change in control until the date of such termination of employment, then the assumed or substituted performance-based awards will automatically become vested with respect to a pro rata number of the shares or other securities subject to such assumed or substituted performance-based awards based on the extent to which the performance or other objectives are achieved as of the date of such termination of employment or service. Any portion of any such performance-based awards that does not become so vested will be forfeited.

On the date of such change in control, all outstanding awards under the BHM Incentive Plans that are not assumed or replaced with substitute awards in connection with the change in control will become fully vested, provided that any performance-based awards will vest at the greater of (A) the applicable target level and (B) the level of achievement of the performance objectives for the award as determined by the administrator taking into account performance through the latest date preceding the change in control (but not later than the end of the applicable performance period).

The administrator may also provide that any awards (or any portion thereof) that become vested in connection with the change in control as set forth above may be cancelled, in the sole discretion of the administrator, in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, in an amount substantially equal to (i) the price per share of common stock received by stockholders (in the case of vested shares of common stock), (ii) the amount by which the price per share of our common stock received by stockholders exceeds the option price or Initial Value (in the case of Options and SARs), and (iii) if applicable, the value of the other securities or property in which a Performance Unit or Other Equity-Based Award is denominated. However, in the case of Options and SARs, if the option price or Initial Value exceeds the price per share of our common stock received by stockholders in the change in control transaction, the Option or SAR may be cancelled without any payment to the holder.

In summary, a change in control under the BHM Incentive Plans occurs if:

•	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, more than 30% of the total combined voting power of our outstanding securities;

•	there occurs a merger, consolidation, reorganization, or business combination, unless the holders of our voting securities immediately prior to such transaction have more than 50% of the combined voting power of the securities in the successor entity or its parent;

•	we (i) sell or dispose of all or substantially all of our assets or (ii) acquire assets or stock of another entity, unless the holders of our voting securities immediately prior to such transaction have more than 50% of the combined voting power of the securities in the successor entity or its parent; or

•	during any period of twelve consecutive months, individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of our board of directors.

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a U.S. federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under the BHM Incentive Plans could be treated as parachute payments. In that event, the BHM Incentive Plans provide that the benefits under the BHM Incentive Plans, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the participant to receive greater after-tax benefits. The benefits under the BHM Incentive Plans and other plans and agreements will not be reduced, however, if the participant will receive greater after-tax benefits (taking into account the 20% excise tax payable by the participant) by receiving the total benefits. The BHM Incentive Plans also provide that these provisions do not apply to a participant who has an agreement with us providing that the participant cannot receive payments in excess of the safe harbor amount.

Clawback Policy

Any award granted under the BHM Incentive Plans, and any payment made with respect to any such award, are subject to the condition that we may require such award to be returned, and any payment made with respect to such award to be repaid, if such action is required under the terms of any Company recoupment or “clawback” (forfeiture or repayment) policy as in effect on the date the award was granted or if recoupment is required by any law, rule, requirement or regulation.

Amendment; Termination

Our board of directors may amend or terminate the BHM Incentive Plans at any time, provided that no amendment may adversely impair the rights of participants under outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve, among other things, any amendment that materially increases the benefits accruing to participants under the BHM Incentive Plans, materially increases the aggregate number of shares of our common stock that may be issued under the BHM Incentive Plans (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or materially modifies the requirements as to eligibility for participation in the BHM Incentive Plans. For the avoidance of doubt, without the approval of stockholders, our board of directors may not (except on account of stock dividends, stock splits, or other changes in capitalization) (a) reduce the option price per share of an outstanding option or the exercise price of a stock appreciation right, (b) cancel an outstanding option or stock appreciation right when the option price or exercise prices applicable exceeds the fair market value of our common stock or (c) take any other action that may be treated as a repricing of an option or stock appreciation right under the rules and regulations of the principal exchange on which the common stock is listed for trading. Unless terminated sooner by our board of directors or extended with stockholder approval, the BHM Incentive Plans will terminate on the tenth anniversary of the Distribution Date.

OUR MANAGER AND RELATED AGREEMENTS

Our Manager

We are externally managed and advised by our Manager, pursuant to a Management Agreement. See “—The Management Agreement.” Our Manager is primarily responsible for managing our day-to-day business affairs and assets and implementing our investment strategy, subject to the directives and supervision of our board of directors. Our Manager maintains a contractual as opposed to a fiduciary relationship with us. Our Manager conducts our operations and manages our portfolio of real estate investments. We have no paid employees.

The following table and biographical descriptions set forth certain information with respect to the individuals who serve as the senior officers of our Manager:

Name	Age*	Position(s)
R. Ramin Kamfar	61	Chief Executive Officer
Jordan Ruddy	62	President
Ryan S. MacDonald	42	Chief Investment Officer
James G. Babb, III	60	Chief Strategy Officer
Christopher J. Vohs	49	Chief Financial Officer and Treasurer
Michael DiFranco	60	Executive Vice President, Operations
Jason Emala	46	Chief Legal Officer and Secretary

*As of July 1, 2025.

The background and experience of Messrs. Kamfar, Ruddy, MacDonald, Babb, Vohs, DiFranco and Emala are described above in “Management —Executive Officers.”

Bluerock Real Estate

Our Manager is an affiliate of Bluerock Real Estate, L.L.C. (together with its affiliates, “Bluerock”), a leading institutional alternative asset manager based in New York with regional offices across the United States. Bluerock principals have a collective 100+ years of investing experience with more than $120 billion in real estate and capital markets experience and manage multiple well-recognized real estate private and public company platforms, including the successful seeding, public listing and operation of Bluerock Residential. Bluerock has over $15 billion in acquired and managed assets.

Management Agreement

We, the Operating Partnership and our Manager are parties to a Management Agreement (the “Management Agreement”). In connection with the execution of the Merger Agreement, the Bluerock Residential board of directors received an opinion from Robert A. Stanger & Company, Inc. that the terms of the Management Agreement are fair, from a financial point of view, to the company, and after consideration of this opinion and other documents and presentations, the non-management directors authorized the company to enter into the Management Agreement. The Management Agreement requires our Manager to manage our business affairs in conformity with our investment guidelines and other policies that are approved and monitored by our board of directors. Our Manager’s role as Manager is under the supervision and direction of our board of directors. Our Manager will not manage or advise any other entities and will not actively seek new management or advisory clients, although it will not be prohibited from doing so by the Management Agreement.

Management Services

Our Manager is responsible for, among other things, (i) the selection, purchase and sale of our portfolio investments, (ii) our financing activities, and (iii) providing us with advisory services. Our Manager is responsible for our day-to-day operations and will perform (or will cause to be performed) such services and activities relating to our investments and operations as may be appropriate, which may include, without limitation, the following:

•	serving as our consultant with respect to the periodic review of the investment guidelines and other parameters for our investments, financing activities and operations, any modification to which will be approved by the board of directors (including a majority of the independent directors);

•	investigating, analyzing, and selecting possible investment opportunities and acquiring, financing, retaining, selling, restructuring, exchanging or disposing of investments consistent with our investment guidelines;

•	with respect to prospective investment transactions and financing transactions, conducting negotiations (including negotiation of definitive agreements) on our behalf with sellers, purchasers, and brokers and, if applicable, their respective agents and representatives;

•	effecting any private placement of interest in the Operating Partnership, tenancy-in-common or other interests in investments as may be approved by the board of directors;

•	engaging and supervising, on our behalf and at our expense, independent contractors that provide investment banking, securities brokerage, mortgage brokerage, real estate brokerage, other financial services, due diligence services, underwriting review services, legal and accounting services, and all other services (including transfer agent and registrar services) as may be required relating to our operations and actual or potential investments, investment transactions or financing transactions;

•	coordinating and managing operations of any joint venture or co-investment interests held by us and conducting all matters with our joint venture or co-investment partners;

•	providing executive and administrative personnel, office space and office services required in rendering services to us;

•	administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our Manager and the board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

•	communicating on our behalf with the holders of any of our or the Operating Partnership’s equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

•	counseling the board of directors and us in connection with policy decisions to be made by the board of directors;

•	evaluating and recommending to the board of directors hedging strategies and engaging in hedging activities on our behalf, consistent with such strategies as so modified from time to time, our qualification as a REIT and with our investment guidelines;

•	counseling the board of directors and us regarding the qualification and maintenance of our qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Code and Treasury Regulations thereunder and using commercially reasonable efforts to cause us to qualify and continue to qualify for taxation as a REIT;

•	counseling us regarding the maintenance of our exemption from the status of an investment company required to register under the Investment Company Act, monitoring our compliance with the requirements for maintaining such exemption and using commercially reasonable efforts to cause us to maintain such exemption from such status;

•	furnishing reports and statistical and economic research to us regarding our activities and services performed for us by our Manager, including reports to the board of directors with respect to potential conflicts of interest involving our Manager or any of its affiliates;

•	monitoring the operating performance of our investments and providing periodic reports with respect thereto to the board of directors, including comparative information with respect to such operating performance and budgeted or projected operating results;

•	investing and reinvesting any of our moneys and securities (including investing in short-term investments pending investment in other investments, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders and the Operating Partnership’s partners), consistent with our qualification as a REIT, and advising us regarding our company’s capital structure and capital raising;

•	causing us to retain qualified accountants and legal counsel, as applicable, to assist us in developing appropriate accounting procedures and systems, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs and, if applicable, TRSs, and to conduct quarterly compliance reviews with respect thereto;

•	assisting us in qualifying to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

•	assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act or the Securities Act, or by the applicable Securities Exchange;

•	assisting us in taking all necessary action to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent required by the provisions of the Code applicable to REITs;

•	handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with our Manager or its affiliates), subject to such limitations or parameters as may be imposed from time to time by the board of directors;

•	using commercially reasonable efforts to cause expenses incurred by us or on our company’s behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by the board of directors from time to time;

•	serving as our consultant with respect to decisions regarding any of its financings, hedging activities, borrowings or joint venture arrangements undertaken by us, including (i) assisting us in developing criteria for debt and equity financing that is specifically tailored to our investment objectives, and (ii) advising us with respect to obtaining appropriate financing for our investments;

•	arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote our business;

•	performing such other services as may be required from time to time for management and other activities relating to our assets and business as our board of directors shall reasonably request or our Manager shall deem appropriate under the particular circumstances; and

•	using commercially reasonable efforts to cause us to comply with all applicable laws.

Liability and Indemnification

Pursuant to the Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager maintains a contractual as opposed to a fiduciary relationship with us (however, to the extent that officers of our Manager also serve as our officers, such officers will owe us duties under Maryland law in their capacity as our officers, which may include the duty to exercise reasonable care in the performance of such officers’ responsibilities, as well as the duties of loyalty, good faith and candid disclosure). Under the terms of the Management Agreement, our Manager, its officers, members, managers, directors, personnel, affiliates and any person providing sub-advisory services to our Manager will not be liable to us, our stockholders, partners, members or other holders of equity interests of us for acts or omissions performed in accordance with and pursuant to the Management Agreement, except because of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the Management Agreement as determined by a final non-appealable order of a court of competent jurisdiction, or those incurred in connection with our Manager’s proper release of our money or other property.

We agree to indemnify and hold harmless our Manager, its officers, members, managers, directors, personnel, affiliates and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of or arising from acts or omissions of such indemnified party not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Management Agreement as determined by a final, non-appealable order of a court of competent jurisdiction, or those incurred in connection with our Manager’s proper release of our money or other property, as set forth in the Management Agreement. Additionally, we agree to advance funds to any of the indemnified parties for legal fees and other costs and expenses incurred as a result of any claim, suit, action or proceeding for which indemnification is sought, provided that such indemnified party undertakes to repay the advanced funds to us in the event it is ultimately determined that indemnification is not appropriate. Our Manager agrees to indemnify and hold harmless us, our directors and officers, personnel, agents and affiliates with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of or arising from acts or omissions of our Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the Management Agreement or any claims by our Manager’s personnel relating to the terms and conditions of their employment by our Manager. Our Manager carries errors and omissions and other customary insurance naming us and our Operating Partnership as additional insureds.

Management Team

Pursuant to the terms of the Management Agreement, our Manager will be required to provide us with our management team, including a president, treasurer and secretary, along with appropriate support personnel, to provide the management services to be provided by our Manager to us. None of the officers or employees of our Manager or its affiliates will be dedicated exclusively to us.

Our Manager will be required to refrain from any action that, in its sole judgment made in good faith, (1) is not in compliance with the investment guidelines, (2) would adversely and materially affect our qualification as a REIT or the Operating Partnership as a partnership under the Code or our status as an entity exempted or excluded from investment company status under the Investment Company Act or (3) would conflict with or violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or of any securities exchange on which our securities are listed or our charter or bylaws. If our Manager is ordered to take any action by our board of directors, our Manager will promptly notify the board of directors if it is our Manager’s judgment that such action would adversely and materially affect such status or conflict with or violate any such law, rule or regulation or our charter or bylaws.

Term

The current term of the Management Agreement expires on October 6, 2025 and will be automatically renewed for a one-year term each year on October 6, unless earlier terminated or not renewed as described below. We may decline to renew the Management Agreement upon the affirmative vote of at least two-thirds of our independent directors that (1) there has been unsatisfactory performance by our Manager that is materially detrimental to us or (2) the Base Management Fee and Incentive Fee (each as defined below) payable to our Manager are not, taken as a whole, in accordance with then-current market rates charged by asset management companies rendering services similar to those rendered by our Manager, subject to our Manager’s right to prevent such non-renewal by accepting a reduction of the fees agreed to by at least two-thirds of our independent directors. We must provide 180 days’ notice prior to the end of the term, as renewed, of any such non-renewal. In the event of such non-renewal, the Termination Fee set forth below would be payable.

Our Manager may decline to renew the Management Agreement upon 180 days’ notice prior to the end of the term, as renewed, in which case no Termination Fee would be payable.

Termination for Cause

We may also terminate the Management Agreement at any time, including during the initial term, without the payment of the Termination Fee, upon 30 days’ prior written notice for cause, which is defined as:

•	our Manager, its agents or assignees breaches any material provision of the Management Agreement and such breach continues for a period of 30 days after written notice thereof, subject to a cure period;

•	there is the commencement of any proceeding relating to our Manager’s bankruptcy or insolvency, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•	there is a change of control of our Manager which a majority of our independent directors determines is materially detrimental to us;

•	our Manager is unable to perform its obligations under the Management Agreement;

•	our Manager is dissolved; or

•	our Manager commits fraud against us, misappropriates or embezzles funds of ours, or acts, or fails to act, in a manner constituting gross negligence, or acts in a manner constituting bad faith or willful misconduct, in the performance of its duties under the Management Agreement, subject to a cure period.

Our Manager may terminate the Management Agreement upon 60 days’ prior written notice in the event that we default in the performance of any material term, condition or covenant contained in the Management Agreement and such default continues for a period of 30 days after written notice thereof. In an event of termination by our Manager for cause, the Termination Fee set forth below would be payable.

Our Manager may terminate the Management Agreement if we become required to register as an investment company under the Investment Company Act, but no Termination Fee would be payable in such event.

Termination Fee

In the event a Termination Fee is payable, we will pay our Manager a termination fee equal to 3.00 times the sum of the Base Management Fee and Incentive Fee earned, in each case, by our Manager during the 12-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of non-renewal/termination.

Internalization

Upon the determination by at least two-thirds of our independent directors that, upon an internalization of our management, AFFO (as defined below) per share would be greater than AFFO per share immediately prior to such internalization, we may internalize, with consideration upon such internalization being paid by us to our Manager (the “Internalization Consideration”) equal to 2.75 times the sum of the Base Management Fee and Incentive Fee, in each case, earned by our Manager during the 12-month period immediately preceding such internalization, calculated as of the end of the most recently completed fiscal quarter before the date of the internalization. For the avoidance of doubt, the internalization may be structured as a contribution of our Manager or our Manager’s assets to our Operating Partnership in exchange for OP Units and/or cash, provided that at least 50% of the value of the Internalization Consideration will be satisfied in OP Units, or other tax-efficient transaction as agreed by our Manager and us.

Assignment

Our Manager may not assign the Management Agreement, except to an affiliate, without the consent of a majority of our independent directors.

We may not assign our rights or responsibilities under the Management Agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization which is our successor, in which case such successor organization will be bound under the Management Agreement and by the terms of such assignment in the same manner as we are bound under the Management Agreement.

Base Management Fee

We will pay our Manager a base management fee (the “Base Management Fee”) in an amount equal to 1.50% of our new stockholders’ equity, per year.

For purposes of calculating the Base Management Fee, our new stockholders’ equity means: (1) the sum of (i) the net asset value of the Operating Partnership (“Net Asset Value”) plus (ii) the net proceeds from the issuance of (or equity value assigned to) equity and equity equivalent securities in any subsequent offering (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance) plus (iii) retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (2) any amount that the company has paid to repurchase our common stock issued in any subsequent offering. New stockholders’ equity also excludes (a) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders’ equity as reported in our financial statements prepared in accordance with GAAP, and (b) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our Manager and our independent directors and approval by a majority of our independent directors. We determined Net Asset Value, for purposes of the foregoing, based on the midpoint of the range of net asset values utilized by Duff & Phelps in its analysis underlying the opinion it delivered to the Bluerock Residential board of directors in connection with the execution of the Merger Agreement. Each quarterly installment of the Base Management Fee will be payable in cash, except as may otherwise be specified by written agreement of the company and the Manager with respect to payment of all or any portion thereof in C-LTIP Units, calculated pursuant to the formula above.

Incentive Fee

We will pay our Manager an incentive fee (the “Incentive Fee”) with respect to each calendar quarter (or part thereof that the Management Agreement is in effect) in arrears.

The Incentive Fee will be an amount, not less than zero, equal to the difference between (1) the product of (i) 20% and (ii) the difference between (a) the company’s adjusted funds from operations (“AFFO”) for the previous 12-month period and (b) the product of (A) the product of (x) the weighted average of the price per share of equity securities as derived from the Net Asset Value and the issue price of equity securities issued in future offerings and transactions, multiplied by (y) the weighted average number of all shares of our common stock outstanding on a fully-diluted basis (including any restricted stock units, any restricted shares of our common stock, LTIP Units, and other shares of our common stock underlying awards granted under incentive plans and units in the Operating Partnership) in the previous 12-month period multiplied by (B) 8%, and (2) the sum of any Incentive Fee paid to our Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no Incentive Fee is payable with respect to any calendar quarter unless AFFO is greater than zero for the four most recently completed calendar quarters. One half of each quarterly installment of the Incentive Fee will be payable in C-LTIP Units, calculated pursuant to the formula above.  The remainder of the Incentive Fee will be payable in cash or in C-LTIP Units, at the election of our board of directors, in each case calculated pursuant to the formula above.

The following example illustrates how we would calculate our quarterly Incentive Fee in accordance with the Management Agreement. Our actual results may differ materially from the following example.

Assume the following:

•	AFFO for the 12-month period equals $41,000,000;

•	weighted average price per share of equity securities is $10.00;

•	the weighted average number of shares of common stock outstanding on a fully diluted basis during the 12-month period is 50,000,000; and

•	Incentive Fees paid during the first three calendar quarters of such 12-month period are $0.

Under these assumptions, the quarterly Incentive Fee payable to our Manager would be $200,000, as calculated below:

1.	AFFO	$41,000,000
2.	Weighted average price per share of equity securities of $10.00 multiplied by the weighted average number of shares of common stock outstanding on a fully diluted basis of 50,000,000 multiplied by 8%	$40,000,000
3.	Excess of AFFO over amount calculated in 2 above	$1,000,000
4.	20% of the amount calculated in 3 above	$200,000
5.	Incentive Fee equals the amount calculated in 4 above less the Incentive Fees paid during the first three calendar quarters of such previous 12-month period	$—
6.	Quarterly incentive fee payable to our Manager	$200,000

Pursuant to the calculation formula, if AFFO increases and the weighted average share price and weighted average number of shares of common stock outstanding on a fully diluted basis remain constant, the Incentive Fee will increase.

Reimbursement of Expenses

We will be required to reimburse our Manager for the following expenses:

•	acquisition expenses incurred in connection with the selection and acquisition of investments;

•	general and administrative expenses of us, our Operating Partnership, and our subsidiaries;

•	expenses incurred in connection with the issuance of our securities, any financing transaction and other costs incident to the acquisition, development, redevelopment, construction, repositioning, leasing, disposition and financing of investments;

•	costs of legal, tax, accounting, consulting, auditing and other similar services rendered for us by providers retained by our Manager or, if provided by our Manager’s personnel, in amounts which are no greater than those that would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis;

•	the compensation and expenses of our directors and the cost of liability insurance to indemnify us and our directors and officers;

•	costs associated with the establishment and maintenance of any of our credit facilities, other financing arrangements, or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of our securities offerings;

•	expenses connected with communications to holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the SEC, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our stock on any exchange, the fees payable by us to any such exchange in connection with its listing, costs of preparing, printing and mailing our annual report to our stockholders or our Operating Partnership’s partners, as applicable, and proxy materials with respect to any meeting of our stockholders or our Operating Partnership’s partners, as applicable;

•	costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for us;

•	expenses incurred by managers, officers, personnel and agents of our Manager for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of our Manager in connection with the acquisition, development, redevelopment, construction, repositioning, leasing, financing, refinancing, sale or other disposition of an investment or establishment of any of our securities offerings, or in connection with any financing transaction;

•	costs and expenses incurred with respect to market information systems and publications, research publications and materials, and settlement, clearing and custodial fees and expenses;

•	compensation and expenses of our custodian and transfer agent, if any;

•	the costs of maintaining compliance with all federal, state and local rules and regulations or any other regulatory agency;

•	all taxes and license fees;

•	all insurance costs incurred in connection with the operation of our business except for the costs attributable to the insurance that our Manager elects to carry for itself and its personnel costs and expenses incurred in contracting with third parties;

•	all other costs and expenses relating to our business and investment operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of investments, including appraisal, reporting, audit and legal fees;

•	expenses relating to any office(s) or office facilities, including, but not limited to, disaster backup recovery sites and facilities, maintained for us or our investments separate from the office or offices of our Manager;

•	expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by the board of directors to or on account of holders of our securities or of our subsidiaries, including, without limitation, in connection with any future distribution reinvestment plan;

•	any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise) against us or any subsidiary, or against any trustee, director, partner, member or officer of us or of any subsidiary in his capacity as such for which we or any subsidiary is required to indemnify such trustee, director, partner, member or officer pursuant to the applicable governing document or other instrument or agreement, or by any court or governmental agency; and

•	all other expenses actually incurred by our Manager (except as described below) which are reasonably necessary for the performance by our Manager of its duties and functions under the Management Agreement.

In addition, we may be required to pay our pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of our Manager and its affiliates required for our operations, provided that such expenses are in amounts no greater than those that would be payable to third-party professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis, and excepting only those expenses that are specifically the responsibility of our Manager.

Except with respect to the costs of legal, tax, accounting, consulting, auditing and other similar services rendered for us, which costs will be our expense, our Manager will be responsible for the expenses related to any and all personnel of our Manager and its affiliates who provide services to us pursuant to the Management Agreement, including, without limitation, salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel; provided, however, that our Manager will not be responsible for any such expenses payable subsequent to the Distribution Date to the extent (and only to such extent) that such expenses were incurred or otherwise attributable to a time period preceding the Distribution Date. For the avoidance of doubt, any incentive plan of Bluerock Homes or the Operating Partnership in which any person referred to above participates will not be an expense of our Manager.

Grants of Equity Compensation to Our Manager

We have implemented the BHM Incentive Plans (as defined below), pursuant to which our compensation committee is authorized to approve grants of equity-based awards to our officers, directors and affiliates (including officers and employees of our Manager and its affiliates).

Liquidity of Prior Programs

Our sponsor previously sponsored one REIT, Bluerock Residential, which disclosed in its prospectus the time at which it was anticipated that Bluerock Residential would provide a liquidity event to its stockholders.   Bluerock Residential’s prospectus for its original offering of common stock indicated that Bluerock Residential intended to enter into a transaction providing liquidity for its stockholders within four to six years from the completion of its offering stage, where the offering stage was the period during which Bluerock Residential offered equity that was not listed on a national securities exchange. If Bluerock Residential did not begin the process of listing its shares of common stock on a national securities exchange by the end of that period, or did not otherwise complete a liquidity event by such date, its charter required that it seek stockholder approval of the liquidation of Bluerock Residential, unless a majority of its board of directors, including a majority of independent directors, determines that liquidation was not then in the best interests of its stockholders.   Bluerock Residential completed its offering stage in September 2013.  Bluerock Residential listed its Class A common stock on March 28, 2014.  In connection with the listing transaction, Bluerock Residential converted the shares its original common stock issued in its unlisted offering into 1/3 share each of Class B-1 common stock, Class B-2 common stock and Class B-3 common stock.  Bluerock Residential further effectuated two reverse stock splits: the first, a 2.264881 to 1 reverse stock split of its outstanding shares of Class B-1 common stock, Class B-2 common stock and Class B-3 common stock; and the second, a 1.0045878 to 1 reverse stock split of its outstanding shares of Class B-1 common stock, Class B-2 common stock and Class B-3 common stock.  The Class B common stock was not listed as part of the listing of the Class A common stock; however, the Class B common stock converted, automatically, to Class A common stock on a schedule of 360 days following the Class A common stock listing for the Class B-1 common stock, 540 days following the Class A common stock listing for the Class B-2 common stock, and 720 days following the Class A common stock listing for the Class B-3 common stock.  This resulted in the completion of a liquidity event for all purchasers of common stock in Bluerock Residential’s original common stock offering approximately 2.5 years following completion of the offering stage thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

We, the Operating Partnership and our Manager are parties to the Management Agreement. The Management Agreement requires our Manager to manage our business affairs in conformity with our investment guidelines and other policies that are approved and monitored by our board of directors. Our Manager’s role as Manager will be under the supervision and direction of our board of directors. For more information regarding the Management Agreement, please refer to the discussion under “Our Manager and Related Agreements—Management Agreement.”

For the three months ended March 31, 2025, the company recorded a base management fee of $2.5 million, of which $0.2 million was paid in C-LTIP Units with the remainder paid in cash. For the three months ended March 31, 2024, the company recorded a base management fee of $2.1 million, of which one half (50%) was paid in C-LTIP Units and the remainder paid in cash. There have been no incentive fee expenses incurred during 2025 or the year ended December 31, 2024.

For the three months ended March 31, 2025 and 2024, the company recorded (i) operating expense reimbursements of $1.0 million and $1.2 million, respectively, and (ii) direct expense reimbursements of $0.1 million and $0.1 million, respectively. Both the operating and direct expense reimbursements were paid in cash to the Manager and recorded as part of general and administrative expenses in the company’s consolidated statements of operations and comprehensive income.

The table below presents the related party amounts payable to the Manager at March 31, 2025 and December 31, 2024 pursuant to the terms of the Management Agreement (amounts in thousands). The Company records these payables in due to affiliates in its consolidated balance sheets.

Amounts payable to the Manager under the Management Agreement	March 31, 2025	December 31, 2024
Base management fee	$2,540	$2,490
Operating and direct expense reimbursements	1,088	1,224
Offering expense reimbursements	135	148
Total amounts payable to the Manager	$3,763	$3,862

Leasehold Cost-Sharing Agreement with Bluerock Real Estate Holdings, LLC

In connection with a new lease on the company’s New York (Manhattan) headquarters, effective May 2024, the company and an unaffiliated third-party landlord entered into a lease for separate corporate space (the “NY Premises Lease”) located at 919 Third Avenue, New York, New York (the “NY Premises”). The NY Premises Lease commenced in November 2024 when the landlord made the NY Premises available to the company to begin its own alterations and improvements. With respect to the NY Premises, the company and Bluerock Real Estate Holdings, LLC (“BREH”), which is an affiliate of the Manager, entered into a leasehold cost-sharing agreement (the “Leasehold Cost-Sharing Agreement”) to provide for the allocation and sharing between BREH and the company of the costs thereunder, including costs associated with tenant improvements. BREH and certain of its respective subsidiaries and/or affiliates will share occupancy of the NY Premises. Under the Leasehold Cost-Sharing Agreement, if there is a change in control of either BREH or the company, the allocation of costs under the Leasehold Cost-Sharing Agreement shall be modified to thereafter allocate such costs based on the average of the cost-sharing percentages between BREH and the company over the four most recently-completed calendar quarters immediately preceding the change in control date (or shall be the average cost-sharing percentages over such shorter period, if the change in control occurs earlier than the completion of four calendar quarters). Under the NY Premises Lease, the company, through its Operating Partnership, issued a payment of approximately $450,000 as a security deposit. Payment by BREH of any amounts payable under the Leasehold Cost-Sharing Agreement to the company will be made in cash.

The table below presents the related party amounts receivable from BREH at March 31, 2025 and December 31, 2024 pursuant to the terms of the Leasehold Cost-Sharing Agreement (amounts in thousands). The Company records these receivables in due from affiliates in its consolidated balance sheets.

Amounts receivable from BREH under the Leasehold Cost-Sharing Agreement	March 31, 2025	December 31, 2024
Capital improvement cost reimbursements	$938	$925
Operating and direct expense reimbursements	318	124
Total amounts receivable from the Manager	$1,256	$1,049

At March 31, 2025 and December 31, 2024, the company had no other receivables due from any related parties.

BR Amira DST Manager, LLC - Amira at Westly DST

The company has agreed to pay an asset management fee equal to 0.02% per annum of the Amira at Westly purchase price of $103 million, or $206,000 annually, to BR Amira DST Manager, LLC, which is wholly owned by Bluerock Asset Management, LLC. During the three months ended March 31 2025, the company incurred a total asset management fee related to Amira at Westly of $51,500 which is recorded within property management and asset management fees on the company’s consolidated statements of operations and comprehensive income. The company did not incur any asset management fees related to Amira at Westly in the first quarter 2024. In addition, the company, through consolidated subsidiaries associated with the DST Program, incurred a one-time acquisition fee of $2.1 million payable to BR Amira DST Manager, LLC for the Amira at Westly private placement offering.

The table below presents the related party amounts payable to BR Amira DST Manager, LLC at March 31, 2025 and December 31, 2024 (amounts in thousands). The company records these payables in due to affiliates in its consolidated balance sheets.

Amounts payable to BR Amira DST Manager, LLC	March 31, 2025	December 31, 2024
One-time acquisition fee	$2,060	$2,060
Asset management fees	86	35
Other	7	23
Total amounts payable to BR Amira DST Manager, LLC	$2,153	$2,118

Selling Commissions and Dealer Manager Fees

In conjunction with the offering of the company’s Series A Redeemable Preferred Stock, the company engaged a related party as dealer manager, and pays up to 10% of the gross offering proceeds from the offering as selling commissions and dealer manager fees. The dealer manager re-allows the substantial majority of the selling commissions and dealer manager fees to participating broker-dealers and incurs costs in excess of the 10%, which costs are borne by the dealer manager without reimbursement by the company. For the three months ended March 31, 2025, the company incurred $1.1 million in selling commissions and discounts and $0.5 million in dealer manager fees and discounts related to its offering of Series A Redeemable Preferred Stock. In addition, the Manager was, or shall be, reimbursed for offering costs of $0.3 million in conjunction with the offering of Series A Redeemable Preferred Stock during the three months ended March 31, 2025. The selling commissions, dealer manager fees, discounts and reimbursements for offering costs were recorded as a reduction to the proceeds of the offering.

Related Person Transaction Policy

Our board of directors has adopted a written Related Person Transaction Policy, for which the audit committee oversees compliance. The purpose of this policy is to describe the procedures used to identify, review and approve any existing or proposed transaction, arrangement, relationship (or series of similar transactions, arrangements or relationships) in which (a) we, our Operating Partnership or any of our subsidiaries were, are or will be a participant, (b) the aggregate amount involved exceeds $120,000, and (c) a related person has or will have a direct or indirect interest. For purposes of this policy, a related person will be (i) any person who is, or at any time since the beginning of the current fiscal year was, a director, director nominee, or executive officer of the company, (ii) any beneficial owner of more than 5% of our stock, or (iii) any immediate family member of any of the foregoing persons.

Under this policy, our audit committee is responsible for reviewing and approving or ratifying each related person transaction or proposed related person transaction. In determining whether to approve or ratify a related person transaction, the audit committee is required to consider all relevant facts and circumstances of the related person transaction available to the audit committee and to approve only those related person transactions that are in the best interests of the company, as the audit committee determines in good faith. No member of the audit committee will be permitted to participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person. A copy of the Related Person Transaction Policy is available at www.bluerock.com/bluerock-homes-trust/governance-documents.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and may be amended or revised from time to time by our board of directors without a vote of our stockholders, except as set forth below. Any change to any of these policies, however, would be made by our board of directors only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if our directors believe, in the exercise of their business judgment, that it is advisable to do so and in our and our stockholders’ best interests.

Our Investment Policies

Investment in Real Estate or Interests in Real Estate

We conduct all of our investment activities through our operating partnership and its affiliates. We own and operate a diversified portfolio of institutional residential properties including single-family homes, build-to-rent communities, and other residential communities located in attractive markets with a focus on the Knowledge/Quality growth markets of the Sunbelt and Western United States, which we expect should have healthy long-term demand fundamentals for residential rentals. For a discussion of our properties and other strategic objectives, see “Our Business and Properties.”

We seek to acquire, recapitalize, and develop properties in our target markets in accordance with our investment guidelines. Although we intend to focus on the property types and markets discussed above under “Our Business and Properties,” our future investment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with our status as a REIT for U.S. federal income tax purposes. In addition, we intend to purchase or lease income-producing properties for long-term investment. We may also expand and improve the properties we will own upon completion of this offering or that we may subsequently acquire, and we may sell such properties, in whole or in part, when circumstances warrant.

We may make adjustments based on, among other things, prevailing real estate market conditions and the availability of attractive investment opportunities. While we have no current intention of changing our investment policies, we might not forego an attractive investment merely because it does not fit within our targeted asset class or portfolio composition. We may purchase or invest in any type of real estate that we determine is in the best interest of our stockholders, subject to the provisions of our charter which limit certain types of investments.

We believe the probability of meeting our investment objectives will be maximized through the careful selection and underwriting of assets. When considering an investment, we will generally evaluate the following:

•	the performance and risk characteristics of that investment;

•	how that investment will fit within our target portfolio objectives; and

•	the expected returns of that investment on a risk-adjusted basis, relative to other investment alternatives.

As such, our actual portfolio composition may vary substantially from the target portfolio described in this prospectus.

Equity investments in contributed or acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness we incur when we acquire or refinance these investments. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our common stock. We do not place any limitations on (i) the number or amount of mortgages which may be placed on any one piece of property or (ii) the amount or percentage of assets that will be invested in any specific property, subject to our policy not to be treated as an investment company under the Investment Company Act.

At times, we may invest in unimproved properties. We will consider a property to be an unimproved property if it was not acquired for the purpose of producing rental or other operating income, has no development or construction in process at the time of acquisition, and no development or construction is planned to commence within one year of the acquisition.

Purchase and Sale of Investments

Our policy is to acquire assets primarily for generation of current income and long-term value appreciation. We intend to hold our properties for an extended period, and in consideration of the optimal period to enable us to, as appropriate, capitalize on the potential for increased income and capital appreciation. The period that we will hold our investments will vary depending on the type of asset, interest rates and other factors.

Our Manager will develop a well-defined exit strategy for each investment. Our Manager will continually re-evaluate the exit strategy of each asset in response to the performance of the individual asset, market conditions and our overall portfolio objectives, to determine the optimal time to sell the asset in order to maximize stockholder value and returns. Periodic reviews of each asset will focus on the remaining available value creation opportunities for the asset and the demand for the asset in the marketplace.

Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions and asset positioning have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders. Due to restrictions placed on dealer sales by REITs, we may, depending on the facts and circumstances, need to make such sales through a TRS.

Joint Ventures

We also may participate with third parties in property ownership and development, through joint ventures, partnerships or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly decreasing our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

We may enter into joint ventures, partnerships, tenant-in-common investments, other co-ownership arrangements with real estate developers, owners and other third parties, including affiliates of our Manager, for the acquisition, development, improvement and operation of properties. A joint venture creates an alignment of interest with a private source of capital for the benefit of our stockholders, by leveraging our acquisition, development and management expertise in order to achieve one or more of the following four primary objectives:

•	increase the return on our invested capital;

•	diversify our access to equity capital;

•	broaden our invested capital into additional projects in order to promote our brand and increase market share; and

•	obtain the participation of sophisticated partners in our real estate decisions.

In determining whether to invest in a particular joint venture, our Manager will evaluate the investment that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for our selection of real property investments.

In the event that any joint venture with an entity affiliated with our Manager holds interests in more than one property or other investment, the interest in each may be specially allocated based upon the respective proportion of funds invested by each co-venturer. Entering into joint ventures with other programs sponsored by affiliates of our Manager will result in conflicts of interest. See “Risk Factors — Risks Related to our Management and Relationships with our Manager.”

We will establish the terms with respect to any particular joint venture agreement on a case-by-case basis after our board of directors considers all of the facts that are relevant, such as the nature and attributes of our other potential joint venture partners, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of our interest when compared to the interests owned by other partners in the venture. With respect to any joint venture investment, we expect to consider the following:

•	Our ability to manage and control the joint venture. We will seek to obtain certain approval rights in joint ventures we do not control. For proposed joint ventures in which we are to share control with another entity, we will consider procedures to address decisions in the event of an impasse.

•	Our ability to exit a joint venture. We will consider requiring buy/sell rights, redemption rights or forced liquidation rights to allow us to control the timing of our exit.

•	Our ability to control transfers of interests held by other partners to the venture. We will consider requiring consent provisions, rights of first refusal, and or forced redemption rights in connection with transfers.

Investments in Real Estate Mortgages

Although we have no current intention of doing so, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. If we choose to invest in mortgages, we would expect to invest in mortgages secured by residential properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage.

Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment. We do not presently intend to invest in real estate mortgages. We will limit any investments in securities so that we do not fall within the definition of an investment company under the Investment Company Act.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Although we have no current intention of doing so, subject to the percentage of ownership limitations, asset tests and gross income tests necessary for REIT qualification, we may invest, without stockholder approval, in securities of other REITs, other entities engaged in real estate activities or other issuers, including for the purpose of exercising control over such entities. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments, in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in one entity, property or geographic area. In any event, we do not intend that any such investments in securities will require us to register as an investment company under the Investment Company Act, and we intend to divest of securities before any registration would be required.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Investments in and Originating Real Estate-Related Investments

We generally do not intend to invest in or originate first or second mortgages, subordinated, bridge and other real estate-related loans, debt securities related to or secured by real estate assets, or common and preferred equity securities, including equity securities of other REITs or real estate companies. Excluded from this category are joint venture investments in which we exercise some control and generally, with respect to development projects, preferred equity and subordinated loans with equity participation. Although we do not intend to make such investments, our charter does not limit the amount of gross offering proceeds that we may apply to loan investments. Our charter also does not place any limit or restriction on the percentage of our assets that may be invested in any type of loan or in any single loan, or the types of properties subject to mortgages or other loans in which we could invest.

Financing Policy

We intend to use prudent amounts of leverage in connection with our operations. As of March 31, 2025, our total mortgage indebtedness was approximately $258.9 million, and we had $85.0 million outstanding under our revolving credit facilities. Once we reach sufficient scale, we generally expect our total indebtedness to be less than 75% of the fair market value of our real estate investments. However, we are not subject to any limitations on the amount of leverage we may use, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate. Further, during our ramp-up to scale, we expect that our leverage will fluctuate and for periods of time will exceed 75% of the fair market value of our real estate investments as appropriate. For purposes of calculating our leverage, we include our consolidated real estate investments, include our preferred equity and loan investments at cost, include assets we have classified as held for sale, and include any joint venture level indebtedness in our total indebtedness.

Our board of directors will have the authority to change our financing policies at any time and without stockholder approval. If our board of directors changes our policies regarding our use of leverage, we expect that it will consider many factors, including the lending standards of lenders in connection with the financing of residential properties, the leverage ratios of publicly traded REITs with similar investment strategies, the cost of leverage as compared to expected operating net revenues, and general market conditions.

By operating on a leveraged basis, we expect to have more funds available for real estate investments and other purposes than if we operated without leverage, which we believe will allow us to acquire more investments than would otherwise be possible, resulting in a larger and more diversified portfolio. See “Risk Factors—Risks Related to Our Business, Properties and Industry—High levels of debt or increases in interest rates could increase the amount of any future loan payments, which could reduce the cash available for distribution to stockholders” for more information about the risks related to operating on a leveraged basis.

Policies Relating to the Investment Company Act

We intend to conduct our operations so that neither we, nor our operating partnership nor the subsidiaries of our operating partnership are required to register as investment companies under the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the “40% Test.” Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Accordingly, under Section 3(a)(1) of the Investment Company Act, in relevant part, a company is not deemed to be an “investment company” if: (i) it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and (ii) it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis. We believe that we, our operating partnership and most of the subsidiaries of our operating partnership will not fall within either definition of investment company as we intend to invest primarily in real property through our wholly or majority owned subsidiaries, the majority of which we expect will have at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. As these subsidiaries would be investing either solely or primarily in real property, they would not be within the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. We are organized as a holding company that conducts its business primarily through the operating partnership, which in turn is a holding company conducting its business through its subsidiaries, both we and our operating partnership intend to conduct our operations so that they comply with the 40% Test. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe neither we nor our operating partnership will be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because neither we nor our operating partnership will engage primarily or hold ourself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership’s wholly-owned or majority-owned subsidiaries, we and the operating partnership will be engaged primarily in the non-investment company businesses of these subsidiaries.

Even if the value of investment securities held by our subsidiaries were to exceed 40%, we expect our subsidiaries to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires our subsidiaries to invest at least 55% of its portfolio in “mortgage and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets” and maintain at least 80% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio can consist of miscellaneous assets.

For purposes of the exclusions provided by Sections 3(c)(5)(C), we will classify the investments made by our subsidiaries based on no-action letters issued by the SEC staff and other SEC interpretive guidance.

Consistent with guidance issued by the SEC, we will treat our subsidiaries’ joint venture investments as qualifying assets that come within the 55% basket only if we have the right to approve major decisions affecting the joint venture; otherwise, they will be classified as real-estate related assets.

In the event that we, or our operating partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of such specified businesses from which at least 25% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, qualifying real estate investment assets owned by wholly-owned or majority owned subsidiaries of our operating partnership.

Finally, to maintain compliance with the Investment Company Act exceptions, we, our operating company or our subsidiaries may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we, our operating partnership or our subsidiaries may have to acquire additional income-or loss-generating assets that we might not otherwise have acquired or may have to forego opportunities to acquire interests in companies that we would otherwise want to acquire and that may be important to our investment strategy. If our subsidiaries fail to satisfy the requirements of Section 3(c)(5)(C) and cannot rely on any other exemption or exclusion under the Investment Company Act, we could be characterized as an investment company. Our Manager will continually review our investment activity to attempt to ensure that we will not be regulated as an investment company. Among other things, our Manager will attempt to monitor the proportion of our portfolio that is placed in investments in securities.

Conflict of Interest Policies

Our management will be subject to various conflicts of interest arising out of our relationship with our Manager and its affiliates. See “Risk Factors—Risks Related to our Management and Relationships with our Manager.” We are entirely dependent upon our Manager for our day-to-day management and do not have any independent employees. Our executive officers and our directors serve as officers of Bluerock and its affiliates. As a result, conflicts of interest may arise between our Manager and its affiliates, on the one hand, and us on the other.

We do not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Manager and its officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our directors, officers and personnel, as well as employees and officers of our Manager and its affiliates who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us. Notwithstanding the prohibitions in our code of business conduct and ethics, after considering the relevant facts and circumstances of any actual conflict of interest, the audit committee of our board of directors or another committee of our board of directors comprised solely of independent directors may, on a case-by-case basis and in their sole discretion, waive such conflict of interest. Waivers of our code of business conduct and ethics will be required to be disclosed in accordance with NYSE American and SEC requirements.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest. The common directorship or interest, the presence of such director at the meeting of the board or a committee of the board at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the transaction void or voidable if:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board of directors, and our board of directors or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

We have adopted a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a direct or indirect material financial interest, on the other hand, must be considered by our audit committee and approved by the affirmative vote of a majority of our independent directors.

Lending Policies

We may not make loans to our directors, officers or other employees except in accordance with our code of business conduct and ethics and applicable law. We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may consider offering purchase money financing in connection with the sale of properties when providing that financing will increase the value to be received by us for the property sold. We may make loans to joint-development projects in which we may participate in the future. We have not engaged in any lending activities in the past, and we do not intend to do so in the future.

Policies with Respect to Issuance and Underwriting of Securities

We have authority to offer common stock, preferred stock or options to purchase stock in exchange for property, and we may engage in such activities in the future. Our board of directors has the power, without further stockholder approval, to amend our charter from time to time to increase or decrease the number of authorized shares of common stock or preferred stock, or otherwise raise capital, including through the issuance of senior securities, in any manner and on such terms and for such consideration, it deems appropriate, including in exchange for property. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

Reporting Policies

We are subject to the information reporting requirements of the Exchange Act. Pursuant to these requirements, we file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. See “Additional Information.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth, as of June 30, 2025, certain information regarding the beneficial ownership of shares of our Class A common stock, shares of our Class C common stock, and shares of common stock issuable upon redemption of OP Units and LTIP Units, for (1) each person known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (2) each of our directors and named executive officers, and (3) all of our directors and named executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our shares of common stock subject to options, vesting, or other rights (as set forth above) held by that person that are exercisable or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Name of Beneficial Owner	Title of Class of Securities Owned	Amount and Nature of Beneficial Ownership	Percent of Class(2)	Amount of Beneficial Ownership	Percent of Common Stock(3)
Directors and Named Executive Officers(1)
Named Executive Officers
R. Ramin Kamfar	Class A Common Stock	2,019	*	1,240,035	9.81%
	Class C Common Stock	5,247	61.81%
	OP Units(4)	156,214	2.12%
	LTIP Units(5)(6)	1,076,555	77.95%
Jordan Ruddy	Class A Common Stock	1,820	*	222,686	1.76%
	Class C Common Stock	1,083	12.76%
	OP Units(7)	126,667	1.72%
	LTIP Units(8)	93,116	6.74%
Ryan S. MacDonald	Class C Common Stock	341	4.02%	519,602	4.11%
	OP Units	481,085	6.53%
	LTIP Units(9)	38,176	2.76%
James G. Babb,III	Class C Common Stock	1,364	16.07%	778,979	6.16%
	OP Units	767,988	10.43%
	LTIP Units(10)	9,627	*
Christopher J. Vohs	Class A Common Stock	1,821	*	98,962	*
	OP Units	84,412	1.15%
	LTIP Units(11)	12,729	*
Michael DiFranco	Class A Common Stock	419	*	73,301	*
	OP Units	55,881	*
	LTIP Units(12)	17,001	1.23%
Jason Emala	Class A Common Stock	596	*	12,105	*
	LTIP Units(13)	11,509	*

Independent Directors
I. Bobby Majumder	Class A Common Stock	1,778	*	45,130	*
	OP Units	23,356	*
	LTIP Units	19,996	1.45%
Elizabeth Harrison	OP Units	19,470	*	39,466	*
	LTIP Units	19,996	1.45%
Kamal Jafarnia	OP Units	14,562	*	34,558	*
	LTIP Units	19,996	1.45%
Romano Tio	Class A Common Stock	3,211	*	46,563	*
	OP Units	23,356	*
	LTIP Units	19,996	1.45%

All directors and named executive officers as a group (11 persons)		3,111,387	24.61%	3,111,387	24.61%

5% Stockholders:
Par Sanda 501 N. Birch Rd, Unit 3 Fort Lauderdale, FL 33304(14)	Class A Common Stock	571,042	14.68%	571,042	4.52%
The Radoff Family Foundation 2727 Kirby Drive, Unit 29L Houston, TX 77098(15)	Class A Common Stock	344,800	8.86%	344,800	2.73%
Hedgehog Capital LLC 1117 E. Putnam Ave #320 Riverside, CT 06878(16)	Class A Common Stock	337,952	8.69%	337,952	2.67%
Quinn Opportunity Partners LLC 2 Boars Head Place, Suite 250 Charlottesville, VA 22903(17)	Class A Common Stock	227,071	5.84%	227,071	1.80%

*   Less than 1%.

(1)       The address of each beneficial owner listed is 919 Third Avenue, 40th Floor, New York, New York 10022.

(2)       Numbers and percentages in the table are based on 3,889,613 vested shares of Class A common stock outstanding, 8,489 shares of Class C common stock outstanding, 7,365,404 OP Units outstanding and 1,381,133 vested LTIP Units outstanding, in each case as of June 30, 2025, for a total of 12, 644,639 shares of vested Class A Common Stock, Class C Common Stock, OP Units and vested LTIP Units outstanding. However, numbers and percentages do not include 413,356 remaining unvested LTIP Units outstanding as of June 30, 2025 as addressed in footnotes (5) through (13) below. Percentages for all named executive officers and directors as a group is based on the combined total of all 12,644,639 shares of vested Class A Common Stock, Class C Common Stock, OP Units and vested LTIP Units outstanding, as each is an equivalent unit of ownership.

(3)       Percent of Common Stock for each executive officer, director, and 5% stockholder is calculated using the combined total of all shares of vested Class A common stock, Class C common stock, OP Units and vested LTIP Units owned by each such individual, as each is an equivalent unit of ownership, relative to the combined total of 12,644,639 shares of vested Class A common stock, Class C common stock, OP Units and LTIP Units outstanding as of June 30, 2025.

(4)       In addition, for estate planning purposes, certain irrevocable trusts associated with Mr. Kamfar, of which members of Mr. Kamfar’s immediate family are the beneficiaries and of which Mr. Kamfar is neither a trustee nor a beneficiary, hold an aggregate of 4,753,551 OP Units.

(5)       Total includes 15,376 LTIP Units issued to the Manager as part of an initial staking grant on November 3, 2022 (the “Initial Staking Grant”), of which 7,688 vested on each of November 3, 2023 and November 3, 2024. Total does not include (i) 23,063 remaining unvested LTIP Units issued to the Manager in connection with the Initial Staking Grant, which will vest ratably on an annual basis on each of November 3, 2025, November 3, 2026 and November 3, 2027 (collectively, the “Remaining Initial Staking Grant Vesting Dates”). As the indirect controlling person of the Manager, Mr. Kamfar possesses sole voting and investment power over LTIP Units that are currently held by the Manager.

(6)       Total includes 50,405 LTIP Units issued to Mr. Kamfar as part of the Initial Staking Grant, of which 25,203 vested on November 3, 2023 and 25,202 vested on November 3, 2024. Total does not include 75,606 remaining unvested LTIP Units issued to Mr. Kamfar in connection with the Initial Staking Grant, which will vest ratably on an annual basis over the Remaining Initial Staking Grant Vesting Dates.

(7)       In addition, for estate planning purposes, an irrevocable trust associated with Mr. Ruddy, of which members of Mr. Ruddy’s immediate family are the beneficiaries and of which Mr. Ruddy is neither a trustee nor a beneficiary, holds an aggregate of 646,936 OP Units.

(8)       Total includes (i) 17,087 LTIP Units issued to Mr. Ruddy as part of the Initial Staking Grant, of which 8,544 vested on November 3, 2023 and 8,543 vested on November 3, 2024, (ii) 23,057 LTIP Units issued to Mr. Ruddy as part of the annual long term equity incentive grant on May 25, 2023 (the “2023 Annual Incentive Grant”), of which 11,529 vested on May 25, 2024 and 11,528 vested on April 1, 2025, and (iii) 14,851 LTIP Units issued to Mr. Ruddy as part of the 2024 annual long term equity incentive grant on April 30, 2024 (the “2024 Annual Incentive Grant”), which vested on April 30, 2025. Total does not include (i) 25,629 remaining unvested LTIP Units issued to Mr. Ruddy in connection with the Initial Staking Grant, which will vest ratably over the Remaining Initial Staking Grant Vesting Dates, (ii) 11,528 unvested LTIP Units issued to Mr. Ruddy as part of the 2023 Annual Incentive Grant, which will vest on April 1, 2026 (the “Remaining 2023 Annual Incentive Grant Vesting Date”), (iii) 29,701 unvested LTIP Units issued to Mr. Ruddy as part of the 2024 Annual Incentive Grant, which will vest ratably on each of April 30, 2026 and April 30, 2027 (collectively, the “Remaining 2024 Annual Incentive Grant Vesting Dates”), or (iv) 29,364 unvested LTIP Units issued to Mr. Ruddy as part of the annual long term equity incentive grant on April 23, 2025 (the “April 23, 2025 Annual Incentive Grant”), which will vest ratably on each of April 23, 2026, April 1, 2027 and April 1, 2028 (collectively, the “April 23, 2025 Annual Incentive Grant Vesting Dates”).

(9)       Total includes (i) 32,464 LTIP Units issued to Mr. MacDonald as part of the Initial Staking Grant, of which 16,232 vested on each of November 3, 2023 and November 3, 2024, and (ii) 5,712 LTIP Units issued to Mr. MacDonald as part of the 2024 Annual Incentive Grant, which vested on April 30, 2025. Total does not include (i) 48,696 remaining unvested LTIP Units issued to Mr. MacDonald in connection with the Initial Staking Grant, which will vest ratably over the Remaining Initial Staking Grant Vesting Dates, (ii) 11,424 unvested LTIP Units issued to Mr. MacDonald as part of the 2024 Annual Incentive Grant, which will vest ratably over the Remaining 2024 Annual Incentive Grant Vesting Dates, or (iii) 8,685 unvested LTIP Units issued to Mr. MacDonald as part of the April 23, 2025 Annual Incentive Grant, which will vest ratably over the April 23, 2025 Annual Incentive Grant Vesting Dates.

(10)     Total includes (i) 6,836 LTIP Units issued to Mr. Babb as part of the Initial Staking Grant, of which 3,418 vested on each of November 3, 2023 and November 3, 2024, (ii) 1,648 LTIP Units issued to Mr. Babb as part of the 2023 Annual Incentive Grant ,of which 824 vested on May 25, 2024 and 824 vested on April 1, 2025, and (iii) 1,143 LTIP Units issued to Mr. Babb as part of the 2024 Annual Incentive Grant, which vested on April 30, 2025. Total does not include (i) 10,251 remaining unvested LTIP Units issued to Mr. Babb in connection with the Initial Staking Grant, which will vest ratably over the Remaining Initial Staking Grant Vesting Dates, (ii) 823 unvested LTIP Units issued to Mr. Babb as part of the 2023 Annual Incentive Grant, which will vest on the Remaining 2023 Annual Incentive Grant Vesting Date, or (iii) 2,285 unvested LTIP Units issued to Mr. Babb as part of the 2024 Annual Incentive Grant, which will vest ratably over the Remaining 2024 Annual Incentive Grant Vesting Dates.

(11)     Total includes (i) 8,544 LTIP Units issued to Mr. Vohs as part of the Initial Staking Grant, of which 4,272 vested on each of November 3, 2023 and November 3, 2024, (ii) 2,471 LTIP Units issued to Mr. Vohs as part of the 2023 Annual Incentive Grant of which 1,236 vested on May 25, 2024 and 1,235 vested on April 1, 2025, and (iii) 1,714 LTIP Units issued to Mr. Vohs as part of the 2024 Annual Incentive Grant, which vested on April 30, 2025. Total does not include (i) 12,814 remaining unvested LTIP Units issued to Mr. Vohs in connection with the Initial Staking Grant, which will vest ratably over the Remaining Initial Staking Grant Vesting Dates, (ii) 1,235 unvested LTIP Units issued to Mr. Vohs as part of the 2023 Annual Incentive Grant, which will vest on the Remaining 2023 Annual Incentive Grant Vesting Date, (iii) 3,427 unvested LTIP Units issued to Mr. Vohs as part of the 2024 Annual Incentive Grant, which will vest ratably over the Remaining 2024 Annual Incentive Grant Vesting Dates, or (iv) 4,136 unvested LTIP Units issued to Mr. Vohs as part of the annual long term equity incentive grant on April 1, 2025 (the “April 1, 2025 Annual Incentive Grant”), which will vest ratably on each of April 1, 2026, April 1, 2027 and April 1, 2028 (collectively, the “April 1, 2025 Annual Incentive Grant Vesting Dates”).

(12)     Total includes (i) 12,816 LTIP Units issued to Mr. DiFranco as part of the Initial Staking Grant, of which 6,408 vested on each of November 3, 2023 and November 3, 2024, (ii) 2,471 LTIP Units issued to Mr. DiFranco as part of the 2023 Annual Incentive Grant, of which 1,236 vested on May 25, 2024 and 1,235 vested on April 1, 2025, and (iii) 1,714 LTIP Units issued to Mr. DiFranco as part of the 2024 Annual Incentive Grant, which vested on April 30, 2025. Total does not include (i) 19,221 remaining unvested LTIP Units issued to Mr. DiFranco in connection with the Initial Staking Grant, which will vest ratably over the Remaining Initial Staking Grant Vesting Dates, (ii) 1,235 unvested LTIP Units issued to Mr. DiFranco as part of the 2023 Annual Incentive Grant , which will vest on the Remaining 2023 Annual Incentive Grant Vesting Date, (iii) 3,427 unvested LTIP Units issued to Mr. DiFranco as part of the 2024 Annual Incentive Grant, which will vest ratably over the Remaining 2024 Annual Incentive Grant Vesting Dates, or (iv) 4,136 unvested LTIP Units issued to Mr. DiFranco as part of the April 1, 2025 Annual Incentive Grant, which will vest ratably over the April 1, 2025 Annual Incentive Grant Vesting Dates.

(13)     Total includes (i) 10,252 LTIP Units issued to Mr. Emala as part of the Initial Staking Grant, of which 5,126 vested on each of November 3, 2023 and November 3, 2024, and (ii) 1,257 LTIP Units issued to Mr. Emala as part of the 2024 Annual Incentive Grant, which vested on April 30, 2025. Total does not include (i) 15,378 remaining unvested LTIP Units issued to Mr. Emala in connection with the Initial Staking Grant, which will vest ratably over the Remaining Initial Staking Grant Vesting Dates, (ii) 2,513 unvested LTIP Units issued to Mr. Emala as part of the 2024 Annual Incentive Grant, which will vest ratably over the Remaining 2024 Annual Incentive Grant Vesting Dates, or (iii) 4,136 unvested LTIP Units issued to Mr. Emala as part of the April 1, 2025 Annual Incentive Grant, which will vest ratably over the April 1, 2025 Annual Incentive Grant Vesting Dates.

(14)     Based on the Schedule 13G filed with the SEC on February 14, 2024. Includes holdings of a limited liability company of which Par Sanda is Managing Member and through which Par Sanda may be deemed beneficial owner of 571,042 shares of our Class A common stock. Par Sanda has sole voting power with respect to 571,042 shares and sole dispositive power with respect to 571,042 shares, and shared voting and/or dispositive power with respect to no shares, in each case, of our Class A common stock. The percentage of beneficial ownership has been adjusted to reflect our actual shares of Class A common stock outstanding as of the close of business on June 30, 2025.

(15)     Based on the Schedule 13G filed with the SEC on February 13, 2025. The Radoff Family Foundation has sole voting power with respect to 344,800 shares, sole dispositive power with respect to 344,800 shares, and shared voting and/or dispositive power with respect to no shares, in each case, of our Class A common stock. The percentage of beneficial ownership has been adjusted to reflect our actual shares of Class A common stock outstanding as of the close of business on June 30, 2025.

(16)     Based on the Schedule 13G filed with the SEC on January 7, 2025. Hedgehog Capital LLC has sole voting power with respect to 337,952 shares, sole dispositive power with respect to 337,952 shares, and shared voting and/or dispositive power with respect to no shares, in each case, of our Class A common stock. The percentage of beneficial ownership has been adjusted to reflect our actual shares of Class A common stock outstanding as of the close of business on June 30, 2025.

(17)     Based on the Schedule 13F filed with the SEC on May 14, 2025. Quinn Opportunity Partners LLC has shared voting power with respect to 227,071 shares, shared dispositive power with respect to 227,071 shares, and sole voting and/or dispositive power with respect to no shares, in each case, of our Class A common stock. The percentage of beneficial ownership has been adjusted to reflect our actual shares of Class A common stock outstanding as of the close of business on June 30, 2025.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law, including the MGCL, and our charter and bylaws. The form of our bylaws and charter are filed as exhibits to the registration statement of which this prospectus is a part. See the section entitled “Additional Information.”

General

Our charter provides that we may issue up to 1,000,000,000 shares of stock, consisting of 750,000,000 shares of common stock, $0.01 par value per share, of which 562,500,000 shares are classified as Class A common stock, $0.01 par value per share, and 187,500,000 shares are classified as Class C common stock, $0.01 par value per share, and 250,000,000 shares of preferred stock, $0.01 par value per share, of which 30,000,000 shares have been classified as shares of Series A Redeemable Preferred Stock and shares have been classified as shares of Series B Redeemable Preferred Stock.

As of the date of this prospectus, 4,062,668 shares of our Class A common stock are issued and outstanding, 8,489 shares of our Class C common stock are issued and outstanding, 5,815,552 shares of our Series A Redeemable Preferred Stock are issued and outstanding, and no shares of our Series B Redeemable Preferred Stock are issued and outstanding.

Subject to the preferential rights of any class or series of preferred stock then outstanding, our charter authorizes our board of directors, with the approval of a majority of the directors and without any action by stockholders, to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Distributions

Subject to the preferential rights, if any, of holders of any class or series of our stock other than our common stock and to the provisions of our charter regarding the restrictions on the ownership and transfer of stock, the holders of our common stock are entitled to receive distributions authorized by our board of directors and declared by us out of legally available funds after payment of, or provision for, full cumulative distributions on and any required redemptions of shares of any series of preferred stock then outstanding, and, upon our liquidation or dissolution, are entitled to share ratably in the distributable assets of our company remaining after satisfaction of the prior preferential rights of any preferred stock and the satisfaction of all of our debts and liabilities.

Voting Rights

Subject to the restrictions on ownership and transfer of stock to be contained in our charter and except as may otherwise be specified in our charter, each share of our Class A common stock will have one vote per share and each share of our Class C common stock will have up to 50 votes per share on all matters voted on by common stockholders, including the election of directors. Because stockholders will not have cumulative voting rights, holders of the outstanding shares of common stock entitled to cast a majority of all the votes entitled to be cast on the matter will be able to elect our entire board of directors. Generally, the affirmative vote of a majority of all votes cast will be necessary to take stockholder action, except that a plurality of all the votes cast at a meeting at which a quorum is present will be sufficient to elect a director, except as set forth in the next paragraph.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, convert into another form of business entity, sell all or substantially all of its assets, engage in a statutory share exchange unless declared advisable by the corporation’s board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for a majority vote in these situations. Our charter further provides that any or all of our directors may be removed from office at any time, but only for cause, and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. For these purposes, “cause” will mean, with respect to any particular director, conviction of a felony or final judgment of a court of competent jurisdiction holding that such director caused demonstrable material harm to us through bad faith or active and deliberate dishonesty.

Other Rights

Holders of our common stock will not have preference, conversion, exchange, sinking fund, or redemption rights or preemptive rights to subscribe for any of our securities, and generally will have no appraisal rights.

Power to Increase or Decrease Authorized Shares of Common Stock, Reclassify Unissued Shares of Common Stock and Issue Additional Shares of Common Stock

Subject to the preferential rights of any class or series of preferred stock, our charter authorizes our board of directors, with the approval of a majority of the directors and without any action by stockholders, to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue. In addition, our charter authorizes our board of directors to authorize the issuance from time to time of shares of our common stock.

Our charter also contains a provision permitting our board of directors, by resolution and without approval of the stockholders, to classify or reclassify any unissued common stock into one or more classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of any such stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time. We believe that the power to classify or reclassify unissued shares of stock and thereafter issue the classified or reclassified shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock, Class C common stock, Series A Redeemable Preferred Stock and Series B Redeemable Preferred Stock is Computershare Trust Company, N.A. (“CTC”).

Listing

Our Class A common stock is listed on the NYSE American under the symbol “BHM.” Our shares of Series A Redeemable Preferred Stock and Series B Redeemable Preferred Stock are not listed on an exchange and we do not intend to apply to have any such shares listed on an exchange in the future.

Restrictions on Ownership and Transfer

In order for us to maintain our qualification as a REIT under the U.S. federal income tax laws, we must meet several requirements concerning the ownership of our outstanding capital stock. Specifically, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the U.S. federal income tax laws to include specified private foundations, employee benefit plans and trusts, and charitable trusts) during the last half of any taxable year, other than our first REIT taxable year. Moreover, our outstanding shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, other than our first REIT taxable year.

Because we expect our board of directors to believe it is essential for our company to continue to qualify as a REIT and for other corporate purposes, our charter, subject to the exceptions described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the U.S. federal income tax laws, more than 9.8% of:

•	the total value of the aggregate of the outstanding shares of our capital stock; or

•	the total value or number (whichever is more restrictive) of the aggregate of the outstanding shares of our common stock.

Further, the articles supplementary establishing each of the Series A Redeemable Preferred Stock and the Series B Redeemable Preferred Stock (respectively) provide that generally, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of Series A Redeemable Preferred Stock or Series B Redeemable Preferred Stock (as applicable). We refer to these limitations regarding the ownership of our stock collectively as the “9.8% Ownership Limitation.” Further, our charter provides for certain circumstances where our board of directors may exempt (prospectively or retroactively) a person from the 9.8% Ownership Limitation and establish or increase an excepted holder limit for such person. Subject to certain conditions, our board of directors may also increase the 9.8% Ownership Limitation for one or more persons and decrease the 9.8% Ownership Limitation for all other persons.

On June 28, 2023, pursuant to Section 6.1.8 of Article VI of our charter, our board of directors adopted resolutions decreasing the 9.8% Ownership Limitation from 9.8% to 8.75% (in value or in number of shares, whichever is more restrictive) for all stockholders of the company that are not Excepted Holders (as defined in our charter) (collectively, the “Decreased Ownership Limits”), in connection with an exemption granted by our board of directors, pursuant to Section 6.1.7 of our charter, to Par Sanda and Sand Capital Associates, LLC, a Florida limited liability company (together, the “Sand Group”) from the 9.8% Ownership Limitation and establishing an Excepted Holder Limit (as defined in our charter) for the Sand Group, subject to certain limitations and conditions (collectively, the “Original Exemption”). The Decreased Ownership Limits and the Original Exemption were to terminate no later than December 28, 2024 (the “Revocation Date”). On November 5, 2024, pursuant to our charter, our board of directors adopted resolutions to modify and extend the Original Exemption (the “Modified Exemption”) such that the Revocation Date will be no later than December 31, 2025 (the “Extended Revocation Date”); provided, however, that the Modified Exemption is conditioned on the same terms as the Original Exemption, with the exception of the Extended Revocation Date.

To assist us in qualifying and preserving our status as a REIT, among other purposes, our charter also contains limitations on the ownership and transfer of shares of capital stock that would:

•	result in our capital stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution;

•	result in our company being “closely held” under the U.S. federal income tax laws; and

•	cause our company to own, actually or constructively, 9.8% or more of the ownership interests in a tenant of our real property, under the U.S. federal income tax laws or otherwise fail to qualify as a REIT.

Any attempted transfer of our stock, which, if effective, would result in our stock being beneficially owned by fewer than 100 persons, will be null and void, with the intended transferee acquiring no rights in such shares of stock. If any transfer of our stock occurs which, if effective, would result in any person owning shares in violation of the other limitations described above (including the 9.8% Ownership Limitation), then that number of shares the ownership of which otherwise would cause such person to violate such limitations, rounded up to the nearest whole share, will automatically result in such shares being designated as shares-in-trust and transferred automatically to a trust effective on the close of business on the business day before the purported transfer of such shares. We will designate the trustee, but it will not be affiliated with our company. The beneficiary of the trust will be one or more charitable organizations that are named by our company. If the transfer to the trust would not be effective for any reason to prevent a violation of the limitations on ownership and transfer, then the transfer of that number of shares that otherwise would cause the violation will be null and void, with the intended transferee acquiring no rights in such shares.

Shares-in-trust will remain shares of issued and outstanding capital stock and will be entitled to the same rights and privileges as all other stock of the same class or series, but the intended transferee will acquire no rights in those shares. The trustee will receive all dividends and other distributions on the shares-in-trust and will hold such dividends or other distributions in trust for the benefit of the beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trustee will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. The trustee will vote all shares-in-trust and, subject to Maryland law, effective as of the date that the shares-in-trust were transferred to the trustee, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

As soon as reasonably practicable after receiving notice from us that shares of our stock have been transferred to the trust (and no later than 20 days after receiving notice in the case of shares of Series B Redeemable Preferred Stock that are listed or admitted to trading on a national securities exchange), the trustee will sell the shares to a person designated by the trustee whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the record holder of the shares that are designated as shares-in-trust (the “Prohibited Owner”), and to the beneficiary as follows. The Prohibited Owner generally will receive from the trust the lesser of:

•	the price paid by the Prohibited Owner paid for the shares of capital stock that were designated as shares-in-trust or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in trust, the market price per share on the date of the event causing the shares to be held in trust; or

•	the price per share received by the trustee from the sale or other disposition of such shares-in-trust, net of any commissions and other expenses of sale.

The trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions that have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the trustee. The trust will distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the Prohibited Owner. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares will be deemed to have been sold on behalf of the trust and, to the extent that the Prohibited Owner received an amount for the shares that exceeds the amount the Prohibited Owner was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, the shares-in-trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that created such shares-in-trust or, in the case of a gift or devise, the market price per share on the date of such gift or devise; or

•	the market price per share on the date that we, or our designee, accepts such offer.

We may reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions that have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the beneficiary.

“Market price” on any date means the closing price for our stock on such date. The “closing price” refers to the last sale price for such shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such shares, in either case as reported in the principal consolidated transaction reporting system as reported by the primary securities exchange or market on which our stock is then listed or quoted for trading. If our stock is not so listed or admitted to trading, the “closing price” will mean the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the principal automated quotation system that may then be in use or, if such shares are not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares selected by the board of directors or, in the event that no trading price is available for such shares, the fair market value of shares, as determined by our board of directors.

If you acquire or attempt or intend to acquire shares of our capital stock in violation of the foregoing restrictions, or if you owned common or preferred stock that was transferred to a trust, then we will require you to give us immediate written notice of such event or, in the case of a proposed or attempted transaction, at least 15 days prior written notice, and to provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

If you own, directly or indirectly, 5% or more, or such lower percentages as required under the U.S. federal income tax laws or the regulations promulgated thereunder, of the outstanding shares of our stock, then you must, upon request following the end of each taxable year, provide to us a written statement or affidavit stating your name and address, the number of shares of capital stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect stockholder must provide to us such additional information as we may request in order to determine the effect, if any, of such ownership on our qualification as a REIT and to ensure compliance with the 9.8% Ownership Limitation.

The 9.8% Ownership Limitation generally will not apply to the acquisition of shares of capital stock by an underwriter, placement agent or initial purchaser in a Rule144A transaction that participates in a public offering, private placement or other private offering of such shares. In addition, our board of directors, upon receipt of a ruling from the IRS or an opinion of counsel and upon such other conditions as our board of directors may direct, including the receipt of certain representations and undertakings required by our charter, may exempt (prospectively or retroactively) a person from the ownership limit and establish or increase an excepted holder limit for such person. The 9.8% Ownership Limitation will continue to apply until our board of directors determines that it is no longer in the best interests of our company to attempt to continue to qualify as a REIT or that compliance is no longer required for REIT qualification.

All certificates, if any, representing our common or preferred stock, will bear a legend referring to the restrictions described above or a legend that we will furnish a full statement about these restrictions on request and without charge.

The ownership limit in our charter may have the effect of delaying, deferring or preventing a takeover or other transaction or change in control of our company that might involve a premium price for your shares or otherwise be in your interest as a stockholder. The restrictions on ownership and transfer of our stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Class C Common Stock

Our Class C common stock will be equivalent in all material respects to, and rank on parity with, our common stock, except that each share of Class C common stock will entitle the holder thereof to up to 50 votes. A holder of Class C common stock will not be entitled to a number of votes in excess of the number of its direct and indirect economic interests in the Operating Partnership. Therefore, no holder of Class C common stock will have a number of votes in respect of its shares of Class C common stock that exceeds the number of shares of Class C common stock, C-LTIP Units, LTIP Units, C-OP Units and OP Units beneficially owned by such holder. In order to implement this limitation, the number of votes (“Class C Votes”) per share of Class C common stock beneficially owned by a holder will equal the lesser of: (x) 50 and (y) the quotient of (A) the sum of (1) the number of shares of Class C common stock beneficially owned by such holder plus (2) the number of C-LTIP Units beneficially owned by such holder plus (3) the number of LTIP Units beneficially owned by such holder plus (4) the number of C-OP Units beneficially owned by such holder plus (5) the number of OP Units beneficially owned by such holder (each of a share of Class C common stock, a C-LTIP Unit, a LTIP Unit, a C-OP Unit and an OP Unit, a “Class C Interest”) divided by (B) the number of shares of Class C common stock beneficially owned by such holder. If any Class C Interest is beneficially owned by more than one holder of Class C common stock and would, in the absence of this sentence, increase the number of Class C Votes of more than one such holder of Class C common stock by virtue of clause (y) of the immediately preceding sentence, then such Class C Interest will only increase the number of Class C Votes of the ultimate beneficial owner of such Class C Interest that is also such a holder of Class C common stock, and not any other holder of Class C common stock.

Shares of our Class C common stock may be converted, or automatically convert, in certain circumstances to shares of our Class A common stock on a one-for-one basis. Subject to the preferential rights, if any, of holders of any class or series of our stock other than our common stock and to the provisions of our charter regarding the restrictions on the ownership and transfer of stock, the holders of our Class C common stock will be entitled to receive distributions authorized by our board of directors and declared by us out of legally available funds after payment of, or provision for, full cumulative distributions on and any required redemptions of shares of any series of preferred stock then outstanding.

Preferred Stock

Our charter authorizes our board of directors, without further stockholder action, to provide for the issuance of up to 250,000,000 shares of preferred stock, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as our board of directors may approve, subject to certain restrictions.

If any preferred stock is publicly offered, the terms and conditions of such preferred stock, including any convertible preferred stock, will be set forth in articles supplementary and described in a prospectus relating to the issuance of such preferred stock, if such preferred stock is registered. Because our board of directors will have the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or other preferred stock, subject to certain restrictions. If we ever authorize, create and issue additional preferred stock with a distribution preference over common stock or preferred stock, payment of any distribution preferences of new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock and junior preferred stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders and junior preferred stockholders, if any, would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage the following:

•	a merger tender offer, or proxy contest;

•	the assumption of control by a holder of a large block of our securities; or

•	the removal of incumbent management.

Also, subject to certain restrictions, our board of directors, without stockholder approval, may issue additional preferred stock with voting and conversion rights that could adversely affect the holders of common stock or preferred stock.

6.0% Series A Redeemable Preferred Stock

The following is a brief description of the terms of our Series A Redeemable Preferred Stock. The description of our Series A Redeemable Preferred Stock contained herein does not purport to be complete and is qualified in its entirety by reference to the Articles Supplementary classifying shares of our preferred stock as shares of Series A Redeemable Preferred Stock (the “Series A Articles Supplementary”), which have been filed with the SEC.

Rank.  Our Series A Redeemable Preferred Stock ranks, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•	senior to all classes or series of our common stock, and to any other class or series of our capital stock issued in the future unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the Series A Redeemable Preferred Stock;

•	on parity with any class or series of our capital stock, the terms of which expressly provide that it will rank on parity with the Series A Redeemable Preferred Stock, including the Series B Redeemable Preferred Stock; and

•	junior to any other class or series of our capital stock, the terms of which expressly provide that it will rank senior to the Series A Redeemable Preferred Stock, none of which exists on the date hereof, and subject to payment of or provision for our debts and other liabilities.

Investors in the Series A Redeemable Preferred Stock should note that holders of our Series A Redeemable Preferred Stock do not have a right to receive a return of capital prior to holders of our common stock upon the individual sale of a property.

Stated Value.  Each share of Series A Redeemable Preferred Stock has an initial “Stated Value” of $25.00, subject to appropriate adjustment in relation to certain events as set forth in the Series A Articles Supplementary.

Dividends.  Subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to our Series A Redeemable Preferred Stock, if any such class or series is authorized in the future, the holders of Series A Redeemable Preferred Stock are entitled to receive, when and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series A Redeemable Preferred Stock at an annual rate of 6.0% of the Stated Value (each, a “Series A Regular Dividend”). In addition, for each month for which the board of directors authorizes a Series A Regular Dividend, holders of shares of the Series A Redeemable Preferred Stock will be entitled to receive an enhanced special dividend, which will be aggregated with the Series A Regular Dividend so as to effect a dividend rate of the average one month Term Secured Overnight Financing Rate (“SOFR”) plus 2.0%, subject to a 6.5% minimum and 8.5% maximum annual rate, calculated and paid monthly(each, a “Series A Enhanced Dividend,” and together with the Series A Regular Dividend, a “Series A Cash Dividend”). We expect Series A Cash Dividends will be authorized and declared on a quarterly basis, payable monthly on the 5th day of the month to holders of record as of the close of business on the 25th day of the prior month (or if such payment date or record date is not a business day, on the immediately preceding business day, with the same force and effect as if made on such date), unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. The initial Series A Cash Dividend payable on each share of Series A Redeemable Preferred Stock will begin accruing on, and will be cumulative from, the date of original issuance of such share of Series A Redeemable Preferred Stock. Each subsequent Series A Cash Dividend will begin accruing on, and will be cumulative from, the end of the most recent Series A Cash Dividend Period for which a Series A Cash Dividend has been paid on each such share of Series A Redeemable Preferred Stock. A “Series A Cash Dividend Period” will be the respective period commencing on and including the first day of each month and ending on and including the day preceding the first day of the next succeeding Series A Cash Dividend Period (other than the initial Series A Cash Dividend Period and the Series A Cash Dividend Period during which any shares of Series A Redeemable Preferred Stock shall be redeemed or otherwise acquired by us). For the avoidance of doubt, any Series A Cash Dividend may vary among holders of Series A Redeemable Preferred Stock and may be prorated with respect to any shares of Series A Redeemable Preferred Stock that were outstanding less than the total number of days in the Series A Cash Dividend Period immediately preceding the applicable dividend payment date, with the amount of any such prorated dividend being computed on the basis of the actual number of days in such Series A Cash Dividend Period during which such shares of Series A Redeemable Preferred Stock were outstanding.

The timing and amount of dividends on the Series A Redeemable Preferred Stock will be determined by our board of directors, in its sole discretion, and may vary from time to time. All such dividends will accrue and be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series A Redeemable Preferred Stock will accrue whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized by our board of directors or declared by us. Accrued dividends on the Series A Redeemable Preferred Stock will not bear interest.

Holders of shares of our Series A Redeemable Preferred Stock are not entitled to any dividend in excess of full dividends on shares of our Series A Redeemable Preferred Stock. Unless full dividends on shares of our Series A Redeemable Preferred Stock for all past dividend periods have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof in full is set apart for payment, we will not:

•	declare and pay or declare and set apart for payment dividends or declare and make any other distribution of cash or other property (other than dividends or distributions paid in shares of stock ranking junior to the Series A Redeemable Preferred Stock as to the dividend rights or rights on our liquidation, winding-up or dissolution, and options, warrants or rights to purchase such shares), directly or indirectly, on or with respect to any shares of our common stock or any class or series of our stock ranking junior to or on parity with the Series A Redeemable Preferred Stock as to dividend rights or rights on our liquidation, winding-up or dissolution for any period; or

•	except by conversion into or exchange for shares of stock ranking junior to the Series A Redeemable Preferred Stock as to dividend rights or rights on our liquidation, winding-up or dissolution, or options, warrants or rights to purchase such shares, redeem, purchase or otherwise acquire (other than a redemption, purchase or other acquisition of common stock made for purposes of an employee incentive or benefit plan) for any consideration, or pay or make available any monies for a sinking fund for the redemption of, any common stock or any class or series of our stock ranking junior to or on parity with the Series A Redeemable Preferred Stock as to dividend rights or rights on our liquidation, winding-up or dissolution.

To the extent necessary to preserve our status as a REIT, the foregoing sentence, however, will not prohibit declaring or paying or setting apart for payment any dividend or other distribution on our common stock or any class or series of our stock ranking junior to or on parity with the Series A Redeemable Preferred Stock as to dividend rights or rights on our liquidation, winding-up or dissolution for any period.

Holders of shares of our Series A Redeemable Preferred Stock are not eligible to participate in any future distribution reinvestment plan for the company’s common stock.

Redemption at Option of Holders. Holders will have the right to require the company to redeem shares of Series A Redeemable Preferred Stock at a redemption price equal to the Stated Value, initially $25.00 per share, less a redemption fee, plus an amount equal to any accrued but unpaid cash dividends.

The redemption fee will be equal to:

•	Beginning on the date of original issuance of the shares to be redeemed: 12%

•	Beginning one year from the date of original issuance of the shares to be redeemed: 9%

•	Beginning two years from the date of original issuance of the shares to be redeemed: 6%

•	Beginning three years from the date of original issuance of the shares to be redeemed: 3%

•	Beginning four years from the date of original issuance of the shares to be redeemed: 0%.

If a holder of shares of Series A Redeemable Preferred Stock causes the company to redeem such shares of Series A Redeemable Preferred Stock, we have the right, in our sole discretion, to pay the redemption price in cash or in equal value of shares of our Class A common stock, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption.

Our ability to redeem shares of Series A Redeemable Preferred Stock in cash may be limited to the extent that we do not have sufficient funds available to fund such cash redemption. Further, our obligation to redeem any of the shares of Series A Redeemable Preferred Stock submitted for redemption in cash may be restricted by Maryland law. No redemptions of shares of Series A Redeemable Preferred Stock will be made in cash at such time as the terms and provisions of any agreement to which we are a party prohibits such redemption or provides that such redemption would constitute a breach thereof or a default thereunder. The Company further reserves the right to suspend such optional redemptions once it has issued a redemption notice.

Optional Redemption Following Death or Qualifying Disability of a Holder.   Subject to restrictions, we will redeem shares of Series A Redeemable Preferred Stock held by a natural person upon his or her death or upon his or her suffering a qualifying disability, including shares held through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, at the written request of (a) in the case of the death of a holder, the holder’s estate, the recipient of such shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who will have the sole ability to request redemption on behalf of the trust, or (b) in the case of the disability of a holder, the holder or the holder’s legal representative. Only shares of Series A Redeemable Preferred Stock that have been outstanding for at least one (1) year prior to redemption are eligible for redemption by the company. If spouses are joint registered holders of shares of Series A Redeemable Preferred Stock, the written request to redeem such shares may be made upon the death or qualifying disability of either spouse. We must receive such written request within one year after the death or qualifying disability of the holder, but no sooner than one (1) year after the date of original issuance of such shares. If the holder is not a natural person, such as a trust (other than a revocable grantor trust) or a partnership, corporation or similar legal entity, the right of redemption upon the death or qualifying disability of a beneficiary of such trust or the holder of an ownership interest in such partnership, corporation or similar legal entity will also be subject to the approval of company management in its sole discretion. Beginning one (1) year from the date of original issuance of the shares of Series A Redeemable Preferred Stock to be redeemed, we will redeem such shares at a redemption price equal to 95% of the Stated Value, initially $25.00 per share, and beginning two (2) years from the date of original issuance of the shares of Series A Redeemable Preferred Stock to be redeemed, we will redeem such shares at a redemption price equal to 100% of the Stated Value, in each case, plus an amount equal to any accrued but unpaid cash dividends thereon, if any, to and including the date of redemption. Upon any such redemption request, we have the right, in our sole discretion, to pay the redemption price in cash or in equal value of shares of our Class A common stock, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption. Our ability to redeem shares of Series A Redeemable Preferred Stock in cash may be limited to the extent that we do not have sufficient funds available to fund such cash redemption. Further, our obligation to redeem any of the shares of Series A Redeemable Preferred Stock submitted for redemption in cash may be restricted by Maryland law. No redemptions of shares of Series A Redeemable Preferred Stock will be made in cash at such time as the terms and provisions of any agreement to which we are a party prohibits such redemption or provides that such redemption would constitute a breach thereof or a default thereunder. The Company further reserves the right to suspend such optional redemptions once it has issued a redemption notice.

Optional Redemption by the Company.   Beginning two years from the date of original issuance of the shares of Series A Redeemable Preferred Stock to be redeemed, we will have the right to redeem any or all shares of our Series A Redeemable Preferred Stock. We will redeem such shares of Series A Redeemable Preferred Stock at a redemption price equal to 100% of the Stated Value per share of Series A Redeemable Preferred Stock, plus an amount equal to any accrued but unpaid cash dividends. We have the right, in our sole discretion, to pay the redemption price in cash or in equal value of shares of our common stock, based on the closing price per share of our common stock for the single trading day prior to the date of the redemption, in exchange for the Series A Redeemable Preferred Stock.

We may exercise our redemption right by delivering a written notice thereof to all, but not less than all, of the holders of record of the shares of Series A Redeemable Preferred Stock to be redeemed. Each such notice will state, among other things, the date on which the redemption by us will occur, which date will be no less than seven (7) days following the notice date.

Any such redemption may be made conditional on such factors as may be determined by our board of directors and as set forth in the notice of redemption. The Company reserves the right to suspend voluntary redemptions once it has issued a redemption notice.

Change of Control Redemption by the Company.   Upon the occurrence of a Change of Control (as defined below), we will be required to redeem all outstanding shares of the Series A Redeemable Preferred Stock in whole within 60 days after the first date on which such Change of Control occurred, in cash at a redemption price of  $25.00 per share, plus an amount equal to all accrued but unpaid cash dividends, if any, to and including the redemption date; provided, however, that if the Maryland law solvency tests prohibit us from paying the full redemption price in cash, then we will pay such portion as would otherwise violate the solvency tests in shares of our Class A common stock to holders of the Series A Redeemable Preferred Stock on a pro rata basis, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption. Further, our obligation to redeem any of the shares of Series A Redeemable Preferred Stock in cash may be restricted by Maryland law. No redemptions of shares of Series A Redeemable Preferred Stock will be made in cash at such time as the terms and provisions of any agreement to which we are a party prohibits such redemption or provides that such redemption would constitute a breach thereof or a default thereunder.

We will mail to you, if you are a record holder of the Series A Redeemable Preferred Stock, a notice of redemption no fewer than seven days before the redemption date. We will send the notice to your address shown on our stock transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series A Redeemable Preferred Stock except as to the holder to whom notice was defective or not given; provided, that notice given to the last address of record will be deemed to be valid notice. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series A Redeemable Preferred Stock to be redeemed;

•	DTC’s procedures for book entry transfer of Series A Redeemable Preferred Stock for payment of the redemption price;

•	that dividends on the shares of Series A Redeemable Preferred Stock to be redeemed will cease to accrue on such redemption date;

•	that payment of the redemption price and an amount equal to any accrued but unpaid dividends will be made upon book entry transfer of such Series A Redeemable Preferred Stock in compliance with DTC’s procedures; and

•	that the Series A Redeemable Preferred Stock is being redeemed pursuant to our mandatory redemption in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control.

If we (i) have given a notice of redemption, (ii) have set apart sufficient funds for the redemption in trust for the benefit of the holders of the Series A Redeemable Preferred Stock called for redemption and (iii) have given irrevocable instructions to pay the redemption price, then from and after the redemption date, those shares of Series A Redeemable Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series A Redeemable Preferred Stock will terminate. The holders of those shares of Series A Redeemable Preferred Stock will retain their right to receive the redemption price for their shares and an amount equal to all accrued but unpaid cash dividends, if any, to and including the redemption date, without interest.

The holders of Series A Redeemable Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series A Redeemable Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series A Redeemable Preferred Stock between such record date and the corresponding payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid cash dividends, whether or not in arrears, on Series A Redeemable Preferred Stock for which redemption notice has been given.

For purposes of the Series A Redeemable Preferred Stock, “Change of Control” is when, after the original issuance of the Series A Redeemable Preferred Stock, any of the following has occurred and is continuing:

•	a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than our company, its subsidiaries, and its and their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the total voting power of all outstanding shares of our common equity that are entitled to vote generally in the election of directors (“Voting Stock”); provided, that notwithstanding the foregoing, such a transaction will not be deemed to involve a Change of Control if (A) (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction, or (B) immediately prior to such transaction, such person or group, together with its or their related entities, including, without limitation, any trust established for the benefit of such person or any member of such group or any family member thereof (collectively, an “Ownership Group”), owned sufficient interests in the Operating Partnership such that the exercise by all or any members of such Ownership Group of the Common Unit Redemption Right (as defined in Section 8.04(a) of the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended) with respect to such interests would result in all or any members of such Ownership Group (individually or collectively) becoming the direct or indirect beneficial owner of our common equity representing more than 50% of the total voting power of all outstanding shares of Voting Stock;

•	consummation of any share exchange, consolidation or merger of our company or any other transaction or series of transactions pursuant to which our common stock will be converted into cash, securities or other property, (1) other than any such transaction where the shares of our common stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the common stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction, and (2) expressly excluding any such transaction preceded by our company’s acquisition of the capital stock of another company for cash, securities or other property, whether directly or indirectly through one of our subsidiaries, as a precursor to such transaction; or

•	Continuing Directors cease to constitute at least a majority of our board of directors.

For purposes of the Series A Redeemable Preferred Stock, “Continuing Director” means a director who either was a member of our board of directors on October 6, 2022 or becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders was duly approved by a majority of the Continuing Directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by our company on behalf of our board of directors in which such individual is named as nominee for director.

Safeguard Policy. On February 6, 2025, we implemented a new Series A Redeemable Preferred Stock Redemption Safeguard Policy (the “Safeguard Policy”) with respect to our Series A Redeemable Preferred Stock. The Safeguard Policy is applicable in the event of any redemption of shares of Series A Redeemable Preferred Stock in shares of our Class A common stock rather than in cash (each, a “Series A Preferred Redemption in Common Stock”). The Safeguard Policy provides that if, within 10 business days of any such Series A Preferred Redemption in Common Stock, any such shares of Class A common stock are sold at a loss (i.e. a lower price than the Aggregate Redemption Value), the holder can apply to us for a cash payment to the holder in an amount equal to the difference between (i) the Aggregate Redemption Value of the Class A common stock so issued, and (ii) the Aggregate Sale Price at which such shares of Class A common stock were sold, subject to certain conditions and requirements as set forth in the Safeguard Policy. The Safeguard Policy applies both retroactively, and on a go-forward basis, to holders of our Series A Redeemable Preferred Stock.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, before any distribution or payment is made to holders of our common stock or any other class or series of capital stock ranking junior to our shares of Series A Redeemable Preferred Stock, the holders of shares of Series A Redeemable Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders, after payment or provision for our debts and other liabilities, a liquidation preference equal to the Stated Value per share, plus an amount equal to any accrued but unpaid cash dividends (whether or not authorized or declared) to and including the date of payment, pari passu with the holders of shares of any other class or series of our capital stock ranking on parity with the Series A Redeemable Preferred Stock as to the liquidation preference and accrued but unpaid dividends they are entitled to receive.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of our Series A Redeemable Preferred Stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into another entity, the consolidation or merger of another entity with or into us, a statutory share exchange by us or a sale, lease, transfer or conveyance of all or substantially all of our property or business will not be deemed to constitute a liquidation, dissolution or winding-up of our affairs.

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of our stock or otherwise, is permitted under the MGCL, amounts that would be needed, if we were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of the Series A Redeemable Preferred Stock will not be added to our total liabilities.

Voting Rights.   Our Series A Redeemable Preferred Stock generally has no voting rights, except as set forth below.

So long as any shares of Series A Redeemable Preferred Stock remain outstanding, the holders of shares of Series A Redeemable Preferred Stock will have the exclusive right to vote on any amendment, alteration or repeal of our charter, including the terms of the Series A Redeemable Preferred Stock, that would alter only the contract rights, as expressly set forth in our charter, of the Series A Redeemable Preferred Stock, and the holders of any other classes or series of our capital stock will not be entitled to vote on such an amendment, alteration or repeal, with any such amendment requiring the affirmative vote or consent of holders of two-thirds of the Series A Redeemable Preferred Stock issued and outstanding at the time.

In addition, holders of shares of Series A Redeemable Preferred Stock and of any Parity Voting Preferred Stock (which, as of the date of this prospectus, includes the Series B Redeemable Preferred Stock), voting together as a single class, will also have the exclusive right to vote on any amendment, alteration or repeal of our charter, including the terms of the Series A Redeemable Preferred Stock, that would alter only the contract rights, as expressly set forth in our charter, of the Series A Redeemable Preferred Stock and such Parity Voting Preferred Stock, with any such action requiring the affirmative vote or consent of holders of shares of Series A Redeemable Preferred Stock and such Parity Voting Preferred Stock entitled to cast two-thirds of all votes entitled to be cast on the matter, with each holder of Series A Redeemable Preferred Stock and such Parity Voting Preferred Stock entitled to one vote for each $25.00 in liquidation preference. The holders of any other classes or series of our capital stock will not be entitled to vote on such an amendment, alteration or repeal.

Further, so long as any shares of Series A Redeemable Preferred Stock remain outstanding, the holders of shares of Series A Redeemable Preferred Stock will also have the right to vote on (a) the authorization, creation or issuance, or increase in the number of authorized or issued shares, of any class or series of our capital stock ranking senior to the Series A Redeemable Preferred Stock with respect to dividend rights and rights upon our liquidation, dissolution or winding up (any such senior stock, the “Senior Stock”), (b) the reclassification of any authorized shares of our capital stock into Senior Stock, or (c) the creation, authorization or issuance of any obligation or security convertible into, or evidencing the right to purchase, Senior Stock. Any such action will require the affirmative vote or consent of holders of (i) Series A Redeemable Preferred Stock, and (ii) any Parity Voting Preferred Stock, entitled to cast a majority of all votes entitled to be cast collectively by such holders, voting together as a single class, with each holder thereof entitled to one vote for each $25.00 in liquidation preference.

Holders of shares of Series A Redeemable Preferred Stock will not be entitled to vote with respect to any increase in the total number of authorized shares of our common stock or preferred stock, any issuance or increase in the number of authorized shares of Series A Redeemable Preferred Stock or the creation or issuance of any other class or series of capital stock, or any increase in the number of authorized shares of any class or series of capital stock, in each case ranking on parity with or junior to the Series A Redeemable Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.

Except as described above, holders of shares of Series A Redeemable Preferred Stock will not have any voting rights with respect to, and the consent of the holders of shares of Series A Redeemable Preferred Stock is not required for, the taking of any corporate action, regardless of the effect that such corporate action may have upon the powers, preferences, voting power or other rights or privileges of the Series A Redeemable Preferred Stock.

Liquidity Events. The purchase of shares of our Series A Redeemable Preferred Stock is intended to be a long term investment. There is currently no public trading market for shares of our Series A Redeemable Preferred Stock, and one may never exist. As a result, our shares of Series A Redeemable Preferred Stock should be considered as having only limited liquidity and may be illiquid. If you sell your stock, any such sales may be made at a loss. Further, except as necessary for us to maintain our qualification as a REIT as described in “--Restrictions on Ownership and Transfer” above, we may not redeem the Series A Redeemable Preferred Stock prior to the date that is two years following the date of original issuance of the shares of Series A Redeemable Preferred Stock to be redeemed. On and after such date, we will have the right, but not the obligation, to redeem any or all outstanding shares of Series A Redeemable Preferred Stock, at any time or from time to time, at a redemption price calculated and payable as described under “—6.0% Series A Redeemable Preferred Stock -- Optional Redemption by the Company,” above, plus an amount equal to all accrued and unpaid dividends on such Series A Redeemable Preferred Stock to and including the Redemption Date. There can be no assurance that we will ever exercise our option to redeem any shares of Series A Redeemable Preferred Stock.

Exchange Listing.   We do not plan on making an application to list the shares of our Series A Redeemable Preferred Stock on the NYSE American, any other national securities exchange or any other nationally recognized trading system.

Series B Redeemable Preferred Stock

The following is a brief description of the terms of our Series B Redeemable Preferred Stock. The description of our Series B Redeemable Preferred Stock contained herein does not purport to be complete and is qualified in its entirety by reference to the Articles Supplementary classifying shares of our preferred stock as shares of Series B Redeemable Preferred Stock (the “Series B Articles Supplementary”), which have been filed with the SEC.

Rank.  Our Series B Redeemable Preferred Stock ranks, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•	senior to all classes or series of our common stock, and to any other class or series of our capital stock issued in the future unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the Series B Redeemable Preferred Stock;

•	on parity with any class or series of our capital stock, the terms of which expressly provide that it will rank on parity with the Series B Redeemable Preferred Stock, including the Series A Redeemable Preferred Stock; and

•	junior to any other class or series of our capital stock, the terms of which expressly provide that it will rank senior to the Series B Redeemable Preferred Stock, none of which exists on the date hereof, and subject to payment of or provision for our debts and other liabilities.

Investors in the Series B Redeemable Preferred Stock should note that holders of our Series B Redeemable Preferred Stock do not have a right to receive a return of capital prior to holders of our common stock upon the individual sale of a property.

Stated Value.  Each share of Series B Redeemable Preferred Stock has an initial “Stated Value” of $25.00, subject to appropriate adjustment in relation to certain events as set forth in the Series B Articles Supplementary.

Dividends.  Subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to our Series B Redeemable Preferred Stock, if any such class or series is authorized in the future, the holders of Series B Redeemable Preferred Stock are entitled to receive, when and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series B Redeemable Preferred Stock at an annual rate of 7.5% of the Stated Value (each, a “Series B Dividend”). We expect Series B Dividends will be authorized and declared on a quarterly basis, payable monthly on the 5th day of the month (the “Series B Dividend Payment Date”) to holders of record as of the close of business on the 25th day of the prior month (the “Series B Dividend Record Date”) (or if such payment date or record date is not a business day, on the immediately preceding business day, with the same force and effect as if made on such date), unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. The initial Series B Dividend payable on each share of Series B Redeemable Preferred Stock will begin accruing on, and will be cumulative from, the date of original issuance of such share of Series B Redeemable Preferred Stock. Each subsequent Series B Dividend will begin accruing on, and will be cumulative from, the end of the most recent Series B Dividend Period for which a Series B Dividend has been paid on each such share of Series B Redeemable Preferred Stock. A “Series B Dividend Period” will be the respective period commencing on and including the first day of each month and ending on and including the day preceding the first day of the next succeeding Series B Dividend Period (other than the initial Series B Dividend Period and the Series B Dividend Period during which any shares of Series B Redeemable Preferred Stock shall be redeemed or otherwise acquired by us). For the avoidance of doubt, any Series B Dividend may vary among holders of Series B Redeemable Preferred Stock and may be prorated with respect to any shares of Series B Redeemable Preferred Stock that were outstanding less than the total number of days in the Series B Dividend Period immediately preceding the applicable Series B Dividend Payment Date, with the amount of any such prorated dividend being computed on the basis of the actual number of days in such Series B Dividend Period during which such shares of Series B Redeemable Preferred Stock were outstanding.

Subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to our Series B Redeemable Preferred Stock, if any such class or series is authorized in the future, holders of each share of Series B Redeemable Preferred Stock will also be entitled to receive, if authorized by our board of directors and declared by us for any Series B Dividend Period, out of funds legally available for the payment of dividends, special cash dividends on such share of Series B Redeemable Preferred Stock in amounts determined by the board of directors (each, an “Additional Series B Dividend”). Each Additional Series B Dividend will be payable on the Series B Dividend Payment Date immediately following the applicable Series B Dividend Period. For the avoidance of doubt, any Additional Series B Dividend may vary among holders of Series B Redeemable Preferred Stock and may be prorated with respect to any shares of Series B Redeemable Preferred Stock that were outstanding less than the total number of days in the Series B Dividend Period immediately preceding the applicable Series B Dividend Payment Date, with the amount of any such prorated dividend being computed on the basis of the actual number of days in such Series B Dividend Period during which such shares of Series B Redeemable Preferred Stock were outstanding. Each Additional Series B Dividend will be payable to holders of record of the Series B Redeemable Preferred Stock as they appear in our stock records at the close of business on the Series B Dividend Record Date for the applicable Series B Dividend Period.

The timing and amount of dividends on the Series B Redeemable Preferred Stock will be determined by our board of directors, in its sole discretion, and may vary from time to time. All such dividends will accrue and be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series B Redeemable Preferred Stock will accrue whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized by our board of directors or declared by us. Accrued dividends on the Series B Redeemable Preferred Stock will not bear interest.

Holders of shares of our Series B Redeemable Preferred Stock are not entitled to any dividend in excess of full dividends on shares of our Series B Redeemable Preferred Stock. Unless full dividends on shares of our Series B Redeemable Preferred Stock and Series A Redeemable Preferred Stock for all past dividend periods have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof in full is set apart for payment, we will not:

•	declare and pay or declare and set apart for payment dividends or declare and make any other distribution of cash or other property (other than dividends or distributions paid in shares of stock ranking junior to the Series B Redeemable Preferred Stock as to the dividend rights or rights on our liquidation, winding-up or dissolution, and options, warrants or rights to purchase such shares), directly or indirectly, on or with respect to any shares of our common stock or any class or series of our stock ranking junior to or on parity with the Series B Redeemable Preferred Stock as to dividend rights or rights on our liquidation, winding-up or dissolution for any period; or

•	except by conversion into or exchange for shares of stock ranking junior to the Series B Redeemable Preferred Stock as to dividend rights or rights on our liquidation, winding-up or dissolution, or options, warrants or rights to purchase such shares, redeem, purchase or otherwise acquire (other than a redemption, purchase or other acquisition of common stock made for purposes of an employee incentive or benefit plan) for any consideration, or pay or make available any monies for a sinking fund for the redemption of, any common stock or any class or series of our stock ranking junior to or on parity with the Series B Redeemable Preferred Stock as to dividend rights or rights on our liquidation, winding-up or dissolution.

To the extent necessary to preserve our status as a REIT, the foregoing sentence, however, will not prohibit declaring or paying or setting apart for payment any dividend or other distribution on our common stock or any class or series of our stock ranking junior to or on parity with the Series B Redeemable Preferred Stock as to dividend rights or rights on our liquidation, winding-up or dissolution for any period.

Holders of shares of our Series B Redeemable Preferred Stock are not eligible to participate in any future distribution reinvestment plan for the company’s common stock.

Redemption at Option of Holders. Holders will have the right to require the company to redeem shares of Series B Redeemable Preferred Stock at a redemption price equal to the Stated Value, initially $25.00 per share, less a redemption fee, plus an amount equal to any accrued but unpaid cash dividends.

The redemption fee will be equal to:

•	Beginning on the date of original issuance of the shares to be redeemed: 12%

•	Beginning one year from the date of original issuance of the shares to be redeemed: 9%

•	Beginning two years from the date of original issuance of the shares to be redeemed: 6%

•	Beginning three years from the date of original issuance of the shares to be redeemed: 3%

•	Beginning four years from the date of original issuance of the shares to be redeemed: 0%.

If a holder of shares of Series B Redeemable Preferred Stock causes the company to redeem such shares of Series B Redeemable Preferred Stock, we have the right, in our sole discretion, to pay the redemption price in cash or in equal value of shares of our Class A common stock, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption.

Our ability to redeem shares of Series B Redeemable Preferred Stock in cash may be limited to the extent that we do not have sufficient funds available to fund such cash redemption. Further, our obligation to redeem any of the shares of Series B Redeemable Preferred Stock submitted for redemption in cash may be restricted by Maryland law. No redemptions of shares of Series B Redeemable Preferred Stock will be made in cash at such time as the terms and provisions of any agreement to which we are a party prohibits such redemption or provides that such redemption would constitute a breach thereof or a default thereunder. The Company further reserves the right to suspend such optional redemptions once it has issued a redemption notice.

Optional Redemption Following Death or Qualifying Disability of a Holder.  Subject to restrictions, we will redeem shares of Series B Redeemable Preferred Stock held by a natural person upon his or her death or upon his or her suffering a qualifying disability, including shares held through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, at the written request of (a) in the case of the death of a holder, the holder’s estate, the recipient of such shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who will have the sole ability to request redemption on behalf of the trust, or (b) in the case of the disability of a holder, the holder or the holder’s legal representative. Only shares of Series B Redeemable Preferred Stock that have been outstanding for at least one (1) year prior to redemption are eligible for redemption by the company. If spouses are joint registered holders of shares of Series B Redeemable Preferred Stock, the written request to redeem such shares may be made upon the death or qualifying disability of either spouse. We must receive such written request within one year after the death or qualifying disability of the holder, but no sooner than one (1) year after the date of original issuance of such shares. If the holder is not a natural person, such as a trust (other than a revocable grantor trust) or a partnership, corporation or similar legal entity, the right of redemption upon the death or qualifying disability of a beneficiary of such trust or the holder of an ownership interest in such partnership, corporation or similar legal entity will also be subject to the approval of company management in its sole discretion. Beginning one (1) year from the date of original issuance of the shares of Series B Redeemable Preferred Stock to be redeemed, we will redeem such shares at a redemption price equal to 95% of the Stated Value, initially $25.00 per share, and beginning two (2) years from the date of original issuance of the shares of Series B Redeemable Preferred Stock to be redeemed, we will redeem such shares at a redemption price equal to 100% of the Stated Value, in each case, plus an amount equal to any accrued but unpaid cash dividends thereon, if any, to and including the date of redemption. Upon any such redemption request, we have the right, in our sole discretion, to pay the redemption price in cash or in equal value of shares of our Class A common stock, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption. Our ability to redeem shares of Series B Redeemable Preferred Stock in cash may be limited to the extent that we do not have sufficient funds available to fund such cash redemption. Further, our obligation to redeem any of the shares of Series B Redeemable Preferred Stock submitted for redemption in cash may be restricted by Maryland law. No redemptions of shares of Series B Redeemable Preferred Stock will be made in cash at such time as the terms and provisions of any agreement to which we are a party prohibits such redemption or provides that such redemption would constitute a breach thereof or a default thereunder. The Company further reserves the right to suspend such optional redemptions once it has issued a redemption notice.

Optional Redemption by the Company.   Beginning two years from the date of original issuance of the shares of Series B Redeemable Preferred Stock to be redeemed, we will have the right to redeem any or all shares of our Series B Redeemable Preferred Stock. We will redeem such shares of Series B Redeemable Preferred Stock at a redemption price equal to 100% of the Stated Value per share of Series B Redeemable Preferred Stock, plus an amount equal to any accrued but unpaid cash dividends. We have the right, in our sole discretion, to pay the redemption price in cash or in equal value of shares of our common stock, based on the closing price per share of our common stock for the single trading day prior to the date of the redemption, in exchange for the Series B Redeemable Preferred Stock.

We may exercise our redemption right by delivering a written notice thereof to all, but not less than all, of the holders of record of the shares of Series B Redeemable Preferred Stock to be redeemed. Each such notice will state, among other things, the date on which the redemption by us will occur, which date will be no less than seven (7) days following the notice date.

Any such redemption may be made conditional on such factors as may be determined by our board of directors and as set forth in the notice of redemption. The Company reserves the right to suspend voluntary redemptions once it has issued a redemption notice.

Change of Control Redemption by the Company.  Upon the occurrence of a Change of Control (as defined below), we will be required to redeem all outstanding shares of the Series B Redeemable Preferred Stock in whole within 60 days after the first date on which such Change of Control occurred, in cash at a redemption price of  $25.00 per share, plus an amount equal to all accrued but unpaid cash dividends, if any, to and including the redemption date; provided, however, that if the Maryland law solvency tests prohibit us from paying the full redemption price in cash, then we will pay such portion as would otherwise violate the solvency tests in shares of our Class A common stock to holders of the Series B Redeemable Preferred Stock on a pro rata basis, based on the closing price per share of our Class A common stock for the single trading day prior to the date of redemption. Further, our obligation to redeem any of the shares of Series B Redeemable Preferred Stock in cash may be restricted by Maryland law. No redemptions of shares of Series B Redeemable Preferred Stock will be made in cash at such time as the terms and provisions of any agreement to which we are a party prohibits such redemption or provides that such redemption would constitute a breach thereof or a default thereunder.

We will mail to you, if you are a record holder of the Series B Redeemable Preferred Stock, a notice of redemption no fewer than seven days before the redemption date. We will send the notice to your address shown on our stock transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series B Redeemable Preferred Stock except as to the holder to whom notice was defective or not given; provided, that notice given to the last address of record will be deemed to be valid notice. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series B Redeemable Preferred Stock to be redeemed;

•	DTC’s procedures for book entry transfer of Series B Redeemable Preferred Stock for payment of the redemption price;

•	that dividends on the shares of Series B Redeemable Preferred Stock to be redeemed will cease to accrue on such redemption date;

•	that payment of the redemption price and an amount equal to any accrued but unpaid dividends will be made upon book entry transfer of such Series B Redeemable Preferred Stock in compliance with DTC’s procedures; and

•	that the Series B Redeemable Preferred Stock is being redeemed pursuant to our mandatory redemption in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control.

If we (i) have given a notice of redemption, (ii) have set apart sufficient funds for the redemption in trust for the benefit of the holders of the Series B Redeemable Preferred Stock called for redemption and (iii) have given irrevocable instructions to pay the redemption price, then from and after the redemption date, those shares of Series B Redeemable Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series B Redeemable Preferred Stock will terminate. The holders of those shares of Series B Redeemable Preferred Stock will retain their right to receive the redemption price for their shares and an amount equal to all accrued but unpaid cash dividends, if any, to and including the redemption date, without interest.

The holders of Series B Redeemable Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series B Redeemable Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series B Redeemable Preferred Stock between such record date and the corresponding payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid cash dividends, whether or not in arrears, on Series B Redeemable Preferred Stock for which redemption notice has been given.

For purposes of the Series B Redeemable Preferred Stock, “Change of Control” is when, after the original issuance of the Series B Redeemable Preferred Stock, any of the following has occurred and is continuing:

•	a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than our company, its subsidiaries, and its and their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the total voting power of all outstanding shares of our common equity that are entitled to vote generally in the election of directors (“Voting Stock”); provided, that notwithstanding the foregoing, such a transaction will not be deemed to involve a Change of Control if (A) (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction, or (B) immediately prior to such transaction, such person or group, together with its or their related entities, including, without limitation, any trust established for the benefit of such person or any member of such group or any family member thereof (collectively, an “Ownership Group”), owned sufficient interests in the Operating Partnership such that the exercise by all or any members of such Ownership Group of the Common Unit Redemption Right (as defined in Section 8.04(a) of the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended) with respect to such interests would result in all or any members of such Ownership Group (individually or collectively) becoming the direct or indirect beneficial owner of our common equity representing more than 50% of the total voting power of all outstanding shares of Voting Stock;

•	consummation of any share exchange, consolidation or merger of our company or any other transaction or series of transactions pursuant to which our common stock will be converted into cash, securities or other property, (1) other than any such transaction where the shares of our common stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the common stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction, and (2) expressly excluding any such transaction preceded by our company’s acquisition of the capital stock of another company for cash, securities or other property, whether directly or indirectly through one of our subsidiaries, as a precursor to such transaction; or

•	Continuing Directors cease to constitute at least a majority of our board of directors.

For purposes of the Series B Redeemable Preferred Stock, “Continuing Director” means a director who either was a member of our board of directors on October 6, 2022 or becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders was duly approved by a majority of the Continuing Directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by our company on behalf of our board of directors in which such individual is named as nominee for director.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, before any distribution or payment is made to holders of our common stock or any other class or series of capital stock ranking junior to our shares of Series B Redeemable Preferred Stock, the holders of shares of Series B Redeemable Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders, after payment or provision for our debts and other liabilities, a liquidation preference equal to the Stated Value per share, plus an amount equal to any accrued but unpaid cash dividends (whether or not authorized or declared) to and including the date of payment, pari passu with the holders of shares of any other class or series of our capital stock ranking on parity with the Series B Redeemable Preferred Stock, including the Series A Redeemable Preferred Stock, as to the liquidation preference and accrued but unpaid dividends they are entitled to receive.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of our Series B Redeemable Preferred Stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into another entity, the consolidation or merger of another entity with or into us, a statutory share exchange by us or a sale, lease, transfer or conveyance of all or substantially all of our property or business will not be deemed to constitute a liquidation, dissolution or winding-up of our affairs.

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of our stock or otherwise, is permitted under the MGCL, amounts that would be needed, if we were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of the Series B Redeemable Preferred Stock will not be added to our total liabilities.

Voting Rights. Our Series B Redeemable Preferred Stock generally has no voting rights, except as set forth below.

So long as any shares of Series B Redeemable Preferred Stock remain outstanding, the holders of shares of Series B Redeemable Preferred Stock will have the exclusive right to vote on any amendment, alteration or repeal of our charter, including the terms of the Series B Redeemable Preferred Stock, that would alter only the contract rights, as expressly set forth in our charter, of the Series B Redeemable Preferred Stock, and the holders of any other classes or series of our capital stock will not be entitled to vote on such an amendment, alteration or repeal, with any such amendment requiring the affirmative vote or consent of holders of two-thirds of the Series B Redeemable Preferred Stock issued and outstanding at the time.

In addition, holders of shares of Series B Redeemable Preferred Stock and of any Parity Voting Preferred Stock (which, as of the date of this prospectus, includes the Series A Redeemable Preferred Stock), voting together as a single class, will also have the exclusive right to vote on any amendment, alteration or repeal of our charter, including the terms of the Series B Redeemable Preferred Stock, that would alter only the contract rights, as expressly set forth in our charter, of the Series B Redeemable Preferred Stock and such Parity Voting Preferred Stock, with any such action requiring the affirmative vote or consent of holders of shares of Series B Redeemable Preferred Stock and such Parity Voting Preferred Stock entitled to cast two-thirds of all votes entitled to be cast on the matter, with each holder of Series B Redeemable Preferred Stock and such Parity Voting Preferred Stock entitled to one vote for each $25.00 in liquidation preference. The holders of any other classes or series of our capital stock will not be entitled to vote on such an amendment, alteration or repeal.

Further, so long as any shares of Series B Redeemable Preferred Stock remain outstanding, the holders of shares of Series B Redeemable Preferred Stock will also have the right to vote on (a) the authorization, creation or issuance, or increase in the number of authorized or issued shares, of any class or series of our capital stock ranking senior to the Series B Redeemable Preferred Stock with respect to dividend rights and rights upon our liquidation, dissolution or winding up (any such senior stock, the “Senior Stock”), (b) the reclassification of any authorized shares of our capital stock into Senior Stock, or (c) the creation, authorization or issuance of any obligation or security convertible into, or evidencing the right to purchase, Senior Stock. Any such action will require the affirmative vote or consent of holders of (i) Series B Redeemable Preferred Stock, and (ii) any Parity Voting Preferred Stock, entitled to cast a majority of all votes entitled to be cast collectively by such holders, voting together as a single class, with each holder thereof entitled to one vote for each $25.00 in liquidation preference.

Holders of shares of Series B Redeemable Preferred Stock will not be entitled to vote with respect to any increase in the total number of authorized shares of our common stock or preferred stock, any issuance or increase in the number of authorized shares of Series B Redeemable Preferred Stock or the creation or issuance of any other class or series of capital stock, or any increase in the number of authorized shares of any class or series of capital stock, in each case ranking on parity with or junior to the Series B Redeemable Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.

Except as described above, holders of shares of Series B Redeemable Preferred Stock will not have any voting rights with respect to, and the consent of the holders of shares of Series B Redeemable Preferred Stock is not required for, the taking of any corporate action, regardless of the effect that such corporate action may have upon the powers, preferences, voting power or other rights or privileges of the Series B Redeemable Preferred Stock.

Liquidity Events. The purchase of shares of our Series B Redeemable Preferred Stock is intended to be a long term investment. There is currently no public trading market for shares of our Series B Redeemable Preferred Stock, and one may never exist. As a result, our shares of Series B Redeemable Preferred Stock should be considered as having only limited liquidity and may be illiquid. If you sell your stock, any such sales may be made at a loss. Further, except as necessary for us to maintain our qualification as a REIT as described in “--Restrictions on Ownership and Transfer” above, we may not redeem the Series B Redeemable Preferred Stock prior to the date that is two years following the date of original issuance of the shares of Series B Redeemable Preferred Stock to be redeemed. On and after such date, we will have the right, but not the obligation, to redeem any or all outstanding shares of Series B Redeemable Preferred Stock, at any time or from time to time, at a redemption price calculated and payable as described under “—Series B Redeemable Preferred Stock -- Optional Redemption by the Company,” above, plus an amount equal to all accrued and unpaid dividends on such Series B Redeemable Preferred Stock to and including the Redemption Date. There can be no assurance that we will ever exercise our option to redeem any shares of Series B Redeemable Preferred Stock.

Exchange Listing. We do not plan on making an application to list the shares of our Series B Redeemable Preferred Stock on the NYSE American, any other national securities exchange or any other nationally recognized trading system.

Meetings, Special Voting Requirements and Access To Records

An annual meeting of our stockholders will be held each year on the date and at the time and place set by our board of directors for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. Special meetings of stockholders may be called in the manner provided in the bylaws, including by the president, the chief executive officer, the chairman of the board, or our board of directors, and, subject to certain procedural requirements set forth in our bylaws, must be called by the secretary to act on any matter that may properly be considered at a meeting of stockholders upon written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast on such matter at such meeting. Subject to the restrictions on ownership and transfer of stock contained in our charter and except as may otherwise be specified in our charter, at any meeting of the stockholders, each outstanding share of common stock entitles the owner of record thereof on the applicable record date to one vote on all matters submitted to a vote of stockholders. Our charter provides that each share of our Class C common stock will have up to 50 votes per share on all matters voted on by common stockholders, including the election of directors. In general, the presence in person or by proxy of the holders of outstanding shares of our common stock entitled to cast a majority of all the votes entitled to be cast on any matter will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast on a matter is necessary to take stockholder action, except that a plurality of all votes cast at a meeting at which a quorum is present is required to elect a director and except for the matters described in the next paragraph, which must be approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Under the MGCL and our charter, stockholders are generally entitled to vote on (i) the amendment of our charter, (ii) our dissolution, (iii) our merger into another entity, our consolidation, our conversion, a statutory share exchange or the sale or other disposition of all or substantially all of our assets, and (iv) the removal of any of our directors.

While the stockholders do not have the ability to vote to replace the Manager or to select a new manager, stockholders do have the ability, only for cause and only by the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast generally in the election of directors, to remove a director from our board of directors.

Under Maryland law, during usual business hours, stockholders are entitled to inspect and copy our bylaws, minutes of stockholder proceedings, annual statements of affairs, and voting trust agreements. Stockholders may also request in writing or by electronic transmission statements of the amount of stock and securities issued by us during the period specified by the requesting stockholder, which period may not be longer than 12 months prior to the date of the stockholder’s request. Statements of stock and securities will only include the number of shares or amount of each class of stock or other securities issued during the period, the consideration received per share or unit which may be aggregated as to all issuances for the same consideration per share or unit, and the value of any consideration other than money as set in a resolution of the board of directors, in conformity with Maryland law, and will not include any personal identifying information concerning the holders of the shares. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months have the right to inspect our books of account and our stock ledger and may request a list of stockholders. Requests to inspect and/or copy our corporate records must be made in writing to our address at 919 Third Avenue , 40th Floor, New York, New York 10022.

Distributions

We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our board of directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT qualification under the Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for U.S. federal income tax purposes, we must make distributions equal to at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) each year. Especially during the early stages of our operations, some or all of our cash distributions are expected to be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which may include borrowings, net proceeds from shares sold in this offering or our common stock offering, proceeds from the issuance of additional shares pursuant to any future distribution reinvestment plan for our common stock, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to the Manager or its affiliates, cash resulting from the Manager or its affiliates paying certain of our expenses, proceeds from the sales of assets, and from our cash balances. There is no limit on distributions that may be paid from any of these sources, however, our Manager and its affiliates are under no obligation to defer or waive fees in order to support our distributions. Our charter does not prohibit our use of such sources to fund distributions.

We will pay U.S. federal income tax on our taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute with respect to each year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for such year, and any undistributed taxable income from prior periods, we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. See “Material U.S. Federal Income Tax Considerations—Distribution Requirements.” Distributions will be authorized at the discretion of our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board. Our board’s discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, and because our board may take various factors into consideration in setting distributions, distributions may not reflect our income earned in any particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. We are authorized to borrow money, issue new securities or sell assets in order to make distributions. There are no restrictions on the ability of our Operating Partnership to transfer funds to us. The use of sources other than cash flows from operating activities to fund distributions and the ultimate repayment of any liabilities incurred, as well as the payment of distributions in excess of our funds from operations, or “FFO,” could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and potentially reduce your overall return and adversely impact and dilute the value of your investment in shares of our Series B Redeemable Preferred Stock, which would be reflected when we establish an estimated per share value of each class of our Series B Redeemable Preferred Stock. For a discussion of various risks relating to the payment and source of distributions, see “Risk Factors—Risks Related to This Offering— Dividend payments on the Series B Redeemable Preferred Stock are not guaranteed” and “—We may have difficulty completely funding our distributions with funds provided by cash flows from operating activities; therefore, we may use cash flows from financing activities, which may include borrowings and net proceeds from shares sold in this offering or our common stock offering, proceeds from the issuance of additional shares under any future common stock distribution reinvestment plan, cash resulting from a waiver or deferral of fees by the Manager, or other sources to fund distributions to our stockholders. The use of these sources to pay distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and/or potentially impact the value or result in dilution of your investment by creating future liabilities, reducing the return on your investment or otherwise.”

Amounts available for distributions will be affected by our expenses, including any fees paid and distributions made to the Manager and any of its affiliates. The amounts available for distributions will also be affected by any distributions made to the holders of OP Units.

There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on sources other than cash flows from operations, as determined on a GAAP basis, to pay cash distributions, which if insufficient could negatively impact our ability to pay cash distributions.

Business Combinations

Under the MGCL, certain business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combinations” includes mergers, consolidations, share exchanges, or, in circumstances specified in the statute, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation has 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation has 100 or more beneficial owners of its stock. A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by the board.

After the five-year prohibition, any such business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder, voting together as a single voting group.

These super majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.

None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the business combination statute, our board of directors has exempted any business combination involving us and any person, provided that such business combination is first approved by our board of directors. Consequently, the five-year prohibition and the super majority vote requirements will not apply to business combinations between us and any person that are first approved by our board of directors. As a result, any such person may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super majority vote requirements and other provisions of the statute.

Should our board of directors opt into the business combination statute or fail to first approve a business combination, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition have no voting rights with respect to such shares except to the extent approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Shares of common stock owned by the acquirer, by officers or by employees who are directors of the corporation are not entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting powers:

•	One-tenth or more but less than one-third;

•	One-third or more but less than a majority; or

•	A majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of issued and outstanding control shares. Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of any meeting of stockholders at which the voting rights for control shares are considered and not approved, or, if no such meeting is held, as of the date of the last control share acquisition by the acquirer.

If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares of stock acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. As permitted by the MGCL, we have provided in our bylaws that the control share provisions of the MGCL will not apply to any acquisition by any person of shares of our stock, but our board of directors retains the discretion to change this provision in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law, which we refer to as “Subtitle 8,” permits the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five provisions:

•	A classified board;

•	A two-thirds vote requirement for removing a director;

•	A requirement that the number of directors be fixed only by vote of the directors;

•	A requirement that a vacancy on the board be filled only by the remaining directors and, if the board is classified, for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	A majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Pursuant to Subtitle 8, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we vest in our board of directors the exclusive power to fix the number of directorships and require, unless called by the president, the chief executive officer, the chairman of the board or our board of directors, the request of stockholders entitled to cast at least a majority of the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders to call a special meeting to act on such matter.

Forum for Certain Litigation

Our bylaws provide that the Circuit Court for Baltimore City, Maryland (or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division), will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any duty owed by any director or officer or employee of the company to us or to our stockholders, (iii) any action asserting a claim against the company or any director or officer or other employee thereof arising pursuant to any provision of the MGCL or our charter or bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine. This choice of forum provision will not apply to claims arising under the Securities Act or the Exchange Act.

IMPORTANT PROVISIONS OF MARYLAND LAW AND
OUR CHARTER AND BYLAWS

The following is a summary of some important provisions of Maryland law, our charter and our bylaws in effect as of the date of this prospectus, copies of which are filed as an exhibit to the registration statement to which this prospectus relates.

Our Charter and Bylaws

Stockholder rights and related matters are governed by the MGCL and our charter and bylaws. Provisions of our charter and bylaws, which are summarized below, may make it more difficult to change the composition of our board of directors and may discourage or make more difficult any attempt by a person or group to obtain control of our company.

Our Board of Directors

Our board of directors consists of five directors. Our charter and bylaws provide that the number of directors constituting our board of directors may be increased or decreased only by a majority vote of our board of directors, provided that the number of directors may not be decreased to fewer than the minimum number required under the MGCL (which is one).

Subject to the terms of any class or series of preferred stock then outstanding, any vacancy on our board of directors may be filled only by the vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred. Any director may resign at any time and may be removed only for cause (as defined in our charter), and then only by our stockholders entitled to cast at least a majority of the votes entitled to be cast generally in the election of directors.

Each director will serve a term beginning on the date of his or her election and ending on the next annual meeting of the stockholders and when his or her successor is duly elected and qualifies. Because holders of common stock will have no right to cumulative voting for the election of directors, at each annual meeting of stockholders, the holders of the shares of common stock with a majority of the voting power of the common stock will be able to elect all of the directors. Because stockholders will not have cumulative voting rights, the holders of the outstanding shares of common stock entitled to cast a majority of all the votes entitled to be cast on the matter will be able to elect our entire board of directors. Directors will be elected by a majority of the votes cast in an uncontested election and by a plurality of the votes cast in a contested election.

Removal of Directors

Any director may be removed only for cause, and then only by an affirmative vote of our stockholders entitled to cast at least a majority of the votes entitled to be cast generally in the election of directors. For these purposes, “cause” will mean, with respect to any particular director, conviction of a felony or final judgment of a court of competent jurisdiction holding that such director caused demonstrable material harm to us through bad faith or active and deliberate dishonesty.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s then outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. A person is not an interested stockholder under the statute if, prior to the more recent time at which the person would otherwise have become an interested stockholder, the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five-year prohibition, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group, and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, voting together as a single group, unless an exemption under the MGCL applies. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Pursuant to the statute, our board of directors has exempted any business combination involving us and any person, provided that the business combination is first approved by our board of directors, in which case, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and any person. However, such resolution can be altered or repealed, in whole or in part, at any time by our board of directors. As a result, any person may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the super-majority vote requirements and the other provisions of the statute.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to such shares except to the extent approved at a special meeting by the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors:

•	a person who makes or proposes to make a control share acquisition;

•	an officer of the corporation; or

•	an employee of the corporation who is also a director of the corporation.

“Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror directly or indirectly to exercise or direct the exercise of the voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more, but less than one-third;

•	one-third or more, but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition, directly or indirectly, by a person, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved, or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply to (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. We cannot assure you that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

We have elected to be subject to the provisions of Subtitle 8 that require that vacancies on our board of directors may be filled only by the remaining directors and that any director elected by the board of directors shall serve for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we have vested in our board of directors the exclusive power to fix the number of directorships and require, unless called by the president, the chief executive officer, the chairman of the board or our board of directors, the request of stockholders entitled to cast at least a majority of the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders to call a special meeting to act on such matter.

Stockholders’ Meetings

An annual meeting of our stockholders will be held each year on the date and at the time and place, if any, set by our board of directors for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. A special meeting of our stockholders may be called in the manner to be provided in the bylaws, including by the president, the chief executive officer, the chairman of the board, or our board of directors, and, subject to certain procedural requirements to be set forth in our bylaws, must be called by the secretary to act on any matter that may properly be considered at a meeting of stockholders upon written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast on such matter at such meeting. Subject to the restrictions on ownership and transfer of stock contained in our charter and the terms of any class or series of any series of preferred stock then outstanding and except as may otherwise be specified in our charter, at any meeting of the stockholders, each outstanding share of common stock will entitle the owner of record thereof on the applicable record date to cast one vote on all matters voted on by common stockholders, including the election of directors and each outstanding share of Class C common stock will entitle the owner of record thereof on the applicable record date to cast up to fifty votes per share on each matter on which holders of common stock are entitled to vote. In general, the presence in person or by proxy of a majority of our outstanding shares of common stock entitled to vote will constitute a quorum, and any matter approved by our stockholders by the vote required under the MGCL, our charter or our bylaws, as applicable, will be binding on all of our stockholders.

Amendments to Our Charter and Bylaws

Except for those amendments permitted to be made without stockholder approval under Maryland law or our charter, our charter generally may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws, or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. As a result, the foregoing exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and the company does not intend for the exclusive forum provision to apply to such Exchange Act claims. The foregoing exclusive forum provision could apply, however, to a suit that asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any liability or duty created by the Securities Act. That said, there is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to such claims under the Securities Act.

Transactions Outside the Ordinary Course of Business

Under the MGCL, a Maryland corporation generally is not entitled to dissolve, amend its charter, merge or consolidate with, or convert into another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a greater or lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides for a majority vote in these situations. Our Operating Partnership has a perpetual existence.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors, or (3) by any stockholder who is a stockholder of record at the record date for the meeting set by the board of directors for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the advance notice required by our bylaws and at the time of the meeting (and any adjournment or postponement thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures of the bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) by or at the direction of the board of directors, or (2) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by any stockholder who is a stockholder of record at the record date for the meeting set by the board of directors for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by our bylaws and at the time of the meeting (and any adjournment or postponement thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

The advance notice procedures of our bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to our corporate secretary at our principal executive office not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for our preceding year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 150th day prior to the date of the annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of the annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

Effects of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our charter and bylaws contain certain provisions that could make it more difficult to acquire control of the company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the company to negotiate first with our board of directors. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for our capital stock or otherwise be in the best interest of our stockholders.

Indemnification and Limitation of Directors’ and Officers’ Liability

The MGCL permits us to include in our charter a provision eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services, or (2) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision eliminating such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity and permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made or threatened to be made a party or witness by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

The MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter requires us to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our directors and our officers (including any director or officer who is or was serving at the request of our company as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise) and to any external manager acting as an agent of the company. In addition, our charter permits us, with the approval of our board of directors, to provide such indemnification and advancement of expenses to any individual who served a predecessor of us in any of the capacities described above and to any employee or agent of us or a predecessor of us.

However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable.

We have entered into indemnification agreements with our current directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

THE OPERATING PARTNERSHIP AGREEMENT

A summary of the material terms and provisions of the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, which we refer to as the “partnership agreement,” is set forth below. The following summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the partnership agreement. For more detail, please refer to the partnership agreement itself, a copy of which will be filed as an exhibit to the registration statement on Form S-11 of which this prospectus is a part. For purposes of this section, references to “we,” “our,” “us,” “our company” and the “general partner” refer to Bluerock Homes Trust, Inc., in our capacity as the general partner of our Operating Partnership. See the section entitled “Additional Information.”

General

Our Operating Partnership was formed as a Delaware limited partnership on August 8, 2008. Substantially all of our assets are held by, and substantially all of our operations are conducted through, our Operating Partnership. We, as general partner, and the limited partners entered into that certain Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “partnership agreement”). Pursuant to the partnership agreement, we are the sole general partner of the Operating Partnership.

As the sole general partner of our Operating Partnership, we have full, exclusive and complete responsibility and discretion in the management and control of our Operating Partnership, including the ability to cause our Operating Partnership to enter into certain major transactions, including acquisitions, dispositions, and refinancings, select tenants for our properties, enter into leases for our properties, make distributions to partners, and cause changes in our Operating Partnership’s business activities.

Limited partners other than us own approximately 69.59% of our Operating Partnership. The limited partners of our Operating Partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, our Operating Partnership except as required by applicable law. Consequently, we, by virtue of our position as the sole general partner, control the assets and business of our Operating Partnership.

In the partnership agreement, the limited partners of our Operating Partnership expressly acknowledge that we, as general partner, are acting for the benefit of our Operating Partnership, the limited partners and our stockholders, collectively. Except as further described below, neither we nor our board of directors are under any obligation to give priority to the separate interests of the limited partners in deciding whether to cause our Operating Partnership to take or decline to take any actions. In particular, we are under no obligation to consider any tax consequences to limited partners when making decisions for the benefit of our Operating Partnership. If there is a conflict between the interests of our stockholders, on the one hand, and the interests of the limited partners, on the other, we endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our Operating Partnership, we agree to resolve any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners in favor of our stockholders. We are not liable under the partnership agreement to our Operating Partnership or to any limited partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions so long as we have acted in good faith.

Organization and Capital Contributions

We are considered an umbrella partnership real estate investment trust (an “UPREIT”). An UPREIT is a structure that allows REITs the ability to acquire real property from sellers on a tax-deferred basis (to the sellers), as sellers can generally defer taxable gain that otherwise would be required to be recognized by them upon the disposition of their property when such property is exchanged for interests in an operating partnership. Such sellers may also desire to achieve diversity in their investment and other benefits afforded to stockholders in a REIT. We believe that our Operating Partnership has been, and will continue to be, treated as a partnership for U.S. federal income tax purposes. As a result, our proportionate share of the assets and income of our Operating Partnership are be deemed to be our own assets and income for purposes of satisfying the asset and gross income tests for qualification as a REIT.

We are obligated to contribute the net proceeds of any future offering of shares as additional capital to our Operating Partnership and will be deemed to have made additional capital contributions in the amount of the gross offering proceeds we receive. If we contribute additional capital to our Operating Partnership, we will receive additional OP Units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our Operating Partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. The partnership agreement provides that if our Operating Partnership requires additional funds at any time in excess of funds available to our Operating Partnership from cash flow, borrowings by our Operating Partnership or capital contributions, we may borrow such funds from a financial institution or other lenders and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. In addition, if we contribute additional capital to our Operating Partnership, we will revalue the property of our Operating Partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement, if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation.

Classes of Partnership Units

Subject to our discretion as general partner to create additional classes of limited partnership interests, our Operating Partnership has two classes of limited partnership interests. These classes will be the OP Units and the LTIP Units. See “—LTIP Units” below. Certain OP Units will be designated as “C-OP Units” and certain LTIP Units will be designated as “C-LTIP Units”. In calculating the percentage interests of our Operating Partnership’s limited partners, holders of LTIP Units will be treated as holders of OP Units and LTIP Units will be treated as OP Units.

We expect that our Operating Partnership will issue OP Units to limited partners, including us, in exchange for capital contributions of cash or property, including in connection with the contribution of the net proceeds of this offering and any future offering of our shares, as described above, and that our Operating Partnership will issue LTIP Units, pursuant to the BHM Incentive Plans, to persons (including our Manager, directors and employees) or entities who provide services to us. In addition, our Operating Partnership will issue C-LTIP Units to our Manager pursuant to the Management Agreement. Each quarterly installment of the base management fee under the Management Agreement will be payable in cash, except as may otherwise be specified by written agreement of the company and the Manager with respect to payment of all or any portion thereof in C-LTIP Units. One half of each quarterly installment of the incentive fee under the Management Agreement will be payable in C-LTIP Units, and the remainder of the incentive fee will be payable in cash or in C-LTIP Units, at the election of our board of directors. Additional C-LTIP Units will also be issuable to our executive officers or other service providers at the discretion of our board of directors.

As general partner, we may cause our Operating Partnership to issue additional OP Units or LTIP Units for any consideration, or we may cause the creation of a new class of limited partnership interests, at our sole and absolute discretion. As general partner, we may elect to issue LTIP Units subject to vesting agreements, which may provide that a recipient’s rights in such LTIP Units vest over time, vest based upon our company’s performance or vest based upon any other conditions that we determine. The only difference between vested and unvested LTIP Units is that unvested LTIP Units may not be converted into OP Units. Taking these differences into account, when we refer to “Partnership Units,” we are referring to OP Units and vested and unvested LTIP Units collectively.

Amendments to the Partnership Agreement

Amendments to the partnership agreement may be proposed by us, as general partner, or by limited partners holding 66 2/3% or more of all of the outstanding OP Units and LTIP Units held by limited partners other than us.

Generally, the partnership agreement will not be able to be amended, modified, or terminated without our approval and the written consent of limited partners holding more than 66 2/3% of all of the outstanding Partnership Units held by limited partners other than us if such actions would adversely affect the rights, privileges and protections afforded to the limited partners under the partnership agreement. As general partner, we will have the power to unilaterally make certain amendments to the partnership agreement without obtaining the consent of the limited partners, as may be necessary to:

•	add to our obligations as general partner or surrender any right or power granted to us as general partner for the benefit of the limited partners;

•	reflect the issuance of additional Partnership Units or the admission, substitution, termination or withdrawal of partners in accordance with the terms of the partnership agreement;

•	set forth or amend the designations, rights, powers, duties, and preferences of the holders of any additional Partnership Units issued by our Operating Partnership;

•	reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes concerning matters under the partnership agreement that will not otherwise be inconsistent with the partnership agreement or law;

•	reflect changes that are reasonably necessary for us to maintain our qualification as a REIT;

•	modify the manner in which capital accounts are computed;

•	include provisions referenced in future U.S. federal income tax guidance relating to compensatory partnership interests that we determine are reasonably necessary in respect of such guidance; or

•	satisfy any requirements, conditions or guidelines of federal or state law.

Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, adversely alter a partner’s right to receive any distributions or allocations of profits or losses or adversely alter or modify the redemption rights, or alter the protections of the limited partners in connection with the transactions described in “—Restrictions on Mergers, Sales, Transfers and Other Significant Transactions” must be approved by each limited partner that would be adversely affected by such amendment.

In addition, we, as general partner, will not be permitted to do any of the following except as expressly authorized in the partnership agreement:

•	without the written consent of limited partners holding more than 66 2/3% of all of the outstanding Partnership Units held by limited partners other than us, take any action in contravention of an express prohibition or limitation contained in the partnership agreement;

•	enter into or conduct any business other than in connection with our role as general partner of our Operating Partnership and our operation as a REIT;

•	acquire an interest in real or personal property other than through our Operating Partnership; or

•	except as described in “—Restrictions on Mergers, Sales, Transfers and Other Significant Transactions,” withdraw from our Operating Partnership or transfer any portion of our general partnership interest.

Restrictions on Mergers, Sales, Transfers and Other Significant Transactions

We will not be able to voluntarily withdraw from our Operating Partnership or transfer or assign our general partnership interest in our Operating Partnership or engage in any merger, consolidation or other combination, or sale of all, or substantially all, of our assets in a transaction which results in a change of control of the company (as general partner) unless:

•	we receive the consent of limited partners holding more than 50% of the Partnership Units held by the limited partners (other than those held by us or our subsidiaries);

•	as a result of such a transaction, all limited partners (other than us or our subsidiaries) holding Partnership Units will receive for each Partnership Unit an amount of cash, securities or other property equal in value to the amount of cash, securities or other property they would have received if their Partnership Units had been converted into shares of our common stock immediately prior to such transaction, provided that, if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to, and accepted by, the holders of more than 50% of the outstanding shares of our common stock, each holder of OP Units (other than us or our subsidiaries) shall be given the option to exchange such OP Units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•	we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than us or our subsidiaries) receive for each Partnership Unit an amount of cash, securities or other property having a value that is no less than the greatest amount of cash, securities or other property received in the transaction by our stockholders.

We will be able to merge or consolidate with another entity, if immediately after such merger or consolidation, (i) substantially all of the assets of the successor or surviving entity, other than OP Units held by us, are contributed, directly or indirectly, to our Operating Partnership as a capital contribution in exchange for OP Units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor in such merger or consolidation expressly agrees to assume all of our obligations under our partnership agreement and such partnership agreement is amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of conversion or redemption rights that approximates the existing method for such calculation as closely as reasonably possible.

We also will be able to (i) transfer all or any portion of our general partnership interest to (A) a wholly owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner and (ii) engage in a transaction required by law or by the rules of any national securities exchange on which shares of our common stock are listed.

Limited partners may not transfer their Partnership Units without our consent, as our Operating Partnership’s general partner.

Issuance of Additional Limited Partnership Interests

As the sole general partner of our Operating Partnership, we will be authorized, without the consent of the limited partners, to cause our Operating Partnership to issue additional limited partnership interests to us, to other limited partners or to other persons for such consideration and on such terms and conditions as we deem appropriate. If additional limited partnership interests are issued to us, then, unless the additional limited partnership interests are issued in connection with a contribution of property to our Operating Partnership, we will be required to (1) issue additional shares of our common stock and contribute to our Operating Partnership the entire proceeds received by us from such issuance or (2) issue additional limited partnership interests to all limited partners in proportion to their respective interests in our Operating Partnership. In addition, we will be able to cause our Operating Partnership to issue to us additional limited partnership interests in different series or classes, which may be senior to the existing Partnership Units, in connection with an offering of our securities having substantially similar rights, in which the proceeds thereof are contributed to our Operating Partnership. Consideration for additional limited partnership interests may be cash or other property or assets. No person, including any partner or assignee, will have any preemptive, preferential or similar rights with respect to additional capital contributions to our Operating Partnership or the issuance or sale of any partnership interests therein.

Our Operating Partnership may issue limited partnership interests that are OP Units, limited partnership interests that are preferred as to distributions and upon liquidation to our OP Units, LTIP Units, and other types of units with such rights and obligations as may be established by us, as the sole general partner of our Operating Partnership, from time to time.

Redemption Rights

Pursuant to the partnership agreement, any holders of OP Units, other than us or our subsidiaries, will receive redemption rights, which will enable them to cause our Operating Partnership to redeem their OP Units in exchange for cash or, at our option, shares of our common stock. The cash redemption amount per share of common stock will be based on the market price of our common stock at the time of redemption, multiplied by the conversion ratio set forth in our partnership agreement. Alternatively, we may elect to purchase the OP Units by issuing shares of our common stock for OP Units, based on the conversion ratio set forth in our partnership agreement.

The conversion ratio will initially be one to one (1:1), but will be adjusted based on certain events including: (i) any distribution in shares of our common stock to holders of our outstanding common stock, (ii) any subdivision of our outstanding common stock, or (iii) any reverse split of the outstanding shares of our common stock into a smaller number of shares. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of shares of our common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of our common stock in excess of the stock ownership limits in our charter;

•	result in our common stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	result in our being “closely held” within the meaning of Section 856(h) of the Code;

•	cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of ours, our Operating Partnership’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code;

•	cause us to fail to qualify as a REIT under the Code; or

•	cause the acquisition of our common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock for purposes of complying with the registration provisions of the Securities Act.

We may, in our sole and absolute discretion, waive certain of these restrictions.

Subject to the foregoing, limited partners of our Operating Partnership holding OP Units will be able to exercise their redemption rights (x) at any time, with respect to OP Units held by such limited partners at the time of the Separation and Distribution, and (y) after one year following the date of issuance of their OP Units, with respect to OP Units acquired by limited partners after the Separation and Distribution. However, a limited partner will not be permitted to deliver more than two notices of redemption during each calendar year (subject to the terms of any agreement between us, as general partner, and a limited partner) and will not be permitted to exercise its redemption right for less than 1,000 OP Units (unless such limited partner holds less than 1,000 OP Units, in which case, it must exercise its redemption right for all of its OP Units). In the event a limited partner of our Operating Partnership exercises its redemption rights, and we elect to redeem the OP Units by the issuance of shares of our common stock, we expect to issue unregistered shares, or shares that will be registered after completion of our first underwritten public offering, if any, in connection with any such redemption transaction.

Exculpation and Indemnification of the General Partner

The partnership agreement provides for the indemnification of us as the general partner, and of our officers, directors and employees and any other persons we may designate from and against any and all claims that relate to the operations of our Operating Partnership as set forth in the partnership agreement in which any such indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, the partnership agreement provides that we are not liable to our Operating Partnership or any partner for monetary damages for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission if any such party acted in good faith.

In addition, the partnership agreement provides that any such indemnification of any such indemnitee shall be made only out of the assets of our Operating Partnership. Our Operating Partnership must also pay or reimburse the reasonable expenses of any such indemnitee in advance of a final disposition of the proceeding upon its receipt of a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by or on behalf of the indemnitee to repay any amounts paid or advanced if it is ultimately determined that the indemnitee did not meet the standard of conduct for indemnification.

Pursuant to the partnership agreement, the limited partners of our Operating Partnership expressly acknowledge that as the general partner of our Operating Partnership, we are acting for the benefit of our Operating Partnership, the limited partners and our stockholders collectively, and that in such capacity we are under no obligation to consider the separate interests of the limited partners (including, without limitation, the tax consequences to some or all of the limited partners) in deciding whether to cause our Operating Partnership to take, or decline to take, any actions. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand, and the limited partners of our Operating Partnership on the other hand, we as the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that so long as we own a controlling interest in our Operating Partnership, any such conflict that we, in our capacity as the general partner, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners of our Operating Partnership will be resolved in favor of our stockholders, and that we will not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

No Removal of the General Partner

We may not be removed as general partner by the limited partners with or without cause.

Registration Rights

Pursuant to the terms of our partnership agreement, one year after the Distribution and subject to certain further conditions as set forth in the partnership agreement, we will be obligated to file a registration statement covering the issuance or resale of shares of common stock received by limited partners who held their Partnership Units as of the date of the partnership agreement (including their transferees and assigns) upon such limited partners’ redemption of their OP Units, under which we will agree:

•	to use our commercially reasonable efforts to have the registration statement declared effective;

•	to register or qualify such shares under the securities or blue sky laws of such jurisdictions within the United States as required by law;

•	to list our shares of common stock issued pursuant to the exercise of redemption rights on any securities exchange or national market system upon which our shares of common stock are then listed; and

•	to indemnify limited partners exercising redemption rights against all losses caused by any untrue statement of a material fact contained in the registration statement, preliminary prospectus or prospectus or caused by any omission to state a material fact required to be stated or necessary to make the statements therein not misleading, except insofar as such losses are caused by any untrue statement or omission based upon information furnished to us by such limited partners.

As a condition to our obligations with respect to such registration, each limited partner will agree:

•	that it will not offer or sell shares of common stock that are issued upon redemption of its OP Units until such shares have been included in an effective registration statement;

•	that, if we determine in good faith that registration of shares for resale would require the disclosure of important information that we have a business purpose for preserving as confidential, the registration rights of each limited partner will be suspended until we notify such limited partners that suspension of their registration rights is no longer necessary (so long as we do not suspend their rights for more than 180 days in any 12-month period); and

•	that if we propose an underwritten public offering, it will agree not to effect any offer, sale or distribution of our shares of common stock during the period commencing on the tenth day prior to the expected effective date of a registration statement filed with respect to the public offering or commencement date of a proposed offering and ending on the date specified by the managing underwriter for such offering; and to indemnify us and each of our officers, directors and controlling persons against all losses caused by any untrue statement or omission contained in (or omitted from) any registration statement based upon information furnished to us by such limited partner.

Subject to certain exceptions, our Operating Partnership will pay all expenses in connection with the exercise of registration rights under our partnership agreement.

LTIP Units

In general, LTIP Units will receive the same per-unit distributions as the OP Units. When issued, each LTIP Unit will have a capital account balance of zero and, therefore, will not have full parity with OP Units with respect to liquidating distributions. However, our partnership agreement provides that our Operating Partnership’s assets will be revalued upon the occurrence of certain events and any resulting increase in valuation will be allocated first to the LTIP Unitholders to equalize the capital accounts of such holders with the capital account of the general partner’s OP Units.

Upon equalization of the capital accounts of the LTIP Unitholders with the average per-unit capital account of the general partner’s OP Units, the LTIP Units will achieve full parity with OP Units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP Units may be converted into an equal number of OP Units at any time, and thereafter enjoy all the rights of OP Units. If a sale or revaluation of assets occurs at a time when our Operating Partnership’s assets have appreciated sufficiently since the last revaluation, the LTIP Units would achieve full parity with the OP Units upon such sale or revaluation. In the absence of sufficient appreciation in the value of our Operating Partnership’s assets at the time of a sale or revaluation, full parity would not be reached.

Consequently, an LTIP Unit may never become convertible because the value of our Operating Partnership’s assets may not appreciate sufficiently between revaluations to equalize capital accounts. Until and unless parity is reached, the value for a given number of vested LTIP Units will be less than the value of an equal number of shares of our common stock.

Operations

Our partnership agreement will require that our Operating Partnership be operated in a manner that will (1) enable us to satisfy the requirements for qualification as a REIT for tax purposes and avoid any U.S. federal income or excise tax liability imposed by the Code (other than any U.S. federal income tax liability associated with our retained capital gains), and (2) ensure that our Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code, which classification could result in our Operating Partnership being taxed as a corporation, rather than as a partnership, for U.S. federal income tax purposes.

Rights, Obligations and Powers of the General Partner

As our Operating Partnership’s general partner, generally we will have complete and exclusive discretion to manage and control our Operating Partnership’s business and to make all decisions affecting its assets. This authority generally will include, among other things, the authority to:

•	acquire, purchase, own, operate, lease and dispose of any real property and any other property;

•	construct buildings and make other improvements on owned or leased properties;

•	authorize, issue, sell, redeem or otherwise purchase any OP Units or any securities of the Operating Partnership;

•	borrow or lend money;

•	make or revoke any tax election;

•	maintain insurance coverage in amounts and types as we determine is necessary;

•	retain employees or other service providers;

•	form or acquire interests in joint ventures; and

•	merge, consolidate or combine our Operating Partnership with another entity.

In addition to the administrative and operating costs and expenses incurred by our Operating Partnership, our Operating Partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our continuity of existence and our subsidiaries’ operations;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our Operating Partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to properties or interests in subsidiaries that are owned by us directly rather than by our Operating Partnership or its subsidiaries, if any.

Fiduciary Responsibilities of the General Partner

Our directors and officers will have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our Operating Partnership, will have fiduciary duties to manage our Operating Partnership in a manner beneficial to our Operating Partnership and its partners. Our duties, as general partner to our Operating Partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. In the event that a conflict of interest exists between the interests of our stockholders, on the one hand, and our Operating Partnership’s limited partners, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or such limited partners. However, any such conflict that we determine cannot be resolved in a manner not adverse to either our stockholders or such limited partners shall be resolved in favor of our stockholders. The limited partners of our Operating Partnership will acknowledge expressly that in the event of such a determination by us, as the general partner of our Operating Partnership, we will not be liable to such limited partners for losses sustained or benefits not realized in connection with, or as a result of, such a determination.

Distributions; Allocations of Profits and Losses

Our partnership agreement provides that our Operating Partnership will distribute cash from operations at times and in amounts determined by us, as the sole general partner of our Operating Partnership, in our sole discretion, to the partners, in accordance with their respective percentage interests in our Operating Partnership. We will cause our Operating Partnership to distribute annually to us amounts sufficient to allow us to satisfy the annual distribution requirements necessary for us to maintain our qualification as a REIT, currently 90%, of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains). We generally intend to cause our Operating Partnership to distribute annually to us an amount equal to at least 100% of our taxable income, which we will then distribute to our stockholders. To the extent that we distribute at least 90% our REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains), but less than 100% of our taxable income, we will be subject to U.S. federal income tax on such undistributed amount.

Upon liquidation of our Operating Partnership, after payment of, or adequate provision for, debts and obligations of our Operating Partnership, including any partner loans, any remaining assets of our Operating Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If any partner has a deficit balance in its capital account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such partner shall have no obligation to make any contribution to the capital of our Operating Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to our Operating Partnership or to any other person for any purpose whatsoever.

Income, expenses, gains and losses of our Operating Partnership will generally be allocated among the partners in a manner consistent with the distribution of cash described in “—Distributions; Allocations of Profits and Losses” above. Upon the occurrence of certain specified events, as described in “—LTIP Units” above, our Operating Partnership will revalue its assets and any net increase in valuation will be allocated first to the LTIP Units to equalize the capital accounts of such holders with the capital accounts of OP Units. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations thereunder. To the extent that Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit, we, as the general partner, will have the authority to elect the method to be used by our Operating Partnership for allocating items with respect to contributed property acquired in connection with any future offering for which fair market value differs from the adjusted tax basis at the time of contribution, and such election will be binding on all partners.

Term and Termination

Our Operating Partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution, removal or withdrawal (unless the limited partners elect to continue the partnership);

•	the passage of 90 days after the sale or other disposition of all, or substantially all, of the assets of the partnership;

•	the redemption of all limited partnership interests (other than those held by us or our subsidiaries) unless we decide to continue the partnership by the admission of one or more limited partners; or

•	an election by us in our capacity as the general partner.

Tax Matters

Our partnership agreement provides that we, as the sole general partner of our Operating Partnership, will be the “partnership representative” of our Operating Partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our Operating Partnership.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations that you, as a holder of our Series B Redeemable Preferred Stock, may consider relevant in connection with the purchase, ownership and disposition of our Series B Redeemable Preferred Stock. Paul Hastings L.L.P. has acted as our special tax counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the U.S. federal income tax laws, such as:

•	persons acting as nominees or otherwise not as beneficial owners;

•	dealers, brokers, or traders in securities or currencies;

•	insurance companies;

•	tax-exempt entities and organizations (except to the limited extent discussed in “—Taxation of Holders of Our Series B Redeemable Preferred Stock—Taxation of Tax-Exempt Stockholders” below);

•	financial institutions or broker-dealers;

•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Holders of Our Series B Redeemable Preferred Stock—Taxation of Non-U.S. Stockholders” below);

•	former citizens or former long-term residents of the United States;

•	persons who mark-to-market our Series B Redeemable Preferred Stock;

•	subchapter S corporations;

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

•	regulated investment companies and REITs;

•	trusts and estates;

•	holders who receive our Series B Redeemable Preferred Stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our Series B Redeemable Preferred Stock as part of a “straddle,” “appreciated financial position,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment or risk reduction transaction;

•	persons subject to the alternative minimum tax provisions of the Code;

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes);

•	persons subject to special tax accounting rules as a result of their use of applicable financial statements (within the meaning of Section 451(b)(3) of the Code); and

•	persons holding our Series B Redeemable Preferred Stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold our Series B Redeemable Preferred Stock as a capital asset for U.S. federal income tax purposes, which generally means property held for investment.

If a partnership, including any entity that is treated as a partnership for U.S. federal income tax purposes, holds our Series B Redeemable Preferred Stock, the U.S. federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that will hold our Series B Redeemable Preferred Stock, you should consult your tax advisor regarding the U.S. federal income tax consequences of acquiring, holding and disposing of our Series B Redeemable Preferred Stock by the partnership.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, final, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, Treasury Regulations, administrative interpretations and court decisions could change the current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SERIES B REDEEMABLE PREFERRED STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company

REIT Qualification

We were organized on December 16, 2021 as a Maryland corporation. We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2022. We believe that, commencing with such taxable year, we have been organized and have operated in a manner so as to qualify for taxation as a REIT under the U.S. federal income tax laws and we intend to continue to operate in such a manner, but no assurance can be given that we will be operate in such a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, we have received an opinion from Paul Hastings L.L.P. to the effect that, we qualified to be taxed as a REIT pursuant to Sections 856 through 860 of the Code for our taxable years ended December 31, 2022 through December 31, 2024, and our organization and current and proposed method of operation will enable us to qualify as a REIT under the Code for our taxable years ending December 31, 2025, and thereafter. Paul Hastings L.L.P.’s opinion is based upon customary assumptions, representations and undertakings made by us and Bluerock Residential (in the case of Bluerock Residential, as of the date of the Distribution) as to factual matters, and is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our and Bluerock Residential’s assets and the conduct of our and Bluerock Residential’s business. Paul Hastings L.L.P’s opinion is not binding upon the IRS or any court, and speaks as of the date issued. In addition, Paul Hastings L.L.P.’s opinion is based on U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively.

Our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, through actual annual and quarterly operating results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of ownership of our stock and the percentage of our earnings that we distribute. Paul Hastings L.L.P. will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. While we intend to operate so that we will maintain our qualification as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given by tax counsel or by us that we will qualify as a REIT for any particular year. Paul Hastings L.L.P.’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

Taxation of REITs in General

If we maintain our qualification as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation to its stockholders. However, even if we maintain our qualification as a REIT, we will be subject to U.S. federal tax in the following circumstances:

•	We will pay U.S. federal income tax on any taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We will pay income tax at the highest U.S. federal corporate income tax rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on our net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “— Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on some payments we receive (or on certain expenses deducted by our TRSs or on income imputed to our TRSs for services rendered to or on behalf of us), if arrangements among us, our tenants, and our TRSs do not reflect arm’s-length terms.

•	If we fail to satisfy any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “— Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate then applicable to U.S. corporations (currently 21%) on the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest applicable regular U.S. federal corporate income tax rate applicable if we recognize gain on the sale or disposition of the asset during the 5-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Recordkeeping Requirements.”

•	The earnings of any lower-tier entities that are subchapter C corporations, including our TRSs will be subject to U.S. federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, our TRSs will be subject to U.S. federal, state and local corporate income tax on their taxable income.

Requirements for Qualification as a REIT

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the distribution of its income.

9.	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws.

10.	It has not been a party to a spin-off transaction that is tax-deferred under section 355 of the Code during the applicable period.

We must meet requirements 1 through 4, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2023 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides restrictions regarding the transfer and ownership of shares of our outstanding capital stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer.” We believe that we have issued sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such stock ownership requirements. If we fail to satisfy these stock ownership requirements, we may fail to remain qualified as a REIT.

Effect of Subsidiary Entities

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner for U.S. federal income tax purposes, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners for U.S. federal income tax purposes is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “— Asset Tests”) is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

We have control of our Operating Partnership and intend to control any subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were able to qualify for a statutory REIT “savings” provision, which could require us to pay a significant penalty tax to maintain our REIT qualification.

Taxable REIT Subsidiaries. A REIT may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities will automatically be treated as a TRS. We will not be treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us will be an asset in our hands, and we will treat the distributions paid to us from such TRS, if any, as income to the extent of the TRS’s earnings and profits. This treatment may affect our compliance with the gross income and asset tests. Because we will not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake activities indirectly, such as earning fee income, that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 20% (25% for 2026 and future tax years) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of U.S. federal income taxation. For example, deductions are disallowed for business interest expense (even if paid to third parties) in excess of the sum of a taxpayer’s business interest income and 30% of the adjusted taxable income of the business, which is its taxable income computed without regard to business interest income or expense, net operating losses (“NOLs”) or the pass-through income deduction. Such limitations may also impact the amount of U.S. federal income tax paid by a TRS. Further, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT, such as intercompany loans, or the REIT’s tenants that are not conducted on an arm’s-length basis.

A TRS may not directly or indirectly operate or manage any healthcare facilities or lodging facilities or provide rights to any brand name under which any healthcare facility or lodging facility is operated. A TRS is not considered to operate or manage a “qualified healthcare property” or “qualified lodging facility” solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.

Rent that we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “— Gross Income Tests — Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements.

Gross Income Tests. We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of a real estate asset (excluding gain from the sale of a debt instrument issued by a “publicly offered REIT” (i.e., a REIT required to file periodic and annual reports with the SEC under the Exchange Act) to the extent not secured by real property or an interest in real property) not held for sale to customers;

•	income and gain derived from foreclosure property;

•	amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements to make loans secured by mortgages on real property or interests in real property or to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Cancellation of indebtedness income (“COD income”) and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business are excluded from both the numerator and the denominator in both gross income tests, but are subject to a special tax at a rate of 100%. In addition, income and gain from certain “hedging transactions” that we enter into to hedge indebtedness incurred, or to be incurred, to acquire or carry real estate assets, and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “— Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive, including as a result of our ownership of preferred or common equity interests in a partnership that owns rental properties, from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.

•	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. The allocation of rent between real and personal property is based on the relative fair market values of the real and personal property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related tenant, (2) the tenant either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs, or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as “rents from real property.”

We intend to lease, through our Operating Partnership and its subsidiaries, substantially all our properties to tenants that are individuals. Our leases will typically have a term of at least one year and require the tenant to pay fixed rent. We do not anticipate leasing significant amounts of personal property pursuant to our leases. Moreover, we do not intend to perform any services other than customary ones for our tenants, unless such services are provided through independent contractors or a TRS. Accordingly, we believe that our leases will generally produce rent that qualifies as “rents from real property” for purposes of the 75% and 95% gross income tests.

In addition to the rent, the tenants may be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties, such charges generally will qualify as “rents from real property.” To the extent that such additional charges represent penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that late charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends, in whole or in part, on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

We may originate or invest in mortgage debt and/or mezzanine loans. Interest on debt secured by a mortgage on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. Other than to the extent described below, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan (or, if there has been a “significant modification” to the loan since its origination or acquisition by the REIT, then as of the date of that “significant modification”), a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the interest income attributable to the portion of the principal amount of the loan that is not secured by real property, that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. However, in the case of a loan that is secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining the interest on such loan is qualifying income for purposes of the 75% gross income test.

Mezzanine loans are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying income for both the 75% and 95% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, we anticipate that any mezzanine loans we may originate or acquire may not meet all of the requirements for reliance on this safe harbor. To the extent that any mezzanine loans that we originate do not qualify for the safe harbor described above, the interest income from the loans will be qualifying income for purposes of the 95% gross income test, but there is a risk that such interest income will not be qualifying income for purposes of the 75% gross income test. We intend to invest in any mortgage debt and mezzanine loans in a manner that will enable us to continue to satisfy the REIT gross income and asset tests.

Dividends. Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Fee Income. Fee income generally will not be qualifying income for purposes of both the 75% and 95% gross income tests. Any fees earned by a TRS will not be included for purposes of the gross income tests, but will be subject to U.S. federal corporate income tax, as described above. In addition, we will be subject to a 100% excise tax on any fees earned by a TRS for services provided to us if such fees were pursuant to an agreement determined by the IRS to be not on an arm’s-length basis.

Foreclosure Property. We will be subject to tax at the maximum U.S. federal corporate income tax rate (currently 21%) on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Gain from the sale of foreclosure property is not subject to the 100% tax on prohibited transactions, as described below.

Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or when default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified healthcare property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the U.S. Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or through a TRS.

Hedging Transactions. From time to time, we or our Operating Partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the identification requirements discussed below. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our Operating Partnership’s trade or business primarily to manage the risk of interest rate changes, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain), and (3) any transaction entered into to “offset” transactions described in clauses (1) or (2) if a portion of the hedged indebtedness is extinguished or the related property is disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

COD Income. From time-to-time, we and our subsidiaries may recognize COD income in connection with repurchasing debt at a discount. COD income is excluded from gross income for purposes of both the 95% gross income test and the 75% gross income test.

Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables and money market funds and, in certain circumstances, foreign currencies;

•	government securities;

•	interests in real property, including leaseholds, options to acquire real property and leaseholds and personal property, to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property”;

•	interests in mortgage loans secured by real property;

•	stock in other REITs and debt instruments issued by “publicly offered REITs”; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets (the “5% asset test”).

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities (respectively, the “10% vote test” and the “10% value test”).

Fourth, no more than 20% (25% for 2026 and future tax years) of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test (the “25% securities test”).

Sixth, no more than 25% of the value of our total assets may be represented by debt instruments issued by “publicly offered REITs” to the extent not secured by real property or interests in real property.

For purposes of the 5% asset test, the 10% vote test, the 10% value test and the 25% securities test, the term “securities” does not include shares in another REIT, debt of “publicly offered REITs”, equity or debt securities of a qualified REIT subsidiary or a TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT (other than a “publicly offered REIT”), except that for purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate;

•	Any “Section 467 rental agreement,” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property”;

•	Certain securities issued by governmental entities;

•	Any security issued by a REIT;

•	Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and

•	Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

As described above, Revenue Procedure 2003-65 provides a safe harbor pursuant to which certain mezzanine loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% asset test (and therefore, are not subject to the 5% asset test, the 10% vote test and the 10% value test). See “— Gross Income Tests.” Although we anticipate that our mezzanine loans typically will not qualify for that safe harbor, we believe our mezzanine loans should be treated as qualifying assets for the 75% asset test or should be excluded from the definition of securities for purposes of the 10% vote test and the 10% value test. We intend to make mezzanine loans only to the extent that such loans will not cause us to fail the asset tests described above.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above at the end of any quarter of each taxable year, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of the value of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (1) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (2) file a description of each asset causing the failure with the IRS and (3) pay a tax equal to the greater of $50,000 or 21% of the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

Currently, we believe that our assets satisfy the foregoing asset test requirements. However, we will not obtain independent appraisals to support our conclusions as to the value of our assets. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, in order to maintain our qualification as a REIT, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our REIT taxable income computed without regard to the dividends paid deduction and our net capital gain.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either we (1) declare the distribution before we timely file our U.S. federal income tax return for the year, pay the distribution on or before the first regular dividend payment date after such declaration and elect in our tax return to have a specified dollar amount of such distribution treated as if paid during the prior year or (2) declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (1) are taxable to the stockholders in the year in which paid, and the distributions in clause (2) are treated as paid on December 31st of the prior taxable year to the extent of our earnings and profits. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

Further, to the extent we are not a “publicly offered REIT,” in order for our distributions to be counted as satisfying the annual distribution requirement for REITs and to provide us with the REIT-level tax deduction, such distributions must not be “preferential dividends.” A dividend is not a preferential dividend if that distribution is (1) pro rata among all outstanding shares within a particular class and (2) in accordance with the preferences among different classes of shares as set forth in our organizational documents. However, the preferential dividend rule does not apply to “publicly offered REITs.” Currently, we are a “publicly offered REIT.”

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain net income for such year, and

•	any undistributed taxable income (ordinary and capital gain) from all prior periods,

then, we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. In making this calculation, the amount that a REIT is treated as having “actually distributed” during the current taxable year is both the amount distributed during the current year and the amount by which the distributions during the prior year exceeded its taxable income and capital gain for that prior year.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements, and to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Additionally, we may not deduct recognized capital losses from our “REIT taxable income.” Further, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. We generally will be required to recognize certain amounts as income no later than the time such amounts are reflected on certain financial statements.

In addition, a taxpayer’s net interest expense deduction may be limited to 30% of the sum of adjusted taxable income, business interest and certain other amounts. Adjusted taxable income does not include items of income or expense not allocable to a trade or business, business interest or expense, the deduction for qualified business income. and NOLs. For partnerships, the interest deduction limit is applied at the partnership level, subject to certain adjustments to the partners for unused deduction limitation at the partnership level. Disallowed interest expense is carried forward indefinitely (subject to special rules for partnerships). A “real property trade or business” may elect out of this interest limit so long as it uses a 40-year recovery period for nonresidential real property, a 30-year recovery period for residential real property and a 20-year recovery period for related improvements. For this purpose, a real property trade or business is any real property development, redevelopment, construction, reconstruction, acquisition, conversion, rental, operating, management, leasing or brokerage trade or business. We believe this definition encompasses our business and thus will allow us the option of electing out of the limits on interest deductibility should we determine it is prudent to do so.

Taxpayers that do not use the real property trade or business exception to the business interest deduction limits may use 39-year and 27.5-year straight line recovery periods for nonresidential real property and residential rental property, respectively, and a general 15-year recovery period for tenant improvements. Also, taxpayers may expense 100% of certain new or used tangible property.

In addition, the NOL deduction is generally limited to 80% of taxable income (before the deduction). REITs may indefinitely carryforward (but not carryback) NOLs.

As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid U.S. federal corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends in the form of common stock or debt securities.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Prohibited Transactions

A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our properties will be held primarily for sale to customers and that any sales of any of our properties have not been and will not be in the ordinary course of our business. However, there can be no assurance that the IRS would not disagree with that belief. Whether a REIT holds a property “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. A safe harbor to the characterization of the sale of property that is a real estate asset by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;

•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the adjusted basis of the property do not exceed 30% of the net selling price of the property;

•	either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (4) (i) the aggregate adjusted bases of all such property sold by the REIT during the year did not exceed 20% of the aggregate adjusted basis of all property of the REIT at the beginning of the year and (ii) the average annual percentage of properties sold by the REIT compared to all the REIT’s properties (measured by adjusted bases) in the current and two prior years did not exceed 10% or (5) (i) the aggregate fair market value of all such property sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all property of the REIT at the beginning of the year and (ii) the average annual percentage of properties sold by the REIT compared to all the REIT’s properties (measured by fair market value) in the current and two prior years did not exceed 10%;

•	in the case of property consisting of land or improvements (except for property acquired through foreclosure or lease termination), the REIT has held the property for at least two years for the production of rental income; and

•	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income or a TRS.

We will attempt to comply with the terms of the safe-harbor provisions in the U.S. federal income tax laws prescribing when a property sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular U.S. federal corporate income tax rates.

Recordkeeping Requirements

We must maintain certain records in order to maintain our qualification as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to U.S. federal income tax, and any applicable alternative minimum tax on our taxable income at regular U.S. federal corporate income tax rates, plus potential penalties and/or interest. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In such a case, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary dividend income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and non-corporate U.S. stockholders may be eligible for the reduced U.S. federal income tax rate of up to 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Holders of Our Series B Redeemable Preferred Stock

Taxation of Taxable U.S. Stockholders

This section is a summary of the rules governing the U.S. federal income taxation of U.S. stockholders and is for general information only. We urge you to consult your tax advisors to determine the impact of U.S. federal, state and local income tax laws on the purchase, ownership and disposition of our Series B Redeemable Preferred Stock.

As used herein, the term “U.S. stockholder” means a beneficial owner of our Series B Redeemable Preferred Stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a court is able to exercise primary supervision over the administration of such trust and one or more United States persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Series B Redeemable Preferred Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our Series B Redeemable Preferred Stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our Series B Redeemable Preferred Stock by the partnership.

For any taxable year for which we qualify for taxation as a REIT, amounts distributed to, and gains realized by, taxable U.S. stockholders with respect to our Series B Redeemable Preferred Stock generally will be taxed as described below.

Distributions on Our Series B Redeemable Preferred Stock. As long as we maintain our qualification as a REIT, a taxable U.S. stockholder must generally take into account, as ordinary income, distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred stock dividends, if any, and then to our common stock dividends. Individuals, trusts and estates generally may deduct 20% of the “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as “qualified dividend income,” which in each case are already eligible for capital gain tax rates) they receive. The deduction for qualified REIT dividends is not subject to the wage and property basis limits that apply to other types of “qualified business income.” However, to qualify for this deduction, the U.S. stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. The 20% deduction for qualified REIT dividends results in a maximum 29.6% U.S. federal income tax rate on ordinary REIT dividends, not including the 3.8% Medicare tax, discussed below.

A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. Additionally, because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “---Taxation of Our Company” above), our dividends generally will not be eligible for the 20% U.S. federal income tax rate on “qualified dividend income” (generally, dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates). As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. The maximum income tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is currently 20%, plus the 3.8% Medicare tax on net investment income, if applicable. By contrast, the maximum U.S. federal income tax rates on ordinary income and REIT dividend income are currently 37% and 29.6%, respectively, plus the 3.8% Medicare tax on net investment income, if applicable.

However, the 20% U.S. federal income tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as any TRS we may form and (2) attributable to income upon which we have paid U.S. federal corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our capital stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

Individuals, trusts and estates whose income exceeds certain thresholds are also subject to an additional 3.8% Medicare tax on dividends received from us. U.S. stockholders are urged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from an investment in our capital stock.

A U.S. stockholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to how long the U.S. stockholder has held our Series B Redeemable Preferred Stock. We generally will designate our capital gain dividends as either 20% or 25% U.S. federal income tax rate distributions. See “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we recognize in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s capital stock. Instead, the distribution will reduce the U.S. stockholder’s adjusted basis in such stock. If a U.S. stockholder receives a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock, the U.S. stockholder will recognize the distribution as long-term capital gain, or short-term capital gain if the stock has been held for one year or less, assuming the stock is a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, to the extent of our earnings and profits, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our Series B Redeemable Preferred Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income or gain. In addition, taxable distributions from us and gain from the disposition of our Series B Redeemable Preferred Stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain and “qualified REIT dividends.”

Dispositions of Series B Redeemable Preferred Stock. A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our Series B Redeemable Preferred Stock as long-term capital gain or loss if the U.S. stockholder has held our Series B Redeemable Preferred Stock for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition, and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains, and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of Series B Redeemable Preferred Stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our Series B Redeemable Preferred Stock may be disallowed if the U.S. stockholder purchases substantially identical stock within 30 days before or after the disposition.

Redemptions. As described in “Description of Capital Stock—Series B Redeemable Preferred Stock— Optional Redemption by the Company” and “— Optional Redemption Following Death or Qualifying Disability of a Holder,” we have the option to pay the redemption price, in whole or in part, in cash or shares of our Class A common stock.

If we elect to pay the entire redemption price in our Class A common stock, U.S. stockholders will not recognize gain or loss, except to the extent they receive cash in lieu of fractional shares. A U.S. stockholder’s tax basis in our Class A common stock received will be equal to its adjusted tax basis in the Series B Redeemable Preferred Stock being redeemed less any portion allocable to cash received in lieu of a fractional share. Cash received in lieu of a fractional share generally will be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. stockholder has held our Series B Redeemable Preferred Stock for more than one year at the time of conversion.

If we elect to pay the redemption price partly in our Class A common stock and partly in cash, U.S. stockholders will recognize no loss on the redemption. If a U.S. stockholder realizes gain on the redemption, the stockholder will be required to recognize that gain in an amount equal to the lesser of (1) the gain realized and (2) the amount of cash received, excluding cash attributable to a fractional share. Cash received in lieu of fractional shares will be treated as described in the paragraph above. U.S. stockholders will realize gain to the extent the sum of the cash and the fair market value of our Class A common stock received exceeds their adjusted tax basis in the Series B Redeemable Preferred Stock. A U.S. stockholder’s aggregate basis in our Class A common stock received (including any fractional share interest) will be equal to the stockholder’s adjusted tax basis in the Series B Redeemable Preferred Stock, decreased by the amount of cash received (excluding cash attributable to a fractional share) and increased by the amount of gain recognized on the redemption.

If we elect to pay the entire redemption price in cash, such redemption of our Series B Redeemable Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable as dividend income (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as sale of our Series B Redeemable Preferred Stock (in which case the redemption will be treated in the same manner as a sale described above in “— Dispositions of Series B Redeemable Preferred Stock”). The redemption will satisfy such tests if it (i) is “substantially disproportionate” with respect to the holder’s interest in our stock, (ii) results in a “complete termination” of the holder’s interest in all our classes of stock, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as stock actually owned, generally must be taken into account. Because the determination as to whether any of the three alternative tests of Section 302(b) of the Code described above will be satisfied with respect to any particular holder of our Series B Redeemable Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their tax advisors to determine such tax treatment. If a cash redemption of our Series B Redeemable Preferred Stock does not meet any of the three tests described above, the redemption proceeds will be treated as a distribution, as described above under “—Distributions on Our Series B Redeemable Preferred Stock.”

Stockholders should consult with their tax advisors regarding the taxation of any particular redemption of our Series B Redeemable Preferred Stock.

Capital Gains and Losses. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal U.S. federal individual income tax rate currently is 37%. The maximum U.S. federal income tax rate on long-term capital gain applicable to U.S. taxpayers taxed at individual rates is 20%. The maximum U.S. federal income tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, to the extent that such gain would have been treated as ordinary income if the property were “Section 1245 property.”

With respect to distributions that we designate as capital gain dividends, and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable at the 20% rate or the 25% rate to our U.S. stockholders taxed at individual rates. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000 ($1,500 for married individuals filing separate returns). A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary U.S. federal corporate income tax rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Medicare Tax. Certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax. The Medicare tax applies to, among other things, dividends and other income derived from certain trades or business and net gains from the sale or other disposition of property, such as our Series B Redeemable Preferred Stock, subject to certain exceptions. Our dividends and any gain from the disposition of our Series B Redeemable Preferred Stock generally are the type of gain that is subject to the Medicare tax.

FATCA Withholding. Under the Foreign Account Tax Compliance Act, or FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain U.S. stockholders who own our shares through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. We will not pay any additional amounts in respect of any amounts withheld.

Taxation of Tax-Exempt Stockholders

This section is a summary of rules governing the U.S. federal income taxation of U.S. stockholders that are tax-exempt entities and is for general information only. We urge tax-exempt stockholders to consult their tax advisors to determine the impact of U.S. federal, state and local income tax laws on the purchase, ownership and disposition of our Series B Redeemable Preferred Stock, including any reporting requirements.

Tax-exempt entities, including qualified employee pension and profit sharing trusts, and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of our Series B Redeemable Preferred Stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	either:

o	one pension trust owns more than 25% of the value of our capital stock; or

o	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

This section is a summary of the rules governing the U.S. federal income taxation of non-U.S. stockholders. As used herein, the term “non-U.S. stockholder” means a beneficial owner of our Series B Redeemable Preferred Stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for U.S. federal income tax purposes) or a tax-exempt stockholder. The rules governing U.S. federal income taxation of non-U.S. stockholders are complex, and this summary is for general information only. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of U.S. federal, state and local income tax laws on the purchase, ownership and disposition of our Series B Redeemable Preferred Stock, including any reporting requirements.

Distributions. A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax.

However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to a 30% branch profits tax with respect to that distribution. The branch profits tax may be reduced by an applicable tax treaty. We plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder provides us with an IRS Form W-8BEN or W-8BEN-E, as applicable, evidencing eligibility for that reduced rate;

•	the non-U.S. stockholder provides us with an IRS Form W-8ECI claiming that the distribution is effectively connected income; or

•	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its Series B Redeemable Preferred Stock. Instead, the excess portion of such distribution will reduce the non-U.S. stockholder’s adjusted basis in such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its Series B Redeemable Preferred Stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its Series B Redeemable Preferred Stock, as described below. We must withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, by filing a U.S. tax return, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under FIRPTA. A USRPI includes certain interests in real property, and shares in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, subject to the exceptions discussed below for (1) distributions on a class of stock that is regularly traded on an established securities market to a less-than-10% holder of such stock and (2) distributions to “qualified shareholders” and “qualified foreign pension funds,” a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal U.S. federal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Unless the exception described in the next paragraph applies, we must withhold 21% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

However, if our Series B Redeemable Preferred Stock is regularly traded on an established securities market in the United States, capital gain distributions that are attributable to our sale of on such class of our capital stock that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 10% of the applicable class of our capital stock at any time during the one-year period preceding the distribution or the non-U.S. stockholder was treated as a “qualified shareholder” and “qualified foreign pension fund.” In such a case, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. Our Series B Redeemable Preferred Stock will not be regularly traded on an established securities market in the United States following this offering. If our Series B Redeemable Preferred Stock is not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 10% of our Series B Redeemable Preferred Stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of USRPIs will be subject to tax under FIRPTA, as described above. In that case, we must withhold 21% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

Moreover, if a non-U.S. stockholder disposes of our Series B Redeemable Preferred Stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our Series B Redeemable Preferred Stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Although the law is not clear on the matter, it appears that amounts we designate as retained capital gains in respect of our capital stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent of the non-U.S. stockholder’s proportionate share of such tax paid by us exceeds its actual U.S. federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

Qualified Shareholders. Subject to the exception discussed below, any distribution to a “qualified shareholder” who holds our capital stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income tax as income effectively connected with a U.S. trade or business and thus will not be subject to FIRPTA withholding as described above. However, while a “qualified shareholder” will not be subject to FIRPTA withholding on our distributions, non-United States persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor) and hold more than 10% of our capital stock, either through the “qualified shareholder” or otherwise, will still be subject to FIRPTA withholding. REIT distributions received by a “qualified shareholder” that are exempt from FIRPTA withholding may still be subject to regular U.S. federal withholding tax.

A “qualified shareholder” is a foreign person that (1) is either eligible for the benefits of a comprehensive income tax treaty that includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all of the partnership’s units and is regularly traded on the NYSE or NASDAQ markets, (2) is a “qualified collective investment vehicle” (as defined below) and (3) maintains records of the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more the class of interests or units (as applicable) described in (1), above.

A “qualified collective investment vehicle” is a foreign person that (1) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity owns more than 10% of the stock of the REIT, (2) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership and would be treated as “United States real property holding corporation,” or a USRPHC, under FIRPTA if it were a domestic corporation or (3) is designated as such by the Secretary of the U.S. Treasury and is either (a) “fiscally transparent” within the meaning of Section 894 of the Code or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds. Any distribution to a “qualified foreign pension fund” or an entity all of the interests of which are held by one or more “qualified foreign pension funds” who holds our capital stock directly or indirectly (through one or more partnerships) generally will not be subject to U.S. federal income tax as income effectively connected with the conduct of a U.S. trade or business and thus will not be subject to FIRPTA withholding as described above. REIT distributions received by a “qualified foreign pension fund” that are exempt from FIRPTA withholding may still be subject to regular U.S. federal withholding tax.

A “qualified foreign pension fund” is any trust, corporation or other organization or arrangement (1) which is created or organized under the laws of a country other than the United States or a political subdivision thereof, (2) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (3) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, taking in account certain attribution rules, (4) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax or other governmental authorities in the country in which it is established or operates and (5) with respect to which, under the laws of the country in which it is established or operates, and subject to a de minimis exception, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed a reduced rate.

FATCA. Under FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Dispositions. Subject to the discussion below regarding dispositions by “qualified shareholders” and “qualified foreign pension funds,” non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our Series B Redeemable Preferred Stock if we are a United States real property holding corporation, or USRPHC, during a specified testing period. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a USRPHC. We anticipate that we will be a USRPHC based on our investment strategy. However, even if we are a USRPHC, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our Series B Redeemable Preferred Stock if we are a “domestically controlled qualified investment entity.”

A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure that this test has been or will be met. Further, final Treasury regulations that are effective as of April 25, 2024 (the “Final Regulations”) modify prior tax guidance relating to the manner in which we determine whether we are a domestically controlled qualified investment entity. The Final Regulations provide a look-through rule for our shareholders that are non-publicly traded partnerships, non-public REITs, non-public regulated investment companies, or non-public domestic C corporations owned more than 50% directly or indirectly by foreign persons (“foreign-controlled domestic corporations”) and treat “qualified foreign pension funds” as foreign persons. The look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will not apply to a REIT for a period of up to ten years if it is able to satisfy certain requirements, including not undergoing a significant change in its ownership and not acquiring a significant amount of new USRPIs, in each case since April 24, 2024, the date the Final Regulations were issued. If a REIT fails to satisfy such requirements during the ten-year period, then the look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will apply to such REIT beginning on the day immediately following the date of such failure. While we cannot predict when we will commence being subject to such look-through rule in the Final Regulations, we may not be able to satisfy the applicable requirements for the duration of the ten-year period. Prospective investors are urged to consult with their tax advisors regarding the application and impact of these rules.

If our Series B Redeemable Preferred Stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to a non-U.S. stockholder’s disposition of such stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells such stock. Under this additional exception, the gain from such a sale by a non-U.S. stockholder will not be subject to tax under FIRPTA if (1) the applicable class of our capital stock is treated as being regularly traded on an established securities market under applicable Treasury Regulations and (2) the non-U.S. stockholder owned, actually or constructively, 10% or less of that class of our Series B Redeemable Preferred Stock at all times during a specified testing period. Following this offering, our Series B Redeemable Preferred Stock will not be regularly traded on an established securities market.

In addition, a sale of our capital stock by a “qualified shareholder” or a “qualified foreign pension fund” who holds our capital stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income tax under FIRPTA. However, while a “qualified shareholder” will not be subject to FIRPTA withholding on a sale of our capital stock, non-United States persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor) and hold more than 10% of our capital stock, either through the “qualified shareholder” or otherwise, will still be subject to FIRPTA withholding.

If the gain on the sale of our Series B Redeemable Preferred Stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, distributions that are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a non-U.S. stockholder treated as a corporation (under U.S. federal income tax principles) that is not otherwise entitled to treaty exemption. Finally, if we are not a domestically controlled qualified investment entity at the time our capital stock is sold and the non-U.S. stockholder does not qualify for the exemptions described in the preceding paragraph, under FIRPTA the purchaser of our capital stock also may be required to withhold 15% of the purchase price and remit this amount to the IRS on behalf of the selling non-U.S. stockholder.

With respect to individual non-U.S. stockholders, even if not subject to FIRPTA, capital gains recognized from the sale of our capital stock will be taxable to such non-U.S. stockholder if he or she is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual may be subject to a U.S. federal income tax on his or her U.S. source capital gain.

Redemptions. As described in “Description of Capital Stock—Series B Redeemable Preferred Stock— Optional Redemption by the Company” and “— Optional Redemption Following Death or Qualifying Disability of a Holder,” we have the option to pay the redemption price, in whole or in part, in cash or shares of our Class A common stock.

If we elect to pay the entire redemption price in our Class A common stock, so long our Series B Redeemable Preferred Stock does not constitute a USRPI under FIRPTA, the tax consequences to a non-U.S. stockholder will generally be the same as those described above for a U.S. stockholder. If our Series B Redeemable Preferred Stock does constitute a USRPI, the redemption of our Series B Redeemable Preferred Stock for our common stock may be a taxable exchange for a non-U.S. stockholder. However, even if our Series B Redeemable Preferred Stock does constitute a USRPI, provided our Class A common stock also constitutes a USRPI, a non-U.S. stockholder generally will not recognize gain or loss upon the redemption of our Series B Redeemable Preferred Stock for our Class A common stock so long as certain FIRPTA-related reporting requirements are satisfied, except with respect to any cash attributable to a fractional share. If our Series B Redeemable Preferred Stock does constitute a USRPI and such requirements are not satisfied, however, the redemption will be treated as a taxable exchange of our Series B Redeemable Preferred Stock for our common stock. Such a deemed taxable exchange would be subject to tax under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be) on the excess, if any, of the fair market value of such non-U.S. stockholder’s Class A common stock received over s11,238uch non-U.S. stockholder’s adjusted basis in its Series B Redeemable Preferred Stock. Collection of such tax will be enforced by a refundable withholding tax at a rate of 15% of the value of the common stock.

If we elect to pay the redemption price partly in our Class A common stock and partly in cash, so long our Series B Redeemable Preferred Stock does not constitute a USRPI under FIRPTA, the tax consequences to a non-U.S. stockholder will generally be the same as those described above for a U.S. stockholder. If our Series B Redeemable Preferred Stock does constitute a USRPI, our Class A common stock also constitutes a USRPI, and non-U.S. stockholder realizes gain on the redemption our Series B Redeemable Preferred Stock, such non-U.S. stockholder will be required to recognize gain in an amount equal to the lesser of  (1) the gain realized and (2) the amount of cash received, except with respect to any cash attributable to a fractional share and so long as certain FIRPTA-related reporting requirements are satisfied. However, such non-U.S. stockholders will recognize no loss on the redemption. If our Class A common stock does not constitute a USRPI, the redemption will be treated as a taxable exchange of our Series B Redeemable Preferred Stock for our Class A common stock, as described above.

If we elect to pay the entire redemption price in cash, such redemption of our Series B Redeemable Preferred Stock by a non-U.S. stockholder whose income derived from the investment in shares of our Series B Redeemable Preferred Stock is not effectively connected with the conduct of a trade or business in the U.S. will be treated under Section 302 of the Code as a distribution that is taxable as dividend income (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as sale of our Series B Redeemable Preferred Stock (in which case the redemption will be treated in the same manner as a sale described above in “Dispositions”). The redemption will satisfy such tests if it (i) is “substantially disproportionate” with respect to the holder’s interest in our stock, (ii) results in a “complete termination” of the holder’s interest in all our classes of stock, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as stock actually owned, generally must be taken into account. Because the determination as to whether any of the three alternative tests of Section 302(b) of the Code described above will be satisfied with respect to any particular holder of our Series B Redeemable Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their tax advisors to determine such tax treatment. If a redemption of our Series B Redeemable Preferred Stock for cash does not meet any of the three tests described above, the redemption proceeds will be treated as a distribution, as described above under “—Distributions.”

Non-U.S. stockholders should consult with their tax advisors regarding the taxation of any particular redemption of our Series B Redeemable Preferred Stock.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 24% with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of Series B Redeemable Preferred Stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a United States person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Statements of Share Ownership

We are required to demand annual written statements from the record holders of designated percentages of our Series B Redeemable Preferred Stock disclosing the actual owners of the shares of Series B Redeemable Preferred Stock. Any record stockholder who, upon our request, does not provide us with required information concerning actual ownership of the shares of Series B Redeemable Preferred Stock is required to include specified information relating to his shares of Series B Redeemable Preferred Stock in his U.S. federal income tax return. We also must maintain, within the Internal Revenue District in which we are required to file our U.S. federal income tax return, permanent records showing the information we have received about the actual ownership of our Series B Redeemable Preferred Stock and a list of those persons failing or refusing to comply with our demand.

Other Tax Considerations

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

We believe that our Operating Partnership currently is, and at the conclusion of this offering, will be, properly classified as a partnership for U.S. federal income tax purposes and not as an association or as a publicly traded partnership taxable as a corporation. The following discussion summarizes certain U.S. federal income tax considerations applicable to our direct or indirect investments in our Operating Partnership as a partnership for U.S. federal income tax purposes and any subsidiary partnerships or limited liability companies that we form or acquire, or each individually a Partnership and, collectively, the Partnerships. The discussion does not cover state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Partnerships. We will include in our income our distributive share of each Partnership’s income and deduct our distributive share of each Partnership’s losses only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner or member for U.S. federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification, or the check-the-box regulations; and

•	is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it will generally be treated as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner or member for U.S. federal income tax purposes) for U.S. federal income tax purposes. Our Operating Partnership intends to be classified as a partnership for U.S. federal income tax purposes following the admission of additional partners and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest and dividends, or the 90% passive income exception. Treasury Regulations provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors, or the private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We believe that our Operating Partnership and any other Partnership in which we own an interest will qualify for the private placement exception.

We have not requested, and do not intend to request, a ruling from the IRS that our Operating Partnership will be classified as a partnership for U.S. federal income tax purposes. If for any reason our Operating Partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay tax at U.S. federal corporate income tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is generally not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership. However, as discussed below, the tax liability for adjustments to a partnership’s tax returns made as a result of an audit by the IRS will be imposed on the partnership itself in certain circumstances absent an election to the contrary (if available).

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.

Tax Allocations with Respect to Partnership Properties. Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution, or the 704(c) Allocations. The amount of the unrealized gain or unrealized loss, or built-in gain or built-in loss, respectively, is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution, or a book-tax difference. Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. A book-tax difference generally is decreased on an annual basis as a result of depreciation deductions to the contributing partner for book purposes but not for tax purposes. The 704(c) Allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. In the future, our Operating Partnership may acquire property that may have a built-in gain or a built-in loss in exchange for OP Units. Our Operating Partnership will have a carryover, rather than a fair market value, adjusted tax basis in such contributed assets equal to the adjusted tax basis of the contributors in such assets, resulting in a book-tax difference. As a result of that book-tax difference, we will have a lower adjusted tax basis with respect to that portion of our Operating Partnership’s assets than we would have with respect to assets having a tax basis equal to fair market value at the time of acquisition. This could result in lower depreciation deductions with respect to the portion of our Operating Partnership’s assets attributable to such contributions.

The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis of contributed properties in the hands of our Operating Partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (2) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which may adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. We have not yet decided what method our Operating Partnership will use to account for book-tax differences.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or built-in loss on those properties for U.S. federal income tax purposes. The partners’ built-in gain or built-in loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “—Income Taxation of the Partnerships and their Partners—Tax Allocations with Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may have an adverse effect upon our ability to satisfy the income tests for REIT qualification. See “—Gross Income Tests.” We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Partnership Audit Rules

Under the Bipartisan Budget Act of 2015, any audit adjustments to items of income, gain, loss, deduction or credit of a partnership (and any partner’s distributive share thereof) are now determined, and taxes, interest or penalties attributable thereto are assessed and collected, at the partnership level. Although it is not entirely clear how these new rules will be implemented, it is possible that they could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of those partnerships, could be required to bear the economic burden of those taxes, interest and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Treasury Department. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our securities.

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in our securities. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in statutory changes as well as revisions to regulations and interpretations. Additionally, several of the tax considerations described herein are currently under review and are subject to change. Prospective securityholders are urged to consult with their tax advisors regarding the effect of potential changes to the U.S. federal tax laws on an investment in our securities.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws upon an investment in our Series B Redeemable Preferred Stock.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of our Series B Redeemable Preferred Stock by an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or ERISA) that is subject to Title I of ERISA, a plan described in, and subject to, Section 4975 of the Code, including an individual retirement account, or IRA, or a Keogh plan, a plan subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code, which we refer to as “Similar Laws,” and any entity whose underlying assets include “plan assets” by reason of any such employee benefit or retirement plan’s investment in such entity (each of which we refer to as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan with its fiduciaries or other interested parties. In general, under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation (direct or indirect) to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

Plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar prohibitions under Similar Laws.

In considering the acquisition, holding and, to the extent relevant, disposition of our Series B Redeemable Preferred Stock by an ERISA Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan, whether the investment is consistent with the Plan’s needs for liquidity to satisfy minimum and other distribution requirements and whether the investment is in accordance with the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are subject to ERISA) prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code, and may cause the disqualification of an IRA and the immediate taxation of the IRA’s assets. In addition, the fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not our underlying assets are deemed to include “plan assets,” as described below, the acquisition and/or holding of shares of our Series B Redeemable Preferred Stock by an ERISA Plan with respect to which we or the initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of our Series B Redeemable Preferred Stock. These class exemptions include, without limitation, PTCE 84-14 relating to transactions determined by independent qualified professional asset managers, PTCE 90-1 relating to insurance company pooled separate accounts, PTCE 91-38 relating to bank collective investment funds, PTCE 95-60 relating to life insurance company general accounts and PTCE 96-23 relating to transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of ERISA and the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control, or render any investment advice, with respect to the assets of any ERISA Plan involved in the transaction, and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

The DOL Plan Asset Regulations, promulgated under ERISA by the DOL, generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established that either: (1) less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA (the “insignificant participation test”), or (2) the entity is an “operating company,” as defined in the DOL Plan Asset Regulations.

For purposes of the DOL Plan Asset Regulations, a “publicly-offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (x) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities to which such security is a part is registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (y) is part of a class of securities that is registered under Section 12 of the Exchange Act. Our Series B Redeemable Preferred Stock will not qualify as a “publicly-offered security” unless and until such time as we register our Series B Redeemable Preferred Stock under Section 12 of the Exchange Act.

For purposes of the “insignificant participation test,” the DOL Plan Asset Regulations provide that equity participation in an entity by benefit plan investors is not significant if their aggregate interest is less than 25% of the value of each class of equity securities in the entity, disregarding, for purposes of such determination, any interests held by persons and their affiliates (other than Controlling Persons), who have discretionary authority or control with respect to the assets of the entity or who provide investment advice for a fee with respect to such assets. We do not intend to limit or monitor benefit plan investors’ investments in our Series B Redeemable Preferred Stock and so there can be no assurance that our Series B Redeemable Preferred Stock will satisfy the “insignificant participation test.”

As noted above, the assets of a benefit plan investor do not include the underlying assets of the entity when the benefit plan investor acquires an equity interest in an “operating company.” Under the DOL Plan Asset Regulations, an entity is an “operating company” if it is primarily engaged, either directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or services other than the investment of capital. The term “operating company” includes, among other things, a “real estate operating company” or a REOC. In general, an entity may qualify as a REOC if: (1) at least 50% of its assets valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities, and (2) such entity is engaged directly in real estate management or development activities in the ordinary course of its business. It is unclear whether we qualify as a REOC for purposes of the DOL Plan Asset Regulations and at this time we do not intend to rely on that exception.

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Representation

Accordingly, by acceptance of the shares of our Series B Redeemable Preferred Stock each purchaser or subsequent transferee of such shares of Series B Redeemable Preferred Stock will be deemed to have represented and warranted either that (i) no portion of such purchaser’s or transferee’s assets used to acquire such shares constitutes assets of any benefit plan investor or (ii) the purchase of our Series B Redeemable Preferred Stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws. Each purchaser or subsequent transferee of our shares of Series B Redeemable Preferred Stock also will be deemed to have represented or warranted that the shares will not be transferred to any benefit plan investor or Controlling Person until each outstanding share of Series B Redeemable Preferred Stock and class of our capital stock qualifies as a “publicly-offered security” or we qualify for another exception to the DOL Plan Asset Regulations (other than the exception for satisfying the insignificant participation test).

The foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our Series B Redeemable Preferred Stock on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the purchase of shares of our Series B Redeemable Preferred Stock.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our Series B Redeemable Preferred Stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of our Series B Redeemable Preferred Stock. The acquisition, holding and, to the extent relevant, disposition of our Series B Redeemable Preferred Stock by or to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan. Purchasers of our Series B Redeemable Preferred Stock have the exclusive responsibility for ensuring that their purchase and holding of our Series B Redeemable Preferred Stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws.

PLAN OF DISTRIBUTION

General

We are offering a maximum of 14,000,000 shares of our Series B Redeemable Preferred Stock in the offering through an affiliate of Bluerock, Bluerock Capital Markets, LLC, our dealer manager, on a “best efforts” basis, which means that the dealer manager is only required to use its good faith efforts and reasonable diligence to sell the Series B Redeemable Preferred Stock and has no firm commitment or obligation to purchase any specific number or dollar amount of the Series B Redeemable Preferred Stock. Each share of Series B Redeemable Preferred Stock will be sold at a public offering price of $25.00 per share. To the extent a participating broker-dealer reduces its selling commissions below 7.0%, the net proceeds to us will not be affected by such reduction of the commissions payable in connection with such sales. Further, to the extent a participating broker-dealer reduces its selling commissions below 7.0%, the public offering price per share will be decreased by an amount equal to such reduction as exemplified in the table below:

Selling Commission	Public Offering Price per Share of Series B Redeemable Preferred Stock
7.0%	$25.00
6.0%	$24.75
5.0%	$24.50
4.0%	$24.25
3.0%	$24.00
2.0%	$23.75
1.0%	$23.50
0.0%	$23.25

The number of shares of Series B Redeemable Preferred Stock we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares of Series B Redeemable Preferred Stock that we have registered. Although we have registered a fixed dollar amount of our shares of Series B Redeemable Preferred Stock, we intend effectively to conduct a continuous offering of an unlimited number of shares of our Series B Redeemable Preferred Stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Securities Act Rule 415. In certain states, the registration of our offering may continue for only one year following the initial clearance by applicable state authorities, after which we will renew the offering period for additional one-year periods (or longer, if permitted by the laws of each particular state).

We will sell shares of Series B Redeemable Preferred Stock using two closing services provided by the DTC. The first service is DTC Settlement and the second service is DRS Settlement. Investors purchasing shares of Series B Redeemable Preferred Stock through DTC Settlement will coordinate with their registered representatives to pay the full purchase price for their shares by the settlement date, and such payments will not be held in escrow. Investors who are permitted to utilize the DRS Settlement method will complete and sign subscription agreements, which will be delivered to the escrow agent, UMB Bank, N.A. In addition, such investors will pay the full purchase price for their shares to the escrow agent (as set forth in the subscription agreement), to be held in trust for the investors’ benefit pending release to us as described herein. See “— Settlement Procedures” for a description of the closing procedures with respect to each of the closing methods.

Bluerock Capital Markets, a member firm of FINRA, is indirectly controlled by R. Ramin Kamfar, a principal of Bluerock. Bluerock Capital Markets is a Massachusetts limited liability company with a principal business address of 4100 Newport Place, Suite 650, Newport Beach, California 92660 and its telephone number is (877) 826-BLUE (2583).

Compensation of Dealer Manager and Participating Broker-Dealers

We will pay to Bluerock Capital Markets selling commissions of up to 7.0% of the gross offering proceeds from the offering. We will also pay to Bluerock Capital Markets a placement fee of up to 3.0% of the gross offering proceeds from the offering as compensation for acting as dealer manager. As dealer manager, Bluerock Capital Markets will manage, direct and supervise its associated persons who will be wholesalers in connection with the offering. The combined selling commission and placement fee under this offering will not exceed FINRA’s 10.0% cap. Our dealer manager will repay to the company any excess payments made to our dealer manager over FINRA’s 10.0% cap if this offering is abruptly terminated before reaching the maximum amount of offering proceeds. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the Series B Redeemable Preferred Stock.

We expect Bluerock Capital Markets to authorize other broker-dealers that are members of FINRA, which we refer to as participating broker-dealers, to sell our shares of Series B Redeemable Preferred Stock. Bluerock Capital Markets may reallow all or any portion of its selling commissions to participating broker-dealers. Bluerock Capital Markets may also reallow a portion of the placement fee earned on the proceeds raised by a participating broker-dealer, to such participating broker-dealer as a non-accountable marketing or due diligence allowance. The amount of the reallowance to any participating broker-dealer will be determined by the dealer manager in its sole discretion.

In addition to reallowing a portion of the placement fee to participating broker-dealers as a non-accountable marketing or due diligence allowance, the placement fee will also be used for certain costs that FINRA includes in the 10% underwriting compensation limit, such as the cost of the following activities:

•	travel and entertainment expenses;

•	compensation of employees of Bluerock Capital Markets in connection with wholesaling activities;

•	expenses incurred in coordinating broker-dealer seminars and meetings;

•	wholesaling expense reimbursements paid by Bluerock Capital Markets or its affiliates to other entities;

•	the national and regional sales conferences of our selected dealers;

•	training and education meetings for registered representatives of our participating broker-dealers; and

•	permissible forms of non-cash compensation to registered representatives of our participating broker-dealers, such as logo apparel items and gifts that do not exceed an aggregate value of $100 per annum per registered representative and that are not pre-conditioned on achievement of a sales target (including, but not limited to, seasonal gifts).

We will not pay any selling commissions in connection with the sale of shares of Series B Redeemable Preferred Stock to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature or sales of shares of Series B Redeemable Preferred Stock otherwise made to a client of an investment advisor through such advisor. Investors may agree with their participating broker-dealers to reduce the amount of selling commissions payable with respect to the sale of their shares of Series B Redeemable Preferred Stock down to zero (i) if the investor has engaged the services of a registered investment advisor, or RIA, or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice, or (ii) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. Placement fees will still be charged in these fixed or “wrap” fee arrangements; however, the dealer manager reserves the right, in its sole discretion, to reduce such fees in connection with these sales. In the event that an investor purchases shares of Series B Redeemable Preferred Stock net of selling commissions and/or with reduced placement fees, the net proceeds to us will not be affected, and each share of Series B Redeemable Preferred Stock sold pursuant to this arrangement will have an initial stated value of $25.00. Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in shares of Series B Redeemable Preferred Stock.

Dealer Manager and Participating Broker-Dealer Compensation

The table below sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming we sell all the shares of Series B Redeemable Preferred Stock offered in our offering hereby.

Selling commissions (maximum)	$24,500,000
Placement fee (maximum)	$10,500,000
Total	$35,000,000

We also will reimburse Bluerock Capital Markets for reimbursements it may make to participating broker-dealers for bona fide due diligence expenses presented on detailed and itemized invoices.

We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers, including gifts. In no event shall such gifts exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target. The value of such items will be considered underwriting compensation in connection with this offering. The combined selling commissions, placement fee and such non-cash compensation under this offering will not exceed FINRA’s 10.0% cap. Our dealer manager will repay to the company any excess payments made to our dealer manager over FINRA’s 10.0% cap if this offering is abruptly terminated before reaching the maximum amount of offering proceeds. The dealer manager’s legal expenses will be paid by the dealer manager from the placement fee.

To the extent permitted by law and our charter, we will indemnify the participating broker-dealers and Bluerock Capital Markets against certain civil liabilities, including certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is not enforceable.

We do not expect the actual amount of expenses incurred in connection with this offering to exceed 1.25% of gross offering proceeds, though the amount of such expenses may exceed the expected amount, as long as said expenses would not cause the cumulative selling commissions, placement fee and issuer organization and offering expenses paid by us to exceed 15.0% of gross offering proceeds. This includes all expenses (other than selling commissions and the placement fee) to be paid by us or on our behalf in connection with the qualification and registration of this offering and the marketing and distribution of the shares of Series B Redeemable Preferred Stock, including, without limitation, expenses for printing and amending registration statements or supplementing prospectuses, mailing and distributing costs, all advertising and marketing expenses (including actual costs incurred for travel, meals and lodging for our employees to attend retail seminars hosted by broker-dealers or bona fide training or educational meetings hosted by us), charges of transfer agents, registrars and experts and fees, expenses and taxes related to the filing, registration and qualification, as necessary, of the sale of the shares of Series B Redeemable Preferred Stock under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. All organization and offering expenses, including selling commissions and the placement fee, are not expected to exceed 11.25% of the aggregate gross proceeds of this offering, though the amount of such expenses may exceed the expected amount.

We will be responsible for the expenses of issuance and distribution of the shares of Series B Redeemable Preferred Stock in this offering, including registration fees, printing expenses and the company’s legal and accounting fees, which we estimate will total approximately $6.25 million (excluding selling commissions and placement fees).

The obligations of the dealer manager may be terminated in the event of a material adverse change in economic, political or financial conditions or upon the occurrence of certain other conditions specified in the dealer manager agreement.

In the event our dealer manager enters into a participating broker-dealer agreement that provides for less than a 7.0% selling commission to be paid to the participating broker-dealer, we will reduce the public offering price per share of Series B Redeemable Preferred Stock on sales made by such participating broker-dealer by an amount equal to the reduction in commissions paid to such participating broker-dealer. The net proceeds to us will not be affected by the reduction in commissions and corresponding reduction in the offering price per share of Series B Redeemable Preferred Stock on such sales.

Settlement Procedures

If your broker-dealer uses DTC Settlement, then you can place an order for the purchase of shares of Series B Redeemable Preferred Stock through your broker-dealer. A broker-dealer using this service will have an account with DTC in which your funds are placed to facilitate the anticipated monthly closing cycle. Orders will be executed by your broker-dealer electronically and you must coordinate with your registered representative to pay the full purchase price of the shares by the settlement date, which depends on when you place the order during the monthly settlement cycle and can be anywhere from one to 20 days after the date of your order. This purchase price will not be held in escrow.

Under special circumstances, you have the option to elect to use DRS Settlement. If you elect to use DRS Settlement, you should complete and sign a subscription agreement similar to the one filed as an exhibit to the registration statement of which this prospectus is a part, which is available from your registered representative and which will be delivered to the escrow agent. In connection with a DRS Settlement subscription, you should pay the full purchase price of the shares of Series B Redeemable Preferred Stock to the escrow agent as set forth in the subscription agreement. Subscribers may not withdraw funds from the escrow account. Subscriptions will be effective upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

Irrespective of whether you purchase shares of Series B Redeemable Preferred Stock using DTC Settlement or DRS Settlement, by accepting such shares you will be deemed to have accepted the terms of our charter.

Subject to compliance with Rule 15c2-4 of the Exchange Act, in connection with purchases using DRS Settlement, our dealer manager or the broker-dealers participating in this offering promptly will deposit any checks received from subscribers in an escrow account maintained by UMB Bank, N.A. by the end of the next business day following receipt of the subscriber’s subscription documents and check. In certain circumstances where the subscription review procedures are more lengthy than customary or pursuant to a participating broker-dealer’s internal supervising review procedures, a subscriber’s check will be transmitted by the end of the next business day following receipt by the review office of the dealer, which will then be promptly deposited by the end of the next business day following receipt by the review office. Any subscription payments received by the escrow agent will be deposited into a special non-interest bearing account in our name until such time as we have accepted or rejected the subscription and will be held in trust for your benefit, pending our acceptance of your subscription. Subscriptions will be accepted or rejected within 10 business days of receipt by us and, if rejected, all funds shall be returned to the rejected subscribers within 10 business days. If accepted, the funds will be transferred into our general account on our next closing date. You will receive a confirmation of your purchase subsequent to a closing. We generally will admit stockholders on a semimonthly basis.

Investors purchasing shares of Series B Redeemable Preferred Stock through DTC Settlement will coordinate with their registered representatives to pay the full purchase price for their shares by the settlement date, and such payments will not be held in escrow.

Each participating dealer who sells shares on our behalf has the responsibility to make every reasonable effort to determine that the purchase of shares is appropriate for the investor. In making this determination, the participating broker-dealer will rely on relevant information provided by the investor, including information as to the investor’s age, investment objectives, investment experience, income, net worth, financial situation, other investments and other pertinent information. Each investor should be aware that the participating broker-dealer will be responsible for determining whether this investment is appropriate for your portfolio. However, you are required to represent and warrant in the subscription agreement or, if placing an order through your registered representative not through a subscription agreement in connection with a DTC Settlement, to the registered representative, that you have received a copy of this prospectus and have had sufficient time to review this prospectus. Bluerock Capital Markets and each participating broker-dealer shall maintain records of the information used to determine that an investment in shares of Series B Redeemable Preferred Stock is suitable and appropriate for an investor. These records are required to be maintained for a period of at least six years.

Minimum Purchase Requirements

For your initial investment in shares of Series B Redeemable Preferred Stock, you must invest at least $5,000, but purchases of less than $5,000 may be made in the sole discretion of Bluerock Capital Markets, our dealer manager. In order to satisfy the minimum purchase requirement for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs. You should note that an investment in shares of Series B Redeemable Preferred Stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

LEGAL MATTERS

The statements under the caption “Material U.S. Federal Income Tax Considerations” as they relate to U.S. federal income tax matters are based on the opinion of our special tax counsel, Paul Hastings, L.L.P. Certain legal matters regarding the validity of the shares of Series B Redeemable Preferred Stock offered hereby and certain matters of Maryland law have been passed upon for us by Venable LLP.

EXPERTS

The financial statements of Bluerock Homes Trust, Inc. incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and certain operating expenses of Villas at Huffmeister for the year ended December 31, 2023 incorporated by reference, in this prospectus and elsewhere in the registration statement, to the company’s Current Report on Form 8-K filed with the SEC on November 14, 2024, have been so incorporated in reliance on the reports of Plante Moran, PC, an independent auditor, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Amira JV LP and Subsidiary for the year ended December 31, 2023, and the statements of revenues and certain operating expenses of Amira at Westly for the year ended December 31, 2023 and the nine months ended September 30, 2024 incorporated by reference, in this prospectus and elsewhere in the registration statement, to the company’s Current Report on Form 8-K/A filed with the SEC on January 16, 2025, have been so incorporated in reliance on the reports of RSM US, LLP, an independent auditor, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The statements of revenues and certain operating expenses of Allure at Southpark for the year ended December 31, 2023 incorporated by reference, in this prospectus and elsewhere in the registration statement, to the company’s Current Report on Form 8-K/A filed with the SEC on February 18, 2025, have been so incorporated in reliance on the reports of Plante Moran, PC, an independent auditor, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The statements of revenues and certain operating expenses of Southern Pines Reserve for the year ended December 31, 2024 incorporated by reference, in this prospectus and elsewhere in the registration statement, to the company’s Current Report on Form 8-K/A filed with the SEC on July 1, 2025, have been so incorporated in reliance on the reports of Plante Moran, PC, an independent auditor, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Marble Capital Income and Impact Fund, L.P. and Subsidiaries as of and for the year ended December 31, 2024, as of December 31, 2023 and for the period from July 26, 2023 (commencement of operations) through December 31, 2023 incorporated by reference, in this prospectus and elsewhere in the registration statement, to the company’s Current Report on Form 8-K/A filed with the SEC on July 8, 2025, have been so incorporated in reliance on the reports of Deloitte & Touche LLP, an independent auditor, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE

We have filed with the SEC a registration statement on Form S-11, as amended, of which this prospectus is a part under the Securities Act of 1933, with respect to the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the content of any contract or other document filed as an exhibit to the registration statement are necessarily summaries of such contract or other document, with each such statement being qualified in all respects by such reference and the schedules and exhibits to this prospectus. For further information regarding our company and the shares offered by this prospectus, reference is made by this prospectus to the registration statement and such schedules and exhibits.

The SEC allows us to “incorporate by reference” certain information we have filed with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus. The following documents, which have been filed with the SEC, are incorporated by reference (except to the extent that any such filing or the information contained therein is deemed “furnished” and not “filed” in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2024 filed on March 20, 2025;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2025 filed on May 9, 2025; and

•	our Current Reports on Form 8-K and Form 8-K/A filed on January 3, 2025, January 16, 2025, February 12, 2025, February 18, 2025 (two filings), March 6, 2025, March 11, 2025, April 7, 2025, April 11, 2025, April 17, 2025, April 24, 2025, May 1, 2025, May 14, 2025, June 4, 2025, June 12, 2025, July 1, 2025, and July 8, 2025.

We will provide to each person, including any beneficial owner, to whom our prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into our prospectus but not delivered with our prospectus. To receive a free copy of any of the documents incorporated by reference in our prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

Bluerock Homes Trust, Inc.
919 Third Avenue
40th Floor
New York, New York 10022
(877) 826-BLUE (2583)

Our website at www.bluerockhomes.com contains additional information about us. Our website and the information contained therein or connected thereto do not constitute a part of this prospectus.

The registration statement and the schedules and exhibits forming a part of the registration statement filed by us with the SEC can be inspected and copies obtained from the Securities and Exchange Commission at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Securities and Exchange Commission, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a website that contains reports, proxies and information statements and other information regarding our company and other registrants that have been filed electronically with the SEC. The address of such site is http://www.sec.gov.

BLUEROCK HOMES TRUST, INC.

Series B Redeemable Preferred Stock

Maximum of 14,000,000 Shares (Liquidation Preference $25.00 per share of Series B Redeemable Preferred Stock (subject to adjustment))

PRELIMINARY PROSPECTUS

Bluerock Capital Markets, LLC

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by us. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Securities and Exchange Commission Registration Fee	$53,585
FINRA Filing Fee	53,000
Printing and Engraving Expenses	750,000
Legal Fees and Expenses	900,000
Accounting Fees and Expenses	250,000
Transfer Agent and Registrar Fees	200,000
Miscellaneous	850,000
Total	$3,056,585

Item 32. Sales to Special Parties

See Item 33.

Item 33. Recent Sales of Unregistered Securities

On November 3, 2022, the company made an initial staking grant to the Manager of 405,796 of the Operating Partnership’s long-term incentive plan units (“LTIP Units”) pursuant to the BHM Incentive Plans. Effective November 2, 2023, for tax efficiency purposes, the Manager forfeited 367,357 unvested LTIP Units granted to the Manager on November 3, 2022 in payment of the initial staking grant. On November 3, 2023, by mutual agreement of the Manager and the company, and at the direction of the Manager, such 367,357 unvested LTIP Units were issued directly to and among certain of the BREH Personnel (as defined below), pursuant to the Bluerock Homes Trust, Inc. 2022 Equity Incentive Plan for Individuals (the “BHM Individuals Plan”), as equity compensation for services provided to the Manager in such capacities. These issuances were made in satisfaction of the Manager’s obligation to its affiliate, Bluerock Real Estate Holdings, LLC (“BREH”), for compensation-related expenses incurred by BREH in connection with its employment of the Manager’s executive management team and personnel who provide other services to the Manager (collectively, the “BREH Personnel”), and were evidenced by LTIP Unit Vesting Agreements. The issuance of such LTIP Units was made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. Such LTIP Units vested one-fifth on November 3, 2023, and the remainder will vest ratably on an annual basis over a four-year period. The Company recognizes compensation expense ratably over the vesting period for time-based LTIP Units based on the fair value at the date of grant. Once vested, these awards of LTIP Units may convert to limited partnership interests of the Operating Partnership (“OP Units”) upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which the LTIP Units were held), settled in shares of the company’s Class A common stock on a one-for-one basis. The holders of such LTIP Units will be entitled to receive “distribution equivalents” with respect to such LTIP Units, whether or not vested, at the same time as distributions are paid to the holders of the company’s Class A common stock.

In addition, on November 3, 2022, the company made an initial staking grant of 5,339 LTIP Units to each of the non-employee members of the company’s board of directors (such grants, collectively, the “Director Grants”). The LTIP Units issued as Director Grants were issued pursuant to the BHM Individuals Plan. Each such Director Grant was evidenced by an LTIP Unit Award Agreement. The issuances of LTIP Units as Director Grants were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. Such LTIP Units were fully vested upon issuance and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which the LTIP Units were held), settled in shares of the company’s Class A common stock on a one-for-one basis. From the date of grant, holders of such LTIP Units will be entitled to receive “distribution equivalents” at the time distributions are paid to the holders of the company’s Class A common stock.

Additionally, on November 3, 2022, the company granted 764 LTIP Units to each of the non-employee members of the company’s board of directors in payment of the prorated equity portion of their respective annual retainers for fiscal year 2022 (such grants, collectively, the “2022 Retainer Grants”). The LTIP Units issued as 2022 Retainer Grants were issued pursuant to the BHM Individuals Plan. Each such 2022 Retainer Grant was evidenced by an LTIP Unit Award Agreement. The issuances of LTIP Units as 2022 Retainer Grants were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. Such LTIP Units were fully vested upon issuance and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which the LTIP Units were held), settled in shares of the company’s Class A common stock on a one-for-one basis. From the date of grant, holders of such LTIP Units will be entitled to receive “distribution equivalents” at the time distributions are paid to the holders of the company’s Class A common stock.

On January 1, 2023, the company granted 3,303 LTIP Units to each of the non-employee members of the company’s board of directors in payment of the equity portion of their respective annual retainers for fiscal year 2023 (such grants, collectively, the “2023 Retainer Grants”). The LTIP Units issued as 2023 Retainer Grants were issued pursuant to the BHM Individuals Plan. Each such 2023 Retainer Grant was evidenced by an LTIP Unit Award Agreement. The issuances of LTIP Units as 2023 Retainer Grants were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. Such LTIP Units were fully vested upon issuance and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which the LTIP Units were held), settled in shares of the company’s Class A common stock on a one-for-one basis. From the date of grant, holders of such LTIP Units will be entitled to receive “distribution equivalents” at the time distributions are paid to the holders of the company’s Class A common stock.

On February 22, 2023, the company granted (i) 85,750 C-LTIP Units to the Manager in payment of the quarterly Base Management Fee to compensate the Manager for advisory services and certain general management services rendered under the Management Agreement during the fourth quarter of 2022 (the “Q4 Base Management Fee”), and (ii) 17,462 C-LTIP Units to the Manager as reimbursement from the company for documented expenses of the Manager and its affiliates incurred on behalf of the company, the Operating Partnership, and each of their respective subsidiaries that were reasonably necessary for the performance by the Manager of its duties and functions under the Management Agreement during the fourth quarter of 2022 (collectively, the “Q4 Reimbursable Expenses”), in each case in keeping with the terms set forth in the Management Agreement. The issuances of C-LTIP Units in payment of the Q4 Base Management Fee and the Q4 Reimbursable Expenses were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. The Manager has a substantive, pre-existing relationship with the company and is an “accredited investor” as defined in Regulation D. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The C-LTIP Units issued in payment of the Q4 Base Management Fee and the Q4 Reimbursable Expenses were fully vested upon issuance, and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which such C-LTIP Units were held), settled in shares of the company’s Class A Common Stock. The Manager will be entitled to receive “distribution equivalents” with respect to such C-LTIP Units at the time distributions are paid to the holders of the company’s Class A common stock.

On May 17, 2023, the company granted (i) 99,836 C-LTIP Units to the Manager in partial payment of the quarterly Base Management Fee to compensate the Manager for advisory services and certain general management services rendered under the Management Agreement during the first quarter of 2023 (the “Q1 Base Management Fee”), and (ii) 20,531 C-LTIP Units to the Manager as reimbursement from the company for documented expenses of the Manager and its affiliates incurred on behalf of the company, the Operating Partnership, and each of their respective subsidiaries that were reasonably necessary for the performance by the Manager of its duties and functions under the Management Agreement during the first quarter of 2023 (collectively, the “Q1 Reimbursable Expenses”), in each case in keeping with the terms set forth in the Management Agreement. In addition, on May 17, 2023, in satisfaction of the remainder of the company’s Q1 Base Management Fee obligation to the Manager and the Manager’s reimbursement obligation to BREH for payroll-related expenses in connection with the payment of base salaries for the first quarter of 2023 to each of R. Ramin Kamfar (“Mr. Kamfar”) and Jordan B. Ruddy (“Mr. Ruddy”) for services provided to the Manager in their respective capacities as Chief Executive Officer and President thereof, by mutual agreement of the Manager and the company and at the direction of each of the Manager and BREH, and in keeping with formal elections made on December 31, 2022 by each of Messrs. Kamfar and Ruddy, the company further issued (a) 10,983 C-LTIP Units directly to Mr. Kamfar in payment of 98.4% of Mr. Kamfar’s base salary for the first quarter of 2023, and (b) 3,572 C-LTIP Units directly to Mr. Ruddy in payment of 80.0% of Mr. Ruddy’s base salary for the first quarter of 2023 (together, the “Q1 Base Salaries”). The issuances of C-LTIP Units in payment of the Q1 Base Management Fee, the Q1 Reimbursable Expenses and the Q1 Base Salaries were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. Each of the Manager and Messrs. Kamfar and Ruddy has a substantive, pre-existing relationship with the company and is an “accredited investor” as defined in Regulation D. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The C-LTIP Units issued in payment of the Q1 Base Management Fee, the Q1 Reimbursable Expenses and the Q1 Base Salaries were fully vested upon issuance, and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which such C-LTIP Units were held), settled in shares of the company’s Class A common stock. Each of the Manager and Messrs. Kamfar and Ruddy will be entitled to receive “distribution equivalents” with respect to such C-LTIP Units at the time distributions are paid to the holders of the company’s Class A common stock.

On May 25, 2023, the company granted (i) 141,665 LTIP Units, and (ii) 31,260 shares of Class A common stock, to the Manager as an annual long-term equity incentive grant for the fiscal year ended December 31, 2022 (together, the “Manager Grant”) pursuant to the Bluerock Homes Trust, Inc. 2022 Equity Incentive Plan for Entities (the “BHM Entities Plan”). Effective November 2, 2023, for tax efficiency purposes, the Manager forfeited 83,995 unvested LTIP Units granted to the Manager in connection with the Manager Grant. On November 3, 2023, by mutual agreement of the Manager and the company, and at the direction of the Manager, such 83,995 unvested LTIP Units were issued directly to and among certain of the BREH Personnel, pursuant to the BHM Individuals Plan, as equity compensation for services provided to the Manager in such capacities. These issuances were made in satisfaction of the Manager’s obligation to its affiliate, BREH, for compensation-related expenses incurred by BREH in connection with its employment of the BREH Personnel, and were evidenced by LTIP Unit Vesting Agreements. Such LTIP Units will vest one-third on May 25, 2024, and the remainder will vest ratably on an annual basis over a two-year period from April 1, 2024. Once vested, the LTIP Units may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which the LTIP Units were held), settled in shares of the company’s Class A common stock on a one-for-one basis. Such LTIP Units are evidenced by LTIP Unit Vesting Agreements, and the shares of Class A common stock issued as a portion of the Manager Grant are evidenced by a Restricted Stock Vesting Agreement.  The issuances of such LTIP Units and shares of Class A common stock were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The shares of Class A common stock issued as a portion of the Manager Grant will vest ratably on an annual basis over a three-year period from April 1, 2023. From the date of grant, the recipients will be entitled to receive “distribution equivalents” with respect to such LTIP Units, and distributions with respect to such shares of Class A common stock, in each case whether or not vested, at the time distributions are paid to the holders of the company’s Class A common stock.

On August 15, 2023, the company granted (i) 109,835 C-LTIP Units to the Manager in partial payment of the quarterly Base Management Fee to compensate the Manager for advisory services and certain general management services rendered under the Management Agreement during the second quarter of 2023 (the “Q2 Base Management Fee”), and (ii) 24,753 C-LTIP Units to the Manager as reimbursement from the company for documented expenses of the Manager and its affiliates incurred on behalf of the company, the Operating Partnership, and each of their respective subsidiaries that were reasonably necessary for the performance by the Manager of its duties and functions under the Management Agreement during the second quarter of 2023 (collectively, the “Q2 Reimbursable Expenses”), in each case in keeping with the terms set forth in the Management Agreement. In addition, on August 15, 2023, in satisfaction of the remainder of the company’s Q2 Base Management Fee obligation to the Manager and the Manager’s reimbursement obligation to BREH for payroll-related expenses in connection with the payment of base salaries for the second quarter of 2023 to each of Mr. Kamfar and Mr. Ruddy for services provided to the Manager in their respective capacities as Chief Executive Officer and President thereof, by mutual agreement of the Manager and the company and at the direction of each of the Manager and BREH, and in keeping with formal elections made on December 31, 2022 by each of Messrs. Kamfar and Ruddy, the company further issued (a) 11,814 C-LTIP Units directly to Mr. Kamfar in payment of 98.4% of Mr. Kamfar’s base salary for the second quarter of 2023, and (b) 3,842 C-LTIP Units directly to Mr. Ruddy in payment of 80.0% of Mr. Ruddy’s base salary for the second quarter of 2023 (together, the “Q2 Base Salaries”). The issuances of C-LTIP Units in payment of the Q2 Base Management Fee, the Q2 Reimbursable Expenses and the Q2 Base Salaries were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. Each of the Manager and Messrs. Kamfar and Ruddy has a substantive, pre-existing relationship with the company and is an “accredited investor” as defined in Regulation D. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The C-LTIP Units issued in payment of the Q2 Base Management Fee, the Q2 Reimbursable Expenses and the Q2 Base Salaries were fully vested upon issuance, and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which such C-LTIP Units were held), settled in shares of the company’s Class A common stock. Each of the Manager and Messrs. Kamfar and Ruddy will be entitled to receive “distribution equivalents” with respect to such C-LTIP Units at the time distributions are paid to the holders of the company’s Class A common stock.

On November 14, 2023, the company granted (i) 124,704 C-LTIP Units to the Manager in partial payment of the quarterly Base Management Fee to compensate the Manager for advisory services and certain general management services rendered under the Management Agreement during the third quarter of 2023 (the “Q3 Base Management Fee”), and (ii) 27,835 C-LTIP Units to the Manager as reimbursement from the company for documented expenses of the Manager and its affiliates incurred on behalf of the company, the Operating Partnership, and each of their respective subsidiaries that were reasonably necessary for the performance by the Manager of its duties and functions under the Management Agreement during the third quarter of 2023 (collectively, the “Q3 Reimbursable Expenses”), in each case in keeping with the terms set forth in the Management Agreement. In addition, on August 15, 2023, in satisfaction of the remainder of the company’s Q3 Base Management Fee obligation to the Manager and the Manager’s reimbursement obligation to BREH for payroll-related expenses in connection with the payment of base salaries for the third quarter of 2023 to each of Mr. Kamfar and Mr. Ruddy for services provided to the Manager in their respective capacities as Chief Executive Officer and President thereof, by mutual agreement of the Manager and the company and at the direction of each of the Manager and BREH, and in keeping with formal elections made on December 31, 2022 by each of Messrs. Kamfar and Ruddy, the company further issued (a) 13,160 C-LTIP Units directly to Mr. Kamfar in payment of 98.4% of Mr. Kamfar’s base salary for the third quarter of 2023, and (b) 4,280 C-LTIP Units directly to Mr. Ruddy in payment of 80.0% of Mr. Ruddy’s base salary for the third quarter of 2023 (together, the “Q3 Base Salaries”). The issuances of C-LTIP Units in payment of the Q3 Base Management Fee, the Q3 Reimbursable Expenses and the Q3 Base Salaries were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. Each of the Manager and Messrs. Kamfar and Ruddy has a substantive, pre-existing relationship with the company and is an “accredited investor” as defined in Regulation D. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The C-LTIP Units issued in payment of the Q3 Base Management Fee, the Q3 Reimbursable Expenses and the Q3 Base Salaries were fully vested upon issuance, and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which such C-LTIP Units were held), settled in shares of the company’s Class A common stock. Each of the Manager and Messrs. Kamfar and Ruddy will be entitled to receive “distribution equivalents” with respect to such C-LTIP Units at the time distributions are paid to the holders of the company’s Class A common stock.

On January 8, 2024, the company granted 5.185 LTIP Units to each of the non-employee members of the company’s board of directors in payment of the equity portion of their respective annual retainers for fiscal year 2024 (such grants, collectively, the “2024 Retainer Grants”). The LTIP Units issued as 2024 Retainer Grants were issued pursuant to the BHM Individuals Plan. Each such 2024 Retainer Grant was evidenced by an LTIP Unit Award Agreement. The issuances of LTIP Units as 2024 Retainer Grants were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. Such LTIP Units were fully vested upon issuance and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which the LTIP Units were held), settled in shares of the company’s Class A common stock on a one-for-one basis. From the date of grant, holders of such LTIP Units will be entitled to receive “distribution equivalents” at the time distributions are paid to the holders of the company’s Class A common stock.

On February 21, 2024, the company granted (i) 133,496 C-LTIP Units to the Manager in partial payment of the quarterly Base Management Fee to compensate the Manager for advisory services and certain general management services rendered under the Management Agreement during the fourth quarter of 2023 (the “Q4 2023 Base Management Fee”), and (ii) 95,204 C-LTIP Units to the Manager as reimbursement from the company for documented expenses of the Manager and its affiliates incurred on behalf of the company, the Operating Partnership, and each of their respective subsidiaries that were reasonably necessary for the performance by the Manager of its duties and functions under the Management Agreement during the fourth quarter of 2022 (collectively, the “Q4 2023 Reimbursable Expenses”), in each case in keeping with the terms set forth in the Management Agreement.

Also on February 21, 2024, in satisfaction of the remainder of the company’s Q4 Base Management Fee obligation to the Manager and the Manager’s reimbursement obligation to BREH for payroll-related expenses in connection with the payment of base salaries for the fourth quarter of 2023 to each of Mr. Kamfar and Mr. Ruddy for services provided to the Manager in their respective capacities as Chief Executive Officer and President thereof, by mutual agreement of the Manager and the company and at the direction of each of the Manager and BREH, and in keeping with formal elections made on December 31, 2023 by each of Messrs. Kamfar and Ruddy, the company further issued (a) 13,661 C-LTIP Units directly to Mr. Kamfar in payment of 98.4% of Mr. Kamfar’s base salary for the fourth quarter of 2023, and (b) 4.443 C-LTIP Units directly to Mr. Ruddy in payment of 80.0% of Mr. Ruddy’s base salary for the fourth quarter of 2023 (together, the “Q4 2023 Base Salaries”). The issuances of C-LTIP Units in payment of the Q4 2023 Base Management Fee, the Q4 2023 Reimbursable Expenses and the Q4 2023 Base Salaries were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. Each of the Manager and Messrs. Kamfar and Ruddy has a substantive, pre-existing relationship with the company and is an “accredited investor” as defined in Regulation D. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The C-LTIP Units issued in payment of the Q4 2023 Base Management Fee the Q4 2023 Reimbursable Expenses and the Q4 2023 Base Salaries were fully vested upon issuance, and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which such C-LTIP Units were held), settled in shares of the company’s Class A Common Stock. Each of the Manager and Messrs. Kamfar and Ruddy will be entitled to receive “distribution equivalents” with respect to their respective C-LTIP Units at the time distributions are paid to the holders of the company’s Class A common stock.

On April 1, 2024, the company issued an aggregate of 66,846 restricted shares of Class A common stock to and among certain of the BREH Personnel, pursuant to the BHM Individuals Plan, as equity compensation for services provided to the Manager in such capacities for the fiscal year ended December 31, 2023. These issuances were made in satisfaction of the Manager’s obligation to its affiliate, BREH, for compensation-related expenses incurred by BREH in connection with its employment of the BREH Personnel, and were evidenced by Restricted Stock Vesting Agreements. Such shares of Class A common stock will vest ratably on an annual basis over a three-year period from April 1, 2024. The issuances of such shares of Class A common stock were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. From the date of grant, the recipients will be entitled to receive distributions with respect to such shares of Class A common stock, whether or not vested, at the time distributions are paid to the holders of the company’s Class A common stock.

Effective April 1, 2024, for tax efficiency purposes, the Manager forfeited the remaining 57,670 unvested LTIP Units granted to the Manager in connection with the Manager Grant made on May 25, 2023. On April 30, 2024, the company issued an aggregate of 101,789 LTIP Units (including, by mutual agreement of the Manager and the Company, and at the direction of the Manager, the remaining 57,670 unvested LTIP Units forfeited by the Manager effective April 1, 2024), to and among certain members of the executive management team of the Manager, pursuant to the BHM Individuals Plan, as equity compensation for services provided to the Manager in such capacities for the fiscal year ended December 31, 2023. These issuances were made in satisfaction of the Manager’s obligation to its affiliate, BREH, for compensation-related expenses incurred by BREH in connection with its employment of the BREH Personnel, and were evidenced by LTIP Unit Vesting Agreements. Such LTIP Units will vest ratably on an annual basis over a three-year period from April 30, 2024. Once vested, the LTIP Units may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the company’s option and after a one year holding period (including any period during which the LTIP Units were held), settled in shares of Class A common stock on a one-for-one basis. The issuances of such LTIP Units were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. From the date of grant, the recipients will be entitled to receive distributions with respect to such LTIP Units, whether or not vested, at the time distributions are paid to the holders of the company’s Class A common stock.

Also on April 30, 2024, the company issued an aggregate of 10,435 restricted shares of Class A common stock to and among certain of the BREH Personnel, pursuant to the BHM Individuals Plan, as equity compensation for services provided to the Manager in such capacities for the fiscal year ended December 31, 2023. These issuances were made in satisfaction of the Manager’s obligation to its affiliate, BREH, for compensation-related expenses incurred by BREH in connection with its employment of the BREH Personnel, and were evidenced by Restricted Stock Vesting Agreements. Such shares of Class A common stock will vest ratably on an annual basis over a three-year period from April 30, 2024. The issuances of such shares of Class A common stock were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. From the date of grant, the recipients will be entitled to receive distributions with respect to such shares of Class A common stock, whether or not vested, at the time distributions are paid to the holders of the company’s Class A common stock.

On May 14, 2024, the company granted 45,891 C-LTIP Units to the Manager in partial payment of the quarterly Base Management Fee to compensate the Manager for advisory services and certain general management services rendered under the Management Agreement during the first quarter of 2024 (the “Q1 2024 Base Management Fee”), in keeping with the terms set forth in the Management Agreement.

Also on May 14, 2024, in satisfaction of the remainder of the company’s Q1 2024 Base Management Fee obligation to the Manager and the Manager’s reimbursement obligation to BREH for payroll-related expenses in connection with the payment of base salaries for the first quarter of 2024 to each of Mr. Kamfar and Mr. Ruddy for services provided to the Manager in their respective capacities as Chief Executive Officer and President thereof, by mutual agreement of the Manager and the company and at the direction of each of the Manager and BREH, and in keeping with formal elections made on December 31, 2023 by each of Messrs. Kamfar and Ruddy, the company further issued (a) 10,707 C-LTIP Units directly to Mr. Kamfar in payment of 98.4% of Mr. Kamfar’s base salary for the first quarter of 2024, and (b) 3,482 C-LTIP Units directly to Mr. Ruddy in payment of 80.0% of Mr. Ruddy’s base salary for the first quarter of 2024 (together, the “Q1 2024 Base Salaries”). The issuances of C-LTIP Units in payment of the Q1 2024 Base Management Fee and the Q1 2024 Base Salaries were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. Each of the Manager and Messrs. Kamfar and Ruddy has a substantive, pre-existing relationship with the company and is an “accredited investor” as defined in Regulation D. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The C-LTIP Units issued in payment of the Q1 2024 Base Management Fee and the Q1 2024 Base Salaries were fully vested upon issuance, and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which such C-LTIP Units were held), settled in shares of the company’s Class A common stock. Each of the Manager and Messrs. Kamfar and Ruddy will be entitled to receive “distribution equivalents” with respect to such C-LTIP Units at the time distributions are paid to the holders of the company’s Class A common stock.

On August 8, 2024, the company granted 45,249 C-LTIP Units to the Manager in partial payment of the quarterly Base Management Fee to compensate the Manager for advisory services and certain general management services rendered under the Management Agreement during the second quarter of 2024 (the “Q2 2024 Base Management Fee”), in keeping with the terms set forth in the Management Agreement.

Also on August 8, 2024, in satisfaction of the remainder of the company’s Q2 2024 Base Management Fee obligation to the Manager and the Manager’s reimbursement obligation to BREH for payroll-related expenses in connection with the payment of base salaries for the second quarter of 2024 to each of Mr. Kamfar and Mr. Ruddy for services provided to the Manager in their respective capacities as Chief Executive Officer and President thereof, by mutual agreement of the Manager and the company and at the direction of each of the Manager and BREH, and in keeping with formal elections made on December 31, 2023 by each of Messrs. Kamfar and Ruddy, the company further issued (a) 9,916 C-LTIP Units directly to Mr. Kamfar in payment of 98.4% of Mr. Kamfar’s base salary for the second quarter of 2024, and (b) 3,225 C-LTIP Units directly to Mr. Ruddy in payment of 80.0% of Mr. Ruddy’s base salary for the second quarter of 2024 (together, the “Q2 2024 Base Salaries”). The issuances of C-LTIP Units in payment of the Q2 2024 Base Management Fee and the Q2 2024 Base Salaries were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. Each of the Manager and Messrs. Kamfar and Ruddy has a substantive, pre-existing relationship with the company and is an “accredited investor” as defined in Regulation D. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The C-LTIP Units issued in payment of the Q2 2024 Base Management Fee and the Q2 2024 Base Salaries were fully vested upon issuance, and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which such C-LTIP Units were held), settled in shares of the company’s Class A common stock. Each of the Manager and Messrs. Kamfar and Ruddy will be entitled to receive “distribution equivalents” with respect to such C-LTIP Units at the time distributions are paid to the holders of the company’s Class A common stock.

On November 12, 2024, the company granted 66,372 C-LTIP Units to the Manager in partial payment of the quarterly Base Management Fee to compensate the Manager for advisory services and certain general management services rendered under the Management Agreement during the third quarter of 2024 (the “Q3 2024 Base Management Fee”), in keeping with the terms set forth in the Management Agreement.

Also on November 12, 2024, in satisfaction of the remainder of the company’s Q3 2024 Base Management Fee obligation to the Manager and the Manager’s reimbursement obligation to BREH for payroll-related expenses in connection with the payment of base salaries for the third quarter of 2024 to each of Mr. Kamfar and Mr. Ruddy for services provided to the Manager in their respective capacities as Chief Executive Officer and President thereof, by mutual agreement of the Manager and the company and at the direction of each of the Manager and BREH, and in keeping with formal elections made on December 31, 2023 by each of Messrs. Kamfar and Ruddy, the company further issued (a) 12,973 C-LTIP Units directly to Mr. Kamfar in payment of 98.4% of Mr. Kamfar’s base salary for the third quarter of 2024, and (b) 4,219 C-LTIP Units directly to Mr. Ruddy in payment of 80.0% of Mr. Ruddy’s base salary for the third quarter of 2024 (together, the “Q3 2024 Base Salaries”). The issuances of C-LTIP Units in payment of the Q3 2024 Base Management Fee and the Q3 2024 Base Salaries were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. Each of the Manager and Messrs. Kamfar and Ruddy has a substantive, pre-existing relationship with the company and is an “accredited investor” as defined in Regulation D. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The C-LTIP Units issued in payment of the Q3 2024 Base Management Fee and the Q3 2024 Base Salaries were fully vested upon issuance, and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which such C-LTIP Units were held), settled in shares of the company’s Class A common stock. Each of the Manager and Messrs. Kamfar and Ruddy will be entitled to receive “distribution equivalents” with respect to such C-LTIP Units at the time distributions are paid to the holders of the company’s Class A common stock.

On January 1, 2025, the company granted 5,405 LTIP Units to each of the non-employee members of the company’s board of directors in payment of the equity portion of their respective annual retainers for fiscal year 2025 (such grants, collectively, the “2025 Retainer Grants”). The LTIP Units issued as 2025 Retainer Grants were issued pursuant to the Bluerock Incentive Plan for Individuals. Each such 2025 Retainer Grant was evidenced by an LTIP Unit Award Agreement. The issuances of LTIP Units as 2025 Retainer Grants were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. Such LTIP Units were fully vested upon issuance and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which the LTIP Units were held), settled in shares of the company’s Class A common stock on a one-for-one basis. From the date of grant, holders of such LTIP Units will be entitled to receive “distribution equivalents” at the time distributions are paid to the holders of the company’s Class A common stock.

On March 7, 2025, in satisfaction of a portion of the quarterly Base Management Fee to compensate the Manager for advisory services and certain general management services rendered under the Management Agreement during the fourth quarter of 2024 (the “Q4 2024 Base Management Fee”) and the Manager’s reimbursement obligation to BREH for payroll-related expenses in connection with the payment of base salaries for the fourth quarter of 2024 to each of Mr. Kamfar and Mr. Ruddy for services provided to the Manager in their respective capacities as Chief Executive Officer and President thereof, by mutual agreement of the Manager and the company and at the direction of each of the Manager and BREH, and in keeping with formal elections made on December 31, 2023 by each of Messrs. Kamfar and Ruddy, the company further issued (a) 16,038 C-LTIP Units directly to Mr. Kamfar in payment of 98.4% of Mr. Kamfar’s base salary for the fourth quarter of 2024, and (b) 5,216 C-LTIP Units directly to Mr. Ruddy in payment of 80.0% of Mr. Ruddy’s base salary for the fourth quarter of 2024 (together, the “Q4 2024 Base Salaries”). The issuances of C-LTIP Units in payment of the Q4 2024 Base Management Fee and the Q4 2024 Base Salaries were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. Each of the Manager and Messrs. Kamfar and Ruddy has a substantive, pre-existing relationship with the company and is an “accredited investor” as defined in Regulation D. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The C-LTIP Units issued in payment of the Q4 2024 Base Management Fee and the Q4 2024 Base Salaries were fully vested upon issuance, and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which such C-LTIP Units were held), settled in shares of the company’s Class A common stock. Each of the Manager and Messrs. Kamfar and Ruddy will be entitled to receive “distribution equivalents” with respect to such C-LTIP Units at the time distributions are paid to the holders of the company’s Class A common stock.

On April 1, 2025, the company issued an aggregate of 33,087 LTIP Units to and among certain members of the executive management team of the Manager, pursuant to the BHM Individuals Plan, as equity compensation for services provided to the Manager in such capacities for the fiscal year ended December 31, 2024. These issuances were made in satisfaction of the Manager’s obligation to its affiliate, BREH, for compensation-related expenses incurred by BREH in connection with its employment of the BREH Personnel, and were evidenced by LTIP Unit Vesting Agreements. Such LTIP Units will vest ratably on an annual basis over a three-year period from April 1, 2025. Once vested, the LTIP Units may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the company’s option and after a one year holding period (including any period during which the LTIP Units were held), settled in shares of Class A common stock on a one-for-one basis. The issuances of such LTIP Units were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. From the date of grant, the recipients will be entitled to receive distributions with respect to such LTIP Units, whether or not vested, at the time distributions are paid to the holders of the company’s Class A common stock.

Also on April 1, 2025, the company issued an aggregate of 112,563 restricted shares of Class A common stock to and among certain of the BREH Personnel, pursuant to the BHM Individuals Plan, as equity compensation for services provided to the Manager in such capacities for the fiscal year ended December 31, 2024. These issuances were made in satisfaction of the Manager’s obligation to its affiliate, BREH, for compensation-related expenses incurred by BREH in connection with its employment of the BREH Personnel, and were evidenced by Restricted Stock Vesting Agreements. Such shares of Class A common stock will vest ratably on an annual basis over a three-year period from April 1, 2025. The issuances of such shares of Class A common stock were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. From the date of grant, the recipients will be entitled to receive distributions with respect to such shares of Class A common stock, whether or not vested, at the time distributions are paid to the holders of the company’s Class A common stock.

On April 23, 2025, the company issued an aggregate of 40,944 LTIP Units to and among certain members of the executive management team of the Manager, pursuant to the BHM Individuals Plan, as equity compensation for services provided to the Manager in such capacities for the fiscal year ended December 31, 2024. These issuances were made in satisfaction of the Manager’s obligation to its affiliate, BREH, for compensation-related expenses incurred by BREH in connection with its employment of the BREH Personnel, and were evidenced by LTIP Unit Vesting Agreements. Such LTIP Units will vest one-third on April 23, 2026, and the remainder will vest ratably on an annual basis over a two-year period from April 1, 2026. Once vested, the LTIP Units may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the company’s option and after a one year holding period (including any period during which the LTIP Units were held), settled in shares of Class A common stock on a one-for-one basis. The issuances of such LTIP Units were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. From the date of grant, the recipients will be entitled to receive distributions with respect to such LTIP Units, whether or not vested, at the time distributions are paid to the holders of the company’s Class A common stock.

On May 13, 2025, in satisfaction of a portion of the quarterly Base Management Fee to compensate the Manager for advisory services and certain general management services rendered under the Management Agreement during the first quarter of 2025 (the “Q1 2025 Base Management Fee”) and the Manager’s reimbursement obligation to BREH for payroll-related expenses in connection with the payment of base salaries for the first quarter of 2025 to each of Mr. Kamfar and Mr. Ruddy for services provided to the Manager in their respective capacities as Chief Executive Officer and President thereof, by mutual agreement of the Manager and the company and at the direction of each of the Manager and BREH, and in keeping with formal elections made on December 31, 2024 by each of Messrs. Kamfar and Ruddy, the company further issued (a) 14,603 C-LTIP Units directly to Mr. Kamfar in payment of 80.0% of Mr. Kamfar’s base salary for the first quarter of 2025, and (b) 5,872 C-LTIP Units directly to Mr. Ruddy in payment of 80.0% of Mr. Ruddy’s base salary for the first quarter of 2025 (together, the “Q1 2025 Base Salaries”). The issuances of C-LTIP Units in payment of the Q1 2025 Base Management Fee and the Q1 2025 Base Salaries were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation D thereunder for transactions not involving any public offering. Each of Messrs. Kamfar and Ruddy has a substantive, pre-existing relationship with the company and is an “accredited investor” as defined in Regulation D. No general solicitation or advertising occurred in connection with the issuance and sale of these securities. The C-LTIP Units issued in payment of the Q1 2025 Base Management Fee and the Q1 2025 Base Salaries were fully vested upon issuance, and may convert to OP Units upon reaching capital account equivalency with the OP Units held by the company, and may then be redeemed for cash or, at the option of the company and after a one year holding period (including any period during which such C-LTIP Units were held), settled in shares of the company’s Class A common stock. Each of Messrs. Kamfar and Ruddy will be entitled to receive “distribution equivalents” with respect to such C-LTIP Units at the time distributions are paid to the holders of the company’s Class A common stock.

Item 34. Indemnification of Directors and Officers

Under Maryland law, a Maryland corporation may include in its charter a provision eliminating the liability of directors and officers to the corporation and its stockholders for money damages unless such liability results from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision eliminating such liability to the maximum extent permitted by Maryland law.

In addition, the Maryland General Corporation Law (the “MGCL”) requires a corporation (unless its charter provides otherwise, which are charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity and allows directors and officers to be indemnified against judgments, penalties, fines, settlements, and expenses actually incurred in a proceeding unless the following can be established:

•	the act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

The MGCL prohibits a corporation from indemnifying a director or officer who has been adjudged liable in a suit by the corporation or on its behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by the corporation or on its behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

The MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter requires us to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our directors and our officers (including any director or officer who is or was serving at the request of our company as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise) and to any external manager acting as an agent of the company. In addition, our charter permits us, with the approval of our board of directors, to provide such indemnification and advance of expenses to any individual who served a predecessor of us in any of the capacities described above and to any employee or agent of us or a predecessor of us.

We have entered into indemnification agreements with each of our directors and our executive officers. The indemnification agreements require, among other things, that we indemnify such persons to the maximum extent permitted by law, and advance to such persons all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Item 35. Treatment of Proceeds from Stock Being Registered

None.

Item 36. Financial Statements and Exhibits

(a) Financial Statements. The following financial statements are incorporated into the prospectus and this registration statement by reference:

(1)	The audited consolidated financial statements of the company included in the company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 20, 2025.

(2)	The consolidated financial statements of the company included in the company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2025 filed with the SEC on May 9, 2025.

(3)	The financial statements of real estate acquired for Villas at Huffmeister and pro forma financial information for the company included in the company’s Current Report on Form 8-K, filed with the SEC on November 14, 2024.

(4)	The audited consolidated financial statements for Amira JV LP and Subsidiary, financial statements of real estate acquired for Amira at Westly, and pro forma financial information for the company included in the company’s Current Report on Form 8-K/A, filed with the SEC on January 16, 2025.

(5)	The financial statements of real estate acquired for Allure at Southpark and pro forma financial information for the company included in the company’s Current Report on Form 8-K/A, filed with the SEC on February 18, 2025.

(b) Exhibits. See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this Registration Statement on Form S-11, which Exhibit Index is incorporated herein by reference.

Item 37. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to directors, officers and controlling persons of our company pursuant to the provisions referred to in Item 34 of this registration statement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

(a) The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(b) The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser: (i) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement, and (ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x), for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(c) The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(d) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Separation and Distribution Agreement, dated as of October 5, 2022, by and among Bluerock Residential Growth REIT, Inc., Badger Parent LLC, Badger Holdco LLC, Bluerock Residential Holdings, L.P. and Bluerock Homes Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 6, 2022

3.1	Second Articles of Amendment and Restatement of Bluerock Homes Trust, Inc., incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 6, 2022

3.2	Amended and Restated Bylaws of Bluerock Homes Trust, Inc., incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on October 6, 2022

3.3	Articles Supplementary of the Company, dated December 1, 2022, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 5, 2022

3.4	Articles Supplementary of Bluerock Homes Trust Inc., dated January 24, 2023, incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form S-11 filed on January 25, 2023

3.5	Articles Supplementary of Bluerock Homes Trust Inc., dated March 14, 2023, incorporated by reference to Exhibit 3.5 to the Company’s Annual Report on Form 10-K filed on March 22, 2023

3.6*	Articles Supplementary of Bluerock Homes Trust Inc., dated

4.1	Second Amended and Restated Agreement of Limited Partnership of Bluerock Residential Holdings, L.P., dated April 2, 2014, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Bluerock Residential Growth REIT, Inc. filed on April 8, 2014

4.2	Thirteenth Amendment to Second Amended and Restated Agreement of Limited Partnership of Bluerock Residential Holdings, L.P., dated September 22, 2022, incorporated by reference to the Current Report on Form 8-K filed by Bluerock Residential Growth REIT, Inc. on September 22, 2022

4.3	Fourteenth Amendment to Second Amended and Restated Agreement of Limited Partnership of Bluerock Residential Holdings, L.P., dated December 1, 2022, incorporated by reference to the Company’s Current Report on Form 8-K filed on December 5, 2022

4.4	Fifteenth Amendment to Second Amended and Restated Agreement of Limited Partnership of Bluerock Residential Holdings, L.P., dated January 24, 2023, incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-11 filed on January 25, 2023

4.5*	Sixteenth Amendment to Second Amended and Restated Agreement of Limited Partnership of Bluerock Residential Holdings, L.P., dated

5.1*	Opinion of Venable LLP

8.1*	Opinion of Paul Hastings L.L.P.

10.1	Tax Matters Agreement, dated as of October 5, 2022, by and among Bluerock Residential Growth REIT, Inc., Badger Parent LLC, Badger Holdco LLC, Bluerock Residential Holdings, L.P., Bluerock REIT Holdings, LLC and Bluerock Homes Trust, Inc., incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.2	Management Agreement, dated as of October 5, 2022, by and among Bluerock Homes Manager, LLC, Bluerock Homes Trust, Inc. and Bluerock Residential Holdings, L.P., incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.3	Amendment to Management Agreement, dated January 10, 2023, by and among Bluerock Homes Manager, LLC, Bluerock Homes Trust, Inc. and Bluerock Residential Holdings, L.P., incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 12, 2023

10.4	Second Amendment to Management Agreement, dated February 28, 2025, by and among Bluerock Homes Manager, LLC, Bluerock Homes Trust, Inc. and Bluerock Residential Holdings, L.P., incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 6, 2025

10.5	Bluerock Homes Trust, Inc. 2022 Equity Incentive Plan for Individuals, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.6	Bluerock Homes Trust, Inc. 2022 Equity Incentive Plan for Entities, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.7	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and R. Ramin Kamfar, effective October 6, 2022, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.8	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and Jordan Ruddy, effective October 6, 2022, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.9	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and Ryan MacDonald, effective October 6, 2022, incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.10	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and James G. Babb, III, effective October 6, 2022, incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.11	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and Christopher J. Vohs, effective October 6, 2022, incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.12	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and Michael DiFranco, effective October 6, 2022, incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.13	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and Jason Emala, effective October 6, 2022, incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.14	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and I. Bobby Majumder, effective October 6, 2022, incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.15	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and Elizabeth Harrison, effective October 6, 2022, incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.16	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and Kamal Jafarnia, effective October 6, 2022, incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.17	Indemnification Agreement by and among Bluerock Homes Trust, Inc., Bluerock Residential Holdings, L.P. and Romano Tio, effective October 6, 2022, incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on October 6, 2022

10.18	Loan Agreement, dated April 6, 2022, by and among persons that are party thereto listed as Borrowers, persons party thereto that are listed as Equity Owners, Bluerock Residential Holdings, LP, persons that are party thereto listed as Lenders, Deutsche Bank Securities Inc., Deutsche Bank AG, New York Branch and Computershare Trust Company, N.A., incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2022

10.19	Sponsor Guaranty, dated April 6, 2022, by and between Bluerock Homes Trust, Inc. and Deutsche Bank AG, New York Branch, incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2022

10.20	Contribution Agreement by and between BR S2 Allure JV, LLC, S2 Allure REIT Subsidiary LLC, S2C REIT OP, LP, S2 Allure BEVE LLC, S2 Allure ARO LLC, S2 Allure VAU LLC, and S2 Allure LLC, dated as of November 20, 2024, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 26, 2024

10.21*	Form of Dealer Manager Agreement by and among Bluerock Homes Trust, Inc. and Bluerock Capital Markets, LLC

21.1	Subsidiaries of Bluerock Homes Trust, Inc., incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on March 20, 2025

23.1*	Consent of Venable LLP (included in Exhibit 5.1)

23.2*	Consent of Paul Hastings L.L.P. (included in Exhibit 8.1)

23.3*	Consent of Grant Thornton LLP

23.4*	Consent of Plante Moran, PC, Independent Auditor

23.5*	Consent of Plante Moran, PC, Independent Auditor

23.6*	Consent of RSM US LLP

23.7*	Consent of Plante Moran, PC, Independent Auditor

23.8*	Consent of Deloitte & Touche LLP

24.1*	Power of Attorney (included in the signature page)

107*	Filing Fee Tables

*To be filed by amendment.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the            day of           ,           .

BLUEROCK HOMES TRUST, INC.

By:	R. Ramin Kamfar,
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Bluerock Homes Trust, Inc. (the “Company”), and each of us, do hereby constitute and appoint R. Ramin Kamfar, our true and lawful attorney-in-fact and agent, with full power of substitution, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers of the Company and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney-in-fact or agent may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the filing of this Registration Statement on Form S-11, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below for the Company, any and all amendments (including post-effective amendments) to such Registration Statement and any related registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that said attorney and agent, or his substitute, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form S-11 registration statement has been signed by the following persons in the following capacities on the            day of           ,           .

Signature	Title	Date

Chief Executive Officer
R. Ramin Kamfar	(Principal Executive Officer) and
Chairman of the Board of Directors

Chief Financial Officer and Treasurer
Christopher J. Vohs	(Principal Financial Officer and Principal Accounting Officer)

Director
I. Bobby Majumder

Director
Elizabeth Harrison

Director
Kamal Jafarnia

Director
Romano Tio